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As filed with the Securities and Exchange Commission on December 11, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MARQUEE HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7832 (Primary Standard Industrial Classification Code Number)	43-1304369 (I.R.S. Employer Identification Number)

c/o AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105-1977
(816) 221-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kevin M. Connor, Esq.
Senior Vice President, General Counsel & Secretary
AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105
(816) 221-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:
Gregory A. Ezring, Esq. Monica K. Thurmond, Esq. O'Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000	Matthew D. Bloch, Esq. Erika L. Weinberg, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

        If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common stock, par value $0.01 per share	$750,000,000	$80,250.00

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2)
Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(3)
Paid by wire transfer from AMC Entertainment Inc. on behalf of Marquee Holdings Inc.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 11, 2006

                        Shares

AMC Entertainment Inc.

Common Stock

        This is an initial public offering of shares of common stock of AMC Entertainment Inc. (formerly Marquee Holdings Inc.)

        Our selling stockholders are selling an aggregate of                  shares in this offering. We will not receive any of the proceeds from the sale of the shares of common stock being sold by our selling stockholders.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $            and $            per share. We will apply to list the common stock on the                        under the symbol "        ".

        The underwriters have an option to purchase a maximum of                  additional shares of common stock from the selling stockholders to cover over-allotments of shares. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders pursuant to an exercise of the underwriters' over-allotment option.

        Investing in our common stock involves risks. See "Risk Factors" on page 22.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Selling Stockholders

Per Share

Total

        Delivery of the shares of common stock will be made on or about                        , 2007.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2007.

        You should rely only on the information contained in or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

        Until                  , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

MARKET AND INDUSTRY INFORMATION

        Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of our estimates based on data and reports compiled by industry professional organizations (including the Motion Picture Association of America, the National Association of Theatre Owners ("NATO"), Nielsen Media Research, Dodona Research, Rentrak Corporation ("Rentrak") and Screen Digest), industry analysts and our management's knowledge of our business and markets.

        Although we believe that the sources are reliable, we have not independently verified market industry data provided by third parties or by industry or general publications, and we take no further responsibility for this data. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to changes based on various factors, including those discussed under "Risk Factors."

i

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our consolidated financial statements and accompanying notes.

        On January 26, 2006, Marquee Holdings Inc. ("Holdings"), the parent of AMC Entertainment Inc. ("AMC Entertainment"), merged with LCE Holdings, Inc. ("LCE Holdings"), the parent of Loews Cineplex Entertainment Corporation ("Loews"), with Holdings continuing after the merger, and Loews merged with and into AMC Entertainment, with AMC Entertainment continuing after the merger (collectively, the "Mergers"). As used in this prospectus, unless the context otherwise requires, references to "AMC Entertainment" or "AMCE" refer to AMC Entertainment Inc. and its subsidiaries prior to giving effect to the Mergers. Upon completion of this initial public offering, Holdings will change its name to AMC Entertainment Inc. and AMC Entertainment will change its name to            . Except as otherwise indicated or otherwise required by the context, references in this prospectus to "we," "us," the "combined company" or the "company" refer to the combined business of Holdings and its subsidiaries after giving effect to the Mergers.

        As used in this prospectus, the term "pro forma" refers to, in the case of pro forma financial information, such information after giving pro forma effect to the Merger Transactions (as defined below), the NCM Transactions (as described under "Prospectus Summary—Recent Developments") and this offering. The share data set forth in this prospectus reflects a reclassification of Holdings' capital stock as more fully described under "Prospectus Summary—The Reclassification."

        Holdings has a 52-week or 53-week fiscal year ending on the Thursday closest to April 1. Fiscal years 2002, 2004, 2005 and 2006 contained 52 weeks. Fiscal year 2003 contained 53 weeks.

Who We Are

        We are one of the world's leading theatrical exhibition companies based on total revenues. We were founded in 1920 and over the years we have pioneered many of the industry's leading innovations including the megaplex theatre. Additionally, through our acquisition activity we have acquired some of the most respected companies in the theatrical exhibition industry such as General Cinemas and Loews. As of September 28, 2006, we owned, operated or held interests in 411 theatres with a total of 5,635 screens, of which approximately 82% were located in the United States and Canada. We believe that we have one of the most modern theatre circuits among the world's major theatre exhibitors. Our circuit of high-performing theatres is primarily located in large, urban markets where we have a strong market position which allows us to maximize revenues and manage our costs effectively. For the 52 weeks ended March 30, 2006, on a pro forma basis, we had revenues of $2.4 billion, Adjusted EBITDA (as defined on page 12 under "Summary Unaudited Pro Forma Financial and Operating Data") of $367.5 million, a loss from continuing operations of $245.2 million and, on a historical basis, we had net cash provided by operating activities of $25.7 million. For the 52 weeks ended September 28, 2006, on a pro forma basis, we had revenues of $2.4 billion, Adjusted EBITDA of $389.9 million, a loss from continuing operations of $189.7 million and, on a historical basis, we had net cash provided by operating activities of $96.4 million. Net cash provided by operating activities for the 52 weeks ended March 30, 2006 and September 28, 2006 do not include $142.5 million of cash acquired in the Mergers. See "Summary Unaudited Pro Forma Financial and Operating Data."

        In the United States, as of September 28, 2006, we operated 312 theatres with 4,468 screens in 30 states and the District of Columbia. We have a significant presence in most major urban "Designated Market Areas," or "DMAs" (television market areas as defined by Nielsen Media Research). For the 52 weeks ended September 28, 2006, we had the number one or two market share in 21 of the top 25 DMAs in the U.S., including the number one market share in New York City, Chicago, Dallas and

Boston, among others, and we operated 25 of the top 50 theatres in the U.S. and Canada in terms of box office revenues as measured by Rentrak. As of September 28, 2006, we had an average of 14.5 screens per theatre, which we believe to be the highest among the major U.S. and Canada theatre exhibitors. Our U.S. and Canada theatre circuit represented 91.5% of our revenues for the 52 weeks ended September 28, 2006 on a pro forma basis.

        As of September 28, 2006, our international circuit of 92 theatres and 1,007 screens consisted principally of wholly-owned theatres in Mexico and unconsolidated joint ventures in South America and Spain. In Mexico, we owned and operated 43 theatres and 476 screens primarily located in the Mexico City Metropolitan Area, or MCMA, through Grupo Cinemex, S.A. de C.V. and its subsidiaries (Cinemex). We believe that we have the number one market share in the MCMA with an estimated 49% of MCMA attendance through August of calendar 2006. We also had three wholly-owned theatres and 42 screens in Europe. Our wholly-owned international circuit represented 8.5% of our revenues for the 52 weeks ended September 28, 2006 on a pro forma basis.

        In addition, as of September 28, 2006, we participated in 50% joint ventures in South America (Hoyts General Cinema South America, or HGCSA) and Spain (Yelmo Cineplex, S.L., or Yelmo) which collectively owned 46 theatres and 489 screens. Although we do not consolidate our joint ventures, we have been able to capture value for these assets through divestitures. See "Business."

Our Competitive Strengths

        Key characteristics of our business that we believe make us a particularly effective competitor against other theatrical exhibition companies and position us well for future growth include:

  •
  our leading scale and market position;

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  our modern theatre circuit;

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  our highly productive theatres;

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  our broad major market coverage with prime theatre locations;

  •
  our strong cash flow generation; and

  •
  our proven management team.

        Leading Scale and Market Position.    We are one of the world's leading theatrical exhibition companies based on total revenues, enjoying geographic market diversification and leadership in major markets worldwide. Our merger on January 26, 2006 with Loews combined two leading theatrical exhibition companies, each with a long history of operating in the industry, and increased the number of screens we operated by 47%. As of September 28, 2006, we owned, operated or held interests in a geographically diverse theatre circuit consisting of 411 theatres and 5,635 screens. We believe the size of our operations allows us to achieve economies of scale, which provides us with a competitive advantage in real estate, theatre level operations, purchasing, theatre support and general and administrative activities, and positions us to benefit from positive industry attendance trends and revenue generating opportunities.

        Modern Theatre Circuit.    We are an industry leader in the development and operation of megaplex theatres, typically defined as a theatre having 14 or more screens and offering amenities to enhance the movie-going experience, such as stadium seating providing unobstructed viewing, digital sound and enhanced seat design. We believe that the megaplex format provides the operator with enhanced revenue opportunities and better asset utilization while creating convenience for patrons by increasing film choice and the number of film starting times. We continually upgrade the quality of our theatre circuit by adding new screens through new builds (including expansions) and acquisitions and by disposing of older screens through closures and sales. From April 1995 through September 28, 2006,

AMC Entertainment and Loews built 194 theatres with 3,523 new screens, acquired 431 theatres with 3,007 screens and disposed of 669 theatres with 4,020 screens. Of the total new build screens, 2,933 were added during the 1995 through 2002 period as we led the industry in modernizing our circuit through development of megaplex theatres. As of September 28, 2006, 3,274 or approximately 71% of our screens in the U.S. and Canada were located in megaplex theatres and as a result of the high quality nature of our circuit, the pace of new builds has recently slowed. The average number of screens per theatre in the United States and Canada increased from 11.2 for AMCE at the end of 2001 to 14.5 for the combined company as of September 28, 2006, which was well above the National Association of Theatre Owners average of 6.5 and indicative of the extent to which we have upgraded our theatre circuit.

        Highly Productive Theatres.    Our theatres are generally among the most productive in the markets where they operate. For the 52 weeks ended September 28, 2006, we had the number one market share in New York City, Chicago, Dallas and Boston among others, and we operated 25 of the top 50 theatres in the U.S. and Canada in terms of box office revenue as measured by Rentrak. Our next closest competitor operated ten of the top 50 theatres. In addition, for the 52 weeks ended September 28, 2006, on a pro forma basis, our theatre circuit in the United States and Canada produced box office revenues per screen at rates approximately 25% higher than our closest peer competitor and 42% higher than the industry average, as measured by Rentrak. On average, our theatres do more business and serve more customers, which positions us to benefit from our highly profitable concessions operations and from growth in advertising, arcade, ticketing fees and other ancillary sources of revenue.

        Broad Major Market Coverage in the United States with Prime Theatre Locations.    Our theatres are generally located in large, urban markets, giving us a breadth of market coverage that places us in most major markets in the United States. As of September 28, 2006, we operate in all but two of the Top 25 DMAs. Our theatres are usually located near or within developments that include retail stores, restaurants and other activities that complement the movie-going experience. Traditionally, the population densities, affluence and ethnic and cultural diversity of top DMA's generate higher levels of box office per capita and greater opportunity for a broader array of film genre, all of which we believe position the AMC circuit to benefit from the potential growth in these markets.

        Strong Cash Flow Generation.    As a leading exhibitor, AMC Entertainment generated net cash provided by operating activities of $65.0 million for the six months ended September 28, 2006. In future years, we expect to generate enough cash flow to service debt, maintain existing facilities, invest in our business through an appropriate level of new builds that allows us to maintain the high quality of our theatre circuit and to pay dividends to shareholders.

        Proven Management Team.    Our highly experienced senior management team has an average of 25 years of experience in the theatrical exhibition industry. Management has also successfully integrated a number of acquisitions which have achieved immediate cost-savings and has demonstrated the ability to successfully manage our business through all industry and economic cycles.

Our Strategy

        Our strategic plan has three principal elements:

  •
  maximizing operating efficiencies by focusing on the fundamentals of our business;

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  optimizing our theatre portfolio through selective new builds, acquisitions and the disposition of underperforming theatres; and

  •
  enhancing and extending our business and brands and in doing so, growing our core and ancillary revenues.

        Maximizing Operating Efficiencies.    We believe the fundamentals of our business include maximizing revenues, managing our costs and improving our margins. For example, since fiscal 2001, AMC Entertainment has implemented key initiatives in each of these areas, which have resulted in the following:

  •
  theatre revenues per patron for AMC Entertainment have increased by a 5.1% compound annual growth rate, or CAGR, from fiscal 2001 through the 52 week period ended September 28, 2006, which resulted in a per patron increase of greater than $2.40 over this period; and

  •
  as a result of numerous cost control initiatives, our cost of operations have declined as a percentage of total revenues from 67.4% in fiscal 2001 to 63.8% for the 52 weeks ended September 28, 2006;

As a result, our Segment Adjusted EBITDA(1) margins have increased from 14.5% in fiscal 2001 to 18.2% for the 52 weeks ended September 28, 2006, additionally;

(1)
See Note 11 to our Unaudited Financial Statements and Note 16 to our Audited Financial Statements included in this prospectus for a discussion of Segment Adjusted EBITDA.

•
general and administrative expenses: other for AMC Entertainment have declined as a percentage of total revenue from 2.7% in fiscal 2001 to 2.3% during the 52 weeks ended September 28, 2006.

        Optimizing Our Theatre Portfolio.    Asset quality is a function of our selective new build, acquisition and theatre disposition strategies.

        As a recognized leader in the development and operation of megaplex theatres and based upon our financial resources, we believe that we will continue to have attractive new build opportunities presented to us by real estate developers and others. We intend to selectively pursue new build opportunities where the characteristics of the location and the overall market meet our strategic and financial return criteria. As of September 28, 2006, we had 9 theatres with 129 screens under construction and scheduled to open in fiscal 2007.

        There are approximately 590 theatrical exhibitors in the United States and Canada, and the top five exhibitors account for approximately 52% of the industry's screens. This statistic is up from 34% in 1999 and is evidence that the theatrical exhibition business in the United States and Canada has been consolidating. AMC Entertainment and Loews each played a key role in this consolidation process from 2002 through 2004, with AMC Entertainment acquiring three domestic theatre operators with a total of 737 screens and Loews acquiring two domestic theatre operators with a total of 185 screens. We intend to continue our disciplined approach of assessing strategic acquisition opportunities as they present themselves.

        We believe that a major factor that further differentiates us from our competitors and has contributed to our overall theatre portfolio quality has been our proactive effort to close or dispose of older, underperforming theatres. Since fiscal 1995, our last fiscal year before the first megaplex theatre opened, we have closed or disposed of 4,020 screens on a combined basis, 1,630 of which were owned by AMC Entertainment at the time of disposal and 2,390 of which were owned by Loews. We have identified 52 multiplex theatres with 418 screens that we may close over the next one to three years due to the expiration of leases or early lease terminations. In order to maintain a modern, high quality theatre circuit, we will continue to evaluate our theatre portfolio and, where appropriate, dispose of theatres through closures, lease terminations, lease buyouts, sales or subleases.

        Enhancing and Extending Our Business and Brands.    We believe there are opportunities to increase our core and ancillary revenues and build brand equity through enhancements of our business, new product offerings and strategic marketing initiatives. We have explored numerous ways to grow our ancillary revenues, which are traditionally high growth, high margin prospects. For example:

  •
  We were a founding member and currently own approximately 29% of National CineMedia, LLC, a cinema screen advertising venture representing 12,973 U.S. and Canadian theatre screens (of which 11,077 are equipped with digital projection capabilities) and reaching 530 million movie guests annually;

  •
  We were a founding partner and currently own approximately 27% of MovieTickets.com, an Internet ticketing venture representing over 9,500 screens; we own approximately 9% of Fandango, an on-line movie ticketing company that Loews founded with several other exhibitors and which represents approximately 14,000 screens;

  •
  Our MovieWatcher frequent moviegoer loyalty program has been the largest program in the industry with approximately 1.6 million active members;

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  We introduced the AMC Entertainment Card in October 2002, the first stored valued gift card sold circuit wide in the industry. We currently sell the card through several marketing alliances at approximately 50,000 retail outlets throughout the United States and Canada; and

  •
  During 2006, we implemented specific marketing initiatives targeted at increasing attendance. In addition, we have introduced value oriented product combinations and pricing as part of our concession offerings that has increased concession spending per patron and profitability.

The Industry

        Theatrical exhibition is the primary distribution channel for new motion picture releases and we believe that the theatrical success of a motion picture is often the most important factor in establishing its value in the other parts of the product life cycle (DVD/videocassette, cable television and other ancillary markets).

        Theatrical exhibition has demonstrated long-term steady growth. U.S. and Canada box office revenues increased by a 4.5% CAGR over the last 20 years, driven by increases in both ticket prices and attendance. Ticket prices have grown steadily over the past 20 years, growing at a 3% CAGR. In calendar 2005, industry box office revenues were $9.0 billion, a decrease of 5.7% from the prior year and which in our view is principally the result of the popularity of film product. Calendar year box office revenues are up 6% as reported by Rentrak and we estimate that attendance is up 4% through September 28, 2006 over the comparable calendar 2005 period.

        We believe the movie-going experience continues to provide an attractive value for consumers because it is a convenient and affordable option when compared to other forms of out-of-home entertainment. The estimated average ticket price in the United States and Canada was $6.41 in 2005, which is considerably less than other forms of out-of-home entertainment such as concerts and sporting events.

        During the period from 1995, when we first introduced the megaplex theatre, to 1999, U.S. and Canada screen count grew at an 8% CAGR from 27,000 to approximately 36,500. Since then, screen counts have grown at a more moderate pace, resulting in a total screen count of 37,100 at the end of 2005. According to NATO and the Motion Picture Association 2005 MPAA Market Statistics, average screens per theatre have increased from 3.8 in 1995 to 6.5 in 2005, which we believe is indicative of the industry's development of megaplex theatres.

Recent Developments

        National CineMedia.    National CineMedia, LLC ("NCM") is a cinema screen advertising venture representing 12,973 U.S. and Canadian theatre screens (of which 11,077 are equipped with digital projection capabilities) and reaching 530 million movie guests annually jointly owned by Holdings, Cinemark, Inc. ("Cinemark") and Regal Entertainment Group ("Regal"). As of September 28, 2006, we had a 29% interest in NCM which we accounted for using the equity method. On October 12, 2006, National CineMedia, Inc. ("NCM, Inc."), a newly formed entity that will serve as the sole manager of NCM, announced that it filed a registration statement with the SEC for an initial public offering, or IPO, of up to $700 million of its common stock. Net proceeds from NCM, Inc.'s IPO will be used to acquire newly issued equity interests from NCM and NCM will distribute the net proceeds to each of us, Cinemark and Regal on a pro rata basis in connection with modifying payment obligations for extended access to our theatres. In connection with the completion of NCM, Inc.'s IPO, NCM also intends to enter into an approximately $725 million term loan facility the net proceeds of which will be used to redeem preferred units to be held by each of us, Cinemark and Regal on a pro rata basis pursuant to a recapitalization of NCM prior to completion of NCM, Inc.'s IPO. We expect to receive proceeds from NCM Inc.'s IPO and the redemption of our preferred units upon completion of such transactions of approximately $425 million to $475 million. We are still evaluating our use of proceeds from these transactions, which may include the repayment of certain of our indebtedness. However, we have not yet determined which of our indebtedness we may repay, and we may decide to use these proceeds for a purpose other than the repayment of our indebtedness.

        In connection with the completion of NCM, Inc.'s IPO, we intend to amend and restate our existing services agreement with NCM whereby in exchange for our pro rata share of the proceeds from NCM, Inc.'s IPO and redemption of our preferred units, we will agree to a modification of NCM's payment obligation under the existing agreement. The modification will extend the term of the agreement to 30 years, provide NCM with a five year right of first refusal for the services beginning one year prior to the end of the term and change the basis upon which we are paid by NCM from a percentage of revenues associated with advertising contracts entered into by NCM to a monthly theatre access fee. The theatre access fee would be composed of a fixed payment per patron and a fixed payment per digital screen, which would increase by 8% every five years starting at the end of fiscal 2011 for payments per patron and by 5% annually starting at the end of fiscal 2007 for payments per digital screen. Additionally, we will enter into the Loews Screen Integration Agreement with NCM pursuant to which we will pay NCM an amount that approximates the EBITDA that NCM would generate if it were able to sell advertising in the Loews theatre chain on an exclusive basis commencing upon the completion of NCM, Inc.'s IPO, and NCM will issue to us common membership units in NCM increasing our expected ownership interest to approximately 33%; such Loews payments will be made quarterly until May 2008. Also, with respect to any on-screen advertising time provided to our beverage concessionaire, we would be required to purchase such time from NCM at a negotiated rate. In addition, after completion of NCM, Inc.'s IPO, we expect to receive mandatory quarterly distributions of excess cash from NCM.

        There can be no guarantee that NCM, Inc. will complete its IPO or debt transactions, which we refer to in this prospectus as the "NCM Transactions," or that we will receive any of the expected proceeds. Our initial public offering is conditioned upon the completion of the NCM Transactions.

The Merger Transactions

        In January 2006, Holdings merged with LCE Holdings, the parent of Loews, with Holdings continuing as the holding company for the merged businesses, and Loews merged with and into AMC Entertainment, with AMC Entertainment continuing after the merger. Operating results of the acquired theatres are included in our consolidated statements of operations from January 26, 2006.

        Concurrently with the closing of the Mergers, we entered into the following financing transactions: (1) our new senior secured credit facility, consisting of a $650.0 million term loan facility and a $200.0 million revolving credit facility; (2) the issuance by AMCE of $325.0 million in aggregate principal amount of 11% senior subordinated notes due 2016; (3) the termination of AMC

Entertainment's existing senior secured credit facility, under which no amounts were outstanding, and the repayment of all outstanding amounts under Loews' existing senior secured credit facility and the termination of all commitments thereunder; and (4) the completion of the tender offer and consent solicitation for all $315.0 million aggregate principal amount of Loews' 9.0% senior subordinated notes due 2014.

        We refer collectively to the Mergers, the consummation of the financing transactions described above and the divestitures related to the final judgments described in "Management's Discussion and Analysis of Financial Condition and Results of Operations of Marquee Holdings Inc." as the "Merger Transactions."

The Reclassification

        Prior to consummating this offering, Holdings intends to reclassify each share of its existing Class A common stock, Class N common stock and Class L common stock. Pursuant to the reclassification, each holder of shares of Class A common stock, Class N common stock and Class L common stock will receive             shares of common stock for one share of Class A common stock, Class L common stock or Class N common stock. Upon completion of this offering, Holdings will change its name to AMC Entertainment Inc. The transactions described in this paragraph are referred to in this prospectus as the "Reclassification."

        Currently, investment vehicles controlled by J.P. Morgan Partners, LLC (collectively "JPMP"), Apollo Investment Fund V, L.P. and certain related investment funds (collectively "Apollo"), JPMP's and Apollo's co-investors, affiliates of Bain Capital Partners ("Bain"), The Carlyle Group ("Carlyle"), Spectrum Equity Investors ("Spectrum"), and management hold 100% of our outstanding common stock. JPMP, Apollo, Bain, Carlyle and Spectrum are collectively referred to as the "Sponsors." After giving effect to the sale by our Sponsors of shares of our common stock in this offering, the Sponsors will continue to hold            shares of our common stock, representing approximately            % of our outstanding common stock.

Risk Factors

        The "Risk Factors" section included in this prospectus contains a discussion of factors that you should carefully read and consider before deciding to invest in shares of our common stock.

Corporate Information

        Marquee Holdings Inc. is a Delaware corporation. Our principal executive offices are located at 920 Main Street, Kansas City, Missouri 64105. The telephone number of our principal executive offices is (816) 221-4000. We maintain a website at www.amctheatres.com, on which we will post our key corporate governance documents, including our board committee charters and our code of ethics. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Common stock offered by the selling stockholders	shares
Common stock to be outstanding immediately after this offering	shares
Over-allotment option
The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to additional shares from the selling stockholders at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
Common stock voting rights	Each share of our common stock will entitle its holder to one vote per share.
Dividend Policy
Following this offering, payment of dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and other factors that our board of directors deems relevant. See "Dividend Policy."
Use of proceeds
We will not receive any of the proceeds from the sale of shares by the selling stockholders in this offering. The selling stockholders will receive all of the proceeds from the sale of their shares in this offering. Several of the underwriters have affiliates who own our common stock and who are selling stockholders. See "Use of Proceeds" and "Risk Factors — Risks Related to the Offering."
Proposed trading symbol

        Unless otherwise stated herein, the information in this prospectus assumes that:

  •
  the Reclassification has been completed;

  •
  the underwriters have not exercised their option to purchase up to            additional shares of common stock from the selling stockholders to cover over-allotments of shares;

  •
  the initial offering price is            per share, the midpoint of the range set forth on the cover page of this prospectus; and

  •
  our amended and restated certificate of incorporation and amended and restated bylaws are in effect, pursuant to which the provisions described under "Description of Capital Stock" will become operative.

        In the Reclassification, each holder of shares of Marquee Holdings, Inc. Class A, Class L and Class N common stock will receive            shares of common stock for one share of Class A, Class L or Class N common stock. The number of shares of common stock to be outstanding after completion of this offering is based on         shares of our common stock to be sold in this offering and, except where we state otherwise, the common stock information we present in this prospectus excludes, as of September 28, 2006:

  •
  shares of common stock issuable upon the exercise of outstanding employee options, at September 28, 2006, at a weighted average exercise price of $          per share; and

  •
  shares of common stock we will reserve for future issuance under our equity incentive plan.

Summary Unaudited Pro Forma Financial and Operating Data

        The following summary unaudited pro forma financial and operating data sets forth our unaudited pro forma combined balanced sheet as of September 28, 2006 and unaudited pro forma combined statement of operations for the 26 weeks ended September 28, 2006, the 52 weeks ended March 30, 2006 and the 52 weeks ended September 28, 2006. The pro forma financial data has been derived from our unaudited pro forma condensed consolidated financial information and the notes thereto included elsewhere in this prospectus and has been prepared based on Holdings' and LCE Holdings' historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet gives pro forma effect to the NCM Transactions and this offering, as if they had occurred on September 28, 2006. The unaudited pro forma combined statement of operations data gives pro forma effect to the Merger Transactions, the NCM Transactions and this offering, as if each had occurred at April 1, 2005. We have included pro forma financial information for 52 weeks ended September 28, 2006 because we believe that this information provides meaningful financial data about our company's performance after completion of the Merger Transactions in January 2006. In addition, our senior secured credit facility requires us to measure compliance with certain quarterly financial covenants on a trailing twelve month basis. See "—Covenant Compliance." The summary unaudited pro forma financial and operating data is based on certain assumptions and adjustments and does not purport to present what our actual results of operations would have been had the Merger Transactions, the NCM Transactions or this offering and events reflected by them in fact occurred on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future. The summary unaudited pro forma combined financial data should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Information," the unaudited pro forma condensed consolidated financial statements, the historical consolidated financial statements, including the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations of Marquee Holdings Inc.," "LCE Holdings' Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data of Holdings and LCE Holdings presented elsewhere in this prospectus.

	Pro Forma
	26 Weeks Ended September 28, 2006		52 Weeks Ended March 30, 2006		52 Weeks Ended September 28, 2006
	(thousands of dollars, except operating and per share data)
Statement of Operations Data:
Total revenues		$1,253,450		$2,384,714		$2,428,668
Cost of operations		810,077		1,568,149		1,575,626
Rent		222,063		441,349		445,660
General and administrative expense:
Merger and acquisition costs		5,826		18,059		17,901
Other		29,680		76,985		66,219
Pre-opening expense		3,129		10,635		13,354
Theatre and other closure expense		7,710		601		7,331
Restructuring charge		—		3,980		72
Depreciation and amortization		129,075		267,538		262,272
Impairment of long-lived assets		—		11,974		11,974
Disposition of assets and other (gains)		(8,500)		(1,300)		(10,189)

Total costs and expenses		1,199,060		2,397,970		2,390,220
Other (income)		(6,314)		(11,712)		(10,807)
Interest expense		115,538		228,518		229,176
Investment expense (income)		(3,609)		5,127		743

Loss from continuing operations before income taxes		(51,225)		(235,189)		(180,664)
Income tax provision (benefits)		2,200		10,055		9,039

Loss from continuing operations		$(53,425)		$(245,244)		$(189,703)

Loss per share from continuing operations (basic and diluted)	$		$		$

Average shares outstanding:
Basic and diluted

Other Data:
Adjusted EBITDA(1)				$367,465		$389,936

Balance Sheet Date (at period end):
Cash and equivalents			$743,370
Corporate borrowings			2,461,839
Other long-term liabilities			659,390
Capital and financing lease obligations			55,038
Stockholders' equity (default)			1,105,817
Total Assets			4,667,586
Operating Data (at period end):
Average screens—continuing operations(2)	5,146	5,138	5,155
Number of screens operated	5,635	5,829	5,635
Number of theatres operated	411	428	411
Screens per theatre	13.7	13.6	13.7
Attendance (in thousands)—continuing operations(2)	128,009	243,545	248,277

(1)
Adjusted EBITDA in this prospectus corresponds to "Annualized EBITDA" in our senior secured credit facility. See "—Covenant Compliance" for reconciliation of Adjusted EBITDA to loss from continuing operations. Adjusted EBITDA is not a presentation made in accordance with U.S. GAAP and our use of the term Adjusted EBITDA varies from others in our industry. This measure should not be considered as an alternative to net earnings (loss), operating income or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or cash flows as measures of liquidity. Adjusted EBITDA is presented giving pro forma effect to the NCM Transactions and this offering and does not purport to present our actual historical covenant compliance calculations. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. For example, Adjusted EBITDA:

•
includes estimated cost savings and operating synergies related to the Merger Transactions;

•
does not include one-time transition expenditures that we anticipate we will need to incur to realize cost savings;

•
does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•
does not reflect changes in, or cash requirements for, our working capital needs;

•
does not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debts;

•
excludes tax payments that represent a reduction in cash available to us;

•
does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•
does not reflect management fees that may be paid to the Sponsors in connection with or following the consummation of the Merger Transactions; and

•
does not reflect the impact of earnings or charges resulting from matters that we and the lenders under our secured senior credit facility may consider not to be indicative of our ongoing operations. In particular, our definition of Adjusted EBITDA allows us to add back certain non-cash and non-recurring charges that are deducted in calculating net income. However, these are expenses that may recur, vary greatly and are difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes.

(2)
Includes consolidated theatres only.

Covenant Compliance

        Our senior secured credit facility requires us to maintain a net senior secured leverage ratio of no more than 3.25 to 1.0, calculated on a pro forma basis for the trailing four quarters (as determined under our senior secured credit facility) as long as the commitments under our revolving credit facility remain outstanding. Failure to comply with this covenant would result in an event of default under our senior secured credit facility unless waived by our revolving credit lenders, and in any event would likely limit our ability to borrow funds pursuant to our revolving credit facility. In addition, our senior secured credit facility restricts our ability to take certain actions such as incurring additional debt or making certain acquisitions if we are unable to comply with our net senior secured leverage ratio covenant or, in the case of additional debt, maintain an Adjusted EBITDA to consolidated interest expense ratio of at least 2.0 to 1.0 and a senior leverage ratio of no more than 3.25 to 1.0 after giving pro forma effect (as determined under our senior secured credit facility) to the debt incurrence or acquisition, as the case may be. Failure to comply with these covenants would result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

        Pro forma Adjusted EBITDA is defined in our senior secured credit facility as loss from continuing operations, as adjusted for the items summarized in the table below. Consolidated interest expense is defined in our senior secured credit facility as interest expense excluding, among other things, the amortization of fees and expenses incurred in connection with the Merger Transactions, as well as the amortization of fees and expenses associated with certain investment and financing transactions and certain payments made in respect of operating leases, as described in the definition of consolidated interest expense, less interest income for the applicable period.

        Adjusted EBITDA is not a measurement of our financial performance or liquidity under U.S. GAAP and should not be considered as an alternative to loss from continuing operations, operating income or any other performance measures derived in accordance with U.S. GAAP. Consolidated interest expense as defined in our senior secured credit facility should not be considered an alternative to U.S. GAAP interest expense. Adjusted EBITDA includes estimated annual cost savings initiatives that we expect to achieve in connection with the Mergers as a result of actions that we have taken during the first six months following completion of the Mergers and which we anticipate we will fully realize over the 18 months following the completion of the Mergers. See "—The Merger Transactions." However, Adjusted EBITDA does not take into account the $29.9 million in one-time transition expenditures that we have incurred or anticipate that we will need to incur during this period in order to realize these cost savings. The adjustments set forth below reflecting estimated cost savings and operating synergies do not qualify as pro forma adjustments under Regulation S-X promulgated under the Securities Act and constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995, as amended. Actual results may differ materially from those reflected due to a number of factors, including without limitation, (i) an inability to consolidate facilities, (ii) an inability to reduce headcount and (iii) an inability to terminate certain contracts.

	Pro Forma
	52 Weeks Ended March 30, 2006	52 Weeks Ended September 28, 2006
	(thousands of dollars, except operating data)
Calculation of Adjusted EBITDA:
Loss from continuing operations	$(245,244)	$(189,703)
Income tax provision (benefit)	10,055	9,039
Investment expense	5,127	743
Interest expense	228,518	229,176
Other expense (income)	(1,045)	1,247
Disposition of assets and other (gains)/losses	(1,300)	(10,189)
Depreciation and amortization	267,538	262,272
Impairment charge	11,974	11,974
Restructuring charge	3,980	72
Theatre and other closure expense	601	7,331
Pre-opening expense	10,635	13,354
Stock-based compensation expense	1,319	2,217
Merger and acquisition costs	18,059	17,901

Subtotal	$310,217	$355,434

Non-cash items and other	249	$729
Deferred rent	(3,894)	(4,259)
Gain on sale of investments	221	(183)
Gain on disposition of assets	365	1,792
Litigation and insurance recoveries	3,621	10,826
Income from equity investments	4,932	2,357
Closed/Disposed theatre contribution	(164)	(719)
Opened theatre contribution	6,102	4,143
Cost savings initiatives:
Administrative salaries, bonuses, occupancy expenses and other administrative expenses(1)	26,338	11,392
Newspaper and other advertising expenses(2)	9,492	4,105
Vendor based contract savings for concession and other costs(3)	5,283	2,285
Theatre level salaries and bonuses(4)	4,703	2,034

Adjusted EBITDA(5)	$367,465	$389,936

Net senior secured indebtedness(6)		$41,753
Net senior secured leverage ratio(7)		0.11
Senior indebtedness(8)		$1,252,163
Senior leverage ratio(9)		3.21
Consolidated interest expense(10)		$191,204
Adjusted EBITDA Ratio(11)		2.04

(1)
Represents (i) cost savings related to the elimination of duplicative overhead costs, including staffing and other administrative expenses, and (ii) real estate related savings for the closure of duplicative facilities, both of which are substantially complete.

(2)
Represents (i) costs associated with duplicative advertising in markets in which AMCE and Loews have overlapping operations, including New York City, Dallas, Seattle, Washington, D.C., Detroit, Cleveland, Orlando and Philadelphia, (ii) the realization of savings from our combined purchasing power for various advertising services and (iii) the elimination of other redundant advertising spending, such as the elimination of duplicative websites. We have eliminated these costs since the completion of the Mergers.

(3)
Represents the difference between AMCE's and Loews' contractual payment rates to certain vendors to our theatres. We have incorporated Loews' operations within AMCE's national corporate contracts for these items since the completion of the Mergers.

(4)
Represents the savings achieved through alignment of theatre pay level and staffing practices and implementing best practices used by each of AMCE and Loews with respect to staffing.

(5)
See footnote (1) on page 12 for more information on Adjusted EBITDA.

(6)
The senior secured credit facility defines net senior secured indebtedness as consolidated secured indebtedness for borrowed money other than any capital lease obligations, net of cash and cash equivalents. Net senior secured indebtedness reflected in the table consists primarily of borrowings under the senior secured credit facility and also includes cash anticipated to be realized from the NCM Transactions.

(7)
The senior secured credit facility defines the net senior secured leverage ratio as the ratio of net senior secured indebtedness to Adjusted EBITDA for the trailing four fiscal quarters on a pro forma basis (as defined in the senior secured credit facility).

(8)
The senior secured credit facility defines senior indebtedness as consolidated indebtedness for borrowed money that is not expressly subordinate or junior indebtedness.

(9)
The senior secured credit facility defines the senior leverage ratio as the ratio of senior indebtedness to Adjusted EBITDA for the trailing four fiscal quarters on a pro forma basis (as defined in the senior secured credit facility).

(10)
The senior secured credit facility defines consolidated interest expense as interest expense excluding, among other things, the amortization of fees and expenses incurred in connection with the Merger Transactions, as well as the amortization of fees and expenses associated with certain investment and financing transactions and certain payments made in respect of operating leases, as described in the definition of consolidated interest expense, less interest income for the applicable period.

(11)
The senior secured credit facility defines the Adjusted EBITDA Ratio as the ratio of Adjusted EBITDA to consolidated interest expense for the trailing four fiscal quarters on a pro forma basis (as defined in the senior secured credit facility).

Summary Historical Financial and Operating Data

Marquee Holdings

        The following tables set forth Holdings' historical financial and operating data. The summary historical financial data for the interim periods ended September 28, 2006 and September 29, 2005 and for the fiscal year ended March 30, 2006, the period from July 16, 2004 through March 31, 2005, the period from April 2, 2004 through December 23, 2004 and for the fiscal year ended April 1, 2004 have been derived from Holdings' audited and unaudited consolidated financial statements and related notes for such periods included elsewhere in this prospectus. The historical financial data set forth below is qualified in its entirety by reference to Holdings' consolidated financial statements and the notes thereto included elsewhere in this prospectus.

        We completed a merger on December 23, 2004 in which Holdings acquired AMC Entertainment. Marquee Inc. ("Marquee") was formed on July 16, 2004. On December 23, 2004, pursuant to a merger agreement, Marquee merged with AMC Entertainment (the "Predecessor"). Upon the consummation of the merger between Marquee and AMC Entertainment on December 23, 2004, Marquee merged with and into AMC Entertainment, with AMC Entertainment as the surviving reporting entity (the "Successor"). The merger was treated as a purchase with Marquee being the "accounting acquirer" in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations. As a result, Marquee applied the purchase method of accounting to the separable assets, including goodwill and liabilities of the accounting acquiree, AMC Entertainment, as of December 23, 2004, the merger date. The consolidated financial statements presented herein are those of the accounting acquiror from its inception on July 16, 2004 through September 28, 2006, and those if its Predecessor, AMC Entertainment, for all prior periods through the merger date. Following consummation of the merger, AMC Entertainment became a privately held company, wholly owned by Holdings. Holdings is currently owned by the Sponsors, other co-investors and by certain members of management. The consideration paid in the merger was funded with the proceeds from the issuance of AMC Entertainment's 8 5/8% senior fixed rate notes due 2012 and senior floating rate notes due 2010, the proceeds from the issuance of Holdings' 12% senior discount notes due 2014, equity contributions by JPMP, Apollo, management and the other co-investors and cash on hand. Concurrently with the consummation of the merger, AMC Entertainment entered into an amendment to its existing revolving credit facility. In this prospectus, we refer to the transactions described in this paragraph and the payment of fees and expenses related thereto as the "Marquee Transactions."

        On July 30, 2004, LCE Holdings completed certain of the Loews Transactions, whereby LCE Holdings, a company formed by Bain, Carlyle and Spectrum, acquired 100% of the capital stock of Loews and, indirectly, Cinemex. For accounting purposes and consistent with its reporting periods, LCE Holdings has used July 31, 2004 as the effective date of the Loews Transactions. As a result, LCE Holdings has reported its operating results and financial position for all periods presented from April 1, 2002 through July 31, 2004 as those of the "Predecessor Company" and for all periods from and after August 1, 2004 as those of the "Successor Company." The Predecessor Company periods and the Successor Company periods have different bases of accounting and are therefore not comparable.

        The summary historical financial and operating data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Marquee Holdings Inc." and the historical consolidated financial statements, including the notes thereto, of Holdings included in this prospectus.

			Years Ended(1)(3)(7)
	Twenty-Six Week Periods
			52 Weeks Ended March 30, 2006(4)		April 2, 2004 through December 23, 2004(7)
	26 Weeks Ended September 28, 2006	26 Weeks Ended September 29, 2005		From Inception July 16, 2004 through March 31, 2005(6)(7)		52 Weeks Ended April 1, 2004
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
	(in thousands, except per share and operating data)
Statement of Operations Data:
Revenues:
Admissions	$862,105	$546,820	$1,169,226	$306,942	$872,199	$1,171,180
Concessions	359,081	217,012	466,679	120,566	337,603	447,244
Other revenue	61,555	47,887	94,545	25,392	84,166	104,015

Total revenues	1,282,741	811,719	1,730,450	452,900	1,293,968	1,722,439

Costs and Expenses:
Film exhibition costs	449,072	295,262	610,600	157,339	465,086	621,848
Concession costs	43,047	23,768	52,584	13,348	39,725	49,212
Operating expense	319,629	214,343	462,185	119,070	333,279	454,190
Rent	225,482	156,692	341,301	83,904	232,208	298,945
General and administrative:
Merger and acquisition costs	5,826	2,645	12,523	22,286	42,732	5,508
Management fee	2,500	1,000	2,000	500	—	—
Other(8)	29,680	18,199	38,308	14,731	33,908	56,500
Pre-opening expense	3,129	736	6,607	39	1,292	3,858
Theatre and other closure expense	7,710	980	601	1,267	10,758	4,068
Restructuring charge(9)	—	3,908	3,980	4,926	—	—
Depreciation and amortization	129,075	75,467	168,821	45,263	90,259	120,867
Impairment of long-lived assets	—	—	11,974	—	—	16,272
Disposition of assets and other gains	(8,500)	(770)	(997)	(302)	(2,715)	(2,590)

Total costs and expenses	1,206,650	792,230	1,710,487	462,371	1,246,532	1,628,678

Other expense (income)(5)	(6,314)	(7,219)	(11,712)	(6,778)	—	13,947
Interest expense:
Corporate borrowings	112,800	60,332	139,042	52,502	66,851	66,963
Capital and financing lease obligations	2,738	3,380	5,946	2,047	7,408	10,754
Investment income	(3,609)	(480)	4,393	(3,351)	(6,476)	(2,861)

Earnings (loss) from continuing operations before income taxes	(29,524)	(36,524)	(117,706)	(53,891)	(20,347)	4,958
Income tax provision (benefit)	2,200	(14,200)	72,100	(9,200)	15,000	11,000

Loss from continuing operations	(31,724)	(22,324)	(189,806)	(44,691)	(35,347)	(6,042)
Earnings (loss) from discontinued operations, net of income tax benefit(2)	—	(22,094)	(22,409)	301	(531)	(4,672)

Net loss	$(31,724)	$(44,418)	$(212,215)	$(44,390)	$(35,878)	$(10,714)

Preferred dividends	—	—	—	—	104,300	40,277

Net loss for shares of common stock	$(31,724)	$(44,418)	$(212,215)	$(44,390)	$(140,178)	$(50,991)

Basic and diluted loss per share of common stock:
Loss from continuing operations	$(24.74)	$(29.02)	$(221.19)	$(148.76)	$(3.77)	$(1.26)
Earnings (loss) from discontinued operations	—	(28.71)	(26.11)	1.00	(0.02)	(0.13)
Net loss per share	$(24.74)	$(57.73)	$(247.30)	$(147.76)	$(3.79)	$(1.39)

Average shares outstanding:
Basic and diluted	1,282.25	769.35	858.12	300.41	37,023	36,715

Balance Sheet Data (at period end):
Cash and equivalents	$310,978		$232,366	$72,945		$333,248
Corporate borrowings	2,461,839		2,455,686	1,344,531		686,431
Other long-term liabilities	423,842		419,474	354,240		182,467
Capital and financing lease obligations	55,038		68,130	65,470		61,281
Stockholders' equity (deficit)	1,000,492		1,040,503	722,038		280,604
Total assets	4,283,213		4,407,351	2,797,511		1,506,534
Other Data:
Net cash provided by (used in) operating activities(11)	$65,653	$(5,039)	$25,694	$(45,364)	$145,364	$163,939
Capital expenditures	(64,105)	(44,437)	(117,688)	(18,622)	(66,155)	(95,011)
Proceeds from sale/leasebacks	—	—	35,010	50,910	—	63,911
Operating Data (at period end):
Screen additions	48	16	137	—	44	114
Screen acquisitions	—	—	2,117	3,728	—	48
Screen dispositions	242	87	150	14	28	142
Average screens—continuing operations(10)	5,146	3,448	3,767	3,461	3,456	3,415
Number of screens operated	5,635	3,643	5,829	3,714	3,728	3,712
Number of theatres operated	411	242	428	247	249	250
Screens per theatre	13.7	15.1	13.6	15.0	15.0	14.8
Attendance (in thousands)—continuing operations(10)	128,009	79,655	171,421	45,953	131,026	182,467

(1)
There were no cash dividends declared on common stock during the last three fiscal years.

(2)
Fiscal 2004 includes losses from discontinued operations related to a theatre in Sweden that was sold during fiscal 2004. Fiscal 2005 and 2004 include losses from discontinued operations related to five theatres in Japan that were sold during fiscal 2006. During the 26 Weeks ended September 29, 2005, the Successor includes a loss from discontinued operations of $22,094 (net of income tax provision of $20,300). During fiscal 2006 the Successor includes a loss from discontinued operations of $22,409 (net of income tax provision of $20,100). During fiscal 2005 the Successor includes earnings from discontinued operations of $301 (net of income tax benefit of $0) and the Predecessor includes a loss from discontinued operations of $531 (net of income tax benefit of $0). Fiscal 2004 includes a $4,672 loss from discontinued operations (net of income tax benefit of $2,600).

(3)
Fiscal 2006, 2005 and 2004 have 52 weeks.

(4)
We acquired Loews Cineplex Entertainment Corporation on January 26, 2006, which significantly increased our size. In the Loews acquisition we acquired 112 theatres with 1,308 screens throughout the United States that we consolidate and 40 theatres with 443 screens in Mexico that we consolidate. Accordingly, results of operations for the Successor period ended March 30, 2006, and September 28, 2006 are not comparable to our results for the prior fiscal years.

(5)
During the 26 weeks ended September 28, 2006, other expense (income) is composed of $7,434 of income related to the derecognition of stored value card liabilities where management believes future redemption to be remote and $1,120 of expense related to the remeasurement of liability-classified shares of common stock. During the 26 Weeks ended September 29, 2005, other expense (income) is composed of $6,047 of income related to the derecognition of stored value card liabilities where management believes future redemption to be remote and $1,172 of income related to the remeasurement of liability-classified shares of common stock. During fiscal 2006, other expense (income) is composed of $8,699 of income related to the derecognition of stored value card liabilities where management believes future redemption to be remote, insurance recoveries of $3,032 for property losses related to Hurricane Katrina, net of disposition losses of $346, $1,968 of business interruption insurance recoveries related to Hurricane Katrina and the write-off of deferred financing cost of $1,097 related to our senior secured credit facility in connection with our issuance of the new senior secured credit facility and $2,438 of fees related to an unused bridge facility in connection with the Mergers and related financing transactions. During fiscal 2005, other expense (income) is composed of $6,745 of income related to the derecognition of stored value card liabilities where management believes future redemption to be remote and $33 of gain recognized on the redemption of $1,663 of our 9 1/2% senior subordinated notes due 2011. During fiscal 2004, other expense (income) is composed of losses recognized on the redemption of $200,000 of our 9 1/2% senior subordinated notes due 2009 and $83,400 of our 9 1/2% senior subordinated notes due 2011.

(6)
As a result of the merger with Marquee, the Successor applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree, AMC Entertainment, as of December 23, 2004. Because of the application of purchase accounting, Successor and Predecessor periods are not prepared on comparable bases of accounting.

(7)
In connection with the merger with Marquee, Marquee was formed on July 16, 2004, and issued debt and held the related proceeds from issuance of debt in escrow until consummation of the merger. The Predecessor consolidated this merger entity in accordance with FIN 46(R). As a result, both the Predecessor and Successor have recorded interest expense of $12,811, interest income of $2,225 and income tax benefit of $4,500 related to Marquee.

(8)
Includes stock-based compensation of $1,645 and $747 for the 26 Weeks ended September 28, 2006 and September 29, 2005, respectively. Includes stock-based compensation of $1,319 for the 52 week periods ended March 30, 2006 (Successor), and includes stock based compensation of $1,201, $0 and $8,727 during fiscal 2005 Successor, fiscal 2005 Predecessor and fiscal 2004, respectively.

(9)
Restructuring charges related to one-time termination benefits and other costs related to the displacement of approximately 200 associates in connection with an organizational restructuring, which was completed to create a simplified organizational structure, and contribution of assets by NCN to NCM. This organizational restructuring was substantially completed as of March 30, 2006.

(10)
Includes consolidated theatres only.

(11)
Cash flows provided by operating activities for the 52 weeks ended March 30, 2006 do not include $142,512 of cash acquired in the Mergers which is included in cash flows from investing activities.

LCE Holdings, Inc.

        The following tables set forth certain of LCE Holdings' historical financial and operating data. The summary historical financial data for the year ended December 31, 2003, the seven months ended July 31, 2004, the five months ended December 31, 2004 and the year ended December 31, 2005 are derived from LCE Holdings' audited combined consolidated financial statements and related notes for such periods included in this prospectus. LCE Holdings' financial statements include the assets, liabilities and results of operations of Cinemex on a combined basis for the period June 19, 2002 (the date Cinemex became an entity under common control) through July 31, 2004 and on a fully consolidated basis beginning August 1, 2004. LCE Holdings has reflected the financial position and results of operations of its former Canadian operations ad discontinued operations for all periods from April 1, 2002 to July 31, 2004, as those operations were sold to affiliates of its former investors.

        On July 30, 2004, LCE Holdings completed certain of the Loews Transactions, whereby LCE Holdings, a company formed by Bain, Carlyle and Spectrum, acquired 100% of the capital stock of Loews and, indirectly, Cinemex. The purchase of Loews and Cinemex was financed with borrowings by Loews under its senior secured credit facility, the issuance of subordinated notes and cash equity investments by Bain, Carlyle and Spectrum. Prior to the closing of the acquisition, Loews sold all of its Canadian and German film exhibiyion operations to its former investors, who indemnified Loews for certain potential liabilities in connection with those sales. In this prospectus, we refer to the transactions described in this paragraph and the payment of fees and expenses related thereto, along with the sale by Loews of its 50% interest in Megabox, Loews' joint venture in South Korea, as the "Loews Transactions." For accounting purposes and consistent with its reporting periods, LCE Holdings has used July 31, 2004 as the effective date of the Loews Transactions. As a result, LCE Holdings has reported its operating results and financial position for all periods presented from April 1, 2002 through July 31, 2004 as those of the "Predecessor Company" and for all periods from and after August 1, 2004 as those of the "Successor Company." The Predecessor Company periods and the Successor Company periods have different bases of accounting and are therefore not comparable.

        The summary historical financial and operating data presented below should be reading conjunction with "LCE Holdings' Managements' Discussion and Analysis of Financial Condition and Results of Operations," the combined consolidated financial statements, including the notes thereto, of LCE Holdings, included elsewhere in this prospectus.

	Year ended December 31, 2005	Period August 1, to December 31, 2004	Period January 1, to July 31, 2004	Year ended December 31, 2003
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
	(thousands of dollars, except operating data)
Statement of Operations Data:
Total operating revenues	$874,716	$356,038	$567,280	$928,238
Expenses
Theatre operations and other expenses	649,290	264,608	404,674	681,493
Cost of concessions	36,648	13,948	23,365	35,460
General and administrative	53,771	20,934	43,334	60,099
Depreciation and amortization	114,063	45,771	49,623	80,940
(Gain)/Loss on sale/disposal of theatres(1)	834	1,430	(3,734)	(4,508)

Total operating expense	854,606	346,691	517,262	853,484
Income/(loss) from operations	20,110	9,347	50,018	74,754
Interest expense, net	80,668	36,005	16,663	35,262
Loss on early extinguishment of debt	—	882	6,856	—
Equity (income)/loss in long-term investments	(23,134)	(1,438)	(933)	1,485

Income/(loss) before income taxes, extraordinary gain, cumulative effect of change in accounting principle and discontinued operations	(37,424)	(26,102)	27,432	38,007
Income tax expense/(benefit)	7,548	(3,244)	12,886	15,339

Income/(loss) before extraordinary gain, cumulative effect of change in accounting principle and discontinued operations	(44,972)	(22,858)	14,546	22,668
Discontinued operations, net of tax(2)	—	—	7,417	56,183

Net income/(loss)	$(44,972)	$(22,858)	$21,963	$78,851

Balance Sheet Data (at period end):
Cash and equivalents	$145,324	$71,015		$139,425
Corporate borrowings	1,044,264	1,037,907		429,865
Other long-term liabilities	104,553	113,290		247,221
Capital and financing lease obligations	29,351	28,033		22,249
Stockholders' equity/(deficit)	364,839	405,390		683,384
Total assets	1,713,140	1,751,958		1,597,319
Other Data:
Net cash provided by (used in) operating activities(3)	$67,441	$38,097	$75,226	$88,959
Capital Expenditures	(67,326)	(17,205)	(36,638)	(40,895)
Proceeds from sale/leasebacks	—	—	—	—
Operating Data (at period end):
Screen additions	67	51	12	59
Screen acquisitions	—	—	12	—
Screen dispositions	62	26	50	48
Average screens—continuing operations(4)	1,806	1,798	1,806	1,834
Number of screens operated	2,169	2,218	2,193	2,219
Number of theatres operated	191	201	200	207
Screens per theatre	11.4	11.0	11.0	10.7
Attendance (in thousands)—continuing operations(8)	94,953	39,850	65,967	106,797

(1)
With respect to Loews' (gain)/loss on sale/disposal of theatres costs, see the notes to its combined consolidated financial statements, which are included in this prospectus.

(2)
The balances reported for discontinued operations for the year ended December 31, 2003 and the seven months ended July 31, 2004 represent the net operating results of Loews' Canadian operations, which management decided to sell during 2004 and was sold to its former investors as part of the Loews transactions.

(3)
Cash provided by/(used in) operating activities includes the payment of restructuring charges and reorganization costs, as follows:

(4)
Includes consolidated theatres only.

	Year ended December 31, 2005	Period August 1, to December 31, 2004	Period January 1, to July 31, 2004	Year ended December 31, 2003
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Restructuring charges paid during the period	$—	$17	$13	$3,065
Reorganization claims paid during the period	—	352	522	3,210

Total	$—	$369	$535	$6,275

RISK FACTORS

        Before you decide to purchase shares of our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our pro forma and historical financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly.

Risks Related to Our Business

Our substantial debt could adversely affect our operations and prevent us from satisfying our obligations under our debt obligations, and may have an adverse effect on the price of our stock.

        We have a significant amount of debt. As of September 28, 2006, on a pro forma basis, we had $1,844 million of outstanding indebtedness. In addition, as of September 28, 2006, on a pro forma basis, $177.5 million has been committed for borrowing as additional senior debt under our senior secured credit facility. As of September 28, 2006, on a pro forma basis, our subsidiaries had approximately $5.0 billion of undiscounted rental payments under operating leases (with initial base terms of between 15 and 20 years).

        The amount of our indebtedness and lease and other financial obligations could have important consequences to you. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing in the future for working capital, capital expenditures, dividend payments, acquisitions, general corporate purposes or other purposes;

  •
  require us to dedicate a substantial portion of our cash flow from operations to the payment of lease rentals and principal and interest on our indebtedness, thereby reducing the funds available to us for operations and any future business opportunities;

  •
  limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

  •
  place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

        If we fail to make any required payment under our senior secured credit facility or to comply with any of the financial and operating covenants contained therein, we would be in default. Lenders under our senior secured credit facility could then vote to accelerate the maturity of the indebtedness under the senior secured credit facility and foreclose upon the stock and personal property of our subsidiaries that is pledged to secure the senior secured credit facility. Other creditors might then accelerate other indebtedness. If the lenders under the senior secured credit facility accelerate the maturity of the indebtedness thereunder, we might not have sufficient assets to satisfy our obligations under the senior secured credit facility or our other indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Marquee Holdings Inc.—Liquidity and Capital Resources."

        Our indebtedness under our senior secured credit facility bears interest at rates that fluctuate with changes in certain prevailing interest rates (although, subject to certain conditions, such rates may be fixed for certain periods). If interest rates increase, we may be unable to meet our debt service obligations under our senior secured credit facility and other indebtedness.

We have had significant financial losses in recent years.

        AMC Entertainment has reported net losses in each of the last nine fiscal years. AMC Entertainment's cumulative net losses for the period were approximately $508.0 million. Our loss from continuing operations on a pro forma basis for the 52 weeks ended March 30, 2006 was $245.2 million, and our loss from continuing operations for the 26 weeks ended September 28, 2006 was $53.4 million. If we continue to experience such losses, we may be unable to meet our payment obligations while attempting to expand our circuit and withstand competitive pressures or adverse economic conditions.

We face significant competition when trying to acquire theatres, and we may not be able to acquire theatres on terms favorable to us.

        We anticipate significant competition from other exhibition companies and financial buyers when trying to acquire theatres, and there can be no assurance that we will be able to acquire such theatres at reasonable prices or on favorable terms. Moreover, some of these possible buyers may be stronger financially than we are. In addition, given our size and market share, as well as our recent experiences in connection with the Mergers and prior acquisitions, we may be required to dispose of theatres in connection with future acquisitions that we make. As a result of the foregoing, we may not succeed in acquiring theatres or may have to pay more than we would prefer to make an acquisition.

Acquiring or expanding existing circuits and theatres may require additional financing, and we cannot be certain that we will be able to obtain new financing on favorable terms, or at all.

        We estimate that, on a pro forma basis, our net capital expenditures aggregated to approximately $151.0 million (net of proceeds from proposed sale/leaseback transactions of approximately $35 million) in fiscal 2006, $64.1 million in the first 26 weeks of fiscal 2007 and will aggregate to approximately $143.0 million for full fiscal 2007. Actual capital expenditures in fiscal 2007 may differ materially from our estimates. We may have to seek additional financing or issue additional securities to fully implement our growth strategy. We cannot be certain that we will be able to obtain new financing on favorable terms, or at all. In addition, covenants under our existing indebtedness limit our ability to incur additional indebtedness, and the performance of any additional theatres may not be sufficient to service the related indebtedness that we are permitted to incur.

The agreements governing our indebtedness contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us that may arise.

        The agreements governing our indebtedness contain various covenants that limit our ability to, among other things:

  •
  incur or guarantee additional indebtedness;

  •
  pay dividends or make other distributions to our shareholders;

  •
  make restricted payments;

  •
  incur liens;

  •
  engage in transactions with affiliates; and

  •
  enter into business combinations.

        These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

        Although the indentures for our notes contain a fixed charge coverage test that limits our ability to incur indebtedness, this limitation is subject to a number of significant exceptions and qualifications.

Moreover, the indentures do not impose any limitation on our incurrence of capital or finance lease obligations or liabilities that are not considered "Indebtedness" under the indentures (such as operating leases), nor do they impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as "unrestricted subsidiaries," which are subsidiaries that we designate, which are not subject to the restrictive covenants contained in the indentures governing our notes. Furthermore, there are no restrictions in the indentures on our ability to invest in other entities (including unaffiliated entities) and no restrictions on the ability of our subsidiaries to enter into agreements restricting their ability to pay dividends or otherwise transfer funds to us. Also, although the indentures limit our ability to make restricted payments, these restrictions are subject to significant exceptions and qualifications.

We may not generate sufficient cash flow from our theatre acquisitions to service our indebtedness.

        In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead and theatre level costs, and from revenue enhancements resulting from the acquisition. However, there can be no assurance that we will be able to generate sufficient cash flow from these acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions. Any acquisition may involve operating risks, such as:

  •
  the difficulty of assimilating and integrating the acquired operations and personnel into our current business;

  •
  the potential disruption of our ongoing business;

  •
  the diversion of management's attention and other resources;

  •
  the possible inability of management to maintain uniform standards, controls, procedures and policies;

  •
  the risks of entering markets in which we have little or no experience;

  •
  the potential impairment of relationships with employees;

  •
  the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and

  •
  the possibility that the acquired theatres do not perform as expected.

If our cash flows prove inadequate to service our debt and provide for our other obligations, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us.

        Our ability to make payments on and refinance our debt and other financial obligations, and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. In addition, our notes require us to repay or refinance those notes when they come due. If our cash flows were to prove inadequate to meet our debt service, rental and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facility, sell any such assets or obtain additional financing on commercially reasonable terms or at all.

        The terms of the agreements governing our indebtedness do not prohibit us from incurring additional indebtedness. If we are in compliance with the financial covenants set forth in the senior secured credit facility and our other outstanding debt instruments, we may be able to incur substantial additional indebtedness. If we incur additional indebtedness, the related risks that we face may intensify.

Optimizing our theatre circuit through new construction is subject to delay and unanticipated costs.

        The availability of attractive site locations is subject to various factors that are beyond our control. These factors include:

  •
  local conditions, such as scarcity of space or increase in demand for real estate, demographic changes and changes in zoning and tax laws; and

  •
  competition for site locations from both theatre companies and other businesses.

        In addition, we typically require 18 to 24 months in the United States and Canada from the time we identify a site to the opening of the theatre. We may also experience cost overruns from delays or other unanticipated costs. Furthermore, these new sites may not perform to our expectations.

Our investment in and revenues from NCM may be negatively impacted by the competitive environment in which NCM operates.

        We maintain an investment in NCM. NCM's in-theatre advertising operations compete with other cinema advertising companies and other advertising mediums including, most notably, television, newspaper, radio and the Internet. There can be no guarantee that in-theatre advertising will continue to attract major advertisers or that NCM's in-theatre advertising format will be favorably received by the theater-going public. If NCM is unable to generate expected sales of advertising, it may not maintain the level of profitability we hope to achieve, its results of operations may be adversely affected and our investment in and revenues from NCM may be adversely impacted.

We may suffer future impairment losses and lease termination charges.

        The opening of large megaplexes by us and certain of our competitors has drawn audiences away from some of our older, multiplex theatres. In addition, demographic changes and competitive pressures have caused some of our theatres to become unprofitable. As a result, we may have to close certain theatres or recognize impairment losses related to the decrease in value of particular theatres. We review long-lived assets, including intangibles, for impairment as part of our annual budgeting process and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. We recognized non-cash impairment losses in 1996 and in each fiscal year thereafter except for 2005. AMC Entertainment's impairment losses from continuing operations over this period aggregated to $188.1 million. Loews' impairment losses aggregated $4 million in the period since it emerged from bankruptcy in 2002. Beginning fiscal 1999 through March 30, 2006, AMC Entertainment also incurred lease termination charges aggregating $67.9 million. Historically, Loews has not incurred lease termination charges on its theatres that were disposed of or closed. Deterioration in the performance of our theatres could require us to recognize additional impairment losses and close additional theatres, which could have an adverse effect on the trading price of our stock.

Our international and Canadian operations are subject to fluctuating currency values.

        We own, operate or have interests in megaplexes in Canada, Mexico, Argentina, Brazil, Chile, Uruguay, China (Hong Kong), France, Spain and the United Kingdom. Because the results of operations and the financial position of Cinemex and our other foreign operations, including our foreign joint ventures, are reported in their respective local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, our financial results are impacted by currency fluctuations between the dollar and those local currencies.

During the 52 weeks ended March 30, 2006, revenues from our theatre operations outside the United States accounted for 8% of our total revenues and 8% of our total revenues during the 26 weeks ended September 28, 2006. As a result of our international operations, we have risks from fluctuating currency values. As of September 28, 2006, a 10% fluctuation in the value of the United States dollar against all foreign currencies of countries where we currently operate theatres would either increase or decrease loss before income taxes and accumulated other comprehensive loss by approximately $0.3 million and $44.0 million, respectively. We do not currently hedge against foreign currency exchange rate risk.

Attendance levels at our international theatres depend on the market for local language films, and we sometimes have been unable to obtain the films we want for our theatres in certain foreign markets.

        Consumers in international markets may be less inclined to spend their leisure time attending movies than consumers in the United States and Canada. The fact that a movie produced in the United States and targeted at U.S. audiences is successful in the United States does not necessarily mean that it will be successful internationally. In addition, there is generally a smaller market for local language films, and the overall supply of these films may not be adequate to generate a sufficient attendance level at our international theatres. As a result of such factors, attendance levels at some of our foreign theatres may not be sufficient to permit us to operate them on a positive cash flow basis. In addition, because of existing relationships between distributors and other theatre owners, we sometimes have been unable to obtain the films we want for our theatres in certain foreign markets. As a result of these factors, attendance at some of our international theatres may not be sufficient to permit us to operate them profitably.

Our international theatres are subject to local industry structure and regulatory and trade practices, which may adversely affect our ability to operate at a profit.

        Risks unique to local markets include:

  •
  unexpected changes in tariffs and other trade barriers;

  •
  changes in foreign government regulations;

  •
  inflation;

  •
  price, wage and exchange controls;

  •
  reduced protection for intellectual property rights in some countries;

  •
  licensing requirements;

  •
  potential adverse tax consequences; and

  •
  uncertain political and economic environments.

        Such risks may limit or disrupt motion picture exhibition and markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation and may adversely affect our ability to expand internationally.

We must comply with the ADA, which could entail significant cost.

        Our theatres must comply with Title III of the Americans with Disabilities Act of 1990, or ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, an award of damages to private litigants or additional capital expenditures to remedy such noncompliance. See "Business—Legal Proceedings" of this prospectus.

We will not be required to evaluate our internal controls over financial reporting under the standards required by Section 404 of the Sarbanes-Oxley Act of 2002 until our fiscal year ending in March 2008.

        We will not be subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until our fiscal year ending in March 2008. Section 404 requires management of a reporting company to annually review, assess and disclose the effectiveness of a company's internal controls over financial reporting and to provide an attestation by an independent registered public accounting firm, which addresses such assessments. We do not expect to be subject to the formal requirements of Section 404 until our fiscal year ending in March 2008. Nevertheless, as a result of our disclosures in the past, we would undertake to notify investors of any changes to our internals controls, including any identification of a material weakness in those internal controls.

We are party to significant litigation.

        We are subject to a number of legal proceedings and claims that arise in the ordinary course of our business. We cannot be assured that we will succeed in defending any claims, that judgments will not be entered against us with respect to any litigation or that reserves we may set aside will be adequate to cover any such judgments. If any of these actions or proceedings against us is successful, we may be subject to significant damages awards. In addition, we are the plaintiff in a number of material lawsuits in which we seek the recovery of substantial payments. We are incurring significant legal fees in prosecuting these lawsuits, and we may not ultimately prevail in such lawsuits or be able to collect on such judgments if we do. In addition, the defense and prosecution of these claims divert the attention of our management and other personnel for significant periods of time. For a description of our legal proceedings, see "Business—Legal Proceedings" of this prospectus.

We may be subject to liability under environmental laws and regulations.

        We own and operate facilities throughout the United States and in several foreign countries and are subject to the environmental laws and regulations of those jurisdictions, particularly laws governing the cleanup of hazardous materials and the management of properties. We might in the future be required to participate in the cleanup of a property that we own or lease, or at which we have been alleged to have disposed of hazardous materials from one of our facilities. In certain circumstances, we might be solely responsible for any such liability under environmental laws, and such claims could be material.

Our loss of key management personnel or our inability to hire and retain skilled employees at our theatres could adversely affect our business.

        Our success is dependent in part on the efforts of key members of our management team. The loss of their services could materially adversely affect our business, financial condition, results of operations or prospects. We do not currently maintain key person life insurance on any of our key management. In addition, competition for skilled professionals is intense. The loss of any of these professionals or the inability to recruit these individuals in our markets could adversely affect our ability to operate our business efficiently and profitably and could harm our ability to maintain our desired levels of service.

We may suffer material losses or damages, or be required to make material payments on existing lease and other guaranty obligations, concerning entities, businesses and assets we no longer own as a result of the disposition by Loews of its Canadian and German film exhibition operations prior to the Mergers, and we may not be able to collect on indemnities from the purchaser of our Canadian and German film exhibition operations in order to satisfy these losses, damages or payments.

        We may suffer losses or damages as a result of claims asserted by third parties relating to the Canadian and German entities which Loews no longer owns as a result of dispositions by Loews prior to the Mergers. While we cannot predict at this time what claims third parties may potentially assert against us, or the frequency or magnitude of such claims, such claims may include matters related to Loews' former ownership and operation of the Canadian and German entities and their respective businesses or assets (including matters related to the initial public offering of the Cineplex Galaxy Income Fund in Canada). In addition, Loews has guaranteed certain real property leases for theatres located in Canada and in Germany which Loews no longer owns following the Loews transactions. The Canadian leases are long-term leases and contain options for additional terms which, if exercised, could extend the leases for substantial additional periods.

        Under a purchase agreement for the Canadian transfer, Loews' former investors have indemnified Loews for certain potential liabilities in connection with the sale of its Canadian and German entities, which indemnity is guaranteed by Cineplex Odeon Corporation, or COC, which was Loews' wholly-owned Canadian subsidiary, prior to its sale. It also contains provisions intended to restrict the activities of the purchaser of Canadian operations and COC and to cause the indemnifying party and COC collectively to hold a specified amount of assets. However, there can be no assurance that the assets available to satisfy these obligations will be sufficient. Moreover, the value of the assets required to be so held will be reduced significantly as of December 14, 2006. Accordingly, we may suffer damages or losses, or be required to make payments on outstanding guaranties, for which we may not be made whole under the indemnity. Such damages or losses, or required payments, may have a material adverse effect on our business, assets and results of operations.

        We also often remain secondarily obligated for lease payments in the event the acquiring entity does not perform under its obligations for theaters we are divesting of, including the theatres required to be divested by us by the U.S. Department of Justice and state attorneys general, in conjunction with the Loews merger.

We may not be able to generate additional ancillary revenues.

        We intend to continue to pursue ancillary revenue opportunities such as advertising, promotions and alternative uses of our theatres during non-peak hours. Our ability to achieve our business objectives may depend in part on our success in increasing these revenue streams. Some of our domestic competitors have stated that they intend to make significant capital investments in digital advertising delivery, and the success of this delivery system could make it more difficult for us to compete for advertising revenue. In addition, in March 2005, we contributed our cinema screen advertising business to NCM. As such, although we currently retain three board seats in NCM, we do not control this business, and therefore do not control our revenues attributable to cinema screen advertising. We cannot assure you that we will be able to effectively generate additional ancillary revenue and our inability to do so could have an adverse effect on our business and results of operations. Further, we cannot assure you that, as contemplated by the NCM Transactions, we will be able to amend our existing services agreement with NCM to extend the term and to provide for the payment to us of a monthly theatre access fee and a quarterly distribution of excess cash. See "Prospectus Summary—Recent Developments."

Risks Related to Our Industry

We depend on motion picture production and performance.

        Our ability to operate successfully depends upon the availability, diversity and appeal of motion pictures, our ability to license motion pictures and the performance of such motion pictures in our markets. We mostly license first-run motion pictures, the success of which have increasingly depended on the marketing efforts of the major studios. Poor performance of, or any disruption in the production of (including by reason of a strike) these motion pictures, or a reduction in the marketing efforts of the major studios, could hurt our business and results of operations. In addition, a change in the type and breadth of movies offered by studios may adversely affect the demographic base of moviegoers.

We have no control over distributors of the films and our business may be adversely affected if our access to motion pictures is limited or delayed.

        We rely on distributors of motion pictures, over whom we have no control, for the films that we exhibit. Major motion picture distributors are required by law to offer and license film to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis. Our business depends on maintaining good relations with these distributors, as this affects our ability to negotiate commercially favorable licensing terms for first-run films or to obtain licenses at all. Our business may be adversely affected if our access to motion pictures is limited or delayed because of a deterioration in our relationships with one or more distributors or for some other reason. To the extent that we are unable to license a popular film for exhibition in our theatres, our operating results may be adversely affected.

We are subject, at times, to intense competition.

        Our theatres are subject to varying degrees of competition in the geographic areas in which we operate. Competitors may be national circuits, regional circuits or smaller independent exhibitors. Competition among theatre exhibition companies is often intense with respect to the following factors:

  •
  Attracting patrons.    The competition for patrons is dependent upon factors such as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing. Many of our competitors have sought to increase the number of screens that they operate. Competitors have built or may be planning to build theatres in certain areas where we operate, which could result in excess capacity and increased competition for patrons.

  •
  Licensing motion pictures.    We believe that the principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential and the location and condition of an exhibitor's theatres.

  •
  Low barriers to entry.    We must compete with exhibitors and others in our efforts to locate and acquire attractive sites for our theatres. In areas where real estate is readily available, there are few barriers to entry that prevent a competing exhibitor from opening a theatre near one of our theatres.

        The theatrical exhibition industry also faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems and from other forms of in-home entertainment.

Industry-wide screen growth has affected and may continue to affect the performance of some of our theatres.

        In recent years, theatrical exhibition companies have emphasized the development of large megaplexes, some of which have as many as 30 screens in a single theatre. The industry-wide strategy of aggressively building megaplexes generated significant competition and rendered many older, multiplex theatres obsolete more rapidly than expected. Many of these theatres are under long-term lease commitments that make closing them financially burdensome, and some companies have elected to continue operating them notwithstanding their lack of profitability. In other instances, because theatres are typically limited use design facilities, or for other reasons, landlords have been willing to make rent concessions to keep them open. In recent years many older theatres that had closed are being reopened by small theatre operators and in some instances by sole proprietors that are able to negotiate significant rent and other concessions from landlords. As a result, there has been growth in the number of screens in the U.S. and Canadian exhibition industry. This has affected and may continue to affect the performance of some of our theatres.

An increase in the use of alternative film delivery methods or other forms of entertainment may drive down our attendance and limit our ticket prices.

        We compete with other movie delivery methods, including network, cable and satellite television, DVDs and video cassettes, as well as video-on-demand, pay-per-view services and downloads via the Internet. We also compete for the public's leisure time and disposable income with other forms of entertainment, including sporting events, live music concerts, live theatre and restaurants. An increase in the popularity of these alternative film delivery methods and other forms of entertainment could reduce attendance at our theatres, limit the prices we can charge for admission and materially adversely affect our business and results of operations and the price of our stock.

General political, social and economic conditions can reduce our attendance.

        Our success depends on general political, social and economic conditions and the willingness of consumers to spend money at movie theatres. If going to motion pictures becomes less popular or consumers spend less on concessions, which accounted for 27% of AMC Entertainment's revenues in fiscal 2006, our operations could be adversely affected. In addition, our operations could be adversely affected if consumers' discretionary income falls as a result of an economic downturn. Political events, such as terrorist attacks, could cause people to avoid our theatres or other public places where large crowds are in attendance.

Industry-wide conversion to electronic-based media may increase our costs.

        The industry is in the early stages of conversion from film-based media to electronic-based media. There are a variety of constituencies associated with this anticipated change that may significantly impact industry participants, including content providers, distributors, equipment providers and venue operators. While content providers and distributors have indicated they would bear the costs of this change, there can be no assurance that we will have access to adequate capital to finance the conversion costs associated with this potential change should the conversion process rapidly accelerate or the content providers and distributors elect to not bear the related costs. Furthermore, it is impossible to accurately predict how the roles and allocation of costs between various industry participants will change if the industry changes from physical media to electronic media.

Risks Related to This Offering

Substantial sales of our common stock by the Sponsors could cause the market price for our common stock to decline.

        Upon consummation of this offering, there will be                        shares of our common stock outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities act of 1933, as amended (the "Securities Act"). Of the remaining shares of common stock outstanding,                         will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline. After giving effect to the Reclassification and this offering, the Sponsors will continue to hold                        shares of our common stock, all of which constitute "restricted securities" under the Securities Act. Provided the holders comply with the applicable volume limits and other conditions prescribed in Rule 144 under the Securities Act, all of these restricted securities are currently freely tradable. Additionally, as of                        , 2006, approximately                        shares of our common stock are issuable upon exercise of stock options that vest and are exercisable at various dates through                        , with exercise prices ranging from                  to $            . Of such options, as of                        , 2006, were exercisable. All of such shares subject to options are registered and will be freely tradable when the option is exercised unless such shares are acquired by an affiliate of us, in which case the affiliate may only sell the shares subject to the volume limitations imposed by Rule 144 of the Securities Act.

        We and certain of our shareholders have agreed to a "lock-up," pursuant to which neither we nor they will sell any shares without the prior consent of                        for 180 days after the date of this prospectus, subject to certain exceptions and extension under certain circumstances. Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future.

Our stock price may be volatile and may decline substantially from the initial offering price.

        Immediately prior to this offering, there has been no public market for our common stock, and an active trading market for our common stock may not develop or continue upon completion of the offering. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the price at which our common stock will trade after the offering.

        The stock market in general has experienced extreme price and volume fluctuations in recent years. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. You may be unable to resell your shares at or above the public offering price because of a number of factors, including:

  •
  actual or anticipated quarterly fluctuations in our operating results;

  •
  changes in expectations of future financial performance or changes in estimates of securities analysts;

  •
  changes in the market valuations of other companies;

  •
  announcements relating to actions of other media companies, strategic relationships, acquisitions or industry consolidation;

  •
  terrorist acts or wars; and

  •
  general economic, market and political conditions including those not related to our business.

We are controlled by the Sponsors, whose interests may not be aligned with our public stockholders.

        Even after giving effect to this offering, the Sponsors have the power to control our affairs and policies and will control the election of directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The directors elected by the Sponsors will have the authority, subject to the terms of our debt, to issue additional stock, implement stock repurchase programs, declare dividends, pay advisory fees and make other decisions, and they may have an interest in our doing so. The interests of the Sponsors could conflict with our public stockholders' interests in material respects. For example, the Sponsors could cause us to make acquisitions that increase the amount of our indebtedness or sell revenue-generating assets. Furthermore, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the Sponsors continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions. See "Certain Relationships and Related Party Transactions — Governance Agreements."

Our amended and restated certificate of incorporation and our amended and restated bylaws, as amended, contain anti-takeover protections, which may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.

        Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the Delaware General Corporation Law, could delay or make it more difficult to remove incumbent directors or for a third party to acquire us, even if a takeover would benefit our stockholders. Our issuance of shares of preferred stock could delay or prevent a change of control of our company. Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to                        shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares.

Our issuance of preferred stock could dilute the voting power of the common stockholders.

        The issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of our other classes of voting stock either by diluting the voting power of our other classes of voting stock if they vote together as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote even if the action were approved by the holders of our other classes of voting stock.

Our issuance of preferred stock could adversely affect the market value of our common stock.

        The issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price causing economic dilution to the holders of common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        In addition to historical information, this prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words "forecast," "estimate," "project," "intend," "expect," "should," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Marquee Holdings Inc.," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

  •
  national, regional and local economic conditions that may affect the markets in which we operate;

  •
  the levels of expenditures on entertainment in general and movie theatres in particular;

  •
  increased competition within movie exhibition or other competitive entertainment mediums;

  •
  technological changes and innovations, including alternative methods for delivering movies to consumers;

  •
  the popularity of theatre attendance and major motion picture releases;

  •
  shifts in population and other demographics;

  •
  our ability to renew expiring contracts at favorable rates, or to replace them with new contracts that are comparably favorable to us;

  •
  our need for, and ability to obtain, additional funding for acquisitions and operations;

  •
  risks and uncertainties relating to our significant indebtedness following the completion of this offering;

  •
  fluctuations in operating costs;

  •
  capital expenditure requirements;

  •
  changes in interest rates; and

  •
  changes in accounting principles, policies or guidelines.

        This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but not exhaustive. In addition, new risks and uncertainties may arise from time to time. Accordingly, all forward-looking statements should be evaluated with an understanding of their inherent uncertainty.

        Except as required by law, we assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of                  shares of common stock offered by the selling stockholders in this offering, including if the underwriters exercise their option to purchase additional shares. In the aggregate, the selling stockholders will receive approximately $        million of the net proceeds of this offering, or approximately $        if the underwriters' option to purchase additional shares is exercised in full, assuming the shares are offered at $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

DIVIDEND POLICY

        Following this offering, payment of dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and other factors that our board of directors deems relevant. In addition, our senior secured credit facilities and the indentures governing our notes impose restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt instruments. See "Description of Certain Indebtedness." Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors. The declaration and payment of any future dividends will be at the sole discretion of our board of directors after taking into account various factors, including legal requirements, our subsidiaries ability to make payments to us, our financial condition, operating results, cash flow, available cash and current and anticipated cash needs.

CAPITALIZATION

        The following table sets forth the cash and cash equivalents and capitalization of Holdings as of September 28, 2006 (i) on an actual basis and (ii) on a pro forma basis giving effect to the NCM Transactions and this offering. The information in this table should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Information," "Business," the unaudited pro forma condensed consolidated financial statements and the historical financial statements of Holdings and LCE Holdings and the respective accompanying notes thereto appearing elsewhere in this prospectus.

	As of September 28, 2006
	Actual	Pro Forma for NCM Transactions	Pro Forma for IPO & NCM Transactions
	(in thousands)
Cash and cash equivalents	$310,978	$784,294	$743,370

Short term debt (current maturities of long-term debt and capital and financing lease obligations)	39,864	39,864	39,864
Long-term debt:
12% senior discount notes due 2014	217,453	217,453	217,453
9 1/2% senior subordinated notes due 2011	217,688	217,688	217,688
9 7/8% senior subordinated notes due 2012	186,937	186,937	186,937
8% senior subordinated notes due 2014	298,709	298,709	298,709
11% senior subordinated notes due 2016	325,000	325,000	325,000
8 5/8% senior fixed rate notes due 2012	250,000	250,000	250,000
Senior floating rate notes due 2010	205,000	205,000	205,000
Senior secured credit facility:
Revolving loan facility(1)	—	—	—
Term loan	640,250	640,250	640,250
Existing Cinemex term loan facility	82,432	82,432	82,432
10% mortgage payable due 2007	2,115	2,115	2,115
Capital and financing lease obligations	51,429	51,429	51,429

Total debt	2,516,877	2,516,877	2,516,877

Stockholders' equity
Common Stock voting ($.01 par value shares authorized; shares issued and outstanding as of September 28, 2006)	—	—	14
Class A-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding as of September 28, 2006)	4	4	—
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding as of September 28, 2006)	4	4	—
Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 5,128.77496 shares issued and outstanding as of September 28, 2006)	—	—	—
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of September 28, 2006)	3	3	—
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of September 28, 2006)	3	3	—
Additional paid-in capital	1,305,034	1,305,034	1,305,034
Accumulated other comprehensive earnings (losses)	(16,227)	(16,227)	(16,227)
Accumulated deficit	(288,329)	(142,080)	(183,004)

Total stockholders' equity	1,000,492	1,146,741	1,105,817

Total capitalization	$3,517,369	$3,663,618	$3,622,694

(1)
The aggregate revolving loan commitment under our senior secured credit facility is $200.0 million. As of September 28, 2006, this availability was reduced by approximately $22.5 million of standby letters of credit that were outstanding on September 28, 2006. Covenants under our existing senior indebtedness would further limit our ability to borrow on the commitments under our $200.0 million revolving loan facility.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        We derived the following unaudited pro forma condensed consolidated financial information by applying pro forma adjustments attributable to the Merger Transactions, the NCM Transactions and this offering to Holdings' and LCE Holdings' historical consolidated financial statements included in this prospectus. The unaudited pro forma condensed consolidated statements of operations data for the 26 weeks ended September 28, 2006, the 52 weeks ended March 30, 2006 and the 52 weeks ended September 28, 2006 give effect to the Merger Transactions, the NCM Transactions and this offering as if they had each occurred on April 1, 2005. The unaudited pro forma condensed consolidated balance sheet data gives effect to the NCM Transactions and this offering as if they had occurred on September 28, 2006. We have included pro forma financial information for 52 weeks ended September 28, 2006 because we believe that this information provides meaningful financial data about our company's performance after completion of the Merger Transactions in January 2006. In addition, our senior secured credit facility requires us to measure compliance with certain quarterly financial covenants on a trailing twelve month basis. See "—Covenant Compliance." We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated financial information.

        The pro forma adjustments for the NCM Transactions and this offering are preliminary and based on information obtained to date and are subject to revisions as additional information becomes available. There can be no guarantee that NCM, Inc. will complete its IPO or debt transactions, or that we will receive any of the expected proceeds. Our initial public offering is conditioned upon the completion of the NCM Transactions.

        The unaudited pro forma condensed consolidated financial information is for illustrative and informational purpose only and should not be considered indicative of the results that would have been achieved had the transactions been consummated on the dates or for the periods indicated and do not purport to represent consolidated balance sheet data or statement of operations data or other financial data as of any future date or any future period.

        The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Marquee Holdings Inc.," "LCE Holdings' Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma condensed consolidated financial statements and the consolidated financial statements and accompanying notes for each of Holdings and LCE Holdings appearing elsewhere in, or incorporated by reference into, this prospectus.

MARQUEE HOLDINGS INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 28, 2006

(dollars in thousands)

	As of September 28, 2006
	Holdings Historical	NCM Pro Forma Adjustments		Holdings Pro Forma for NCM Transaction	Holdings IPO Pro Forma Adjustments		Holdings Pro Forma IPO & NCM Transactions
Assets
Cash and equivalents	$310,978	$473,316	(1)	$784,294	$(40,924	)(8)	$743,370
Current assets	90,921	—		90,921	—		90,921
Property, net	1,337,343	—		1,337,343	—		1,337,343
Intangible assets, net	253,400	—		253,400	—		253,400
Goodwill	2,095,399	(14,800	)(7)	2,080,599	—		2,080,599
Deferred income taxes	20,403	—		20,403	—		20,403
Equity investment-NCM	33,219	24,500	(2)	—	—		—
		123,249	(3)
		(180,968	)(4)
Other long-term assets	141,550	—		141,550	—		141,550

Total assets	$4,283,213	$425,297		$4,708,510	$(40,924)		$$4,667,586

Liabilities and Stockholders' Equity
Current liabilities	$342,002	$43,500	(2)(7)	$385,502	$—		$385,502
Current maturities	39,864	—		39,864			39,864
Corporate borrowings:
12% Senior Discount Notes due 2014	217,453	—		217,453			217,453
9 1/2% Senior Subordinated Notes due 2011	217,688	—		217,688	—		217,688
9 7/8% Senior Subordinated Notes due 2012	186,937	—		186,937	—		186,937
8% Senior Subordinated Notes due 2014	298,709	—		298,709	—		298,709
11% Senior Subordinated Notes due 2016	325,000	—		325,000	—		325,000
8 5/8% Senior Fixed Rate Notes due 2012	250,000	—		250,000	—		250,000
Senior Floating Rate Notes due 2010	205,000	—		205,000	—		205,000
Senior Secured Term Loan Facility due 2012	640,250	—		640,250	—		640,250
Grupo Cinemex Term Loan	82,432	—		82,432	—		82,432
10% Mortgage Payable due 2007	2,115	—		2,115	—		2,115
Capital and financing lease obligations	51,429	—		51,429	—		51,429
Other long-term liabilities	423,842	235,548	(5)	659,390	—		659,390

Total liabilities	3,282,721	279,048		3,561,769	—		3,561,769
Stockholders' Equity
Common Stock	14	—		14	—		14
Additional paid-in capital	1,305,034	—		1,305,034	—		1,305,034
Accumulated other comprehensive loss	(16,227)	—		(16,227)	—		(16,227)
Accumulated deficit	(288,329)	146,249	(6)	(142,080)	(40,924	)(8)	(183,004)

Stockholders' equity (deficit)	1,000,492	146,249		1,146,741	(40,924)		1,105,817

Total liabilities and Stockholders' Equity	$4,283,213	$425,297		$4,708,510	$(40,924)		$4,667,586

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

MARQUEE HOLDINGS INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

TWENTY-SIX WEEKS ENDED SEPTEMBER 28, 2006

(thousands of dollars except for per share data)

	Twenty-six weeks ended September 28, 2006
	Holdings Twenty-six Weeks Ended September 28, 2006 Historical	Holdings/LCE Holdings Merger Pro Forma Adjustments		NCM Pro Forma Adjustments		Holdings Pro Forma for LCE Holdings & NCM Transactions	Holdings IPO Pro Forma Adjustments		Holdings Pro Forma For IPO Transaction
Admissions	$862,105	$(10,792	)(10)	$—		$851,313	$—			$851,313
Concessions	359,081	(3,509	)(10)	—		355,572	—			355,572
Other	61,555	(767	)(10)	(14,223	)(15)	46,565	—			46,565

Total revenues	1,282,741	(15,068)		(14,223)		1,253,450	—			1,253,450
Cost of operations	811,748	(9,846	)(10)	8,175	(15)	810,077	—			810,077
Rent	225,482	(3,419	)(10)	—		222,063	—			222,063
General and administrative:
M&A Costs	5,826	—		—		5,826	—			5,826
Management fee	2,500	—		—		2,500	(2,500	)(16)		—
Other	29,680	—		—		29,680	—			29,680
Pre-opening expense	3,129	—		—		3,129	—			3,129
Theatre and other closure expense	7,710	—		—		7,710	—			7,710
Restructuring charge	—	—		—		—	—			—
Depreciation and amortization	129,075	—		—		129,075	—			129,075
Impairment of long-lived assets	—	—		—		—	—			—
Disposition of assets and other (gains)/losses	(8,500)	—		—		(8,500)	—			(8,500)

Total costs and expenses	1,206,650	(13,265)		8,175		1,201,560	(2,500)			1,199,060
Other expense	(6,314)	—		—		(6,314)	—			(6,314)
Interest expense	115,538	—		—		115,538	—			115,538
Investment expense (income)	(3,609)	—		—		(3,609)	—			(3,609)

Total other expense	105,615	—		—		105,615	—			105,615

Earnings (loss) from continuing operations before income taxes	(29,524)	(1,803)		(22,398)		(53,725)	2,500			(51,225)
Income tax provision (benefit)	2,200	—		—		2,200	—			2,200

Loss from continuing operations	$(31,724)	$(1,803)		$(22,398)		$(55,925)	$2,500			$(53,425)

Loss per share from continuing operations									$

Weighted Average Shares Outstanding

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

MARQUEE HOLDINGS INC
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FIFTY-TWO WEEKS ENDED MARCH 30, 2006
(DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)
(UNAUDITED)

	Fifty-two weeks ended March 30, 2006
	Holdings Fifty-two Weeks Ended March 30, 2006 Historical	LCE Holdings for the Three Months Ended June 30, 2005 Historical	LCE Holdings for the Three Months Ended September 30, 2005 Historical	LCE Holdings for the Three Months Ended December 31, 2005 Historical	LCE Holdings for the One Month Ended January 25, 2006 Historical	LCE Holdings Conforming Reclassification		LCE Holdings for the Ten Months Ended March 30, 2006 Pro Forma	Holdings/ LCE Holdings Merger Pro Forma Adjustments		Holdings Pro Forma for LCE Holdings	NCM Pro Forma Adjustments		Holdings Pro Forma for LCE Holdings & NCM Transactions	Holdings IPO Pro Forma Adjustments		Holdings Pro Forma For IPO Transaction
	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
Admissions	$1,169,226	$143,736	$148,161	$152,849	$41,509	$—		$486,255	$(35,877	)(10)	$1,619,604	$—		$1,619,604	$—			$1,619,604
Concessions	466,679	61,467	61,635	64,586	17,046			204,734	(11,889	)(10)	659,524	—		659,524	—			659,524
Other	94,545	10,816	12,293	16,673	2,207			41,989	(2,939	)(10)	133,595	(28,009	)(15)	105,586	—			105,586

Total revenues	1,730,450	216,019	222,089	234,108	60,762	—		732,978	(50,705)		2,412,723	(28,009)		2,384,714	—			2,384,714
Cost of operations	1,125,369	172,588	173,868	175,362	42,942	(105,162	)(9)	459,598	(32,223	)(10)	1,552,744	15,405	(15)	1,568,149	—			1,568,149
Rent	341,301	—	—	—	11,591	98,931	(9)	110,522	(8,664 (1,810	)(10) )(11)	441,349	—		441,349	—			441,349
General and administrative:
M&A Costs	12,523	—	—	—	523	5,013	(9)	5,536	—		18,059	—		18,059	—			18,059
Management fee	2,000	—	—	—	333	2,997	(9)	3,330	(330	)(11)	5,000	—		5,000	(5,000	)(16)		—
Other	38,308	14,144	13,440	14,105	4,998	(8,010	)(9)	38,677	—		76,985	—		76,985	—			76,985
Pre-opening expense	6,607	—	—	—	165	3,863	(9)	4,028	—		10,635	—		10,635	—			10,635
Theatre and other closure expense	601	—	—	—	—	—		—	—		601	—		601	—			601
Restructuring charge	3,980	—	—	—	—	—		—	—		3,980	—		3,980	—			3,980
Depreciation and amortization	168,821	27,412	29,799	29,947	9,457	2,368	(9)	98,983	(3,957 3,691	)(10) (11)	267,538	— —		267,538 —	— —			267,538 —
Impairment of long-lived assets	11,974							—			11,974			11,974				11,974
Disposition of assets and other (gains)/losses	(997)	199	960	(325)	(1,137)			(303)	—		(1,300)	—		(1,300)	—			(1,300)

Total costs and expenses	1,710,487	214,343	218,067	219,089	68,872	—		720,371	(43,293)		2,387,565	15,405		2,402,970	(5,000)			2,397,970
Other expense	(11,712)	—	—	—	—	—		—	—		(11,712)	—		(11,712)	—			(11,712)
Interest expense	144,988	20,692	20,723	21,598	6,316	—		69,329	70,200 2,187 (54,594 (3,592	(12) (12) )(12) )(12)	228,518	— — — —		228,518 — —	— — — —			228,518 — —
Investment expense (income)	4,393	543	(2,482)	(20,115)	(92)	—		(22,146)	22,880	(13)	5,127	—		5,127	—			5,127

Total other expense	137,669	21,235	18,241	1,483	6,224	—		47,183	37,081		221,933	—		221,933	—			221,933

Earnings (loss) from continuing operations before income taxes	(117,706)	(19,559)	(14,219)	13,536	(14,334)	—		(34,576)	(44,493)		(196,775)	(43,414)		(240,189)	5,000			(235,189)
Income tax provision (benefit)	72,100	(629)	1,645	6,645	—	—		7,661	(69,706	)(14)	10,055	—		10,055	—			10,055

Loss from continuing operations	$(189,806)	$(18,930)	$(15,864)	$6,891	$(14,334)	$—		$(42,237)	$25,213		$(206,830)	$(43,414)		$(250,244)	$5,000			$(245,244)

Loss per share from continuing operations																	$

Weighted Average Shares Outstanding

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

MARQUEE HOLDINGS INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FIFTY-TWO WEEKS ENDED SEPTEMBER 28, 2006
(dollars in thousands except for per share amounts)

	Fifty-two weeks ended September 28, 2006
	Holdings Fifty-two Weeks Ended March 30, 2006 Historical	Holdings Twenty-six Weeks Ended September 28, 2006 Historical	Holdings Twenty-six Weeks Ended September 29, 2005 Historical	Holdings Fifty-two Weeks Ended September 28, 2006 Historical	LCE Holdings for the Three Months Ended December 31, 2005 Historical	LCE Holdings for the One Month Ended January 25, 2006 Historical	LCE Holdings Conforming Reclassification		LCE Holdings for the Four Months Ended March 30, 2006 Pro Forma	Holdings/ LCE Holdings Merger Pro Forma Adjustments		Holdings Pro Forma for LCE Holdings	NCM Pro Forma Adjustments		Holdings Pro Forma for LCE Holdings & NCM Transactions	Holdings IPO Pro Forma Adjustments		Holdings Pro Forma For IPO Transaction
Admissions	$1,169,226	$862,105	$546,820	$1,484,511	$152,849	$41,509	$—		$194,358	$(28,106)	(10)	$1,650,763	$—		$1,650,763	$—			$1,650,763
Concessions	466,679	359,081	217,012	608,748	64,586	17,046			81,632	(9,293)	(10)	681,087	—		681,087	—			681,087
Other	94,545	61,555	47,887	108,213	16,673	2,207			18,880	(2,200)	(10)	124,893	(28,075)	(15)	96,818	—			96,818

Total revenues	1,730,450	1,282,741	811,719	2,201,472	234,108	60,762	—		294,870	(39,599)		2,456,743	(28,075)		2,428,668	—			2,428,668
Cost of operations	1,125,369	811,748	533,373	1,403,744	175,362	42,942	(37,101)	(9)	181,203	(25,087)	(10)	1,559,860	15,766	(15)	1,575,626	—			1,575,626
Rent	341,301	225,482	156,692	410,091	—	11,591	32,476	(9)	44,067	(7,782)	(10)	445,660	—		445,660	—			445,660
										(716)	(11)	—	—		—	—			—
General and administrative:															—	—			—
M&A Costs	12,523	5,826	2,645	15,704	—	523	1,674	(9)	2,197	—		17,901	—		17,901	—			17,901
Management fee	2,000	2,500	1,000	3,500	—	333	999	(9)	1,332	168	(11)	5,000	—		5,000	(5,000)	(16)		—
Other	38,308	29,680	18,199	49,789	14,105	4,998	(2,673)	(9)	16,430	—		66,219	—		66,219	—			66,219
Pre-opening expense	6,607	3,129	736	9,000	—	165	4,189	(9)	4,354	—		13,354	—		13,354	—			13,354
Theatre and other closure expense	601	7,710	980	7,331	—	—	—		—	—		7,331	—		7,331	—			7,331
Restructuring charge	3,980	—	3,908	72	—	—	—		—	—		72	—		72	—			72
Depreciation and amortization	168,821	129,075	75,467	222,429	29,947	9,457	436	(9)	39,840	(1,473)	(10)	262,272	—		262,272	—			262,272
										1,476	(11)				—				—
Impairment of long-lived assets	11,974	—		11,974					—			11,974	—		11,974	—			11,974
Disposition of assets and other (gains)/losses	(997)	(8,500)	(770)	(8,727)	(325)	(1,137)			(1,462)	—		(10,189)	—		(10,189)	—			(10,189)

Total costs and expenses	1,710,487	1,206,650	792,230	2,124,907	219,089	68,872	—		287,961	(33,414)		2,379,454	15,766		2,395,220	(5,000)			2,390,220
Other expense	(11,712)	(6,314)	(7,219)	(10,807)	—	—	—		—	—		(10,807)	—		(10,807)	—			(10,807)
Interest expense	144,988	115,538	63,712	196,814	21,598	6,316	—		27,914	27,518	(12)	229,176	—		229,176	—			229,176
										842	(12)		—		—	—
										(22,494)	(12)				—	—			—
										(1,418)	(12)				—	—			—
Investment expense (income)	4,393	(3,609)	(480)	1,264	(20,115)	(92)	—		(20,207)	19,686	(13)	743	—		743	—			743

Total other expense	137,669	105,615	56,013	187,271	1,483	6,224	—		7,707	24,134		219,112	—		219,112	—			219,112

Earnings (loss) from continuing operations before income taxes	(117,706)	(29,524)	(36,524)	(110,706)	13,536	(14,334)	—		(798)	(30,319)		(141,823)	(43,841)		(185,664)	5,000			(180,664)
Income tax provision (benefit)	72,100	2,200	(14,200)	88,500	6,645	—	—		6,645	(86,106)	(14)	9,039	—		9,039	—			9,039

Loss from continuing operations	$(189,806)	$(31,724)	$(22,324)	$(199,206)	$6,891	$(14,334)	$—		$(7,443)	$55,787		$(150,862)	$(43,841)		$(194,703)	$5,000			$(189,703)

Loss per share from continuing operations				—					—									$

Weighted average shares outstanding

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

MARQUEE HOLDINGS INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

(1)
Reflects the cash sources and uses of funds in connection with the NCM Transactions as summarized below.

Sources of Funds	Amount	Uses of Funds	Amount
	(thousands of dollars)		(thousands of dollars)
Cash from Existing Service Agreement Modification Payment	$228,228	Available cash	$473,316
Cash from redemption of preferred units	245,088

Total sources	$473,316	Total uses	$473,316	*

  *
  We are still evaluating our use of proceeds from these transactions, which may include the repayment of certain of our indebtedness. However, we have not yet determined which of our indebtedness we may repay, and we may decide to use these proceeds for a purpose other than the repayment of our indebtedness.

(2)
Reflects the estimated payments due to NCM, Inc. in connection with the Loews Screen Integration agreement and acquisition of additional common units of NCM, Inc.

(3)
Represents the change of interest gain as a result of NCM, Inc.'s acquisition of common units in NCM.

(4)
Represents write down to $0 of the equity investment in NCM upon redemption by NCM of the preferred units.

(5)
Represents the estimated fair value of the ESA modification payment which has been recorded as deferred revenue and will be amortized to advertising revenue over 30 years (the term of the agreement) following the units of revenue method.

(6)
Pro forma adjustments have been made to stockholders' equity as follows in connection with the NCM Transactions:

Change of interest gain on NCM	$123,249
Distributions in excess of equity investment in NCM	56,800
Tax benefit recognized through goodwill on NCM Transactions	(14,800)
Estimated current federal and state tax due on NCM Transactions	(19,000)

$146,249

(7)
We expect that the proceeds we receive from the ESA modification payment along with a portion of the proceeds from redemption of the preferred units will be treated as ordinary taxable income and capital gain. Holdings expects that the majority of the proceeds from redemption of the preferred units will be deferred from taxable income until such time as its equity interest is sold or the NCM term loan facility used to finance the redemption of the preferred units is retired. The following table summarizes the estimated current tax payable expected from the NCM Transactions. Holdings expects that the NCM Transactions will allow it to realize certain tax attributes which have previously been recorded net of a 100% valuation allowance some of which was established in connection with purchase accounting and recorded as goodwill and some of which were established through charges to income tax expense:

	Ordinary Income Tax	Capital Gain Tax
Contract Buydown	$94,220	$
Disguised sale			34,840
Capital Loss Carryforward			(14,800)	Established through purchase accounting, with full valuation allowance.
LCE Net Operating Loss Carryforwards	(16,700)			Established through purchase accounting, with full valuation allowance.
Holdings Net Operating Loss Carryforwards	(63,520)		(20,040)	Established through charge to income tax provision.

Federal and state taxes payable	$14,000		$—

Other current taxes payable
State	$5,000			Currently estimated taxes due on transaction.

Current Payable	$19,000

(8)
Reflects lump sum payment pursuant to our Management Agreement.

(9)
Reflects reclassifications to conform LCE Holdings' presentation to Holdings' presentation.

(10)
Exclusion of revenues and expenses and disposition of assets and liabilities for theatres disposed of in connection with the approval of the Mergers by the U.S. Department of Justice:

	Holdings
	26 Weeks Ended September 28, 2006	52 Weeks Ended March 30, 2006	52 Weeks Ended September 28, 2006
Revenues	$(15,068)	$(50,705)	$(39,599)
Cost of Operations	(9,846)	(32,223)	(25,087)
Rent	(3,419)	(8,664)	(7,782)
Depreciation and amortization	—	(3,957)	(1,473)

(11)
Pro forma adjustments are made to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for Loews purchase accounting to reflect the following:

	Holdings
	52 Weeks Ended March 30, 2006	52 Weeks Ended September 28, 2006	Estimated Useful Life	Balance Sheet Classification
Depreciation and Amortization:
FF&E and leasehold improvements	$(2,042)	$(817)	5 to 15 years	Property, net
Favorable leases	1,208	483	11 years	Intangibles, net
Advertising contract	4,142	1,657	3 years	Intangibles, net
Loews Trademark	383	153	5 years	Intangibles, net
Goodwill	—	—	Indefinite	Indefinite

	$3,691	$1,476

Rent:
Unfavorable leases	$(1,810)	$(716)
Management Fee:
Amended and Restated Fee Agreement	$(330)	$168
(12)
Reflects change in interest expense for debt issued in connection with the Merger Transactions:

	Holdings
	52 Weeks Ended March 30, 2006	52 Weeks Ended September 28, 2006
	(thousands of dollars)
Interest Expense:
Debt issued in connection with the Mergers (term loan of new senior secured credit facility and 11% senior subordinated notes due 2016)	$70,200	$27,518
Amortization Expense:
Term Loan of new senior secured credit facility	$1,419	$496
New senior subordinated debt	768	346

	$2,187	$842

  Interest rates above used in the computation of pro forma interest expense are subject to change. For the computation of the initial interest rate on the new senior secured term loan facility, we have utilized a one-month LIBOR rate, as of September 27, 2006, of 5.324%. In the event the interest rate on the new senior secured term loan facility notes increases or decreases by 0.125%, our annual earnings from continuing operations would decrease or increase by $812 thousand accordingly.

	LCE Holdings
	52 Weeks Ended March 30, 2006	52 Weeks Ended September 28, 2006
	(thousands of dollars)
Interest Expense:
Term loan of existing Loews senior secured credit facility	$(30,896)	$(12,729)
Loews' 9.0% senior subordinated notes due 2014	(23,698)	(9,765)

	$(54,594)	$(22,494)

Amortization Expense:
Term loan of existing Loews senior secured facility	(2,354)	$(929)
Loews' 9.0% senior subordinated notes due 2014	(1,238)	(489)

	$(3,592)	$(1,418)

(13)
Reflects the removal of Loews' share of the equity earnings of its South Korea joint venture, Megabox, as a result of the sale of its equity investment in that joint venture:

	LCE Holdings
	52 Weeks Ended March 30, 2006	52 Weeks Ended September 28, 2006
	(thousands of dollars)
Remove gain on sale from South Korean joint venture (Megabox)	$18,761	$18,761
Remove equity in earnings from South Korean joint venture (Megabox)	$4,119	$925

	$22,880	$19,686

(14)
Represents the impact to the income tax provision as a result of establishing a full valuation allowance for the Holdings U.S. tax jurisdiction deferred tax asset in conjunction with the Merger Transactions.

(15)
Represents the change in circuit share payments from NCM pursuant to the ESAs to be entered into in connection with this offering. Under the terms of our prior contract with NCM, the circuit share payments were based on varying percentages of advertising revenue. Under the new ESAs, the theatre access fee payments will be based on a specified dollar amount per attendee and a specified dollar amount per digital screen. The pro forma adjustment was computed on the basis of the historic levels of theatre patronage and numbers of digital screens in the theatres. Includes amortization of deferred revenue. (See Note 5). Our historical advertising revenues were $39.9 million, $48.9 million and $66.2 million during the twenty-six weeks ended September 28, 2006, the fifty-two weeks ended March 30, 2006 and the fifty-two weeks ended September 28, 2006, respectively.

Represents the pro forma effect of the increased cost from the sale of additional theatre advertising inventory to us, in accordance with the new ESAs, in order for AMC to fulfill its beverage concessionaire agreement on-screen advertising commitments. Inventory used to fulfill advertising commitments under our beverage concessionaire agreements had been retained by us under our prior contractual arrangements with NCM, but will be made available to NCM under the ESAs. This inventory will be sold to us at a 30 second CPM equivalent for the 90 seconds used, and the pro forma adjustment is computed on the basis of the terms of the ESAs.

(16)
Reflects the termination of the Amended and Restated Fee Agreement. (See Note 8.)

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

Marquee Holdings Inc.

        The following table sets forth certain of Holdings' selected historical financial and operating data. Holdings' selected financial data for the fiscal year ended March 30, 2006, the period from July 16, 2004 through March 31, 2005, the period from April 2, 2004 through December 23, 2004, for the three fiscal years ended April 1, 2004, April 3, 2003 and March 28, 2002, and for the twenty-six week periods ended September 28, 2006 and September 29, 2005 have been derived from the consolidated financial statements for such periods either included elsewhere in this prospectus or not included herein.

        On December 23, 2004, AMC Entertainment completed the Marquee Transactions in which Holdings acquired AMC Entertainment through a merger of AMC Entertainment and Marquee. Marquee was formed on July 16, 2004. On December 23, 2004, pursuant to a merger agreement, Marquee merged with and into AMC Entertainment (the "Predecessor") with AMC Entertainment as the surviving entity (the "Successor"). The merger was treated as a purchase with Marquee being the "accounting acquiror" in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations. As a result, the Successor applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree, AMC Entertainment, as of December 23, 2004, the closing date of the merger. The consolidated financial statements presented below are those of the accounting acquiror from its inception on July 16, 2004 through December 29, 2005, and those of its Predecessor, AMC Entertainment, for all prior periods through the closing date of the merger.

        The selected financial data presented herein should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Marquee Holdings Inc.," consolidated financial statements, including the notes thereto, and other historical financial information of Holdings, including the notes thereto, included elsewhere in this prospectus.

			Years Ended(1)(3)(7)
	Twenty-Six Week Periods
				From Inception July 16, 2004 through March 31, 2005(4)(8)	April 2, 2004 through December 23, 2004(4)(8)
	26 Weeks Ended September 28, 2006	26 Weeks Ended September 29, 2005	52 Weeks Ended March 30, 2006(4)(5)			52 Weeks Ended April 1, 2004(4)	53 Weeks Ended April 3, 2003(4)	52 Weeks Ended March 28, 2002
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	(in thousands, except per share and operating data)
Statement of Operations Data:
Revenues:
Admissions	$862,105	$546,820	$1,169,226	$306,942	$872,199	$1,171,180	$1,171,021	$853,791
Concessions	359,081	217,012	466,679	120,566	337,603	447,244	458,877	348,438
Other revenue	61,555	47,887	94,545	25,392	84,166	104,015	103,701	81,334

Total revenues	1,282,741	811,719	1,730,450	452,900	1,293,968	1,722,439	1,733,599	1,283,563

Costs and Expenses:
Film exhibition costs	449,072	295,262	610,600	157,339	465,086	621,848	637,606	460,424
Concession costs	43,047	23,768	52,584	13,348	39,725	49,212	51,976	39,462
Operating expense	319,629	214,343	462,185	119,070	333,279	454,190	480,749	364,487
Rent	225,482	156,692	341,301	83,904	232,208	298,945	286,107	220,240
General and administrative:
Merger and acquisition costs	5,826	2,645	12,523	22,286	42,732	5,508	1,128	—
Management fee	2,500	1,000	2,000	500	—	—	—	—
Other(9)	29,680	18,199	38,308	14,731	33,908	56,500	66,215	36,335
Pre-opening expense	3,129	736	6,607	39	1,292	3,858	3,227	4,363
Theatre and other closure expense	7,710	980	601	1,267	10,758	4,068	5,416	2,124
Restructuring charge(10)	—	3,908	3,980	4,926	—	—	—	—
Depreciation and amortization	129,075	75,467	168,821	45,263	90,259	120,867	123,808	95,725
Impairment of long-lived assets	—	—	11,974	—	—	16,272	14,564	—
Disposition of assets and other gains	(8,500)	(770)	(997)	(302)	(2,715)	(2,590)	(1,385)	(1,821)

Total costs and expenses	1,206,650	792,230	1,710,487	462,371	1,246,532	1,628,678	1,669,411	1,221,339

Other expense (income)(6)	(6,314)	(7,219)	(11,712)	(6,778)	—	13,947	—	3,754
Interest expense:
Corporate borrowings	112,800	60,332	139,042	52,502	66,851	66,963	65,585	48,015
Capital and financing lease obligations	2,738	3,380	5,946	2,047	7,408	10,754	12,215	12,745
Investment income	(3,609)	(480)	4,393	(3,351)	(6,476)	(2,861)	(3,502)	(2,073)

Earnings (loss) from continuing operations before income taxes	(29,524)	(36,524)	(117,706)	(53,891)	(20,347)	4,958	(10,110)	(217)
Income tax provision (benefit)	2,200	(14,200)	72,100	(9,200)	15,000	11,000	10,000	2,700

Loss from continuing operations	(31,724)	(22,324)	(189,806)	(44,691)	(35,347)	(6,042)	(20,110)	(2,917)
Earnings (loss) from discontinued operations, net of income tax benefit(2)	—	(22,094)	(22,409)	301	(531)	(4,672)	(9,436)	(7,461)

Net loss	$(31,724)	$(44,418)	$(212,215)	$(44,390)	$(35,878)	$(10,714)	$(29,546)	$(10,378)

Preferred dividends	—	—	—	—	104,300	40,277	27,165	29,421

Net loss for shares of common stock	$(31,724)	$(44,418)	$(212,215)	$(44,390)	$(140,178)	$(50,991)	$(56,711)	$(39,799)

Basic and diluted loss per share of common stock:
Loss from continuing operations	$(24.74)	$(29.02)	$(221.19)	$(148.76)	$(3.77)	$(1.26)	$(1.30)	$(1.36)
Earnings (loss) from discontinued operations	—	(28.71)	(26.11)	1.00	(0.02)	(0.13)	(0.26)	(0.32)

Net loss per share	$(24.74)	$(57.73)	$(247.30)	$(147.76)	$(3.79)	$(1.39)	$(1.56)	$(1.68)

Average shares outstanding:
Basic and diluted	1,282.25	769.35	858.12	300.41	37,023	36,715	36,296	23,692

Balance Sheet Data (at period end):
Cash and equivalents	$310,978		$232,366	$72,945		$333,248	$244,412	$219,432
Corporate borrowings	2,461,839		2,455,686	1,344,531		686,431	668,661	596,540
Other long-term liabilities	423,842		419,474	354,240		182,467	177,555	120,770
Capital and financing lease obligations	55,038		68,130	65,470		61,281	59,101	57,056
Stockholder's equity (deficit)	1,000,492		1,040,503	722,038		280,604	279,719	255,415
Total assets	4,283,213		4,407,351	2,797,511		1,506,534	1,480,698	1,276,970
Other Data:
Net cash provided by (used in) operating activities(12)	$65,653	$(5,039)	$25,694	$(45,364)	$145,364	$163,939	$136,072	$97,685
Capital expenditures	(64,105)	(44,437)	(117,688)	(18,622)	(66,155)	(95,011)	(100,932)	(82,762)
Proceeds from sale/leasebacks	—	—	35,010	50,910	—	63,911	43,665	7,486
Operating Data (at period end):
Screen additions	48	16	137	—	44	114	95	146
Screen acquisitions	—	—	2,117	3,728	—	48	809	68
Screen dispositions	242	87	150	14	28	142	111	86
Average screens—continuing operations(11)	5,146	3,448	3,767	3,461	3,456	3,415	3,419	2,707
Number of screens operated	5,635	3,643	5,829	3,714	3,728	3,712	3,692	2,899
Number of theatres operated	411	242	428	247	249	250	257	181
Screens per theatre	13.7	15.1	13.6	15.0	15.0	14.8	14.4	16.0
Attendance (in thousands)—continuing operations(11)	128,009	79,655	171,421	45,953	131,026	182,467	193,194	153,749

(1)
There were no cash dividends declared on common stock during the last five fiscal years.

(2)
Fiscal 2004, 2003, and 2002 include losses from discontinued operations related to a theatre in Sweden that was sold during fiscal 2004. Fiscal 2005, 2004, 2003 and 2002 includes losses from discontinued operations related to five theatres in Japan that were sold during fiscal 2006. During the 26 weeks ended September 29, 2005, the Successor includes a loss from discontinued operations of $22,094 (net of income tax provision of $20,300). During fiscal 2006 the Successor includes a loss from discontinued operations of $22,409 (net of income tax provision of $20,100). During fiscal 2005 the Successor includes earnings from discontinued operations of $301 (net of income tax benefit of $0) and the Predecessor includes a loss from discontinued operations of $531 (net of income tax benefit of $0). Fiscal 2004 includes a $4,672 loss from discontinued operations (net of income tax benefit of $2,600), fiscal 2003 includes a $9,436 loss from discontinued operations including a charge for impairment of long-lived assets of $4,999 (net of income tax benefit of $700), and fiscal 2002 includes a $7,461 loss from discontinued operations including a charge for impairment of long-lived assets of $4,668 (net of income tax benefit of $3,600).

(3)
Fiscal 2003 includes 53 weeks. All other years have 52 weeks.

(4)
We acquired Gulf States Theatres on March 15, 2002 and GC Companies, Inc. on March 29, 2002, which significantly increased our size. In the Gulf States Theatres acquisition, we acquired 5 theatres with 68 screens in the New Orleans area. In the GC Companies acquisition, we acquired 66 theatres with 621 screens throughout the United States. Accordingly, results of operations for the Successor periods ended March 30, 2006 and March 31, 2005 and Predecessor periods ended December 23, 2004, April 1, 2004 and April 3, 2003 are not comparable to our results for fiscal 2002.

(5)
We acquired Loews Cineplex Entertainment Corporation on January 26, 2006, which significantly increased our size. In the Loews acquisition we acquired 112 theatres with 1,308 screens throughout the United States that we consolidate and 40 theatres with 443 screens in Mexico that we consolidate. Accordingly, results of operations for the Successor period ended March 30, 2006 are not comparable to our results for the prior fiscal years.

(6)
During the 26 weeks ended September 28, 2006, other expense (income) is composed of $7,434 of income related to the derecognition of stored value card liabilities where management believes future redemption to be remote and $1,120 of expense related to the remeasurement of liability-classified shares of common stock. During the 26 weeks ended September 29, 2005, other expense (income) is composed of $6,047 of income related to the derecognition of stored value (and liabilities where management believes future redemption to be remote and $1,172 of income related to the remeasurement of liability-classified shares of common stock. During fiscal 2006, other expense (income) is composed of $8,699 of income related to the derecognition of stored value card liabilities where management believes future redemption to be remote, insurance recoveries of $3,032 for property losses related to Hurricane Katrina, net of disposition losses of $346, $1,968 of business interruption insurance recoveries related to Hurricane Katrina, the write-off of deferred financing cost of $1,097 related to our senior secured credit facility in connection with our issuance of the new senior secured credit facility and $2,438 of fees related to an unused bridge facility in connection with the Mergers and related financing transactions and $1,894 of income related to the remeasurement of liability-classified shares of common stock. During fiscal 2005, other expense (income) is composed of $6,745 of income related to the derecognition of stored value card liabilities where management believes future redemption to be remote and $33 of gain recognized on the redemption of $1,663 of our 9 1/2% senior subordinated notes due 2011. During fiscal 2004, other expense (income) is composed of losses recognized on the redemption of $200,000 of our 9 1/2% senior subordinated notes due 2009 and $83,400 of our 9 1/2% senior subordinated notes due 2011. During fiscal 2002, other expense (income) is comprised of transaction expenses incurred in connection with the issuance of Preferred Stock.

(7)
As a result of the merger with Marquee, the Successor applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree, AMC Entertainment, as of December 23, 2004. Because of the application of purchase accounting, Successor and Predecessor periods are not prepared on comparable bases of accounting.

(8)
In connection with the merger with Marquee, Marquee was formed on July 16, 2004, and issued debt and held the related proceeds from issuance of debt in escrow until consummation of the merger. The Predecessor consolidated this merger entity in accordance with FIN 46(R). As a result, both the Predecessor and Successor have recorded interest expense of $12,811, interest income of $2,225 and income tax benefit of $4,500 related to Marquee.

(9)
Includes stock-based compensation of $1,645 and $747 for the 26 weeks ended September 28, 2006 and September 29, 2005, respectively. Includes stock-based compensation of $1,319 for the 52 week periods ended March 30, 2006 (Successor), and includes stock based compensation of $1,201, $0, $8,727, $2,011 and $442 during fiscal 2005 Successor, fiscal 2005 Predecessor, fiscal 2004, 2003 and 2002, respectively.

(10)
Restructuring charges related to one-time termination benefits and other cost related to the displacement of approximately 200 associates in connection with an organizational restructuring, which was completed to create a simplified organizational structure, and contribution of assets by NCN to NCM. This organizational restructuring was substantially completed as of March 30, 2006.

(11)
Includes consolidated theatres only.

(12)
Cash flows provided by operating activities for the 52 weeks ended March 30, 2006 do not include $142,512 of cash acquired in the Mergers which is included in cash flows from investing activities.

LCE Holdings, Inc.

        The following table sets forth LCE Holdings' selected historical and operating data. The selected financial data presented for the year ended February 28, 2002, the one month ended March 31, 2002, the nine months ended December 31, 2002, the year ended December 31, 2003, the seven months ended July 31, 2004, the five months ended December 31, 2004 and the year ended December 31, 2005 are derived from LCE Holdings' audited combined consolidated financial statements included elsewhere in this prospectus or, with respect to the year ended February 28, 2002, included in Loews' Annual Report on Form 10-K for the year ended February 28, 2002, filed with the SEC. LCE Holdings' financial statements include the assets, liabilities and results of operations of Cinemex on a combined basis for the period June 19, 2002 (the date Cinemex became an entity under common control) through July 31, 2004 and on a fully consolidated basis beginning August 1, 2004. LCE Holdings has reflected the financial position and results of its former Canadian operations as discontinued operations for all periods from April 1, 2002 to July 31, 2004, as those operations were sold to affiliates of its former investors.

        During the period from February 15, 2001 through March 21, 2002, LCE Holdings' operated under the protection of Chapter 11 of the U.S. Bankruptcy Code. For accounting purposes, it has accounted for the reorganization as of March 31, 2002. Accordingly, LCE Holdings' historical financial information for all periods through March 31, 2002 reflects the financial results of operations of its Pre-Bankruptcy Predecessor Company (prior to reorganization), and its historical financial information for the period April 1, 2002 through July 31, 2004 reflects that of its Predecessor Company (post-reorganization, pre-Loews Transactions). LCE Holdings' results of operations during the reorganization period were significantly affected by its bankruptcy proceedings and are therefore not comparable in all respects with the results of other periods presented.

        On July 30, 2004, LCE Holdings, a company formed by Bain Capital Partners, The Carlyle Group and Spectrum Equity Investors, acquired 100% of the capital stock of Loews and, indirectly, Cinemex. For accounting purposes and consistent with its reporting periods, LCE Holdings has used July 31, 2004 as the effective date of those transactions. Based on this event, Loews has reported its operating results and financial position for all periods presented from April 1, 2002 through July 31, 2004 as those of the Predecessor Company and for all periods from and after August 1, 2004 as those of the Successor Company. The Predecessor Company periods and the Successor Company periods have different bases of accounting and are therefore not comparable.

        The selected financial data presented herein should be read in conjunction with "LCE Holdings' Management's Discussion and Analysis of Financial Condition and Results of Operations," consolidated financial statements, including the notes thereto, and other historical financial information of Loews, including the notes thereto, included elsewhere in this prospectus.

			Predecessor
	Successor						Pre-Bankruptcy
			Period January 1, to July 31, 2004
	Year ended December 31, 2005	Period August 1, to December 31, 2004			Year ended December 31, 2003	Period April 1, to December 31, 2002(b)	March 1 to March 31, 2002		Year ended February 28, 2002
	(thousands of dollars, except operating data)
Statement of Operations Data:
Revenues
Box office	$580,978	$237,545		$384,814	$628,643	$475,505		$52,514	$600,725
Concessions	244,625	94,884		156,646	253,406	192,353		20,869	224,289
Other	49,113	23,609		25,820	46,189	36,657		2,158	31,139

Total operating revenues	874,716	356,038		567,280	928,238	704,515		75,541	856,153

Expenses
Theatre operations and other expenses	649,290	264,608		404,674	681,493	517,017		55,187	652,944
Cost of concessions	36,648	13,948		23,365	35,460	27,574		2,609	35,080
General and administrative	53,771	20,934		43,334	60,099	55,942		3,906	42,186
Depreciation and amortization	114,063	45,771		49,623	80,940	50,746		6,010	108,823
Restructuring charges(1)	—	—		—	—	—		1,445	9,549
(Gain)/Loss on sale/disposal of theatres(1)	834	1,430		(3,734)	(4,508)	733		—	33,810

Total operating expense	854,606	346,691		517,262	853,484	652,012		69,157	882,392

Income/(loss) from operations	20,110	9,347		50,018	74,754	52,503		6,384	(26,239)
Interest expense, net	80,668	36,005		16,663	35,262	30,613		3,914	60,866
Loss on early extinguishment of debt	—	882		6,856	—	—		—	—
Equity (income)/loss in long-term investments(2)	(23,134)	(1,438)		(933)	1,485	(1,499)		(85)	1,748
Reorganization costs(1)	—	—		—	—	—		2,573	96,497

Income/(loss) before income taxes, extraordinary gain, cumulative effect of change in accounting principle and discontinued operations	(37,424)	(26,102)		27,432	38,007	23,389		(18)	(185,350)
Income tax expense/(benefit)	7,548	(3,244)		12,886	15,339	8,033		199	2,550

Income/(loss) before extraordinary gain, cumulative effect of change in accounting principle and discontinued operations	(44,972)	(22,858)		14,546	22,668	15,356		(217)	(187,900)
Discontinued operations, net of tax(3)	—	—		7,417	56,183	10,846		—	—
Extraordinary gain, net of tax(4)	—	—		—	—	—		474,290	—
Cumulative effect of change in accounting principle, net of tax(5)	—	—		—	—	4,000		—	—

Net income/(loss)	$(44,972)	$(22,858)		$21,963	$78,851	$30,202		$474,073	$(187,900)

Balance Sheet Data (at period end):
Cash and equivalents	$145,324	$71,015	$		$139,425	$95,643	$		$61,168
Corporate borrowings	1,044,264	1,037,907			429,865	610,084			753,882
Other long-term liabilities(7)	104,553	113,290			247,221	62,392			638,817
Capital and financing lease obligations	29,351	28,033			22,249	23,126			23,709
Stockholders' equity/(deficit)	364,839	405,390			683,384	606,341			(15,547)
Total assets	$1,713,140	1,751,958			1,597,319	1,517,374			1,579,719
Other Data:
Net cash provided by (used in) operating activities(6)	67,441	38,097		75,226	88,959	64,347		(46,747)	60,631
Capital Expenditures	$(67,326)	$(17,205)		$(36,638)	$(40,895)	$(31,478)		$(1,512)	$(55,888)
Proceeds from sale/leasebacks	—	—		—	—	—		—	—

Operating Data (at period end):
Screen additions	67	51	12	59	118	20	148
Screen acquisitions	—	—	12	—	349	—	—
Screen dispositions	62	26	50	48	72	11	263
Average screens—continuing operations(8)	1,806	1,798	1,806	1,834	1,908	1,988	2,081
Number of screens operated	2,169	2,218	2,193	2,219	2,208	2,457	2,448
Number of theatres operated	191	201	200	207	211	261	262
Screens per theatre	11.4	11.0	11.0	10.7	10.5	9.4	9.3
Attendance (in thousands)—continuing operations(8)	94,953	39,850	65,967	106,797	80,711	8,846	99,251

(1)
See the notes to Loews' combined consolidated financial statements with respect to its bankruptcy and financial reporting in accordance with Statement of Financial Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," and its restructuring charges, (gain)/loss on sale/disposal of theatres and reorganization costs, which are included in Loews' Annual Report on Form 10-K for the year ended February 28, 2002, filed with the SEC.

(2)
Includes the financial results of Loeks-Star Partners for all periods prior to April 2, 2002 under the equity method of accounting based on Loews' 50% interest in the partnership and on a consolidated basis for all periods from April 2, 2002, the date Loeks-Star Partners became an entity under common control. Also includes the financial results of Magic Johnson Theatres for all periods prior to April 1, 2002 under the equity method of accounting based on Loews' 50% interest in the partnership and on a consolidated basis from April 1, 2002, as a result of its adoption of FIN 46(R).

(3)
The balances reported for discontinued operations for the nine months ended December 31, 2002, the year ended December 31, 2003 and the seven months ended July 31, 2004 represent the net operating results of Loews' Canadian operations, which management decided to sell during 2004 and was sold to its former investors as part of the Loews Transactions.

(4)
Represents the extraordinary gain, net of tax, resulting from the extinguishment of liabilities subject to compromise in connection with Loews' reorganization.

(5)
Represents a one-time charge for the nine months ended December 31, 2002 to reflect the adoption of FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51."

(6)
Cash provided by/(used in) operating activities includes the payment of restructuring charges, bankruptcy claims and reorganization costs, as follows (in thousands):

	Successor		Predecessor			Pre-Bankruptcy
	Year ended December 31, 2005	Period August 1, to December 31, 2004	Period January 1, to July 31, 2004	Year ended December 31, 2003	Period April 1, to December 31, 2002(b)	March 1 to March 31, 2002	Year ended February 28, 2002
Restructuring charges paid during the period)	$—	$17	$13	$3,065	$9,817	$32	$1,549
Payment of bankruptcy claims	—	—	—	—	—	45,000	—
Reorganization claims paid during the period	—	352	522	3,210	20,278	6,009	21,913

Total	$—	$369	$535	$6,275	$30,095	$51,041	$23,462

(7)
Includes liabilities subject to compromise of $540,933 as of February 28, 2002.

(8)
Includes consolidated theatres only.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OF MARQUEE HOLDINGS INC.

        Holdings ("Successor") is a corporation owned by the Sponsors which completed a merger on December 23, 2004 in which AMCE was acquired by Holdings. Marquee is a company formed on July 16, 2004 and was wholly owned by Holdings. On December 23, 2004, pursuant to a merger agreement, Marquee merged with AMCE (the "Predecessor"). Upon the consummation of the merger between Marquee and AMCE on December 23, 2004, Marquee was renamed as AMCE, which is the legal name of the surviving entity. The merger was treated as a purchase with Marquee being the "accounting acquiror" in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." As a result, Marquee applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree, AMCE, as of December 23, 2004, the merger date. The consolidated financial statements presented herein and discussed below are those of the accounting acquiror from its inception on July 16, 2004 through March 30, 2006, and those of its Predecessor, AMCE, for all prior periods through the merger date. Holdings has no material assets or operations of its own. The following discussion relates to the audited financial statements of Holdings, included elsewhere in this prospectus. This discussion contains forward-looking statements. Please see "Special Notes Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to these statements

Overview

        We are one of the world's leading theatrical exhibition companies. As of September 28, 2006, we owned, operated or had interests in 411 theatres and 5,635 screens with 82%, or 4,628 of our screens in the U.S. and Canada, and 18%, or 1,007 of our screens in Mexico, Argentina, Brazil, Chile, Uruguay, China (Hong Kong), France, Spain and the United Kingdom.

        Our principal directly owned subsidiaries are AMC Entertainment, Inc., American Multi-Cinema, Inc. ("AMC"), Grupo Cinemex, S.A. de C.V. ("Cinemex") and AMC Entertainment International, Inc. ("AMCEI"). We conduct our U.S. and Canada theatrical exhibition business through AMC and its subsidiaries and AMCEI and its subsidiaries. We are operating theatres outside the United States primarily through Cinemex and AMCEI and its subsidiaries.

        On March 29, 2005, AMC Entertainment, along with Regal Entertainment Group ("Regal"), combined our respective cinema screen advertising businesses into a new joint venture company called National CineMedia, LLC ("NCM"). The new company engages in the marketing and sale of cinema advertising and promotions products; business communications and training services; and the distribution of digital alternative content. We record our share of on-screen advertising revenues generated by our advertising subsidiary, National Cinema Network, Inc. ("NCN") and NCM in other theatre revenues. We contributed fixed assets and exhibitor agreements of our cinema screen advertising subsidiary NCN to NCM. We also included goodwill (recorded in connection with the merger with Marquee) in the cost assigned to our investment in NCM. Additionally, we paid termination benefits related to the displacement of certain NCN associates. In consideration of the NCN contributions described above NCM issued a 37% interest in its Class A units to NCN. Since that date, our interest in NCM has declined to 29% due to the entry of new investors. See "Prospectus Summary—Recent Developments."

        On June 20, 2005, Holdings entered into a merger agreement with LCE Holdings, the parent of Loews, pursuant to which LCE Holdings merged with and into Holdings, with Holdings continuing as the holding company for the merged businesses, and Loews merged with and into AMC Entertainment, with AMC Entertainment continuing after the Mergers. The transactions closed on January 26, 2006.

Upon completion of the Mergers, JPMP, Apollo, JPMP's and Apollo's co-investors, affiliates of Bain, Carlyle, Spectrum and management held 100% of Holdings' outstanding capital stock.

        In conjunction with the Mergers, we entered into a final judgment with the Antitrust Division of the United States Department of Justice and judgments and consent decrees with various States. These judgments and decrees require us to hold separate and divest ourselves of certain theatres. We sold six of these theatres during the 26 weeks ended September 28, 2006 for an aggregate sales price of $64.2 million, exchanged two of these theatres with another theatrical exhibitor for two theatres from that exhibitor in different markets, retained one of the theatres pursuant to an agreement reached with the California Attorney General and will close one remaining theatre during the third quarter of fiscal 2007.

        In connection with the Mergers, on January 26, 2006, we entered into the following financing transactions:

  •
  the issuance of $325.0 million in aggregate principal amount of 11% senior subordinated notes due 2016 (the "Notes due 2016");

  •
  a new senior secured credit facility with Citicorp North America, Inc., Banco Nacional De Mexico, S.A., Integrante del Grupo Financiero Banamex and the lenders named therein, consisting of a $650.0 million term loan facility and a $200.0 million revolving credit facility (the "New Credit Facility");

  •
  the termination of AMC Entertainment's March 25, 2004 senior secured credit facility, under which no amounts were outstanding;

  •
  the repayment of all outstanding amounts under Loews' existing senior secured credit facility and the termination of all commitments thereunder (the "Loews Facility"); and

  •
  the completion of a tender offer and consent solicitation for all $315.0 million aggregate principal amount of Loews' outstanding 9.0% senior subordinated notes due 2014.

        The proceeds of the financing transactions were used to repay amounts outstanding under the Loews Facility, to fund the tender offer, to pay related fees and expenses, and to pay fees and expenses related to the Mergers.

        In connection with the Mergers, we acquired Loews on January 26, 2006, which significantly increased our size. In the Mergers, we acquired 112 theatres with 1,308 screens in the United States (including in our U.S. and Canada operating segment) and 40 theatres with 443 screens in Mexico (included in our International operating segment) that are included in our consolidated results of operations from January 26, 2006. Accordingly, results of operations for the fifty-two weeks ended March 30, 2006, which include nine weeks of operations of the businesses we acquired, are not comparable to our results for the fifty-two weeks ended March 31, 2005 and the results of operations for the twenty-six weeks ended September 28, 2006, which include twenty-six weeks of operations of the business we acquired, are not comparable to our results for the twenty-six weeks ended September 29, 2005. For additional information about the Mergers, see "Prospectus Summary—The Merger Transactions."

        On June 30, 2005, we sold one of our wholly-owned subsidiaries Japan AMC Theatres Inc., including four of our five theatres in Japan. We sold our remaining Japan theatre on September 1, 2005. The operations and cash flows of the Japan theatres have been eliminated from our ongoing operations as a result of the disposal transactions. We do not have any significant continuing involvement in the operations of the Japan theatres. The results of operations of the Japan theatres have been classified as discontinued operations, and information presented for all periods reflects the new classification. The operations of the Japan theatres were previously reported in our International theatrical exhibition operating segment.

        We disposed of our only theatre in Hong Kong on January 5, 2006 and entered into a license agreement with the purchaser for continued use of our trademark. These operations did not meet the criteria for reporting as discontinued operations.

        In May 2006, AMCEI and its subsidiary AMC Entertainment International Limited sold its interests in AMC Entertainment España S.A., which owned and operated 4 theatres with 86 screens in Spain, and Actividades Multi-Cinemas E Espectáculos, LDA, which owned and operated 1 theatre with 20 screens in Portugal. These operations did not meet the criteria for reporting as discontinued operations.

        During the twenty-six weeks ended September 28, 2006, we sold four theatres in Spain with 86 screens, sold one theatre in Portugal with 20 screens, disposed of eight theatres with 100 screens in the U.S. as required by and in connection with the approval of the Mergers discussed below, closed seven theatres with 54 screens in the U.S., closed one managed theatre with six screens in the U.S., opened two new theaters with 33 screens in the U.S., acquired two theatres with 32 screens in the U.S., added six screens to an existing theatre in the U.S., opened one new theatre with nine screens in Mexico, and disposed of one theatre in Argentina with eight screens resulting in a circuit total of 411 theatres and 5,635 screens.

        For financial reporting purposes we have three segments, (1) U.S. and Canada theatrical exhibition (formerly, North American theatrical exhibition), (2) International theatrical exhibition and (3) Other, with the most significant activity in "Other" related to on-screen advertising.

        Our U.S. and Canada and International theatrical exhibition revenues are generated primarily from box office admissions and theatre concession sales. The balance of our revenues are generated from ancillary sources, including on-screen advertising, rental of theatre auditoriums, fees and other revenues generated from the sale of gift certificates and theatre tickets and arcade games located in theatre lobbies.

        Box office admissions are our largest source of revenue. We predominantly license "first-run" motion pictures from distributors owned by major film production companies and from independent distributors. We license films on a film-by-film and theatre-by-theatre basis. Film exhibition costs are accrued based on the applicable admissions revenues and estimates of the final settlement pursuant to our film licenses. Licenses that we enter into typically state that rental fees are based on either aggregate terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under an aggregate terms formula, we pay the distributor a specified percentage of box office receipts. The settlement process allows for negotiation based upon how a film actually performs.

        Concessions sales are our second largest source of revenue after box office admissions. Concessions items include popcorn, soft drinks, candy, hot dogs and other products. We negotiate prices for our concessions products and supplies directly with concessions vendors on a national or regional basis to obtain high volume discounts or bulk rates and marketing incentives.

        Our revenues are dependent upon the timing and popularity of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business can be seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons. Our results of operations may vary significantly from quarter to quarter.

        During fiscal 2006, films licensed from our ten largest distributors based on revenues accounted for approximately 88% of our U.S. and Canada admissions revenues. Our revenues attributable to individual distributors may vary significantly from year to year depending upon the commercial success of each distributor's motion pictures in any given year.

        During the period from 1990 to 2005, the annual number of first-run motion pictures released by distributors in the United States ranged from a low of 370 in 1995 to a high of 535 in 2005, according to Motion Picture Association 2005 MPA Market Statistics.

        We continually upgrade the quality of our theatre circuit by adding new screens through new builds (including expansions) and acquisitions and by disposing of older screens through closures and sales. We believe our introduction of the megaplex concept in 1995 has led to the current industry replacement cycle, which has accelerated the obsolescence of older, smaller theatres by setting new standards for moviegoers. From 1995 through March 30, 2006, AMC Entertainment and Loews added 191 theatres with 3,475 new screens, acquired 431 theatres with 3,007 screens and disposed of 666 theatres with 4,018 screens. As of September 28, 2006, approximately 71% of our screens in the U.S. and Canada were located in megaplex theatres.

Critical Accounting Estimates

        The accounting estimates identified below are critical to our business operations and the understanding of our results of operations. The impact of, and any associated risks related to, these estimates on our business operations are discussed throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations where such estimates affect our reported and expected financial results. For a detailed discussion on the application of these estimates and other accounting policies, see the notes to Holdings' consolidated financial statements included elsewhere in this prospectus. The methods and judgments we use in applying our accounting estimates have a significant impact on the results we report in our financial statements. Some of our accounting estimates require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include the assessment of recoverability of long-lived assets, including intangibles, which impacts impairment of long-lived assets when we impair assets or accelerate their depreciation; recoverability of goodwill, which creates the potential for write-offs of goodwill; recognition and measurement of current and deferred income tax assets and liabilities, which impacts our tax provision; recognition and measurement of our remaining lease obligations to landlords on our closed theatres and other vacant space, which impacts theatre and other closure expense; estimation of self-insurance reserves which impacts theatre operating and general and administrative expenses; recognition and measurement of net periodic benefit costs for our pension and other defined benefit programs, which impacts general and administrative expense; estimation of film settlement terms and measurement of film rental fees which impacts film exhibition costs and estimation of the fair value of assets acquired, liabilities assumed and consideration paid for acquisitions, which impacts the measurement of assets acquired (including goodwill) and liabilities assumed in a business combination. Below, we discuss these areas further, as well as the estimates and judgments involved.

        Impairments.    We review long-lived assets, including intangibles and investments in unconsolidated subsidiaries accounted for under the equity method, for impairment as part of our annual budgeting process and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. We review internal management reports on a quarterly basis as well as monitor current and potential future competition in the markets where we operate for indicators of triggering events or circumstances that indicate impairment of individual theatre assets. We evaluate theatres using historical and projected data of theatre level cash flow as our primary indicator of potential impairment and consider the seasonality of our business when evaluating theatres for impairment. Because Christmas and New Years holiday results comprise a significant portion of our operating cash flow, the actual results from this period, which are available during the fourth quarter of each fiscal year, are an integral part of our impairment analysis. As a result of these analyses, if the sum of the estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the asset, an impairment loss is recognized in the amount by which the carrying value of the asset exceeds its estimated fair value. Assets are evaluated for impairment on an individual theatre basis, which we believe is the lowest level for which there are identifiable cash flows. The impairment evaluation is based on the estimated cash flows from continuing use until the expected disposal date or the fair value of furniture, fixtures and equipment. The expected disposal date does not exceed the remaining lease period and is often less than the remaining lease period when we do not expect to operate the theatre to the end of its lease term. The fair value of assets is determined as either the expected selling price less selling costs (where appropriate) or the present value of the estimated future cash flows. The fair value of furniture, fixtures and equipment has been determined using similar asset sales and in some instances the assistance of third party valuation studies. The discount rate used in determining the present value of the estimated future cash flows was 20% and was based on management's expected return on assets during fiscal 2006, 2005 and 2004. There is considerable management judgment necessary to determine the future cash flows, fair value and the expected operating period of a theatre, and, accordingly, actual results could vary significantly from such estimates. We have recorded impairments of long-lived assets of $12.0 million, $0 and $16.3 million during fiscal 2006, 2005 and 2004, respectively.

        Goodwill.    Our recorded goodwill was $2,018.3 million and $2,095.4 million as of March 30, 2006 and September 28, 2006, respectively. We evaluate goodwill for impairment annually as of the end of the fourth fiscal quarter and any time an event occurs or circumstances change that reduce the fair value for a reporting unit below its carrying amount. Goodwill is recorded in our U.S. and Canada theatrical exhibition operating segment, in Cinemex and in our Spain and Portugal theatres, which are also our reporting units for purposes of evaluating our recorded goodwill for impairment. If the carrying value of the reporting unit exceeds its fair value we are required to reallocate the fair value of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. We determine fair value by using an enterprise valuation methodology determined by applying multiples to cash flow estimates less net indebtedness which we believe is an appropriate method to determine fair value. There is considerable management judgment with respect to cash flow estimates and appropriate multiples to be used in determining fair value.

        Income taxes.    In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense as well as operating loss and tax credit carryforwards. We must assess the likelihood that we will be able to recover our deferred tax assets in each domestic and foreign tax jurisdiction in which we operate. If recovery is not more likely than not, we must record a valuation allowance for the deferred tax assets that we estimate are more likely than not unrealizable. Valuation allowances recorded against our net deferred tax assets in U.S. tax jurisdictions during fiscal 2006 increased our provision for income taxes by approximately $116 million. As of September 28, 2006, we had recorded approximately $25.3 million of net deferred tax assets (net of valuation allowances of $441 million) related to the estimated future tax benefits of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. The recoverability of these deferred income tax assets is dependent upon our ability to generate future taxable income in the relevant taxing jurisdictions. Projections of future taxable income require considerable management judgment about future attendance levels, revenues and expenses.

        Theatre and Other Closure Expense.    Theatre and other closure expense is primarily related to payments made or expected to be made to landlords to terminate leases on certain of our closed theatres, other vacant space and theatres where development has been discontinued. Theatre and other closure expense is recognized at the time the theatre closes, space becomes vacant or development is discontinued. Expected payments to landlords are based on actual or discounted contractual amounts. We estimate theatre closure expense based on contractual lease terms and our estimates of taxes and utilities. The discount rate we use to estimate theatre and other closure expense is based on estimates of our borrowing costs at the time of closing. Prior to the merger with Marquee our discount rates ranged from 6.6% to 21.0%. As a result of the merger with Marquee, we have remeasured our liability for theatre closure at a rate of 7.55%, our estimated borrowing cost on the date of this merger. We have recorded theatre and other closure expense of $7.7 million and $1.0 million during the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively. We have recorded theatre and other closure expense of $0.6 million and $1.3 million during the Successor periods ended March 30, 2006 and March 31, 2005 and $10.7 million and $4.1 million during the Predecessor periods ended December 23, 2004 and April 1, 2004, respectively. Accretion expense for Predecessor exit activities initiated after December 31, 2002, and all accretion expense for Successor exit activities is included as a component of theatre and other closure expense.

        Casualty Insurance.    We are self-insured for general liability up to $500,000 per occurrence and carry a $400,000 deductible limit per occurrence for workers compensation claims. We utilize actuarial projections of our estimated ultimate losses that we will be responsible for paying and as a result there is considerable judgment necessary to determine our casualty insurance reserves. The actuarial method that we use includes an allowance for adverse developments on known claims and an allowance for claims which have been incurred but which have not been reported. As of September 28, 2006 and March 30, 2006, we had recorded casualty insurance reserves of $24.6 million and $26.4 million, respectively. We have recorded expense related to general liability and workers compensation claims of $10.9 million and $2.1 million during the Successor periods ended March 30, 2006 and March 31, 2005, respectively, and $8.3 million and $10.6 million during the Predecessor periods ended December 23, 2004 and April 1, 2004, respectively.

        Pension and Postretirement Assumptions.    Pension and postretirement benefit obligations and the related effects on operations are calculated using actuarial models. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, expected increases in compensation, mortality and turnover. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

        The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate, as it is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension and postretirement expense. For our principal pension plans, a 50 basis point decrease in the discount rate would increase pension expense by approximately $630,000. For our postretirement plans, a 50 basis point decrease in the discount rate would increase postretirement expense by approximately $41,000. We maintained our discount rate at 5 3/4% for the AMC Entertainment plans and 5 1/2% for the Loews plans for fiscal 2007. We have recorded expenses for our pension and postretirement plans of $3.2 million and $2.0 million during the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively. We have recorded expenses for our pension and postretirement plans of $4.7 million and $1.8 million during the Successor periods ended March 30, 2006 and March 31, 2005, respectively, and $5.3 million and $6.0 million during the Predecessor periods ended December 23, 2004 and April 1, 2004, respectively. We expect that our total pension and postretirement expense will increase by approximately $2.5 million from fiscal 2006 to fiscal 2007, $0.9 million of which results from the acquisition of the LCE plan. Our unrecognized net actuarial gain for pension and postretirement plans was $5.5 million as of March 30, 2006. In connection with a recent reorganization, there was a reduction in certain pension and postretirement plan participants, which resulted in curtailment gains in fiscal 2006 for accounting purposes of $2.3 million.

        To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets obtained from our investment portfolio manager. A 50 basis point decrease in the expected return on assets of our qualified defined benefit pension plan would increase pension expense on our principal plans by approximately $223,000 per year. Note 11 to Holdings' consolidated financial statements included elsewhere in this prospectus includes disclosures of our pension plan and postretirement plan assumptions and information about our pension plan assets.

        Film Exhibition Costs.    We predominantly license "first-run" motion pictures on a film-by-film and theatre-by-theatre basis from distributors owned by major film production companies and from independent distributors. We obtain these licenses based on several factors, including number of seats and screens available for a particular picture, revenue potential and the location and condition of our theatres. We pay rental fees on a negotiated basis.

        Licenses that we enter into typically state that rental fees are based on either aggregate terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under an aggregate terms formula, we pay the distributor a specified percentage of box office receipts. The settlement process allows for negotiation based upon how a film actually performs.

        We accrue film exhibition costs based on the applicable box office receipts and estimates of the final settlement pursuant to the film licenses entered into with our distributors. Generally, less than one third of our quarterly film exhibition cost is estimated at period-end. The length of time until these costs are known with certainty depends on the ultimate duration of the film play, but is typically "settled" within two to three months of a particular film's opening release. Upon settlement with our film distributors, film cost expense and the related film cost payable are adjusted to the final film settlement. Such adjustments have been historically insignificant. However, actual film costs and film costs payable could differ materially from those estimates. For fiscal years 2006, 2005 and 2004 there were no significant changes in our film cost estimation and settlement procedures.

        As of September 28, 2006, March 30, 2006 and March 31, 2005, we had recorded film payables of $41.8 million, $66 million and $53 million, respectively. We have recorded film exhibition costs of $611 million and $157 million during the Successor periods ended March 30, 2006 and March 31, 2005 and $465 million and $622 million during the Predecessor periods ended December 23, 2004 and April 1, 2004, respectively.

        Acquisitions.    We account for our acquisitions of theatrical exhibition businesses using the purchase method. The purchase method requires that we estimate the fair value of the individual assets and liabilities acquired as well as various forms of consideration given including cash, common stock, senior subordinated notes and bankruptcy related claims. We have obtained independent third party valuation studies for certain of the assets and liabilities acquired to assist us in determining fair value. The estimation of the fair value of the assets and liabilities acquired including deferred tax assets and liabilities related to such amounts and consideration given involves a number of judgments and estimates that could differ materially from the actual amounts.

        We completed the Mergers on January 26, 2006. The acquisition was treated as a purchase in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations for an estimated purchase price of $537,171,000. Consideration was provided through a stock issuance by Holdings. The consolidated financials include only the results of Loews operations from the date of the Mergers.

        We completed the merger with Marquee on December 23, 2004. The merger was treated as a purchase with Marquee being the "accounting acquirer" in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. As a result, the Successor applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree and Predecessor, AMC Entertainment, as of December 23, 2004, the merger date. The consolidated financial statements presented herein are those of the accounting acquirer from its inception on July 16, 2004 through March 30, 2006, and those of its Predecessor, AMC Entertainment, for all periods presented through the merger date.

        We also consummated acquisitions in fiscal 2004 as discussed in Note 2 to Holdings' consolidated financial statements included elsewhere in this prospectus. During fiscal 2004 we acquired the assets of Megastar for a cash purchase price of $15 million.

Operating Results

        As a result of the December 23, 2004 merger with Marquee described above, our Predecessor does not have financial results for the fourteen week period ended March 31, 2005. In order to present Management's Discussion and Analysis in a way that offers investors a meaningful period to period comparison, we have combined the prior year Predecessor theatrical exhibition and Other operation information (38 weeks) with prior year Successor operating information (14 weeks), on an unaudited combined basis. The combined data consist of Predecessor information for the 38 weeks ended December 23, 2004 and Successor information for the 14 weeks ended March 31, 2005. The combined information for the 52 week period ended March 31, 2005 is not consistent with GAAP, does not purport to represent what our consolidated results of operations would have been if the Successor had actually began theatrical exhibition operations on April 1, 2004, nor have we made any attempt to either include or exclude expenses or income that would have resulted had the Mergers or merger with Marquee actually occurred on April 1, 2004.

        Set forth in the table below is the summary of revenues, costs and expenses attributable to our U.S. and Canada and International theatrical exhibition operations and Other businesses. Reference is made to Note 16 to the Notes to Holdings' Consolidated Financial Statements for additional information about our operations by operating segment.

        Fiscal years 2006, 2005 and 2004 include 52 weeks.

	26 Weeks Ended September 28, 2006	26 Weeks Ended September 28, 2005	52 Weeks Ended March 30, 2006	14 Weeks Ended March 31, 2005	38 Weeks Ended December 23, 2004	Combined 52 Weeks Ended March 31, 2005	52 Weeks Ended April 1, 2004
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Revenues
U.S. and Canada theatrical exhibition
Admissions	$807,429	$524,640	$1,110,464	$292,514	$836,254	$1,128,768	$1,125,922
Concessions	325,749	209,715	443,580	115,997	326,086	442,083	434,024
Other theatre	49,811	35,995	76,485	14,052	43,306	57,358	49,241

	1,182,989	770,350	1,630,529	422,563	1,205,646	1,628,209	1,609,187

International theatrical exhibition
Admissions	54,676	22,180	58,762	14,428	35,945	50,373	45,258
Concessions	33,332	7,297	23,099	4,569	11,517	16,086	13,220
Other theatre	11,708	1,339	5,153	873	2,049	2,922	2,320

	99,716	30,816	87,014	19,870	49,511	69,381	60,798
Other	36	10,553	12,907	10,467	38,811	49,278	52,454

Total revenues	$1,282,741	$811,719	$1,730,450	$452,900	$1,293,968	$1,746,868	$1,722,439

Costs and Expenses
U.S. and Canada theatrical exhibition
Film exhibition costs	$425,027	$284,588	$583,626	$150,557	$447,412	$597,969	$599,746
Concession costs	35,054	22,438	47,922	12,575	37,161	49,736	46,191
Theatre operating expense	294,300	193,399	421,665	103,578	286,706	390,284	389,665
Rent	210,564	146,020	317,181	77,804	214,927	292,731	277,584
Pre-opening expense	2,190	736	5,768	39	1,292	1,331	2,921
Theatre and other closure expense	7,690	931	1,313	988	10,758	11,746	3,570

	974,825	648,112	1,377,475	345,541	998,256	1,343,797	1,319,677

International theatrical exhibition
Film exhibition costs	24,045	10,674	26,974	6,782	17,674	24,456	22,102
Concession costs	7,993	1,330	4,662	773	2,564	3,337	3,021
Theatre operating expense	24,383	9,762	25,551	5,031	15,133	20,164	17,678
Rent	14,918	10,672	24,120	6,100	17,281	23,381	21,361
Pre-opening expense	939	—	839	—	—	—	937
Theatre and other closure expense	20	49	(712)	—	—	—	—

	72,298	32,487	81,434	18,686	52,652	71,338	65,099

Other	946	11,182	14,969	10,461	31,440	41,901	46,847
Theatre and other closure expense (included in Other)	—	—	—	279	—	279	498
General and administrative expense:
Merger and Acquisition Costs	5,826	2,645	12,523	22,286	42,732	65,018	5,508
Management Fee	2,500	1,000	2,000	500	—	500	—
Other	29,680	18,199	38,308	14,731	33,908	48,639	56,500
Restructuring Charge	—	3,908	3,980	4,926	—	4,926	—
Depreciation and amortization	129,075	75,467	168,821	45,263	90,259	135,522	120,867
Impairment of long-lived assets	—	—	11,974	—	—	—	16,272
Disposition of assets and other gains	(8,500)	(770)	(997)	(302)	(2,715)	(3,017)	(2,590)

Total costs and expenses	$1,206,650	$792,230	$1,710,487	$462,371	$1,246,532	$1,708,903	$1,628,678

Twenty-six weeks Ended September 28, 2006 and September 29, 2005

        Revenues.    Total revenues increased 58.0%, or $471,022,000, during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005. This increase included approximately $385,142,000 of additional admission and concessions revenues resulting from the Mergers.

        U.S. and Canada theatrical exhibition revenues increased 53.6%, or $412,639,000, during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005. Admissions revenues increased 53.9%, or $282,789,000, during the twenty-six weeks ended

September 28, 2006 compared to the twenty-six weeks ended September 29, 2005, due to a 45.8% increase in total attendance, including the increased attendance and admissions revenues of $224,695,000 due to the Mergers, and a 5.6% increase in average ticket prices. Admissions revenues at comparable theatres (theatres opened on or before the first quarter of fiscal 2006) increased 6.2% during the twenty-six weeks ended September 28, 2006 over the comparable period last year, primarily due to a 2.8% increase in attendance at comparable theatres. The increase in average ticket price was primarily due to our practice of periodically reviewing ticket prices and the discounts we offer and making selective adjustments based upon such factors as general inflationary trends and conditions in local markets. Based upon available industry sources, box office revenues of our comparable theatres (including comparable theatres acquired in the Mergers) performed in line with overall performance of industry comparable theatres in the markets where we operate. Concessions revenues increased 55.3%, or $116,034,000, during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005 due to the increase in attendance and a 6.5% increase in average concessions per patron related primarily to price increases. Concession revenues increased by $85,470,000 due to the Mergers. Other theatre revenues increased 38.4%, or $13,816,000, during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005. Included in other theatre revenues are our share of on-screen advertising revenues generated by NCN and NCM. The increase in other theatre revenues was primarily due to increases in on-screen advertising revenues as a result of the Mergers.

        International theatrical exhibition revenues increased $68,900,000 during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005. Admissions revenues increased by $45,190,000 due to the theatres acquired in Mexico in the Mergers, partially offset by a decline in admissions revenues of $13,741,000 due to the theatres we sold in Spain and Portugal. Overall, admissions revenues increased $32,496,000 during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005 due to an increase of 359.5% in total attendance, partially offset by a 46.3% decrease in average ticket price due primarily to the lower average ticket prices from the theatres acquired in Mexico. Concessions revenues increased $29,787,000 due to the theatres acquired in Mexico in the Mergers, partially offset by a decline in concessions revenues of $4,263,000 due to the theatres we sold in Spain and Portugal. Overall, concession revenues increased $26,035,000 during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005 due to the increase in attendance, partially offset by a 0.6% decrease in concessions per patron. International revenues were positively impacted by a weaker U.S. dollar, although this did not contribute materially to consolidated loss from continuing operations.

        Revenues from Other decreased 99.7%, or $10,517,000, during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005 due to the contribution of NCN's net assets to NCM on March 29, 2005 and the related run-off of customer contracts. The revenues of NCN during fiscal 2006 and 2007 are comprised of customer contracts entered into prior to March 29, 2005. Our share of advertising revenues generated by NCM are included in U.S. and Canada Other theatre revenues.

        Costs and expenses.    Total costs and expenses increased 52.3%, or $414,420,000, during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005. The effect of the Mergers was an increase in total costs and expenses of approximately $345,893,000.

        U.S. and Canada theatrical exhibition costs and expenses increased 50.4%, or $326,713,000, during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005. Film exhibition costs increased 49.3%, or $140,439,000, during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005 due to the increase in admissions revenues, offset by a decrease in the percentage of admissions paid to film distributors. As a percentage of admissions revenues, film exhibition costs were 52.6% in the current period as compared with 54.2% in the prior period due to more favorable film rental terms primarily from theatres acquired in the Mergers. Concession costs increased 56.2%, or $12,616,000, during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005 due to the increase in concessions revenues and an increase in concession costs as a percentage of concessions revenues. As a percentage of concessions revenues, concession costs were 10.8% in the current period compared with 10.7% in the prior period. As a percentage of revenues, theatre operating expense was 24.9% in the current period as compared to 25.1% in the prior period. Rent expense increased 44.2%, or $64,544,000, during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005 primarily due to the Mergers, which increased rent expense by $50,409,000. During the twenty-six weeks ended September 28, 2006, we recognized $7,690,000 of theatre and other closure expense due primarily to the closure of three theatres with 22 screens and to accretion of the closure liability related to theatres closed during prior periods. During the twenty-six weeks ended September 29, 2005, we recognized $931,000 of theatre and other closure expense related primarily to accretion of the closure liability related to theatres closed during prior periods.

        International theatrical exhibition costs and expenses increased $39,811,000 during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005. Film exhibition costs increased $13,371,000 during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005 due to the increase in admissions revenues, partially offset by a decrease in the percentage of admissions paid to film distributors. As a percentage of admissions revenues, film exhibition costs were 44.0% in the current period as compared with 48.1% in the prior period due to the effect of more favorable film rental terms in Mexico. Concession costs increased $6,663,000 during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005 due to the increase in concession revenues and an increase in concession costs as a percentage of revenue from 18.2% in the prior period to 24.0% in the current period. This increase in concession costs as a percentage of revenues was due to the effect of higher concession costs as of percentage of concession revenues in Mexico caused by a higher number of concession products offered for sale with lower margins. As a percentage of revenues, theatre operating expense was 24.5% in the current period compared to 31.7% in the prior period. Theatre operating expense as a percentage of revenues in Mexico were 22.8% in the current period. Rent expense increased 39.8%, or $4,246,000 during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005, primarily as a result of the Mergers. We continually monitor the performance of our international theatres, and factors such as changing consumer preferences for filmed entertainment in international markets and our ability to sublease vacant retail space could negatively impact operating results and result in future closures, sales, dispositions and theatre closure charges prior to expiration of underlying lease agreements. International theatrical exhibition costs and expenses were negatively impacted by a weaker U.S. dollar, although this did not contribute materially to consolidated loss from continuing operations.

        Costs and expenses from Other decreased 91.5%, or $10,236,000, during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005 due to the contribution of net assets by NCN to NCM and run-off of customer contracts.

  General and Administrative Expense:

        Merger and acquisition costs.    Mergers and acquisition costs increased $3,081,000 from $2,645,000 to $5,826,000 during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005. Current year costs are primarily comprised of professional and consulting, repairs and maintenance to update certain of the Loews theaters and salaries costs related to the Mergers and other potential divestiture activities.

        Management fees.    Management fees increased $1,500,000 during the twenty-six weeks ended September 28, 2006. For fiscal 2007, management fees of $1,250,000 will be paid quarterly, in advance, to our Sponsors in exchange for consulting and other services.

        Other.    Other general and administrative expense increased 63.1%, or $11,481,000, during the twenty-six weeks ended September 28, 2006 compared to the twenty-six weeks ended September 29, 2005. We incurred expense at Cinemex of $5,118,000, incentive-based compensation increased $2,283,000 due to improvements in operating results and we experienced increases in other salaries of $1,151,000 primarily related to the Merger.

        Restructuring Charges.    Restructuring charges were $0 during the twenty-six weeks ended September 28, 2006 as compared to $3,908,000 during the twenty-six weeks ended September 29, 2005. The prior period expenses are primarily related to one-time termination benefits and other costs related to the displacement of approximately 200 associates related to an organizational restructuring, which was completed to create a simplified organizational structure and contribution of assets by NCN to NCM.

        Depreciation and Amortization.    Depreciation and amortization increased 71.0%, or $53,608,000, compared to the prior period, due primarily to increased asset values associated with fair value adjustments recorded as a result of the Mergers. See Note 2—Acquisitions for discussion of the cumulative adjustment recorded during the thirteen weeks ended September 28, 2006.

        Disposition of Assets and Other Gains.    Disposition of assets and other gains were $8,500,000 in the current period compared to $770,000 in the prior period. The current and prior periods include $7,880,000 and $675,000, respectively, of settlements received related to fireproofing claims at various theatres (see Note 13—Commitments and Contingencies to Consolidated Financial Statements). The current period includes a gain on disposition of the Spain and Portugal theatres and the U.S. dispositions of theatres as required by and in connection with the Mergers of $620,000.

        Other Income.    Other income includes $7,434,000 and $6,047,000 of income related to the derecognition of stored value card liabilities where we believe future redemption to be remote, during the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively. Other income includes $1,120,000 of expense and $1,172,000 of income related to the remeasurement of liability-classified shares of common stock during the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively.

        Interest Expense.    Interest expense increased 81.3%, or $51,826,000, primarily due to increased borrowings.

        On January 26, 2006, AMCE issued $325,000,000 of the Notes due 2016 and entered into the New Credit Facility for $850,000,000, of which $646,750,000 is currently outstanding as a variable rate term note. We also incurred interest expense related to debt held by Cinemex of $6,311,000 during fiscal 2007.

        Investment Income.    Investment income was $3,609,000 for the twenty-six weeks ended September 28, 2006 compared to income of $480,000 for the twenty-six weeks ended September 29, 2005. Interest income increased $5,329,000 from the prior period due primarily to larger amounts of cash and equivalents available for investment. Equity in losses of non-consolidated entities were $2,455,000 in the current period compared to losses of $659,000 in the prior period. Current year equity in losses related to our investments in NCM and Yelmo Cineplex, S.L. were $2,532,000 and $311,000, respectively.

        Income Tax Provision (Benefit).    The provision for income taxes from continuing operations was $2,200,000 for the twenty-six weeks ended September 28, 2006 compared to a benefit of $14,200,000 for the twenty-six weeks ended September 29, 2005. See Note 9—Income Taxes to the Consolidated Financial Statements.

        Loss From Discontinued Operations, Net.    On June 30, 2005 we sold Japan AMC Theatres, Inc., including four theatres in Japan with 63 screens. The results of operations of these theatres are classified as discontinued operations. Additionally, on September 1, 2005 we sold the remaining Japan theatre with 16 screens and classified its operations as discontinued operations. The information presented for all fiscal 2006 reflects the new classification. See Note 3-Discontinued Operations to the Consolidated Financial Statements for the components of the loss from discontinued operations.

        Net Loss.    Net loss was $31,724,000 and $44,418,000 for the twenty-six weeks ended September 28, 2006 and the twenty-six weeks ended September 29, 2005, respectively.

For the Year Ended March 30, 2006 and Combined Year Ended March 31, 2005

        Revenues.    Total revenues decreased 0.9%, or $16,418,000, during the year ended March 30, 2006 compared to the combined year ended March 31, 2005. This decrease was mitigated by approximately $118,840,000 of additional admission and concessions revenues resulting from the Mergers.

        U.S. and Canada theatrical exhibition revenues increased 0.1%, or $2,320,000 during the year ended March 30, 2006 compared to the combined year ended March 31, 2005. Admissions revenues decreased 1.6% or $18,304,000 during the year ended March 30, 2006 compared to the combined year ended March 31, 2005, due to a 5.4% decrease in total attendance, partially offset by a 4.0% increase in average ticket prices and the increased attendance and admissions revenues ($70,846,000) due to the Mergers. Attendance at comparable theatres (theatres opened on or before April 2, 2004 and operated throughout the last two fiscal years) was down 11.8%. Industry-wide box office declined 4%, with attendance estimated to be down nearly 7% in the aggregate (down 10.0% for comparable screens), offset by average ticket price increases estimated to be up 3%. The year over year performance of our U.S. and Canada comparable screens versus industry-wide comparable screens was impacted primarily by competition from new build openings. The increase in average ticket price was primarily due to our practice of periodically reviewing ticket prices and the discounts we offer and making selective adjustments based upon such factors as general inflationary trends and conditions in local markets. Concessions revenues increased 0.3%, or $1,497,000, during the year ended March 30, 2006 compared to the combined year ended March 31, 2005 due to a 6.0% increase in average concessions per patron related to price increases and an increase in units sold per patron, partially offset by the decrease in attendance. Concession revenues increased by $27,276,000 due to the Mergers. Other theatre revenues increased 33.3% during the year ended March 30, 2006 compared to the combined year ended March 31, 2005. Included in other theatre revenues are our share of on-screen advertising revenues generated by NCN and NCM. The increase in other theatre revenues was primarily due to increases in on-screen advertising revenues.

        International theatrical exhibition revenues increased 25.4%, or $17,633,000, during the year ended March 30, 2006 compared to the combined year ended March 31, 2005. Admissions revenues increased 16.7%, or $8,389,000, during the year ended March 30, 2006 compared to the combined year ended March 31, 2005 due to a 39.1% increase in total attendance and a 6.3% decrease in attendance at comparable theatres, partially offset by a 16.2% decrease in average ticket price caused by the lower average ticket prices from the theatres acquired in Mexico. The decline in attendance at comparable theatres was offset by the increased attendance from the Mergers. Admissions revenues increased by $12,791,000 due to the Mergers. Concession revenues increased 43.6%, or $7,013,000, during the year ended March 30, 2006 compared to the combined year ended March 31, 2005 due to the increase in attendance and a 3.2% increase in concessions per patron. Concession revenues increased by $7,942,000 due to the Mergers. International revenues were negatively impacted by a stronger U.S. dollar, although this did not contribute materially to consolidated loss from continuing operations.

        Revenues from Other decreased 73.8% during the year ended March 30, 2006 compared to the combined year ended March 31, 2005 due to the contribution of NCN's net assets to NCM on March 29, 2005. The revenues of NCN during fiscal 2006 are related to run-off of customer contracts entered into prior to March 29, 2005. Our share of advertising revenues generated by NCM are included in U.S. and Canada other theatre revenues.

        Costs and expenses.    Total costs and expenses increased 0.1%, or $1,584,000, during the year ended March 30, 2006 compared to the combined year ended March 31, 2005. The effect of the Mergers was an increase in total costs and expenses of approximately $110,401,000.

        U.S. and Canada theatrical exhibition costs and expenses increased 2.5% during the year ended March 30, 2006 compared to the combined year ended March 31, 2005. Film exhibition costs decreased 2.4% during the year ended March 30, 2006 compared to the combined year ended March 31, 2005 due to the decrease in admissions revenues, offset by a decrease in the percentage of admissions paid to film distributors. As a percentage of admissions revenues, film exhibition costs were 52.6% in the current period as compared with 53.0% in the combined prior period due to more favorable film rental terms primarily from the Mergers. Concession costs decreased 3.6% during the year ended March 30, 2006 compared to the combined year ended March 31, 2005 due to the decrease in concessions costs as a percentage of concession revenues, partially offset by the increase in concessions revenues. As a percentage of concessions revenues concession costs were 10.8% in the current period compared with 11.3% in the combined prior period. As a percentage of revenues, theatre operating expense was 25.9% in the current period as compared to 24.0% in the combined prior period. Rent expense increased 8.4% during the year ended March 30, 2006 compared to the combined year ended March 31, 2005 primarily due to the Mergers which increased rent expense by $18,415,000. During the year ended March 30, 2006, we recognized $601,000 of theatre and other closure expense due primarily to accretion of the closure liability related to theatres closed during prior periods. During the combined year ended March 31, 2005, we recognized $11,746,000 of theatre and other closure expense related primarily to the closure of three theatres with 22 screens.

        International theatrical exhibition costs and expenses increased 14.2% during the year ended March 30, 2006 compared to the combined year ended March 31, 2005. Film exhibition costs increased 10.3% during the year ended March 30, 2006 compared to the combined year ended March 31, 2005 due to the increase in admissions revenues, partially offset by a decrease in the percentage of admissions paid to film distributors. As a percentage of admissions revenues, film exhibition costs were 45.9% in the current period as compared with 48.6% in the combined prior period due to the effect of more favorable film rental terms in Mexico as a result of the Mergers. Concession costs increased 39.7% during the year ended March 30, 2006 compared to the combined year ended March 31, 2005 due to the increase in concession revenues, partially offset by a decrease in concession costs as a percentage of revenue from 20.8% in the combined prior period to 20.2% in the current period as a percentage of revenues, theatre operating expense was 29.4% in the current period compared to 29.1% in the combined prior period. Rent expense increased 3.2% during the year ended March 30, 2006 compared to the combined year ended March 31, 2005 primarily as a result of the Mergers. We continually monitor the performance of our international theatres, and factors such as our ability to obtain film product, changing consumer preferences for filmed entertainment in international markets and our ability to sublease vacant retail space which could negatively impact operating results and result in future closures, sales, dispositions and theatre closure charges prior to expiration of underlying lease agreements. International theatrical exhibition costs and expenses were positively impacted by a stronger U.S. dollar, although this did not contribute materially to consolidated loss from continuing operations.

        Costs and expenses from Other decreased 64.3% during the year ended March 30, 2006 compared to the combined year ended March 31, 2005 due to the contribution of net assets by NCN to NCM.

  General and Administrative:

        Merger and acquisition costs.    Merger and acquisition costs decreased $52,495,000 from $65,018,000 to $12,523,000 during the year ended March 30, 2006 compared to the combined year ended March 31, 2005. The prior year costs were higher primarily due to the costs associated with our merger with Marquee consummated during the third quarter of fiscal 2005. Current year costs are primarily comprised of costs related to the Mergers and other potential acquisition and divestiture activities.

        Management fees.    Management fees increased $1,500,000 during the current period. For fiscal 2007, management fees of $1,250,000 will be paid quarterly, in advance, to our Sponsors in exchange for consulting and other services.

        Other.    Other general and administrative expense decreased 21.2%, or $10,331,000, during the year ended March 30, 2006 compared to the combined year ended March 31, 2005 primarily due to a $4,648,000 decrease in incentive-based compensation, due to our decline in operating results and a $6,102,000 decrease in salaries and benefits as a result of our organizational restructuring activities.

        Restructuring Charge.    Restructuring charges were $3,980,000 during the year ended March 30, 2006 as compared to $4,926,000 during the combined year ended March 31, 2005. These expenses are primarily related to one-time termination benefits and other costs related to the displacement of approximately 200 associates related to an organizational restructuring, which was completed to create a simplified organizational structure and contribution of assets by NCN to NCM. Our organizational restructuring is complete.

        Depreciation and Amortization.    Depreciation and amortization increased 24.6%, or $33,299,000, compared to the combined prior period, due primarily to increased asset values associated with fair value adjustments recorded as a result of the merger with Marquee and the Mergers.

        Impairment of Long-Lived Assets.    During fiscal 2006 we recognized a non-cash impairment loss of $11,974,000 on four theatres with 66 screens (in Ohio, Illinois, New York and New Jersey). The entire charge was taken against property. The estimated future cash flows of these theatres, undiscounted and without interest charges, were less than the carrying value of the theatre assets. We continually evaluate the future plans for certain of our theatres, which may include selling theatres or closing theatres and terminating the leases. No impairment loss was recorded in fiscal 2005.

        Disposition of Assets and Other Gains.    Disposition of assets and other gains were $997,000 in the current period compared to $3,017,000 in the combined prior period. The current and combined prior periods include $935,000 and $2,610,000, respectively, of settlements received related to fireproofing claims at various theatres (see Note 12—Commitments and Contingencies to Consolidated Financial Statements). The current period also includes miscellaneous disposal gains of $62,000. The combined prior period also included miscellaneous gains of $407,000.

        Other Income.    Other income includes $8,699,000 of income related to the derecognition of stored value card liabilities where we believe future redemption to be remote, insurance recoveries of $3,032,000 for property losses related to Hurricane Katrina, net of disposition losses of $346,000, $1,968,000 of business interruption insurance recoveries related to Hurricane Katrina and $1,894,000 of income related to the remeasurement of liability-classified shares of common stock, partially offset by financing costs incurred with the write off of our deferred financing charges of $3,535,000. Other income, for the prior year on a combined basis, primarily included $6,745,000 of income related to the derecognition of stored value card liabilities.

        Interest Expense.    Interest expense was $144,988,000, $54,549,000 and $74,259,000 for the Successor period ended March 30, 2006, the Successor period ended March 31, 2005 and the Predecessor period ended December 23, 2004, respectively. Interest expense for the Successor period ended March 30, 2006 compared to the combined year ended March 31, 2005 has increased by $36,126,000 after adjustment for $19,946,000 of interest expense recorded in the prior year Successor and Predecessor periods. The interest on the 8 5/8% senior fixed rate notes due 2012 (the "Fixed Notes due 2012") and the senior floating notes due 2010 (the "Floating Notes due 2010") was required to be consolidated into the Predecessor period ended December 23, 2004 as well as the Successor period ended March 31, 2005 pursuant to FIN 46R. See Note 1—The Company and Significant Accounting Policies for additional information about FIN 46R. Interest expense increased $17,593,000 compared to the combined year ended March 31, 2005 related to the Fixed Notes due 2012 and the Floating Notes due 2010. The increase in interest was also due to an increase in interest related to the 12% senior discount notes due 2014 (the "Discount Notes") due which increased by $10,068,000 compared to the combined year ended March 31, 2005.

        On January 26, 2006, AMCE issued $325,000,000 of the Notes due 2016 and entered into the New Credit Facility for $850,000,000, of which $650,000,000 is currently outstanding as a variable rate term note. Interest on these notes was $6,528,000 and $7,985,000, respectively during fiscal 2006. We also incurred interest expense related to debt held by Cinemex of $2,110,000 during fiscal 2006.

        On August 18, 2004, Marquee issued $250,000,000 of the Fixed Notes due 2012 and $205,000,000 of the Floating Notes due 2010, the interest rate of which is currently 9.00% per annum. AMCE assumed Marquee's obligations under the Fixed Notes due 2012 and the Floating Notes due 2010 in the merger with Marquee. On August 18, 2004, Holdings issued $304,000,000 aggregate principal amount at maturity of Discount Notes for gross proceeds of $169,917,760. Interest expense associated with the Discount Notes is only included in the Consolidated Statement of Operations of the Predecessor through December 23, 2004.

        Investment Loss (Income).    Investment loss was $4,393,000 for the Successor period ended March 30, 2006 compared to income of $3,351,000 and $6,476,000 for the Successor period ended March 31, 2005 and the Predecessor period ended December 23, 2004, respectively. Equity in losses of non-consolidated entities were $7,807,000 in the Successor period ended March 30, 2006 compared to income of $293,000 in the prior year. Current year equity in losses related to our investment in NCM were $5,476,000. Interest income for the Successor period ended March 30, 2006 was $3,193,000. Prior year periods interest income was higher primarily due to the escrow funds and increased cash available for investment during the period. The interest on these funds was required to be included in the Predecessor period ended December 23, 2004 pursuant to FIN 46R. See Note 1—Basis of Presentation in the Consolidated Financial Statements for additional information about FIN 46R.

        Income Tax Provision (Benefit).    The provision for income taxes from continuing operations was $72,100,000 for the Successor period ended March 30, 2006 compared to a benefit of $9,200,000 for the Successor period ended March 31, 2005 and a provision of $15,000,000 for the Predecessor period ended December 23, 2004. The provision for the Successor period ended March 30, 2006 included a charge for a full valuation allowance on all U.S. tax jurisdiction net deferred tax assets with the exception of those U.S. net deferred tax assets acquired in connection with the Mergers. The Successor period ended March 31, 2005 included $20,000,000 in costs associated with the merger with Marquee which were treated as non-deductible and the Predecessor period ended December 23, 2004 included $41,032,000 of costs associated with the merger with Marquee which were treated as non-deductible. See Note 9 to the Consolidated Financial Statements.

        Loss From Discontinued Operations, Net.    On June 30, 2005 we sold Japan AMC Theatres, Inc., including four theatres in Japan with 63 screens. The results of operations of these theatres have been classified as discontinued operations. Additionally, on September 1, 2005 we sold the remaining Japan theatre with 16 screens and have classified its operations as discontinued operations. The information presented for all periods reflects the new classification. See Note 3 to the Consolidated Financial Statements for the components of the loss from discontinued operations.

        Loss for Shares of Common Stock.    Loss for shares of common stock was $212,215,000, $44,390,000 and $140,178,000 for the Successor period ended March 30, 2006, the Successor period ended March 31, 2005 and the Predecessor period ended December 23, 2004, respectively. Preferred Stock dividends of 1,023 shares of Preferred Stock valued at $2,362,000 for the period from April 1, 2004 to April 19, 2004, cash dividends of $9,349,000 for the period from April 19, 2004 through September 30, 2004, special Preferred Stock dividends and 33,408 shares of Preferred Stock valued at $91,113,000 and accretion of $1,476,000 were recorded during the Predecessor period ended December 23, 2004. In connection with the merger with Marquee, each outstanding share of Preferred Stock converted into the right to receive $2,727.27 in cash.

Combined Year Ended March 31, 2005 and Year Ended April 1, 2004

        Revenues.    Total revenues increased 1.4%, or $24,429,000, on a combined basis, during the year ended March 31, 2005 compared to the year ended April 1, 2004.

        U.S. and Canada theatrical exhibition revenues increased 1.2%, on a combined basis, from the prior year. Admissions revenues increased 0.3%, on a combined basis, due to a 3.8% increase in average ticket price partially offset by a 3.4% decrease in attendance. The increase in average ticket prices was primarily due to our practice of periodically reviewing ticket prices and the discounts we offer and making selective adjustments based upon such factors as general inflationary trends and conditions in local markets. Attendance decreased primarily due to a 5.8% decrease in attendance at comparable theatres (theatres opened on or before April 4, 2003) related to overall popularity and mix of film product and a decrease in attendance due to theatre closures, partially offset by an increase in attendance at new theatres. We closed 6 theatres with 42 screens and opened three theatres with 44 screens since fiscal 2004. Concessions revenues increased 1.9%, on a combined basis, due to a 5.4% increase in average concessions per patron related to price increases partially offset by the decrease in attendance.

        International theatrical exhibition revenues increased 14.1%, on a combined basis. Admissions revenues increased 11.3%, on a combined basis, due to a 6.4% increase in average ticket price due primarily to the weaker U.S. dollar and a 4.6% increase in attendance, primarily at new theatres. Attendance at comparable theatres was approximately the same. Concession revenues, on a combined basis, increased 21.7% due to a 16.3% increase in concessions per patron and the increase in total attendance. Concessions per patron increased primarily due to the weaker U.S. dollar.

        Revenues from NCN and other decreased 6.1%, on a combined basis, from the prior year due to a decrease in advertising revenues resulting from a reduction in screens served by NCN. This decline resulted from an initiative to improve profitability by eliminating marginally profitable contracts with certain theatre circuits.

        Costs and expenses.    Total costs and expenses increased 4.9%, on a combined basis, or $80,225,000, during the year ended March 31, 2005 compared to the year ended April 1, 2004.

        U.S. and Canada theatrical exhibition costs and expenses increased 1.8%, on a combined basis, from the prior year. Film exhibition costs decreased 0.3%, on a combined basis, due to a decrease in the percentage of admissions paid to film distributors partially offset by the increase in admissions revenues. As a percentage of admissions revenues, film exhibition costs were 53.0% in the current year as compared with 53.3% in the prior year. Concession costs increased 7.7%, on a combined basis, due to the increase in concession costs as a percentage of concessions revenues and the increase in concession revenues. As a percentage of concessions revenues, concession costs were 11.3%, on a combined basis, in the current year compared with 10.6% in the prior year. As a percentage of revenues, theatre operating expense was 24.0% in the current year, on a combined basis, as compared to 24.2% in the prior year. Rent expense increased 5.5%, on a combined basis, due primarily to the opening of theatres and screens since April 1, 2004 and the sale and lease back of the real estate assets associated with three theatres for proceeds of $63,911,000 on March 30, 2004. During fiscal 2005, on a combined basis, we recognized $11,746,000 of theatre and other closure expense related primarily to accruals for future minimum rentals on three theatres with 22 screens closed during the current period. During fiscal 2004, we incurred $3,570,000 of theatre and other closure expense related primarily to a payment to a landlord to terminate a lease on a theatre closed during the current period and due to accruals for future minimum rentals on three theatres with 20 screens closed during the year. Theatres closed prior to their lease expiration may require payments to the landlords to terminate the leases, which we estimate could approximate $250,000, in the aggregate, over the next three years.

        International theatrical exhibition costs and expenses increased 9.6%, on a combined basis. Film exhibition costs increased 10.7%, on a combined basis, due to the increase in admissions revenues partially offset by a decrease in the percentage of admissions paid to film distributors. As a percentage of admissions revenues, film exhibition costs were 48.6%, on a combined basis, in the current period as compared with 48.8% in the prior period. Concession costs increased 10.5%, on a combined basis, due to the increase in concession revenues partially offset by a decrease in concession costs as a percentage of concession revenues. As a percentage of concessions revenues, concession costs were 20.7%, on a combined basis, in the current year compared with 22.9% in the prior year. Theatre operating expense increased 14.1%, on a combined basis, primarily at new theatres, and rent expense increased 9.5%, on a combined basis, primarily at new theatres. We continually monitor the performance of our international theatres, and factors such as our ability to obtain film product, changing consumer preferences for filmed entertainment in international markets and our ability to sublease vacant retail space could negatively impact operating results and result in future closures, sales, dispositions and theatre closure charges prior to expiration of underlying lease agreements. International theatrical exhibition costs and expenses were negatively impacted by a weaker U.S. dollar, although this did not contribute materially to consolidated loss from continuing operations.

        Costs and expenses from NCN and other decreased 10.9%, on a combined basis, due primarily to the reduction in overhead costs associated with the integration of NCN's administrative functions into our home office location and decreased revenues.

  General and Administrative:

        Merger and acquisition.    Merger and acquisition costs increased $59,510,000 during the current year, on a combined basis. The current period reflects costs associated with the merger with Marquee of $63,057,000 and $1,943,000 for other strategic initiatives. Prior period costs were primarily for professional and consulting expenses directly related to a possible business combination with Loews Cineplex Entertainment Corporation that did not occur.

        Management fee.    Management fee costs increased $500,000 during the current year, on a combined basis. Management fees of $250,000 are paid quarterly, in advance, to two primary shareholders in exchange for consulting and other services.

        Other.    Other general and administrative expense decreased 13.9%, on a combined basis. Stock-based compensation decreased $7,526,000, during the current year, on a combined basis, compared to the prior year. The current combined period reflects that certain of the performance measures for fiscal 2005 have not been met and related discretionary awards under the 2003 Long-Term Incentive Plan ("LTIP") will not be made. Accordingly, we recorded no expense or accrual for fiscal 2005 performance grants under the LTIP. The prior period reflects expense from the plan approval date, September 18, 2003 through April 1, 2004. Current year stock-based compensation expense of $1,201,000 relates to options issued by our parent, Holdings, for certain members of our management. See Note 8 to the Consolidated Financial Statements included herein.

        Restructuring Charge.    Restructuring charges were $4,926,000 during the current year. These expenses are related to one-time termination benefits and other costs related to the displacement of approximately 200 associates related to an organizational restructuring, which was completed to create a simplified organizational structure, and a contribution of assets by NCN to NCM.

        Depreciation and Amortization.    Depreciation and amortization increased 12.1%, on a combined basis, or $14,655,000, due primarily to an increase in asset basis of approximately $130,000,000 resulting from the application of fair value accounting in connection with the merger with Marquee and increases in depreciation resulting from new theatres.

        Impairment of Long-Lived Assets.    No impairment loss was recorded in fiscal 2005. During fiscal 2004, we recognized a non-cash impairment loss of $16,272,000 on 10 theatres with 176 screens. We recognized an impairment loss of $9,866,000 on seven U.S. theatres with 114 screens (in Texas, Maryland, California, Illinois, Wisconsin and Minnesota), $3,525,000 on one theatre in the United Kingdom with 12 screens and $2,881,000 on two Canadian theatres with 50 screens. Our impairment loss included $16,209,000 related to property and $63,000 related to intangible assets. Included in these losses is an impairment of $3,482,000 on 3 theatres with 70 screens that were included in impairment losses recognized in previous periods. The estimated future cash flows of these theatres, undiscounted and without interest charges, were less than the carrying value of the theatre assets. We continually evaluate the future plans for certain of our theatres, which may include selling theatres or closing theatres and terminating the leases. We have identified 30 multiplex theatres with 261 screens that we may close over the next one to three years due to expiration of leases or early lease terminations. Prior to and including fiscal 2004, $10,763,000 of impairment charges have been taken on these theatre assets and the economic lives of these theatre assets have been revised to reflect management's best estimate of the economic lives of the theatre assets for purposes of recording depreciation.

        Disposition of Assets and Other Gains.    Disposition of assets and other gains increased from a gain of $2,590,000 during the prior year to a gain of $3,017,000 during the current year, on a combined basis. The combined current period includes settlement gains of $2,610,000 related to various fireproofing claims at two theatres and a $111,000 settlement that was received from a construction contractor related to one Canadian theatre. The combined current period also includes a gain of $334,000 related to a sale of NCN equipment. The prior period includes a $1,298,000 gain on the disposition of three theatres and two parcels of real estate held for sale, settlements of $925,000 received related to various fireproofing claims at two theatres and $367,000 related to a settlement with a construction contractor at one theatre.

        Other Income and Expense.    During the current year, on a combined basis, we recognized $6,745,000 of income related to the derecognition of stored value card liabilities where management believes future redemption to be remote. In the prior year, on March 25, 2004, we redeemed $200,000,000 of our 9 1/2% senior subordinated notes due 2009 (the "Notes due 2009") for $204,750,000. We recognized a loss of $8,590,000 in connection with the redemption, including a call premium of $4,750,000, unamortized issue costs of $3,291,000 and unamortized discount of $549,000. On March 25, 2004, we redeemed $83,406,000 or our 9 1/2% senior subordinated notes due 2011 (the "Notes due 2011") for $87,367,000. We recognized a loss of $5,357,000 in connection with the redemption including a call premium of $3,961,000, unamortized issue costs of $1,126,000 and unamortized discount of $270,000. The losses are included within other expense in the Consolidated Statements of Operations for the year ended April 1, 2004.

        Interest Expense.    Interest expense was $54,549,000, $74,259,000 and $77,717,000 for the Successor period ended March 31, 2005, the Predecessor period ended December 23, 2004 and the Predecessor period ended April 1, 2004, respectively. The current year increase is primarily due to increased borrowing related to the merger with Marquee. Interest expense of $12,811,000 is included in both the Successor period ended March 31, 2005 and the Predecessor period ended December 23, 2004 related to our Fixed Notes due 2012 and our Floating Notes due 2010. The interest on these notes was required to be included in the Predecessor period ended December 23, 2004 pursuant to FASB Interpretation No. 46R, Consolidation of Variable Interest Entities ("FIN 46R").

        On August 18, 2004, AMCE issued $250,000,000 of our Fixed Notes due 2012 and $205,000,000 of our Floating Notes due 2010, the interest rate of which is currently 7.04% per annum. On August 18, 2004, Holdings issued $304,000,000 aggregate principal amount at maturity of Discount Notes for gross proceeds of $169,917,760. Interest expense associated with the Discount Notes is included in our Consolidated Statements of Operations through December 23, 2004. See Note 1 to Holdings' Consolidated Financial Statements included elsewhere in this prospectus.

        On February 24, 2004, we sold $300,000,000 aggregate principal amount of 8% senior subordinated notes due 2014 (the "Notes due 2014"). We used the net proceeds (approximately $294,000,000) to redeem the Notes due 2009 and a portion of the Notes due 2011. On March 25, 2004, we redeemed $200,000,000 of our Notes due 2009 and $83,406,000 of the Notes due 2011.

        Investment Income.    Investment income was $3,351,000, $6,476,000 and $2,861,000 for the Successor period ended March 31, 2005, the Predecessor period ended December 23, 2004 and the prior year ended April 1, 2004. Investment income for the Predecessor period ended December 23, 2004 compared to the Predecessor period ended April 1, 2004 increased primarily due to the interest income on funds held in escrow related to the merger with Marquee and increased cash available for investment during the current period. Interest income of $2,225,000 is included in both the Successor period ended March 31, 2005 and the Predecessor period ended December 23, 2004 related to the escrow funds. The interest on these funds was required to be included in the Predecessor period ended December 23, 2004 pursuant to FIN 46R. See Note 1 to Holdings' Consolidated Financial Statements included elsewhere in this prospectus for additional information about the application of FIN 46R to our Consolidated Financial Statements.

        Income Tax Provision.    The benefit for income taxes from continuing operations for the Successor period ended March 31, 2005 was $9,200,000. The Successor period includes $20,000,000 in costs related to the merger with Marquee which are currently being treated as non-deductible. The provision for income taxes from continuing operations for the Predecessor period ended December 23, 2004 was $15,000,000 and includes $41,032,000 in costs related to the merger with Marquee which are currently being treated as non-deductible. The effective tax rate for the Successor period ended March 31, 2005 was 17.2% as compared to the Predecessor effective tax rates of (73.7%) and 221.9% for the periods ended December 23, 2004 and April 1, 2004, respectively. The difference in effective rate from the statutory rate of 35% during the Successor period ended March 31, 2005 and Predecessor period ended December 23, 2004 was primarily due to currently non-deductible costs related to the merger with Marquee and increase in foreign deferred tax assets for which we provided a valuation allowance. The difference in effective rate from the statutory rate of 35% during fiscal 2004 was primarily due to foreign deferred tax assets (primarily in Spain, the United Kingdom and France) for which we provided a $6,681,000 valuation allowance.

        Loss From Discontinued Operations, Net.    On December 4, 2003, we sold one theatre in Sweden with 18 screens and incurred a loss on sale of $5,591,000. During fiscal 2006 we disposed of five theatres in Japan. The results of operations of the Sweden theatre and Japan theatres have been classified as discontinued operations and information presented for all periods reflects the new classification. See Note 3 to the Consolidated Financial Statements included herein for the components of the loss from discontinued operations.

        Loss for Shares of Common Stock.    Loss for shares of common stock for the year was $44,390,000, $140,178,000 and $50,991,000 for the Successor period ended March 31, 2005, the Predecessor period ended December 23, 2004 and the Predecessor period ended April 1, 2004. Preferred stock dividends of 1,023 shares of Preferred Stock valued at $2,362,000 for the period from April 1, 2004 to April 19, 2004, cash dividends of $9,349,000 for the period from April 19, 2004 through

September 30, 2004, special Preferred Stock dividends and 33,408 shares of Preferred Stock valued at $91,113,000 and accretion of $1,476,000 were recorded during the Predecessor period ended December 23, 2004. Preferred Stock dividends of 19,697 shares of Preferred Stock valued at $40,277,000 were recorded in fiscal 2004.

Liquidity and Capital Resources

        Our consolidated revenues are primarily collected in cash, principally through box office admissions and theatre concessions sales. We have an operating "float" which partially finances our operations and which generally permits us to maintain a smaller amount of working capital capacity. This float exists because admissions revenues are received in cash, while exhibition costs (primarily film rentals) are ordinarily paid to distributors from 20 to 45 days following receipt of box office admissions revenues. Film distributors generally release the films which they anticipate will be the most successful during the summer and holiday seasons. Consequently, we typically generate higher revenues during such periods.

Holding Company Status

        Holdings is a holding company with no operations of its own and has no ability to service interest or principal on its indebtedness or pay dividends other than through any dividends it may receive from its subsidiaries. Under certain circumstances, AMC Entertainment will be restricted from paying dividends to Holdings by the terms of the indentures relating to its notes and its senior secured credit facility. AMC Entertainment's senior secured credit facility and note indentures contain provisions which limit the amount of dividends and advances which it may pay or make to Holdings. Under the most restrictive of these provisions, set forth in the senior secured credit facility, the amount of loans and dividends which AMC Entertainment could make to Holdings may not exceed $118 million in the aggregate as of March 30, 2006. Under the note indentures, a loan to Holdings would have to be on terms no less favorable to AMC Entertainment than could be obtained in a comparable transaction on an arm's length basis with an unaffiliated third party and be in the best interest of AMC Entertainment. Provided no event of default has occurred or would result, the senior secured credit facility also permits AMC Entertainment to pay cash dividends to Holdings for specified purposes, including indemnification claims, taxes, up to $4 million annually for operating expenses, repurchases of equity awards to satisfy tax withholding obligations, specified management fees, fees and expenses of permitted equity and debt offerings and to pay for the repurchase of stock from employees, directors and consultants under benefit plans up to specified amounts. Depending on the net senior secured leverage ratio, as defined in the senior secured credit facility, AMC Entertainment may also pay Holdings a portion of net cash proceeds from specified assets sales.

Cash Flows from Operating Activities

        Cash flows provided by (used in) operating activities, as reflected in the Consolidated Statements of Cash Flows, were $65,653,000 and $(5,039,000) during the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively. The increase in operating cash flows during the twenty-six weeks ended September 28, 2006 is primarily due to increases in attendance and improvement in operating results, including amounts related to the Mergers. We had a working capital surplus and (deficit) as of September 28, 2006 and March 30, 2006 of $20,033,000 and $(115,995,000), respectively. We received fireproofing checks totaling $7,880,000 during the twenty-six weeks ended September 28, 2006. Subsequent to September 28, 2006 we received additional fireproofing checks totaling $5,250,000. We have the ability to borrow against our credit facility to meet obligations as they come due (subject to limitations on the incurrence of indebtedness in our various debt instruments) and had approximately $151,000,000 and $90,000,000 available on our credit facility to meet these obligations for the periods ended September 28, 2006 and March 30, 2006, respectively.

        During the twenty-six weeks ended September 28, 2006, we sold four theatres in Spain with 86 screens, sold one theatre in Portugal with 20 screens, disposed of 8 theatres with 100 screens in the U.S. as required by and in connection with the approval of the Mergers, closed 7 theatres with 54 screens in the U.S., closed one managed theatre with 6 screens in the U.S., opened 2 new theatres with 33 screens in the U.S., acquired 2 theatres with 32 screens in the U.S., added 6 screens to an existing theatre in the U.S., opened one new theatre with 9 screens in Mexico and disposed of one theatre in Argentina with 8 screens resulting in a circuit total of 411 theatres and 5,635 screens.

        Cash flows provided by (used in) operating activities, as reflected in the Consolidated Statements of Cash Flows, were $25,694,000, $(45,364,000), $145,364,000 and $163,939,000 for the Successor period ended March 30, 2006, Successor period ended March 31, 2005, the Predecessor period ended December 23, 2004 and the Predecessor period ended April 1, 2004, respectively. The decrease in cash provided by operating activities for the Successor period ended March 30, 2006 compared with the combined period for the prior year is primarily due to declines in attendance and the timing of payments for accrued expenses and other liabilities. The cash used in operating activities for the Successor period ended March 31, 2005 was primarily due to payments of $37,061,000 in transaction costs related to the merger with Marquee. The decrease in operating cash flows for the Predecessor period ended December 23, 2004 compared to the Predecessor period ended April 1, 2004 was also primarily due to transaction costs related to the merger with Marquee of which $23,971,000 were paid during the Predecessor period ended December 23, 2004. We had a working capital deficit as of March 30, 2006 of $115,995,000 versus a deficit as of March 31, 2005 of $134,330,000. We have the ability to borrow against our credit facility to meet obligations as they come due (subject to limitations on the incurrence of indebtedness in our various debt instruments) and had approximately $90,000,000 and $163,000,000 available on our credit facility to meet these obligations for the periods ended March 30, 2006 and March 31, 2005, respectively.

Cash Flows from Investing Activities

        Cash provided by (used in) investing activities, as reflected in the Consolidated Statements of Cash Flows were $27,339,000 and $(538,000), during the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively. As of September 28, 2006, we had construction in progress of $28,257,000. We had 8 U.S. theatres with a total of 117 screens and one Mexico theatre with 12 screens under construction on September 28, 2006 that we expect to open in fiscal 2007. Cash outflows from investing activities include capital expenditures of $64,105,000 and $44,437,000 during the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively. We expect that our gross capital expenditures in fiscal 2007 will be approximately $143,000,000.

        Cash flows provided by (used in) investing activities, as reflected in the Consolidated Statements of Cash Flows, were $107,538,000, $(1,260,301,000), $(692,395,000) and $(69,378,000) for the Successor period ended March 30, 2006, Successor period ended March 31, 2005, the Predecessor period ended December 23, 2004 and the Predecessor period ended April 1, 2004, respectively. Cash flows for the Successor period ended March 30, 2006 include cash acquired from the Mergers of $142,512,000, proceeds from the sale leaseback of two theatres of $35,010,000 and proceeds from the sale of the Japan theatres of $53,456,000, partially offset by capital expenditures of $117,668,000. The cash acquired from the Mergers represented the cash held by Loews at the date of the Mergers. The Mergers were non-cash, funded by the issuance of our common stock. Cash outflows for investing activities include a payment to common and preferred stockholders net of cash acquired of $1,268,564,000 related to the merger with Marquee for the Successor period ended March 31, 2005 and an increase of $627,338,000 in restricted cash related to investment of the proceeds from the Senior Notes issued in order to finance the merger with Marquee during the Predecessor period ended December 23, 2004 and capital expenditures of $18,622,000, $66,155,000 and $95,011,000 during the Successor period ended March 31, 2005, Predecessor periods ended December 23, 2004 and April 1, 2004, respectively. As of March 30, 2006, we had construction in progress of $34,796,000. We had 8

U.S. theatres with a total of 117 screens and two Mexico theatres with a total of 21 screens under construction as of March 30, 2006 that we expect to open in fiscal 2007. We expect that our gross capital expenditures in fiscal 2007 will be approximately $140,000,000.

        On December 23, 2004 AMC Entertainment completed the merger with Marquee. Pursuant to the terms of the merger agreement, each issued and outstanding share of AMC Entertainment's common stock and Class B stock was converted into the right to receive $19.50 in cash and each issued and outstanding share of AMC Entertainment's preferred stock was converted into the right to receive $2,727.27 in cash. The total amount of consideration paid in the merger with Marquee was $1,665,200,000. Holdings used the net proceeds from the sale of our notes (as described below), together with our existing cash balances and the proceeds from the equity contribution from Holdings (consisting of equity contributed by the Marquee Sponsors, the co-investors and certain members of management and the net proceeds of an offering of Holdings' notes), to finance the merger with Marquee.

        In connection with our acquisition of Gulf States Theatres on March 15, 2002, we entered into leases of the real estate assets associated with the five theatres with Entertainment Properties Trust for a term of 20 years with an initial annual base rent of $7,200,000. Of the $45,000,000 purchase price, $5,800,000 was paid to Entertainment Properties Trust for specified non-real estate assets which Entertainment Properties Trust acquired from Gulf States Theatres and resold to us at cost. We have paid $300,000 annually since the date of acquisition in connection with consulting and non-competition agreements related to the acquisition. Our last payment is due in March 2007.

        On March 29, 2002, we acquired GC Companies pursuant to a stock purchase agreement and a plan of reorganization that was confirmed by the bankruptcy court on March 18, 2002. Our purchase price of $168,931,000 (net of $6.5 million from the sale of GC Companies' portfolio of venture capital investments on the effective date) included anticipated cash payments of $68,472,000, the issuance of $72,880,000 aggregate principal amount of the Notes due 2011 with a fair value of $71,787,000 and the issuance of 2,578,581 shares of AMC Entertainment common stock with an aggregate fair value of $35,172,000 based on a fair value of $13.64 per share (the closing price per share on the effective date of the plan). We used available cash for the cash payments under the plan of reorganization.

        The final purchase price for GC Companies was not determinable until all creditor claims disputed by the GC Companies post-confirmation unsecured creditors committee were consensually resolved or determined by the bankruptcy court. The GC Companies bankruptcy case was closed on May 26, 2004. Through March 31, 2005, we had issued $72,880,000 aggregate principal amount of our Notes due 2011 and 2,430,433 shares of AMC Entertainment common stock and paid approximately $66,118,000 in cash to creditors of GC Companies.

        On December 19, 2003, we acquired certain of the operations and related assets of MegaStar Cinemas, L.L.C. for an estimated cash purchase price of $15,037,000. In connection with the acquisition, we assumed leases on three theatres with 48 screens in Minneapolis and Atlanta. All three of the theatres feature stadium seating and have been built since 2000.

        On June 30, 2005, we sold one of our wholly-owned subsidiaries, Japan AMC Theatres, Inc., including four of our five theatres in Japan for $44,861,000 and, on September 1, 2005, sold our remaining Japan theatre for a sales price of $8,595,000.

        In May 2006, AMCEI and its subsidiary AMC Entertainment International Limited sold its interests in AMC Entertainment España S.A., which owned and operated 4 theatres with 86 screens in Spain, and Actividades Multi-Cinemas E Espectáculos, LDA, which owned and operated 1 theatre with 20 screens in Portugal for a net sales price of approximately $35,446,000.

        During the twenty-six weeks ended September 28, 2006, we sold six theatres with 68 screens, exchanged two theatres with 32 screens, and closed one theatre with eight screens in the U.S. as required by and in connection with the approval of the Mergers for an aggregate sales price of $64,193,000.

        On October 12, 2006, NCM, Inc., a newly formed entity that will serve as the sole manager of NCM, announced that it filed a registration statement with the SEC for an initial public offering, (the "NCM IPO"), of up to $700 million of its common stock. Net proceeds from the NCM IPO will be used to acquire newly issued equity interests from NCM and NCM will distribute the net proceeds to each of us, Cinemark and Regal on a pro rata basis in connection with modifying payment obligations for extended access to our theatres. In connection with the completion of the NCM IPO, NCM also intends to enter into an approximately $725 million term loan facility the net proceeds of which will be used to redeem preferred units to be held by each of us, Cinemark and Regal on a pro rata basis pursuant to a recapitalization of NCM prior to completion of the NCM IPO. AMC expects to receive proceeds from the NCM IPO and the redemption of its preferred units upon completion of such transactions of approximately $425 million to $475 million. We are still evaluating our use of our proceeds from these transactions, which may include the repayment of certain of our indebtedness. However, we have not yet determined which of our indebtedness we may repay, and we may decide to use these proceeds for a purpose other than the repayment of our indebtedness.

        In connection with the completion of the NCM IPO, AMC intends to amend and restate its existing services agreement with NCM whereby in exchange for our pro rata share of the proceeds from the NCM IPO and redemption of its preferred units, AMC will agree to a modification of NCM's payment obligation under the existing agreement. The modification will extend the term of the agreement to 30 years, provide NCM with a five year right of first refusal for the services beginning one year prior to the end of the term and change the basis upon which AMC is paid by NCM from a percentage of revenues associated with advertising contracts entered into by NCM to a monthly theatre access fee. The theatre access fee would be composed of a fixed payment per patron and a fixed payment per digital screen, which would increase by 8% every five years starting at the end of fiscal 2011 for payments per patron and by 5% annually starting at the end of fiscal 2007 for payments per digital screen. Additionally, AMC will enter into the Loews Screen Integration Agreement with NCM pursuant to which AMC will pay NCM an amount that approximates the EBITDA that NCM would generate if it were able to sell advertising in the Loews theatre chain on an exclusive basis commencing upon the completion of the NCM IPO, and NCM will issue to AMC common membership units in NCM increasing its expected ownership interest to approximately 33%; such Loews payments will be made quarterly until May 2008. Also, with respect to any on-screen advertising time provided to our beverage concessionaire, AMC would be required to purchase such time from NCM at a negotiated rate. In addition, after completion of the NCM IPO, AMC expects to receive mandatory quarterly distributions of excess cash from NCM. There can be no guarantee that NCM, Inc. will complete the NCM IPO or debt transactions or that we will receive any of the expected proceeds.

        We fund the costs of constructing new theatres through existing cash balances, cash generated from operations or borrowed funds, as necessary. We generally lease our theatres pursuant to long-term non-cancelable operating leases which may require the developer, who owns the property, to reimburse us for the construction costs. We may decide to own the real estate assets of new theatres and, following construction, sell and leaseback the real estate assets pursuant to long-term non-cancelable operating leases. During fiscal 2006, we sold and leased back two theatres with 32 screens.

        During fiscal 1998, we sold the real estate assets associated with 13 theatres to Entertainment Properties Trust ("EPT") for an aggregate purchase price of $283,800,000 (the "Sale and Lease Back Transaction"). We leased the real estate assets associated with the theatres from EPT pursuant to non-cancelable operating leases with terms ranging from 13 to 15 years at an initial lease rate of 10.5% with options to extend for up to an additional 20 years. The leases are triple net leases that require us to pay substantially all expenses associated with the operation of the theatres, such as taxes and other governmental charges, insurance, utilities, service, maintenance and any ground lease payments. During fiscal 2000, we sold the building and improvements associated with one of our theatres to EPT for proceeds of $17,600,000 under terms similar to the above Sale and Leaseback Transaction. During fiscal

2002, we sold the land at this theatre to EPT for proceeds of $7,486,000 under terms similar to the above Sale and Leaseback Transaction and at an initial lease rate of 10.75%. During fiscal 2003, we sold the real estate assets associated with 2 theatres to EPT for proceeds of $43,665,000 and then leased the real estate assets associated with these theatres pursuant to non-cancelable operating leases with terms of 20 years at an initial lease rate of 11% with options to extend for up to an additional 15 years. On March 30, 2004, we sold the real estate assets associated with 3 theatres to EPT for proceeds of $63,911,000 and then leased the real estate assets associated with these theatres pursuant to non-cancelable operating leases with terms of 20 years at an initial lease rate of 9.5% with options to extend for up to 15 additional years. On March 31, 2005, we sold the real estate assets associated with one theatre and adjoining retail space to EPT for proceeds of $50,910,000 and then leased the real estate assets associated with the theatre pursuant to a non-cancelable operating lease with terms of 20 years at an initial lease rate of 9.24% with options to extend for up to 14 additional years. On March 30, 2006, we sold the real estate assets associated with two theatres to EPT for proceeds of $35,010,000 and then leased the real estate assets associated with the theatres pursuant to a non-cancelable operating lease with terms of approximately 15 and 17 years at an initial lease rate of 9.25% with options to extend each for up to 15 additional years

        Historically, we have either paid for or leased the equipment used in a theatre. We may purchase leased equipment from lessors if prevailing market conditions are favorable. During the Successor period ended March 31, 2005 we purchased certain leased furniture, fixtures and equipment at two theatres for $25,292,000. During fiscal 2004 we purchased certain leased furniture, fixtures and equipment at five Canadian theatres for $15,812,000.

Cash Flows from Financing Activities

        Cash flows provided by (used in) financing activities, as reflected in the Consolidated Statement of Cash Flows, were $(11,267,000) and $6,455,000 during the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively.

        Cash flows provided by (used in) financing activities, as reflected in the Consolidated Statements of Cash Flows, were $21,434,000, $1,376,763,000, $611,034,000 and $(5,274,000) for the Successor period ended March 30, 2006, Successor period ended March 31, 2005, the Predecessor period ended December 23, 2004 and the Predecessor period ended April 1, 2004, respectively. Cash flows from financing activities for the Successor period ended March 30, 2006 primarily include proceeds of $325,000,000 from the issuance of the Notes due 2016 and $650,000,000 from the Term Loan B which were used to repurchase $939,363,000 of debt, as well as $24,895,000 paid for financing costs which will be deferred and amortized over the life of the debt. On September 29, 2005 we received $6,661,000 additional construction allowance from our landlord Entertainment Properties Trust related to three of our Canada theatres which allowed for sale leaseback accounting at these locations and reduced our financing lease obligations by approximately $31,292,000, reduced the net book value of building assets related to these locations by approximately $15,839,000 and resulted in a deferred gain of $22,114,000. The deferred gain is amortized as a reduction of rent expense over the remaining terms of the leases. Cash flows from financing activities for the Successor period ended March 31, 2005 include proceeds from Holdings' issuance of common stock of $769,350,000, proceeds of $169,918,000 related to the Holdings' issuance of the Discount Notes and proceeds of $455,000,000 related to the issuance of Fixed Notes due 2012 and the Floating Notes due 2010. Cash flows from financing activities for the Predecessor period ended December 23, 2004, include proceeds related to the issuance of notes of $624,918,000 to finalize the merger with Marquee, which includes gross proceeds of $169,918,000 from the Discount Notes.

        Concurrently with the closing of the Mergers, we entered into the following financing transactions: (1) our new senior secured credit facility, consisting of a $650.0 million term loan facility and a $200.0 million revolving credit facility; (2) the issuance by AMCE of $325.0 million in aggregate principal amount of 11% senior subordinated notes due 2016; (3) the termination of AMC Entertainment's existing senior secured credit facility, under which no amounts were outstanding, and the repayment of all outstanding amounts under Loews' existing senior secured credit facility and the termination of all commitments thereunder; and (4) the completion of the tender offer and consent solicitation for all $315.0 million aggregate principal amount of Loews' 9.0% senior subordinated notes due 2014.

        As a result of the merger with Marquee, AMC Entertainment became the obligor of $250,000,000 in aggregate principal amount of Fixed Notes due 2012 and $205,000,000 in aggregate principal amount of Floating Notes due 2010 that were previously issued by Marquee Inc. on August 18, 2004.

        In connection with the Marquee Transactions, Holdings issued $304,000,000 principal amount at maturity of our Discount Notes for gross proceeds of $169,917,760. The only operations of Holdings prior to the merger with Marquee were related to this financing. Because AMC Entertainment was the primary beneficiary of Holdings, which was considered a variable interest entity as defined in FIN 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, the Predecessor was required to consolidate Holdings' operations and financial position into its financial statements as of and through the period ended December 23, 2004. The results of operations of Holdings included within the Predecessor's Consolidated Statements of Operations for the period from April 2, 2004 through December 23, 2004 include interest expense of $7,135,000 and interest income of $831,000.

        Concurrently with the consummation of the merger with Marquee, AMC Entertainment entered into an amendment to its credit facility. We refer to this amended credit facility as the "amended credit facility." The amended credit facility modified a previous Second Amended and Restated Credit Agreement dated as of March 26, 2004, which was superseded in connection with the execution of the "amended credit facility," which was scheduled to mature on April 9, 2009. The amended credit facility was replaced with the New Credit Facility on January 26, 2006.

        On February 24, 2004, AMC Entertainment sold $300,000,000 aggregate principal amount of the Notes due 2014. We used the net proceeds (approximately $294,000,000) to redeem our Notes due 2009 and a portion of our Notes due 2011. The Notes due 2014 bear interest at the rate of 8% per annum, payable in March and September. The Notes due 2014 are redeemable at our option, in whole or in part, at any time on or after March 1, 2009 at 104.000% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 1, 2012, plus in each case interest accrued to the redemption date. The Notes due 2014 are unsecured and are subordinated to all of AMC Entertainment's existing and future senior indebtedness (as defined in the indenture governing the Notes due 2014). The Notes due 2014 rank equally with AMC Entertainment's Notes due 2011, Notes due 2012 (as defined below) and Notes due 2016.

        On January 16, 2002, AMC Entertainment sold $175,000,000 aggregate principal amount of our 9 7/8% Senior Subordinated Notes due 2012 (the "Notes due 2012"). Net proceeds from the issuance of the Notes due 2012 (approximately $168,000,000) were used to reduce borrowings under our credit facility, to pursue our current business strategy, including the acquisition of GC Companies, and for general corporate purposes. The Notes due 2012 bear interest at the rate of 9 7/8% per annum, payable February 1 and August 1 of each year. The Notes due 2012 are redeemable at our option, in whole or in part, at any time on or after February 1, 2007 at 104.938% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2010, plus in each case interest accrued to the redemption date. The Notes due 2012 are unsecured and are subordinated to all of AMC Entertainment's existing and future senior indebtedness (as defined in the indenture governing the Notes due 2012). The Notes due 2012 rank equally with its Notes due 2011, Notes due 2014 and Notes due 2016.

        On January 27, 1999, AMC Entertainment sold $225,000,000 aggregate principal amount of our Notes dues 2011. Net proceeds from the issuance of the Notes due 2011 (approximately $219,000,000)

were used to reduce borrowings under our credit facility. On March 29, 2002, AMC Entertainment issued an additional $72,880,000 aggregate principal amount of Notes due 2011 (with a fair value of $71,787,000) as part of our acquisition of GC Companies, Inc. The Notes due 2011 bear interest at the rate of 9 1/2% per annum, payable February 1 and August 1 of each year. The Notes due 2011 are redeemable at our option, in whole or in part, at any time on or after February 1, 2004 at 104.75% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2007, plus in each case interest accrued to the redemption date. The Notes due 2011 are unsecured and are subordinated to all of AMC Entertainment's existing and future senior indebtedness (as defined in the indenture governing the Notes due 2011). On March 25, 2004, we redeemed $83,406,000 of the Notes due 2011 for $87,367,000. A loss of $5,357,000 was recognized in connection with the redemption including a call premium of $3,962,000, unamortized issue costs of $1,125,000 and unamortized discount of $270,000. The loss is included within other expense on the Consolidated Statements of Operations.

        The merger with Marquee constituted a "change of control" under the Notes due 2011 in the aggregate principal amount of $214,474,000, which allowed the holders of those notes to require AMC Entertainment to repurchase their notes at 101% of their aggregate principal amount plus accrued and unpaid interest to the date of purchase. We commenced this change of control offer on January 11, 2005, and bondholders tendered $1,663,000 of the Notes due 2011, which were repurchased using existing cash in February 2005. On March 19, 1997, AMC Entertainment sold $200,000,000 aggregate principal amount of our Notes due 2009. We used the net proceeds from the issuance of the Notes due 2009 (approximately $194,000,000) to reduce borrowings under our credit facility. The Notes due 2009 were redeemed on March 25, 2004 for $204,750,000. A loss on redemption of $8,590,000 was recognized in connection with the redemption including a call premium of $4,750,000, unamortized issue costs of $3,291,000 and unamortized discount of $549,000. The loss is included within other expense on the Consolidated Statements of Operations.

        On January 26, 2006, AMC Entertainment sold $325,000,000 aggregate principal amount of the Notes due 2016. Net proceeds from the issuance of the Notes due 2016 were used to fund a portion of the Merger Transactions and to pay related fees and expenses. The Notes due 2016 bear interest at the rate of 11% per annum, payable February 1 and August 1 of each year. The Notes due 2016 are redeemable at our option, in whole or in part, at any time on or after February 1, 2011 at 105.5% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2014, plus in each case interest accrued to the redemption date. The Notes due 2016 are unsecured and are subordinated to all of AMC Entertainment's existing and future senior indebtedness (as defined in the indenture governing the Notes due 2016). The Notes due 2016 rank equally with its Notes due 2011, Notes due 2012 and Notes due 2014.

        The indentures relating to our outstanding notes allow us to incur all permitted indebtedness (as defined therein) without restriction, which includes all amounts borrowed under our credit facility. The indentures also allow us to incur any amount of additional debt as long as we can satisfy the coverage ratio of each indenture, both at the time of the event (under the indenture for the Notes due 2011) and after giving effect thereto on a pro forma basis (under the indentures for the Notes due 2011, Notes due 2012, Fixed Notes due 2012, Floating Notes due 2010, Notes due 2014, Notes due 2016 and Discount Notes). Under the indentures relating to the Notes due 2012, Notes due 2014 and Notes due 2016, the most restrictive of the indentures, we could borrow approximately $163.0 million and $6.3 million in addition to permitted indebtedness (assuming an interest rate of 10% per annum on the additional borrowings) as of September 28, 2006 and March 30, 2006, respectively. If we cannot satisfy the coverage ratios of the indentures, generally we can incur, in addition to amounts borrowed under the credit facility, no more than $100.0 million of new "permitted indebtedness" under the terms of the indentures relating to the Notes due 2011, Notes due 2012, Notes due 2014, Notes due 2016 and Discount Notes.

        The indentures relating to the above-described notes also contain covenants limiting dividends, purchases or redemptions of stock, transactions with affiliates, and mergers and sales of assets, and require us to make an offer to purchase the notes upon the occurrence of a change in control, as defined in the indentures. Upon a change of control (as defined in the indentures), we would be required to make an offer to repurchase all of the outstanding notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase.

        As of September 28, 2006, we were in compliance with all financial covenants relating to the New Credit Facility, the Cinemex Credit Facility, the Notes due 2016, the Notes due 2011, the Notes due 2012, Notes due 2014, the Fixed Notes due 2012, the Floating Notes due 2010 and Notes due 2014.

  New Credit Facility

        The New Credit Facility is with a syndicate of banks and other financial institutions and provides AMC Entertainment financing of up to $850.0 million, consisting of a $650.0 million term loan facility with a maturity of seven years and a $200.0 million revolving credit facility with a maturity of six years. The revolving credit facility will include borrowing capacity available for Mexican peso-denominated revolving loans, for letters of credit and for swingline borrowings on same-day notice. The Company's ability to borrow against the revolving credit facility is limited to approximately $90.0 million as of March 30, 2006 due to restrictions imposed by our various debt agreements.

        Borrowings under the New Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either a base rate or LIBOR. The initial applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings, and the initial applicable margin for borrowings under the term loan facility is 1.50% with respect to base rate borrowings and 2.125% with respect to LIBOR borrowings. The applicable margin for such borrowings may be reduced, subject to AMC Entertainment attaining certain leverage ratios. In addition to paying interest on outstanding principal under the New Credit Facility, AMC Entertainment is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.375% (subject to reduction upon attainment of certain leverage ratios). It will also pay customary letter of credit fees. AMC Entertainment may voluntarily repay outstanding loans under the New Credit Facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans. AMC Entertainment is required to repay $1,625,000 of the term loan quarterly, beginning March 30, 2006 through September 30, 2012, with any remaining balance due on January 26, 2013.

        All obligations under the New Credit Facility are guaranteed by each of AMC Entertainment's wholly-owned domestic subsidiaries. All obligations under the New Credit Facility, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements), are secured by substantially all of AMC Entertainment's assets as well as those of each subsidiary guarantor.

        The New Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, AMC Entertainment's ability, and the ability of its subsidiaries, to sell assets; incur additional indebtedness; prepay other indebtedness (including the notes); pay dividends and distributions or repurchase their capital stock; create liens on assets; make investments; make certain acquisitions; engage in mergers or consolidations; engage in certain transactions with affiliates; amend certain charter documents and material agreements governing subordinated indebtedness, including the Existing Subordinated Notes; change the business conducted by it and its subsidiaries; and enter into agreements that restrict dividends from subsidiaries.

        In addition, the New Credit Facility requires, commencing with the fiscal quarter ended September 30, 2006, that AMC Entertainment and its subsidiaries maintain a maximum net senior secured leverage ratio as long as the commitments under the revolving credit facility remain outstanding. The New Credit Facility also contains certain customary affirmative covenants and events of default.

  Cinemex Credit Facility

        In August 2004, Cadena Mexicana de Exhibición S.A. de C.V., a wholly-owned subsidiary of Cinemex and an indirect wholly-owned subsidiary of Loews, entered into a senior secured credit facility, which remains in place after the consummation of the Mergers. The initial amount drawn under the Cinemex senior secured credit facility was 1,026.4 million Mexican pesos (approximately $90.0 million as of August 16, 2004). Cinemex drew 106.4 million Mexican pesos (approximately $10.0 million in August 2005) under the delayed draw feature of its senior secured credit facility. Approximately $103.9 million was outstanding under the senior secured credit facility as of March 30, 2006. In December 2005, Cadena Mexicana entered into an amended and restated senior secured revolving credit facility which provides for an available revolving credit line of the peso equivalent of $25.0 million with Banco Inbursa, S.A. and Scotiabank Inverlat, S.A. (the revolving credit facility is peso-denominated debt). During January and February of 2006 Cinemex drew 105.4 million Mexican pesos under the revolving credit facility (approximately $9.8 million was outstanding as of March 30, 2006). All obligations of Cadena Mexicana under the Cinemex senior secured credit facility and revolving credit facility are guaranteed by Cinemex and each existing and future operating subsidiary of Cadena Mexicana, except for specified excluded subsidiaries.

        The Cinemex borrowings are non-recourse to Loews, and thus, are non-recourse to AMCE. Interest on the Cinemex term loan is payable in arrears on a monthly basis at the Interbank Equilibrium Interest Rate (Tasa de Interes Interbancaria de Equilibrio) for a period of 28 days (the TIIE rate), plus an applicable margin of 1.50% in years one and two, 1.75% in year three and 2.00% in years four and five. The interest rate on the Cinemex term loan as of March 30, 2006 was 9.31%. This rate was adjusted to 8.5% on approximately $68.8 million of the Cinemex borrowings by an interest rate swap entered into on July 28, 2003 and was redesignated as a hedge of the Cinemex senior secured credit facility on August 16, 2004. The interest rate on the remaining approximately $35.1 million of the Cinemex borrowings was adjusted to 9.89% by an interest rate swap entered into on August 5, 2005. The Cinemex term loan matures on August 16, 2009 and will amortize beginning on February 16, 2007 in installments ranging from 10% to 30% per annum over the five-year period.

        The Cinemex senior secured credit facilities contain customary affirmative and negative covenants with respect to Cadena Mexicana and each of the guarantors and, in certain instances, Cadena Mexicana's subsidiaries that are not guarantors, as defined in the credit agreement. Affirmative covenants include the requirement to furnish periodic financial statements and ensure that the obligations of Cadena Mexicana and the guarantors under the Cinemex senior secured credit facilities rank at least pari passu with all existing debt of such parties. Negative covenants include limitations on disposition of assets, capital expenditures, dividends and additional indebtedness and liens. The senior secured credit facilities also include certain financial covenants, including, without limitation, a maximum total leverage ratio, a maximum total net debt to equity ratio, a minimum interest coverage ratio, a maximum true-lease adjusted leverage ratio and a minimum consolidated net worth requirement.

        On April 19, 2001, AMC Entertainment issued shares of Series A convertible preferred stock and Series B exchangeable preferred stock for an aggregate purchase price of $250,000,000. Net proceeds from the sale (including transaction expenses) of approximately $225,000,000 were used to reduce outstanding indebtedness under our credit facility. On September 13, 2001, pursuant to the certificate of designations relating to the preferred stock, all shares of Series B exchangeable preferred stock were exchanged for an equal number of shares of Series A convertible preferred stock. Dividends on the Series A convertible preferred stock accumulated at an annual rate of 6.75% and were payable in additional shares of Series A convertible preferred stock until April 2004. At our option, dividends on

Series A convertible preferred stock were payable in cash or additional shares of Series A convertible preferred stock from April 2004 until April 2008. All outstanding shares of preferred stock were redeemed in connection with the merger with Marquee.

Commitments and Contingencies

        Minimum annual cash payments required under existing capital and financing lease obligations, maturities of corporate borrowings, future minimum rental payments under existing operating leases, FF&E and leasehold purchase provisions, ADA related betterments and pension funding that have initial or remaining non-cancelable terms in excess of one year as of September 28, 2006 are as follows:

(In thousands)	Minimum Capital and Financing Lease Payments	Principal Amount of Corporate Borrowings	Interest Payments on Corporate Borrowings(1)	Minimum Operating Lease Payments	Capital Related Betterments(2)	Pension Funding(3)	Total Commitments
2007	$4,879	$22,628	$98,542	$197,706	$37,813	—	$361,568
2008	9,097	34,448	195,028	404,802	15,280	$1,400	660,055
2009	8,733	42,564	192,037	405,828	15,280	—	664,442
2010	8,690	37,412	204,786	403,272	—	—	654,160
2011	8,741	424,311	205,802	395,088	—	—	1,033,942
2012	7,086	256,500	164,721	382,060	—	—	810,367
Thereafter	61,974	1,715,000	312,174	2,856,629	—	—	4,945,777

Total	$109,200	$2,532,863	$1,373,090	$5,045,385	$68,373	$1,400	$9,130,311

(1)
Interest expense on the term loan and floating rate notes was estimated at 7.45% and 9.62%, respectively, based upon the published LIBOR at September 27, 2006.

(2)
Includes committed capital expenditures including the estimated cost of ADA related betterments. Does not include planned, but non-committed capital expenditures.

(3)
We fund our pension plan such that the plan is 90% funded. While future funding is anticipated, the funding amount is currently unknown. The retiree health plan is not funded.

Amended and Restated Fee Agreement

        In connection with the Mergers, on January 26, 2006, Holdings, AMCE and the Sponsors entered into an Amended and Restated Fee Agreement (the "Management Fee Agreement"), which replaced the December 23, 2004 fee agreement among Holdings, AMCE and the Marquee Sponsors. The Management Fee Agreement provides for an annual management fee of $5.0 million, payable quarterly and in advance to each Sponsor, on a pro rata basis, for the twelve year duration of the agreement, as well as reimbursements for each Sponsor's respective out-of-pocket expenses in connection with the management services provided under the Management Fee Agreement.

        In addition, the Management Fee Agreement provides for reimbursements by Holdings and AMCE to the Sponsors for their out-of-pocket expenses, and by AMCE to Holdings of up to $3.5 million for fees payable by Holdings in any single fiscal year in order to maintain AMCE's corporate existence, corporate overhead expenses and salaries or other compensation of certain employees.

        Upon the consummation of a change in control transaction or an IPO, the Sponsors will receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. We estimate that our payment to the Sponsors would be $40.9 million had the offering occurred on September 28, 2006. See Note 8 to Unaudited Pro Forma Condensed Consolidated Financial Information included elsewhere in this prospectus.

        The Management Fee Agreement also provides that AMCE will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

Conclusion

        We believe that cash generated from operations and existing cash and equivalents will be sufficient to fund operations and planned capital expenditures currently and for at least the next 12 months and enable us to maintain compliance with covenants related to the New Credit Facility and the notes. We are considering various options with respect to the utilization of cash and equivalents in excess of our anticipated operating needs. Such options might include, but are not limited to, acquisitions of theatres or theatre companies, repayment of corporate borrowings and payment of dividends to shareholders.

Impact of Inflation

        Historically, the principal impact of inflation and changing prices upon us has been to increase the costs of the construction of new theatres, the purchase of theatre equipment, rent and the utility and labor costs incurred in connection with continuing theatre operations. Film exhibition costs, our largest cost of operations, are customarily paid as a percentage of admissions revenues and hence, while the film exhibition costs may increase on an absolute basis, the percentage of admissions revenues represented by such expense is not directly affected by inflation. Except as set forth above, inflation and changing prices have not had a significant impact on our total revenues and results of operations.

New Accounting Pronouncements

        In October 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards ("SFAS") No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires an entity to (1) recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status, (2) measure a defined benefit retirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year, and (3) recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after June 15, 2007, for an employer without publicly traded equity securities, or April 3, 2008 for AMCE. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008, or April 2, 2009 for AMCE Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer's benefit plans. We believe that as of March 30, 2006, our most recent fiscal year-end, this standard would have resulted in decreased liabilities and decreased accumulated other comprehensive loss of approximately $5,365,000.

        In September 2006, the FASB released SFAS No. 157, Fair Value Measurements which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. It does not expand the use of fair value in any new circumstances. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, or the first quarter of fiscal 2009 for AMCE. Early adoption is permitted. We do not anticipate this standard having a material effect on our consolidated financial statements.

        In September 2006, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"), Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by us in our fiscal year ending March 29, 2007. However, early application is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, filed after the publication of this guidance. We do not anticipate an effect on our consolidated financials statements with the adoption of SAB 108.

        In July 2006, the FASB released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 ("FIN 48" or the "Interpretation"), which clarifies the accounting for uncertainty in income taxes recognized in companies' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition whereby companies must determine whether it is more likely than not that a tax position will be sustained upon examination. The second step is measurement whereby a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The interpretation also provides guidance on derecognition of recognized tax benefits, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We expect to adopt the new requirements in the first quarter of fiscal 2008 and are currently evaluating the impact that the adoption of FIN 48 will have on our consolidated financial statements.

        In February 2006, the FASB agreed to issue FASB Staff Position (FSP) No. 123(R)-4, Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event, which requires companies to consider the probability of the occurrence of a contingent event that is outside the employees' control (i.e., change in control, or death or disability) in determining the classification of an employee stock option or similar instrument under FASB Statement No. 123(R), Share-Based Payment, where the award requires or permits cash settlement upon the contingent event. The FSP requires companies to classify employee stock options and similar instruments with contingent cash settlement features as equity awards provided the contingent event that permits or requires cash settlement is not considered probable of occurring. The adoption of FSP 123 R-4 did not have an impact on our consolidated financial position, results of operations, or cash flows.

        In October 2005, the FASB issued FASB Staff Position (FSP) 13-1, Accounting for Rental Costs Incurred during a Construction Period. FSP 13-1 clarifies there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Accordingly, we are no longer able to capitalize rental costs during the construction period and began expensing them as pre-opening expense prior to the theatre opening date. This FSP is effective for the first reporting period beginning after December 15, 2005. We have adopted this FSP during the fourth quarter of fiscal 2006 which results in recognition of pre-opening expense during the "rent holiday."

        In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination ("EITF 05-06"). EITF 05-06 concludes that the amortization period for leasehold improvements acquired in a business combination and leasehold improvements that are in service significantly after and not contemplated at the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of inception. The adoption of this pronouncement did not have a material effect on our consolidated financial statements.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154), which requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. We are not currently contemplating an accounting change which would be impacted by SFAS 154.

        In March 2004, the FASB issued Emerging Issues Task Force Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued Staff Position EITF Issue 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired. We do not believe that the adoption of EITF 03-1 will have a material impact on our financial condition or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to various market risks including interest rate risk and foreign currency exchange rate risk.

Derivatives

        On July 28, 2003, Grupo Cinemex entered into an interest rate swap agreement with a maturity of December 26, 2007 to manage its exposure to interest rate movements by effectively converting its previous long-term senior secured credit facility from a variable to a fixed rate. The notional amount of the interest rate swap reduces in accordance with the repayment provisions of Grupo Cinemex's previous long-term senior secured credit facility. Although this senior secured facility was repaid on August 13, 2004, the swap agreement remains outstanding and was redesignated as a hedge of the Grupo Cinemex Term Loan.

        The face amount of the interest rate swap on March 30, 2006 was 750 million Mexican pesos ($68.8 million). The swap agreement provides for the exchange of variable rate payments for fixed rate payments without the effect of leverage and without the exchange of the underlying face amount. The variable rate is based on the 28-day TIIE rate and the fixed rate is 8.5%. The fair market value of the interest rate swap was $444,000 as of March 30, 2006.

        On August 5, 2005, Grupo Cinemex entered into a new interest rate swap with a face amount of 382.8 million Mexican pesos ($35.1 million) as a complement to the July 28, 2003 interest rate swap noted above. The new interest rate swap was entered into in order to hedge the outstanding debt balance not covered by the July 28, 2003 interest rate swap. This new interest rate swap provides for the exchange of variable rate payment for fixed rate payments. The variable rate is based on the 28-day TIIE rate and the fixed rate is 9.89%. The fair market value of this interest rate swap was $2,257,000 as of March 30, 2006.

        We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. However, we do not anticipate non-performance by the counterparties.

        Market risk on variable-rate financial instruments.    We maintain a $850,000,000 senior secured credit facility, comprised of a $200,000,000 revolving credit facility and a $650,000,000 term loan facility, which permits borrowings at a rate equal to an applicable margin plus, at our option either a base rate or LIBOR. Increases in market interest rates would cause interest expense to increase and earnings before income taxes to decrease. The change in interest expense and earnings before income taxes would be dependent upon the weighted average outstanding borrowings during the reporting period following an increase in market interest rates. We had no borrowings on our new revolving credit facility as of March 30, 2006 and had $650,000,000 outstanding under the term loan facility, therefore, a 100 basis point increase in market interest rates would have increased or decreased interest expense on the new credit facility by $1,104,000 during the fifty-two weeks ended March 30, 2006. Also included in long-term debt are $205,000,000 of our Floating Notes due 2010. A 1% fluctuation in market interest rates would have increased or decreased interest expense on the Floating Notes due 2010 by $2,050,000 during the fifty-two weeks ended March 30, 2006.

        Market risk on fixed-rate financial instruments.    Included in long-term debt are $325,000,000 of our Notes due 2016, $212,811,000 of our Notes due 2011, $175,000,000 of our Notes due 2012, $300,000,000 of our Notes due 2014, $250,000,000 of our Fixed Notes due 2012 and $205,127,000 of our Discount Notes. Increases in market interest rates would generally cause a decrease in the fair value of the Notes due 2016, Notes due 2011, Notes due 2012, Notes due 2014, Fixed Notes due 2012 and Discount Notes and a decrease in market interest rates would generally cause an increase in fair value of the Notes due 2016, Notes due 2011, Notes due 2012, Notes due 2014, Fixed Notes due 2012 and Discount Notes.

        Foreign currency exchange rates.    We currently operate theatres in Mexico, France, Spain, the United Kingdom and Canada. As a result of these operations, we have assets, liabilities, revenues and expenses denominated in foreign currencies. The strengthening of the U.S. dollar against the respective currencies causes a decrease in the carrying values of assets, liabilities, revenues and expenses denominated in such foreign currencies and the weakening of the U.S. dollar against the respective currencies causes an increase in the carrying values of these items. The increases and decreases in assets, liabilities, revenues and expenses are included in accumulated other comprehensive income. Changes in foreign currency exchange rates also impact the comparability of earnings in these countries on a year-to-year basis. As the U.S. dollar strengthens, comparative translated earnings decrease, and as the U.S. dollar weakens comparative translated earnings from foreign operations increase. Although we do not currently hedge against foreign currency exchange rate risk, we do not intend to repatriate funds from the operations of our international theatres but instead intend to use them to fund current and future operations. A 10% fluctuation in the value of the U.S. dollar against all foreign currencies of countries where we currently operate theatres would either increase or decrease loss before income taxes and accumulated other comprehensive income (loss) by approximately $2.0 million and $42.7 million, respectively.

LCE HOLDINGS' MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of LCE Holdings' financial condition and results of operations should be read together with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements. Please see "Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to these statements. Capitalized terms used but not defined in this section shall have the meaning ascribed to them elsewhere in this prospectus. Terms defined in this section shall only be used as such for the purposes of this section. LCE Holdings has no material assets or operations of its own. In this section, "Loews," "we," "us" or "our" refer to LCE Holdings. The following discussion relates to the audited financial statements of LCE Holdings, included elsewhere in this prospectus.

Overview

        Loews operated theatres under the Loews Theatres, Cineplex Odeon, Cinemex, Magic Johnson and Star Theatres names. Its significant partnership operated theatres under the Yelmo Cineplex name. As of December 31, 2005, Loews owned, or had an interest in, and operated 2,169 screens at 191 theatres in 18 states and the District of Columbia, Mexico and Spain. Included in Loews' screen and theatre counts are 311 screens in 27 theatres in Spain at Yelmo Cineplex de Espana, S.L. ("Yelmo Cineplex"), in which it held a 50% partnership interest. Loews' principal geographic markets included the metropolitan areas of New York, Baltimore, Boston, Chicago, Dallas, Detroit, Houston, Los Angeles, San Francisco, Seattle and Washington D.C. in the U.S.; Mexico City in Mexico; and Madrid in Spain.

Recent Developments

The Megabox Cineplex Sale

        On December 28, 2005, Loews sold its 50% interest in Megabox to Finventures (UK) Limited and Mediaplex, Inc., its joint venture partner in Megabox, for proceeds of $78.4 million and recorded a gain on sale of $18.8 million included in equity income in long-term investments.

The Loews Transactions

        On July 30, 2004, LCE Holdings, a company formed by investment funds affiliated with Loews' former sponsors, acquired 100% of the capital stock of Loews and, indirectly, Cinemex, for an aggregate purchase price of approximately $1.5 billion. The purchase of Loews and Cinemex was financed with borrowings by Loews under a senior secured credit facility, the issuance of the 9.0% senior subordinated notes due 2014 and cash equity investments by Loews' former sponsors. Prior to the closing, Loews sold all of its Canadian and German film exhibition operations to its former investors, who indemnified Loews for certain potential liabilities in connection with those sales. We refer to these and other related transactions collectively as the "Loews Transactions."

Revenues

        Loews generates revenues primarily from box office receipts, concession sales and other revenue sources, including screen advertising sales, promotional activities and theatre management fees. Attendance levels and changes in average admission and concession revenues per patron affect Loews' revenues. Attendance is primarily affected by the commercial appeal of the films released during the period reported and the level of marketing and promotion by film studios and distributors. Historically, the major film distributors released those films that they anticipated would be the most successful during the summer and holiday seasons. Consequently, Loews' revenue during the first and third quarters is typically lower. Average admissions per patron are affected by the mix of film types (i.e., each film's appeal to certain audiences, such as children, teens or young adults) and established ticket prices. Average concession revenues per patron are affected by concession product mix, concession prices and the mix of film types. Loews generates other revenues related to theatre operations from such sources as on-screen and in-lobby advertising and sponsorships, the leasing of its theatres for motion picture premieres, screenings, private parties and corporate events and from game machines and ATMs in some of its theatre lobbies.

Expenses

        The largest expenses of operating Loews' theatres are film rental fees and theatre leasing expense. Other significant expenses include marketing and advertising, salaries and wages, concession product costs, insurance, utilities, maintenance and other occupancy related charges. Certain operating costs, such as film rental costs, salaries and wages and concession costs, vary directly with changes in revenues and attendance levels. Film rental fees are based on the related box office receipts at either mutually agreed-upon firm terms or estimates of the final settlement, depending upon its film licensing arrangement with a distributor for a particular film. Loews purchases concession supplies to replace units sold. Although theatre salaries and wages include a fixed cost component, these expenses vary in relation to revenues as theatre staffing levels are adjusted to handle fluctuations in attendance. Conversely, lease expenses are primarily a fixed cost at the theatre level, as Loews' theatre leases generally require a fixed monthly minimum rent payment. Many of Loews' theatre leases also include a percentage rent clause whereby the landlord is paid an additional amount of rent based upon revenues over a specified threshold. Certain of Loews' leases provide for percentage rent only.

        General and administrative expenses are related primarily to costs associated with executive and corporate management and the oversight of Loews' business, and include functions such as film buying, marketing and promotions, operations and concession management, accounting and financial reporting, legal, treasury, internal audit, safety and security, construction and design, real estate development and administration, human resources and information systems. Loews' general and administrative costs also include payroll, occupancy costs related to its corporate office in New York City, professional fees (such as audit and legal fees) and travel and related costs. Loews' general and administrative staffing and associated costs are maintained at a level that Loews deems appropriate to manage and support the size and nature of its theatre portfolio and its business activities.

Discontinued Operations

        In January 2004, Loews' management committed to a plan to sell Cineplex Odeon Corporation ("COC"), its wholly-owned subsidiary (comprising its Canadian operations, including its interest in the Cineplex Galaxy Limited Partnership), to Onex and OCM Cinema. This transaction closed on July 30, 2004. As a result of that decision, Loews has reported COC's results of operations for the one and seven months ended July 31, 2004 as discontinued operations. COC generated total revenue of $159.7 million and income before taxes of $12.1 million for the seven months ended July 31, 2004. COC generated total revenue of $198.5 million and income before taxes of $74.5 million for the year ended December 31, 2003.

        On July 30, 2004, as a condition to, and immediately prior to, the closing of the Loews Transactions, Loews sold 100% of its shares of capital stock of COC to affiliates of its former investors for a cash purchase price of $205.9 million. Loews used the proceeds from this sale to repay debt outstanding under its old credit facilities. As this sale was a transaction among parties under common control, the excess of the proceeds received ($205.9 million) over the book value of the assets sold ($33.3 million) has been recorded as a capital contribution ($172.6 million).

Results of Operations

        Although the Loews Transactions were consummated on July 30, 2004, for accounting purposes and consistent with its reporting periods, Loews has used July 31, 2004 as the effective date of the Loews Transactions. As such, Loews has reported operating results and financial position for all periods presented from January 1, 2004 through July 31, 2004 as those of the Predecessor Company and all periods from and after August 1, 2004 as those of the Successor Company. Each period has a different basis of accounting and, as a result, they are not comparable. As a result, for purposes of presenting a comparison of Loews' 2005 results to prior periods, Loews has presented the twelve months ended December 31, 2004 as the mathematical addition of its operating results for the seven months ended July 31, 2004 to the operating results for the five months ended December 31, 2004. Loews believes that this presentation provides more meaningful information about its results of operations. This approach is not consistent with U.S. GAAP, may yield results that are not strictly comparable on a period-to-period basis, and may not reflect the actual results Loews would have achieved.

Year Ended December 31, 2005 Compared to the Combined Year Ended December 31, 2004

        Total operating revenues.    Total operating revenues for the year ended December 31, 2005 decreased $48.6 million, or 5.3%, to $874.7 million from $923.3 million for the combined year ended December 31, 2004.

        Specific factors affecting the major components of Loews' total operating revenues are discussed below.

          Box office revenue.    Box office revenue for the year ended December 31, 2005 decreased $41.4 million, or 6.6%, to $581.0 million from $622.4 million for the combined year ended December 31, 2004. This decrease in box office revenue was due primarily to a decrease in attendance volume ($73.8 million) during the period and a decrease in box office revenue from closed theatres ($10.2 million). These decreases in box office revenue, which aggregated $84.0 million, were partially offset by an increase in average revenue per patron ($24.5 million) during the period, an increase in box office revenue from the operation of new theatres ($15.3 million) and an increase due to the effect of foreign currency exchange rates with respect to Loews' international operations ($2.8 million). Attendance decreased approximately 10.9 million patrons, or 10.3%, for the year ended December 31, 2005 as compared to the same combined period in the prior year. For the year ended December 31, 2005, U.S. industry attendance decreased by approximately 8.7%. This decrease in attendance can be attributed to the strong performance of film shown during the combined year ended December 31, 2004, including The Passion of the Christ, The Lord of the Rings: Return of the King, Shrek 2, Harry Potter and the Prisoner of Azkaban and The Day After Tomorrow.

          Concession revenue.    Concession revenues for the year ended December 31, 2005 decreased $6.9 million, or 2.7%, to $244.6 million from $251.5 million for the combined year ended December 31, 2004. This decrease in concession revenue was due primarily to a decrease in attendance volume during the period ($29.8 million) and a decrease in concession revenue from closed theatres ($3.8 million). These decreases in concession revenue, which aggregated $33.6 million, were offset by an increase in concession revenue per patron ($16.8 million) during the period, an increase in concession revenue from the operation of new theatres ($8.2 million) and an increase due to the effect of foreign currency exchange rates with respect to Loews' international operations ($1.7 million).

          Other revenues.    Other revenues for the year ended December 31, 2005 decreased $0.3 million, or 0.6%, to $49.1 million from $49.4 million for the combined year ended December 31, 2004. This decrease in other revenue was due primarily to decreases in advertising and promotional income, ATM usage, phone and Internet ticket sales ($0.9 million), a decrease in attendance volume ($0.7 million) during the period and a decrease in other revenue from closed theatres ($0.4 million). These decreases in other revenue, which aggregated $2.0 million, were partially offset by an increase in other revenues from the operation of new theatres ($0.7 million) and an increase due to the effect of foreign currency exchange rates with respect to Loews' international operations ($0.7 million).

        Theatre operations and other expenses.    Theatre operations and other expenses for the year ended December 31, 2005 decreased $20.0 million, or 3.0%, to $649.3 million from $669.3 million for the combined year ended December 31, 2004. This decrease in theatre operations and other expenses was due primarily to decreases in operating costs associated with a decrease in attendance volume ($41.3 million) during the period, a decrease in operating costs related to closed theatres ($11.4 million) and a decrease in film rental percentage ($1.3 million). These decreases in theatre operations and other expenses, which aggregated $54.0 million, were offset by increases in operating costs related to the operation of new theatres ($18.6 million), the additional film rental costs associated with ticket price increases ($11.8 million) and an increase due to the effect of foreign currency exchange rates with respect to Loews' international operations ($3.0 million). Theatre operations and other expenses, as a percentage of total revenues, increased to 74.2% for the year ended December 31, 2005 as compared to 72.5% for the combined year ended December 31, 2004 due primarily to the aforementioned decrease in revenues without corresponding decrease in costs, primarily fixed costs.

        Specific factors affecting the major components of theatre operations and other expenses are discussed below:

          Film costs.    Film costs decreased $20.6 million, or 6.9% for the year ended December 31, 2005 to $279.3 million from $299.9 million for the combined year ended December 31, 2004. This decrease in film costs was due primarily to a decrease in attendance ($35.5 million), a decrease in film costs associated with closed theatres ($4.9 million) and a decrease in film rental percentage primarily related to film product mix ($1.3 million). These decreases in film costs, which aggregated $41.7 million, were partially offset by increases in film rental costs resulting from ticket price increases ($11.8 million), increased film costs associated with the operation of new theatres ($8.1 million) and an increase due to the effect of foreign currency exchange rates with respect to Loews' international operations ($1.2 million). Film costs, as a percentage of box office revenue, of 48.1% for the year ended December 31, 2005 were flat when compared to the same period in the prior year.

          Rent expense.    Rent expense increased $1.4 million, or 1.2%, for the year ended December 31, 2005 to $121.6 million from $120.2 million for the combined year ended December 31, 2004. This increase in rent expense is due primarily to leasing costs associated with new theatres, which were partially offset by a decrease in leasing costs associated with closed theatres.

        Cost of concessions.    Cost of concessions for the year ended December 31, 2005 decreased $0.7 million, or 1.8%, to $36.6 million from $37.3 million for the combined year ended December 31, 2004. This decrease in cost of concessions was due primarily to a decrease in attendance volume ($4.4 million) during the period and a decrease in the cost of concessions from closed theatres ($0.5 million). These decreases in cost of concessions, which aggregated $4.9 million, was partially offset by an increase in product costs and the timing of certain promotional programs ($2.2 million), the incremental costs associated with the operation of new theatres ($1.6 million) and an increase due to effect of foreign currency exchange rates with respect to Loews' international operations ($0.4 million). Cost of concessions, as a percentage of concession revenues, of 15.0% for the year ended December 31, 2005 were flat when compared to the same period in the prior year.

        General and administrative costs.    General and administrative costs for the year ended December 31, 2005 decreased $10.5 million, or 16.3%, to $53.8 million from $64.3 million for the combined year ended December 31, 2004. This decrease in general and administrative costs was due primarily to a decrease in professional and legal fees related to the evaluation of potential merger and acquisition transactions which Loews incurred during the prior period ($13.0 million) and a decrease in the management fee charged by Loews' current sponsors compared to the fee charged by Loews' former investors ($0.6 million). This decrease in general and administrative expenses, which aggregated $13.6 million, was partially offset by an increase in costs associated with its day-to-day home office operations ($2.5 million) primarily due to inflation and an increase due to effect of foreign currency exchange rates with respect to Loews' international operations ($0.6 million). General and administrative expenses, as a percentage of total revenues, decreased to 6.1% for the year ended December 31, 2005 as compared to 7.0% for the combined year ended December 31, 2004.

        Depreciation and amortization.    Depreciation and amortization costs for the year ended December 31, 2005 increased $18.7 million, or 19.6%, to $114.1 million from $95.4 million for the combined year ended December 31, 2004. This increase in depreciation and amortization was due primarily to incremental depreciation resulting from investment in new depreciable assets related to new builds, the revaluation of Loews' depreciable assets as a result of the closing of the Loews Transactions in July 2004 ($17.7 million) and an increase due to the effect of foreign currency exchange rates with respect to Loews' international operations ($1.0 million).

        (Gain)/loss on asset disposition.    (Gain)/loss on asset disposition for the year ended December 31, 2005 decreased $3.1 million to a loss of $0.8 million from a gain of $2.3 million for the combined year ended December 31, 2004. The loss for the year ended December 31, 2005 was comprised of several theatre dispositions in the U.S. and Mexico. The gain for the combined year ended December 31, 2004 was primarily due to a large gain on the sale of one theatre property in the State of New York.

        Income from operations.    Loews' operating income for the year ended December 31, 2005 decreased $39.3 million, or 66.1%, to $20.1 million from $59.4 million for the combined year ended December 31, 2004. This decrease in operating income was due to the aggregate effect of all the factors described above.

        Interest expense.    Interest expense for the year ended December 31, 2005 increased $28.0 million, or 53.2%, to $80.7 million from $52.7 million for the combined year ended December 31, 2004. This increase in Loews' interest expense was due primarily to the increased level of debt outstanding as a result of the refinancing Loews undertook in order to effect the Loews Transactions and an overall increase in the average interest rate paid on its outstanding debt.

        Loss on early extinguishment of debt.    Loews' loss on early extinguishment of debt decreased by $7.7 million, or 100%, to $0.0 million for the year ended December 31, 2005 from $7.7 million for the combined year ended December 31, 2004. This decrease was due to the write-off of deferred debt financing fees associated with Loews' and Cinemex's former credit facilities that were repaid at the time of the Loews Transactions.

        Equity (income)/loss in long-term investments.    Loews' equity income in long-term investments increased by $20.7 million to $23.1 million for the year ended December 31, 2005 from $2.4 million for the combined year ended December 31, 2004 primarily due to the gain realized on Loews' sale of its interest in Megabox on December 28, 2005.

        Income tax expense.    Income tax expense for the year ended December 31, 2005 decreased $2.1 million, or 21.7%, to $7.5 million from $9.6 million for the combined year ended December 31, 2004. The decrease was driven by the reduction in book income and Mexican inflationary adjustments offset by tax provisions on the dividend received from Megabox during 2005 and the gain on the sale of

Loews' interest in Megabox. The effective tax rate for the year ended December 31, 2005 was approximately 20.2% as compared to approximately 12.4% for the successor period August 1, 2004 through December 31, 2004. The change in the effective rate between the periods is primarily a result of the impact of Mexican inflationary adjustments, the Megabox transaction and other permanent differences, offset by a valuation allowance against the U.S. deferred tax asset, since it was determined more likely than not that the deferred tax assets would not be realized.

        Discontinued operations.    Income from discontinued operations for the year ended December 31, 2005 decreased $7.4 million to $0.0 million from $7.4 million for the combined year ended December 31, 2004. The decrease is attributable to the year ended December 2004 including seven months of the operating results of Loews' Canadian film exhibition business, which was sold to affiliates of its former investors.

        Net Loss.    Net loss increased $44.1 million to a loss of $45.0 million for the year ended December 31, 2005 from a loss of $0.9 million for the combined year ended December 31, 2004. This increase in Loews' net loss was due to the aggregate effect of all the factors described above and the income from discontinued operations that had been included in the combined year ended December 31, 2004. Net loss, excluding discontinued operations, increased by $36.7 million to a loss of $45.0 million for the year ended December 31, 2005 as compared to a loss of $8.3 million for the combined year ended December 31, 2004 due to the aggregate effect of the items noted above.

Combined Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Total operating revenues.    Total operating revenues for the combined year ended December 31, 2004 decreased $4.9 million, or 0.5%, to $923.3 million from $928.2 million for the year ended December 31, 2003.

        Specific factors affecting the major components of Loews' total operating revenues are discussed below.

          Box office revenue.    Box office revenue for the combined year ended December 31, 2004 decreased $6.2 million, or 1.0%, to $622.4 million from $628.6 million for the year ended December 31, 2003. This decrease in box office revenue was due primarily to a decrease in attendance volume ($8.1 million) during the period, a decrease in box office revenue from closed theatres ($9.6 million) and a decrease due to the effect of foreign currency exchange rates with respect to Loews' international operations ($3.2 million). These decreases in box office revenue, which total $20.9 million, were partially offset by an increase in average revenue per patron ($9.6 million) during the period and an increase in box office revenue from the operation of new theatres ($5.1 million). Attendance decreased approximately 1.0 million patrons, or 0.9%, for the combined year ended December 31, 2004 as compared to the same period in the prior year primarily due to film product mix. Comparing theatres opened for a full year in both periods presented, attendance decreased by 1.4 million patrons, or 1.4%, for the year ended December 31, 2004 primarily due to the impact of competitive new builds and film product mix. However, Loews' decrease in attendance was less than the 2.4% decrease experienced by the theatre exhibition industry as a whole for the year ended December 31, 2004.

          Concession revenue.    Concession revenues for the combined year ended December 31, 2004 decreased $1.9 million, or 0.7%, to $251.5 million from $253.4 million for the year ended December 31, 2003. This decrease in concession revenue was due primarily to a decrease in attendance volume during the period ($3.3 million), a decrease in concession revenue from closed theatres ($3.9 million) and a decrease due to the effect of foreign currency exchange rates with respect to Loews' international operations ($1.9 million). These decreases in concession revenue, which aggregated $9.1 million, were partially offset by an increase in concession revenue per patron ($3.6 million) during the period and an increase in concession revenue from the operation of new theatres ($3.6 million).

          Other revenues.    Other revenues for the combined year ended December 31, 2004 increased $3.2 million, or 7.0%, to $49.4 million from $46.2 million for the year ended December 31, 2003. This increase was due primarily to increases in advertising and promotional income, ATM usage, phone and Internet ticket sales ($4.2 million) and an increase in other revenues from the operation of new theatres ($0.2 million). These increases in other revenues, which aggregated $4.4 million, were partially offset by a decrease in other revenues from closed theatres ($0.8 million), a decrease due to the effect of foreign currency exchange rates with respect to Loews' international operations ($0.8 million) and a decrease in attendance volume ($0.2 million).

        Theatre operations and other expenses.    Theatre operations and other expenses for the combined year ended December 31, 2004 decreased $12.2 million, or 1.8%, to $669.3 million from $681.5 million for the year ended December 31, 2003. This decrease in theatre operations and other expenses was due primarily to decreases in operating costs related to closed theatres ($12.4 million), a decrease in attendance volume ($4.6 million), a decrease due to the effect of foreign currency exchange rates with respect to Loews' international operations ($3.4 million), a decrease in film rental costs related to a decrease in film rental percentage ($1.3 million). These decreases in theatre operations and other expenses, which aggregated $21.7 million, were partially offset by increases in operating costs related to the operation of new theatres ($5.5 million) and the additional film costs associated with ticket price increases ($4.6 million). Theatre operations and other expenses, as a percentage of total revenues, improved to 72.4% for the combined year ended December 31, 2004 as compared to 73.4% for the year ended December 31, 2003.

        Specific factors affecting the major components of theatre operations and other expenses are discussed below:

          Film costs.    Film costs decreased $4.3 million, or 1.4% for the combined year ended December 31, 2004 to $299.9 million from $304.2 million for the year ended December 31, 2003. This decrease in film costs was due primarily to a decrease in film costs associated with closed theatres ($4.6 million), a decrease in attendance ($3.9 million), a decrease in the film rental percentage ($1.3 million) and a decrease due to the effect of foreign currency exchange rates with respect to Loews' international operations ($1.3 million). These decreases, which aggregated $11.1 million were partially offset by increases in film rental payments resulting from ticket price increases ($4.6 million) and increased film costs associated with the operation of new theatres ($2.2 million). Film costs as a percentage of box office revenue were 48.2% for the combined year ended December 31, 2004 as compared to 48.4% for the same period in the prior year.

          Rent expense.    Rent expense increased $0.7 million for the combined year ended December 31, 2004 to $120.2 million from $119.5 million for the year ended December 31, 2003. This increase in rent expense is due primarily to leasing costs associated with new theatres, which were partially offset by a decrease in leasing costs associated with closed theatres.

        Cost of concessions.    Cost of concessions for the combined year ended December 31, 2004 increased $1.9 million, or 5.2%, to $37.3 million from $35.5 million for the year ended December 31, 2003. This increase in cost of concessions was due primarily to an increase in product costs and the costs associated with certain promotional programs ($2.3 million) and the costs associated with the operation of new theatres ($0.9 million). These increases in cost of concessions, which aggregated $3.2 million, were partially offset by a decrease in cost of concession from closed theatres ($0.5 million), decrease in attendance volume ($0.4 million) and the effect of foreign currency exchange rates with respect to Loews' international operations ($0.4 million). Cost of concessions, as a percentage of concession revenues, increased to 14.8% for the combined year ended December 31,

2004 as compared to 14.0% for the year ended December 31, 2003 primarily as a result of increases in product costs which were not passed along to patrons through increased selling prices.

        General and administrative costs.    General and administrative costs for the combined year ended December 31, 2004 increased $4.2 million, or 6.9%, to $64.3 million from $60.1 million for the year ended December 31, 2003. The increase in general and administrative costs was due primarily to an increase in various corporate expenses associated with the Loews Transactions ($8.0 million), including the payment of success bonuses. This increase in general and administrative expenses was partially offset by a decrease in salary and benefit costs and legal fees associated with Loews' day to day operations ($3.0 million), a decrease in the management fee paid to Loews' shareholders ($0.4 million) and the effect of changes in exchange rates with respect to Loews' international operations ($0.4 million). General and administrative expenses, as a percentage of total revenues, increased to 7.0% for the combined year ended December 31, 2004 as compared to 6.5% for the year ended December 31, 2003.

        Depreciation and amortization.    Depreciation and amortization costs for the combined year ended December 31, 2004 on a combined basis increased $14.5 million, or 17.9%, to $95.4 million from $80.9 million for the year ended December 31, 2003. This increase in depreciation and amortization was due primarily to incremental depreciation resulting from investment in new depreciable assets related to new builds and the revaluation of Loews' depreciable assets as a result of the closing of the Loews Transactions ($15.5 million). This increase was partially offset by the effect of foreign currency exchange rates with respect to Loews' international operations ($1.0 million).

        Gain on asset disposition.    The gain on asset disposition for the combined year ended December 31, 2004 decreased $2.2 million to $2.3 million from $4.5 million for the year ended December 31, 2003. The gain for the year ended December 31, 2004 was due primarily to the sale of one theatre property in the state of New York and the gain for the year ended December 31, 2003 was due primarily to the sale of two theatre properties located in Massachusetts and Minnesota.

        Income from Operations.    Loews' operating income for the combined year ended December 31, 2004 decreased $15.4 million, or 20.6%, to $59.4 million from $74.8 million for the year ended December 31, 2003. This decrease in operating income was due to the aggregate effect of all the factors described above.

        Interest expense.    Interest expense for the combined year ended December 31, 2004 increased $17.4 million, or 49.4%, to $52.7 million from $35.3 million for the year ended December 31, 2003. This increase in Loews' interest expense was due primarily to the increased level of debt outstanding as a result of the refinancing Loews undertook in order to effect the Loews Transactions and an overall increase in the average interest rate paid on its outstanding debt.

        Loss on early extinguishment of debt.    Loss on early extinguishment of debt for the combined year ended December 31, 2004 was $7.7 million. This is due primarily to the write-off of the deferred financing fees associated with Loews' and Cinemax's former credit facilities that were repaid at the time of the Loews Transactions. Loews did not record any loss on early extinguishment of debt for the year ended December 31, 2003.

        Discontinued operations.    Income from discontinued operations for the combined year ended December 31, 2004 decreased $48.8 million to $7.4 million for the combined year ended December 31, 2004 from $56.2 million for the year ended December 31, 2003. A portion of the decrease is attributable to the year ended December 2004 including only seven months of the operating results of Loews' Canadian film exhibition business, which was sold to affiliates of Loews' former investors. The remaining portion of the decrease in income from discontinued operations is the result of a gain that had been recorded during 2003 related to the sale of a portion of the interest in Loews' Canadian theatre operations to the Cineplex Galaxy Income Fund.

        Income tax expense.    Income tax expense for the combined year ended December 31, 2004 decreased $5.7 million to $9.6 million from $15.3 million for the year ended December 31, 2003. The decrease was driven by the reduction of book income offset by an increase in non-deductible expenses. As a result of combining the predecessor and successor periods to obtain a full year ended December 31, 2004, the effective rates of 12.4% and 47.0% for the five months ended December 31, 2004 and the seven months ended July 31, 2004, respectively, are not meaningful for comparison to the effective rate of 40.4% for the year ended December 31, 2003.

        Net Income.    Net income decreased $79.8 million to a loss of $0.9 million for the combined year ended December 31, 2004 from income of $78.9 million for the year ended December 31, 2003. This decrease in net income was due to the aggregate effect of all the factors described above. Net income, excluding discontinued operations, decreased by $31.0 million to a loss of $8.3 million for the year ended December 31, 2004 on a combined period basis as compared to income of $22.7 million for the year ended December 31, 2003 due to the aggregate effect of the items noted above.

Liquidity and Capital Resources

Cash Flows

        Loews generates cash flows from its theatre operations. Loews' cash flows are generated primarily from the sale of admission tickets, concession sales and other revenue including advertising and promotional income. Generally, this provides Loews with positive working capital, which is consistent with the industry, since cash revenues are generally collected in advance of payment of Loews' operating expenses. Loews' operating revenue levels are directly related to the success and appeal of the film product produced and distributed by the studios.

        Operating Cash Flows.    Net cash provided by operating activities was $67.4 million, $38.1 million, $75.2 million and $89.0 million for year ended December 31, 2005, the five months ended December 31, 2004 and the seven months ended July 31, 2004, and the year ended December 31, 2003, respectively. Cash provided by operating activities was a result of changes in Loews' operating activities and changes in its working capital related to the timing of payments to various vendors. Cash provided by operating activities for the seven months ended July 31, 2004 was a result of an increase in revenues from the operations of its theatres and changes in its working capital related to the timing of payments to various vendors. This increase was offset by increased operating costs related to the increase in revenues. Cash provided by operating activities for the year ended December 31, 2003 was a result of an increase in box office revenue, concession revenue and miscellaneous income from the operations of Loews' theatres.

        Investing Cash Flows.    Net cash provided by investing activities, as reflected in Loews' statement of cash flows, was $5.6 million for the year ended December 31, 2005 and was due primarily to the proceeds from the sale of Loews' interest in the Megabox joint venture ($78.4 million) and the proceeds from the sale of assets ($1.5 million). This source of cash was partially offset by capital expenditures related to expenditures for new builds, maintenance and upgrades to existing theatres and spending on management information systems and applications ($67.3 million), Loews' purchase of an additional 49.99% interest in Magic Johnson Theatres Limited Partnership ($3.7 million), payments made on pre-acquisition contingencies ($1.9 million) and investments made in marketable equity securities ($1.2 million).

        Net cash used in investing activities, as reflected in Loews' statement of cash flows, was $1,323.9 million for the five months ended December 31, 2004 and cash provided by investing activities was $174.3 million for the seven months ended July 31, 2004. Cash used in investing activities for the five months ended December 31, 2004 was due primarily to payments made to Loews' former investors at the time of the Loews Transactions ($1,305.9 million), capital expenditures related to the construction of one theatre location comprising 12 screens in the U.S. ($17.2 million) and payments made as a result of the Loews Transactions ($3.2 million). This use of cash was partially offset by the proceeds from the sale of assets, which included one theatre location with 14 screens ($2.4 million). Cash provided by investing activities for the seven months ended July 31, 2004 was due primarily to the proceeds from the sale of COC ($205.9 million) and the proceeds from the sale of assets, which included one theatre location with five screens ($7.4 million). These sources of cash were partially offset by capital expenditures related to the construction of one theatre location comprising 12 screens in Mexico ($36.6 million) and investment in/advances to partnerships ($2.4 million).

        Net cash used in investing activities was $31.2 million for the year ended December 31, 2003 and was due primarily to the proceeds from asset sales, which included three theatre locations with 12 screens ($13.7 million). These sources of cash were partially offset by capital expenditures ($40.9 million) and investment in/advances to partnerships ($4.1 million).

        Financing Cash Flows.    Net cash provided by financing activities, as reflected in Loews' statement of cash flows, was $1.0 million for the year ended December 31, 2005 and was due primarily to the proceeds from the delay draw portion of the Cinemex term loan ($10.0 million) and a capital contribution from LCE Holdings ($1.1 million). These sources of cash were partially offset by prepayments of debt related to Loews' senior secured credit facility in the United States ($8.0 million), the repayment of mortgages and capital leases ($1.2 million) and debt issuance costs paid related to Loews' exchange offer of their 9.0% senior subordinated notes due 2014 ($1.0 million).

        Net cash provided by financing activities, as reflected in Loews' statement of cash flows, was $1,187.1 million for the five months ended December 31, 2004 and net cash used in financing activities was $218.0 million for the seven months ended July 31, 2004. Cash provided by financing activities for the five months ended December 31, 2004 was due primarily to the proceeds received from equity contributions from Loews' former sponsors ($421.7 million) and the proceeds from Loews' senior secured credit facility ($630.0 million), Loews' 9.0% senior subordinated notes due 2014 ($315.0 million), the Cinemex term loan ($90.0 million) and amounts drawn under its revolving credit facility ($7.3 million). These sources of cash were partially offset by repayment of Loews' former term loan ($92.3 million), Mexican credit facility ($87.7 million) and priority secured credit agreement ($28.7 million), payments on amounts previously drawn under its revolving credit facilities ($7.3 million), scheduled payments of amounts due under its senior secured credit facility ($1.6 million), the payment of Loews Transaction related expenses ($17.4 million) and debt issuance costs ($41.6 million). Cash used in financing activities for the seven months ended July 31, 2004 was due primarily to payments made on its former term loan ($215.0 million) and priority secured credit agreement ($2.4 million).

        Net cash used in financing activities for the year ended December 31, 2003 was $12.1 million and was due primarily to the repayment of debt ($174.3 million) and the payment of deferred financing fees ($1.8 million) partially offset by a return of capital from the sale of a minority interest in Cineplex Galaxy ($163.5 million) and an equity contribution ($0.5 million).

Capital Expenditures

        Loews funds the cost of its capital expenditures through internally generated cash flows, cash on hand and financing activities. Loews' capital requirements have historically arisen principally in connection with acquisitions, construction of new theatres, adding new screens to existing theatres, upgrading its theatre facilities and general management information system upgrades. During the year ended December 31, 2005, the five months ended December 31, 2004, the seven months ended July 31,

2004 and the year ended December 31, 2003 Loews had $67.3, $17.2 million, $36.6 million and $40.9 million, respectively, in capital expenditures.

	Total Capital Expenditures	New Build Capital Expenditures	Maintenance and Upgrade Capital Expenditures
		(in millions)
Year ended December 31, 2005	$67.3	$35.2	$32.1
Combined year ended December 31, 2004	$53.8	$42.1	$11.7
Year ended December 31, 2003	$40.9	$23.1	$17.8

BUSINESS

        We are one of the world's leading theatrical exhibition companies based on total revenues. We were founded in 1920 and over the years we have pioneered many of the industry's leading innovations including the megaplex theatre. Additionally, through our acquisition activity we have acquired some of the most respected companies in the theatrical exhibition industry such as General Cinemas and Loews. As of September 28, 2006, we owned, operated or held interests in 411 theatres with a total of 5,635 screens, of which approximately 82% were located in the United States and Canada. We believe that we have one of the most modern theatre circuits among the world's major theatre exhibitors. Our circuit of high-performing theatres is primarily located in large, urban markets where we have a strong market position which allows us to maximize revenues and manage our costs effectively. For the 52 weeks ended March 30, 2006, on a pro forma basis, we had revenues of $2.4 billion, Adjusted EBITDA (as defined on page 12 under "Summary Unaudited Pro Forma Financial and Operating Data") of $367.5 million, a loss from continuing operations of $245.2 million and, on a historical basis, we had net cash provided by operating activities of $25.7 million. For the 52 weeks ended September 28, 2006, on a pro forma basis, we had revenues of $2.4 billion, Adjusted EBITDA of $389.9 million, a loss from continuing operations of $189.7 million and, on a historical basis, we had net cash provided by operating activities of $96.4 million. Net cash provided by operating activities for the 52 weeks ended March 30, 2006 and September 28, 2006 do not include $142.5 million of cash acquired in the Mergers. See "Summary Unaudited Pro Forma Financial and Operating Data."

        In the United States, as of September 28, 2006, we operated 312 theatres with 4,468 screens in 30 states and the District of Columbia. We have a significant presence in most major urban "Designated Market Areas," or "DMAs" (television market areas as defined by Nielsen Media Research). For the 52 weeks ended September 28, 2006, we had the number one or two market share in 21 of the top 25 DMAs in the U.S., including the number one market share in New York City, Chicago, Dallas and Boston, among others, and we operated 25 of the top 50 theatres in the U.S. and Canada in terms of box office revenues as measured by Rentrak. As of September 28, 2006, we had an average of 14.5 screens per theatre, which we believe to be the highest among the major U.S. and Canada theatre exhibitors. Our U.S. and Canada theatre circuit represented 91.5% of our revenues for the 52 weeks ended September 28, 2006 on a pro forma basis.

        The following table provides detail with respect to the geographic location of our U.S. and Canada theatre circuit as of September 28, 2006:

United States and Canada	Theatres(1)	Screens(1)
California	37	575
Texas	26	488
Florida	28	432
New Jersey	23	284
New York	27	279
Illinois	18	271
Michigan	13	214
Georgia	11	177
Arizona	8	163
Pennsylvania	14	158
Washington	15	149
Maryland	14	148
Massachusetts	11	141
Ohio	9	133
Virginia	9	131
Missouri	8	117
Minnesota	6	75
Colorado	4	72
Louisiana	5	68
North Carolina	3	60
Oklahoma	3	60
Kansas	2	49
Indiana	3	40
Connecticut	2	36
District of Columbia	5	33
South Carolina	3	28
Nebraska	1	24
Kentucky	1	20
Wisconsin	1	18
Arkansas	1	16
Utah	1	9

Total United States	312	4,468

Canada	7	160

Total United States and Canada	319	4,628

(1)
Included in the above table are five theatres and 64 screens that we manage or in which we have a partial interest.

        As of September 28, 2006, our international circuit of 92 theatres and 1,007 screens consisted principally of wholly-owned theatres in Mexico and unconsolidated joint ventures in South America and Spain. In Mexico, we owned and operated 43 theatres and 476 screens primarily located in the Mexico City Metropolitan Area, or MCMA, through Grupo Cinemex, S.A. de C.V. and its subsidiaries (Cinemex). We believe that we have the number one market share in the MCMA with an estimated 49% of MCMA attendance through August of calendar 2006. We also had three wholly-owned theatres and 42 screens in Europe. Our wholly-owned international circuit represented 8.5% of our revenues for the 52 weeks ended September 28, 2006 on a pro forma basis.

        In addition, as of September 28, 2006, we participated in 50% joint ventures in South America (Hoyts General Cinema South America, or HGCSA) and Spain (Yelmo Cineplex, S.L., or Yelmo) which collectively owned 46 theatres and 489 screens. Although we do not consolidate our joint ventures, we have been able to capture value for these assets through divestitures. For example, in July 2005, Loews received a distribution from its South Korea circuit, Megabox Cineplex, Inc., or Megabox, of approximately $11.9 million (12.3 billion South Korean won), net of local withholding taxes. In December 2005, Loews sold its 50% stake in Megabox, which sale generated approximately $78.4 million (79.5 billion South Korean won) in proceeds, net of local withholding taxes. Additionally, in May 2006, AMCEI and our subsidiary AMC Entertainment International Limited sold its interests in AMC Entertainment España S.A., which owned and operated 4 theatres with 86 screens in Spain, and Actividades Multi-Cinemex E Espectáculos, LDA, which owned and operated 1 theatre with 20 screens in Portugal for a net sales price of approximately $35.4 million.

        The following table provides detail with respect to the geographic location of our international theatre circuit as of September 28, 2006:

International	Theatres(1)	Screens(1)
Mexico	43	476
Argentina(2)	9	87
Brazil(2)	1	15
Chile(2)	6	50
Uruguay(2)	1	8
China (Hong Kong)(3)	1	11
France	1	14
Spain(4)	28	318
United Kingdom	2	28

Total International	92	1,007

(1)
Included in the above table are 46 theatres and 489 screens that we manage or in which we have a partial interest.

(2)
Operated through HGCSA.

(3)
Although we sold our only theatre in Hong Kong on January 5, 2006, we maintain a partial interest represented by a license agreement with purchaser for continued use of our trademark.

(4)
Operated through Yelmo.

        We have improved the quality of our theatre circuit by adding new screens through new builds (including expansions) and acquisitions and by disposing of older screens through closures and sales. As of September 28, 2006, 3,274, or approximately 71%, of our screens in the United States and Canada were located in megaplex theatres. The average number of screens per theatre in the United States and Canada as of September 28, 2006 was 14.5 for the combined company, which was well above the National Association of Theatre Owners average of 6.5 and indicative of the extent to which we have upgraded our theatre circuit.

        The following table sets forth historical and pro forma information of AMC Entertainment and Loews, on a combined basis, concerning new builds (including expansions), acquisitions and dispositions (including disposals to comply with the U.S. Department of Justice and State Attorney General

requirements for approval of the Mergers and our Portugal and Spain dispositions) and end of period theatres and screens through September 28, 2006:

	New Builds		Acquisitions		Closures/Dispositions		Total Theatres(1)
Fiscal Year	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens
1996	9	177	—	—	42	180	371	2,569
1997	20	368	—	—	30	133	361	2,804
1998	28	674	—	—	33	151	356	3,327
1999	33	547	314	1,736	73	278	630	5,332
2000	33	650	—	—	96	490	567	5,492
2001	16	262	—	—	144	837	439	4,917
2002	15	255	5	68	54	338	405	4,902
2003	7	123	109	1,155	106	829	415	5,351
2004	9	133	3	48	27	190	400	5,342
2005	7	89	—	—	16	102	391	5,329
2006	14	197	—	—	30	264	375	5,262
2007(2)	3	48	—	—	18	228	360	5,082

	194	3,523	431	3,007	669	4,020

(1)
Excludes 51 theatres and 553 screens that we manage or in which we have a partial interest.

(2)
Through September 28, 2006.

Our Competitive Strengths

        Key characteristics of our business that we believe make us a particularly effective competitor against other theatrical exhibition companies and position us well for future growth include:

  •
  our leading scale and market position;

  •
  our modern theatre circuit;

  •
  our highly productive theatres;

  •
  our broad major market coverage with prime theatre locations;

  •
  our strong cash flow generation; and

  •
  our proven management team.

        Leading Scale and Market Position.    We are one of the world's leading theatrical exhibition companies based on total revenues, enjoying geographic market diversification and leadership in major markets worldwide. Our merger on January 26, 2006 with Loews combined two leading theatrical exhibition companies, each with a long history of operating in the industry and increased the number of screens we operated by 47%. As of September 28, 2006, we owned, operated or held interests in a geographically diverse theatre circuit consisting of 411 theatres and 5,635 screens. We believe the size of our operations allows us to achieve economies of scale, which provides us with a competitive advantage in real estate, theatre level operations, purchasing, theatre support and general and adminstrative activities, and positions us to benefit from positive industry attendance trends and revenue generating opportunities.

        Modern Theatre Circuit.    We are an industry leader in the development and operation of megaplex theatres, typically defined as a theatre having 14 or more screens and offering amenities to enhance the movie-going experience, such as stadium seating providing unobstructed viewing, digital sound and enhanced seat design. We believe that the megaplex format provides the operator with enhanced revenue opportunities and better asset utilization while creating convenience for patrons by increasing film choice and the number of film starting times. We continually upgrade the quality of our theatre circuit by adding new screens through new builds (including expansions) and acquisitions and by disposing of older screens through closures and sales. From April 1995 through September 28, 2006, AMC Entertainment and Loews built 194 theatres with 3,523 new screens, acquired 431 theatres with 3,007 screens and disposed of 669 theatres with 4,020 screens. Of the total new build screens, 2,933 were added during the 1995 through 2002 period as we led the industry in modernizing our circuit through development of megaplex theatres. As of September 28, 2006, 3,274 or approximately 71% of our screens in the U.S. and Canada were located in megaplex theatres and as a result of the high quality nature of our circuit, the pace of new builds has recently slowed. The average number of screens per theatre in the United States and Canada increased from 11.2 for AMCE at the end of 2001 to 14.5 for the combined company as of September 28, 2006, which was well above the National Association of Theatre Owners average of 6.5 and indicative of the extent to which we have upgraded our theatre circuit.

        Highly Productive Theatres.    Our theatres are generally among the most productive in the markets where they operate. For the 52 weeks ended September 28, 2006, we had the number one market share in New York City, Chicago, Dallas and Boston among others, and we operated 25 of the top 50 theatres in the U.S. and Canada in terms of box office revenue as measured by Rentrak. Our next closest competitor operated ten of the top 50 theatres. In addition, for the 52 weeks ended September 28, 2006, on a pro forma basis, our theatre circuit in the United States and Canada produced box office revenues per screen at rates approximately 25% higher than our closest peer competitor and 42% higher than the industry average, as measured by Rentrak. On average, our theatres do more business and serve more customers, which positions us to benefit from our highly profitable concessions operations and from growth in advertising, arcade, ticketing fees and other ancillary sources of revenue.

        Broad Major Market Coverage in the United States with Prime Theatre Locations.    Our theatres are generally located in large, urban markets, giving us a breadth of market coverage that places us in most major markets in the United States. As of September 28, 2006, we operate in all but two of the Top 25 DMAs. Our theatres are usually located near or within developments that include retail stores, restaurants and other activities that complement the movie-going experience. Traditionally, the population densities, affluence and ethnic and cultural diversity of top DMA's generate higher levels of box office per capita and greater opportunity for a broader array of film genre, all of which we believe position the AMC circuit to benefit from the potential growth in these markets.

        Strong Cash Flow Generation.    As a leading exhibitor, AMC Entertainment generated net cash provided by operating activities of $65.0 million for the six months ended September 28, 2006. In future years, we expect to generate enough cash flow to service debt, maintain existing facilities, invest in our business through an appropriate level of new builds that allows us to maintain the high quality of our theatre circuit and to pay dividends to shareholders.

        Proven Management Team.    Our highly experienced senior management team has an average of 25 years of experience in the theatrical exhibition industry. Management has also successfully integrated a number of acquisitions which have achieved immediate cost-savings and has demonstrated the ability to successfully manage our business through all industry and economic cycles.

Our Strategy

        Our strategic plan has three principal elements:

  •
  maximizing operating efficiencies by focusing on the fundamentals of our business;

  •
  optimizing our theatre portfolio through selective new builds, acquisitions and the disposition of underperforming theatres; and

  •
  enhancing and extending our business and brands and in doing so, growing our core and ancillary revenues.

        Maximizing Operating Efficiencies.    We believe the fundamentals of our business include maximizing revenues, managing our costs and improving our margins. For example, since fiscal 2001, AMC Entertainment has implemented key initiatives in each of these areas, which have resulted in the following:

  •
  theatre revenues per patron for AMC Entertainment have increased by a 5.1% compound annual growth rate, or CAGR, from fiscal 2001 through the 52 week period ended September 28, 2006, which resulted in a per patron increase of greater than $2.40 over this period; and

  •
  as a result of numerous cost control initiatives, our cost of operations have declined as a percentage of total revenues from 67.4% in fiscal 2001 to 63.8% for the 52 weeks ended September 28. 2006;

As a result, our Segment Adjusted EBITDA(1) margins have increased from 14.5% in fiscal 2001 to 18.2% for the 52 weeks ended September 28, 2006, additionally;

(1)
See Note 11 to our Unaudited Financial Statements and Note 16 to our Audited Financial Statements included in this prospectus for a discussion of Segment Adjusted EBITDA.

•
general and administrative expenses: other for AMC Entertainment have declined as a percentage of total revenue from 2.7% in fiscal 2001 to 2.3% during the 52 weeks ended September 28, 2006.

        Optimizing Our Theatre Portfolio.    Asset quality is a function of our selective new build, acquisition and theatre disposition strategies.

        As a recognized leader in the development and operation of megaplex theatres and based upon our financial resources, we believe that we will continue to have attractive new build opportunities presented to us by real estate developers and others. We intend to selectively pursue new build opportunities where the characteristics of the location and the overall market meet our strategic and financial return criteria. As of September 28, 2006, we had 9 theatres with 129 screens under construction and scheduled to open in fiscal 2007.

        There are approximately 590 theatrical exhibitors in the United States and Canada, and the top five exhibitors account for approximately 52% of the industry's screens. This statistic is up from 34% in 1999 and is evidence that the theatrical exhibition business in the United States and Canada has been consolidating. AMC Entertainment and Loews each played a key role in this consolidation process from 2002 through 2004, with AMC Entertainment acquiring three domestic theatre operators with a total of 737 screens and Loews acquiring two domestic theatre operators with a total of 185 screens. We intend to continue our disciplined approach of assessing strategic acquisition opportunities as they present themselves.

        We believe that a major factor that further differentiates us from our competitors and has contributed to our overall theatre portfolio quality has been our proactive effort to close or dispose of older, underperforming theatres. Since fiscal 1995, our last fiscal year before the first megaplex theatre opened, we have closed or disposed of 4,020 screens on a combined basis, 1,630 of which were owned by AMC Entertainment at the time of disposal and 2,390 of which were owned by Loews. We have identified 52 multiplex theatres with 418 screens that we may close over the next one to three years due to the expiration of leases or early lease terminations. In order to maintain a modern, high quality theatre circuit, we will continue to evaluate our theatre portfolio and, where appropriate, dispose of theatres through closures, lease terminations, lease buyouts, sales or subleases.

        Enhancing and Extending Our Business and Brands.    We believe there are opportunities to increase our core and ancillary revenues and build brand equity through enhancements of our business, new product offerings and strategic marketing initiatives. We have explored numerous ways to grow our ancillary revenues, which are traditionally high growth, high margin prospects. For example:

  •
  We were a founding member and currently own approximately 29% of National CineMedia, LLC, a cinema screen advertising venture representing 12,973 U.S. and Canadian theatre screens (of which 11,077 are equipped with digital projection capabilities) and reaching 530 million movie guests annually;

  •
  We were a founding partner and currently own approximately 27% of MovieTickets.com, an Internet ticketing venture representing over 9,500 screens; we own approximately 9% of Fandango, an on-line movie ticketing company that Loews founded with several other exhibitors and which represents approximately 14,000 screens;

  •
  Our MovieWatcher frequent moviegoer loyalty program has been the largest program in the industry with approximately 1.6 million active members;

  •
  We introduced the AMC Entertainment Card in October 2002, the first stored valued gift card sold circuit wide in the industry. We currently sell the card through several marketing alliances at approximately 50,000 retail outlets throughout the United States and Canada; and

  •
  During 2006, we implemented specific marketing initiatives targeted at increasing attendance. In addition, we have introduced value oriented product combinations and pricing as part of our concession offerings that has increased concession spending per patron and profitability.

Film Licensing

        We predominantly license "first-run" motion pictures from distributors owned by major film production companies and from independent distributors. We license films on a film-by-film and theatre-by-theatre basis. We obtain these licenses based on several factors, including number of seats and screens available for a particular picture, revenue potential and the location and condition of our theatres. We pay rental fees on a negotiated basis.

        During the period from 1990 to 2005, the annual number of first-run motion pictures released by distributors in the United States ranged from a low of 370 in 1995 to a high of 535 in 2005, according to the Motion Picture Association 2005 MPA Market Statistics.

        North American film distributors typically establish geographic film licensing zones and generally allocate available film to one theatre within that zone. Film zones generally encompass a radius of three to five miles in metropolitan and suburban markets, depending primarily upon population density. In film zones where we are the sole exhibitor, we obtain film licenses by selecting a film from among those offered and negotiating directly with the distributor. As of March 30, 2006, on a pro forma basis, approximately 87% of our screens in the United States were located in non-competitive film zones.

        Licenses that we enter into typically state that rental fees are based on either firm terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under a firm terms formula, we pay the distributor a specified percentage of box office receipts, with the percentages declining over the term of the run.

        There are several distributors which provide a substantial portion of quality first-run motion pictures to the exhibition industry. These include Buena Vista Pictures (Disney), Paramount Pictures, Universal Pictures, Warner Bros. Distribution, New Line Cinema, SONY Pictures Releasing, Lions Gate Films, Focus, Twentieth Century Fox and Weinstein Company. Films licensed from these distributors accounted for approximately 88% of our U.S. and Canadian admissions revenues during fiscal 2006. Our revenues attributable to individual distributors may vary significantly from year to year depending upon the commercial success of each distributor's motion pictures in any given year. In fiscal 2006, no single distributor accounted for more than 5% of the motion pictures that we licensed or for more than 15% of our box office admissions.

Concessions

        Concessions sales are our second largest source of revenue after box office admissions. Concessions items include popcorn, soft drinks, candy, hot dogs and other products. Different varieties of candy and soft drinks are offered at our theatres based on preferences in that particular geographic region. We have also implemented "combo-meals" for patrons which offer a pre-selected assortment of concessions products and offer co-branded and private label products that are unique to us.

        Our strategy emphasizes prominent and appealing concessions counters designed for rapid service and efficiency. We design our megaplex theatres to have more concessions capacity to make it easier to serve larger numbers of customers. Strategic placement of large concessions stands within theatres heightens their visibility, aids in reducing the length of lines, allows flexibility to introduce new concepts and improves traffic flow around the concessions stands.

        We negotiate prices for our concessions products and supplies directly with concessions vendors on a national or regional basis to obtain high volume discounts or bulk rates and marketing incentives.

Theatre Management and Support

        We use a centralized structure for policy development, strategic planning, asset management, marketing, human resources, finance, accounting and information systems. These systems are managed at our corporate office located in Kansas City, Missouri.

        We staff our theatres with personnel capable of making day-to-day operating decisions. A portion of management's compensation at each theatre is linked to the operating results of that theatre. All theatre level personnel complete formal training programs to maximize both customer service and the efficiency of our operations. Theatre managers receive market-based training within their first 18 months with us which focuses on operations administration, marketing and information systems interpretation.

        Theatre staffing varies depending on the size and configuration of the theatre and levels of attendance. For example, a typical 10-screen movie theatre may have four managers with 50 associates while a megaplex theatre may have eight managers and 125 associates. We are committed to developing the strongest possible management teams and seek college graduates for career management positions.

Properties

        The following table sets forth the general character and ownership classification of our theatre circuit, excluding unconsolidated joint ventures, as of September 28, 2006:

Property Holding Classification	Theatres	Screens
Owned	12	121
Leased pursuant to ground leases	9	101
Leased pursuant to building leases	297	4,396
Build to suit and ground leases (Cinemex)	42	464

Total	360	5,082

        Our theatre leases generally have initial terms ranging from 15 to 20 years, with options to extend the lease for up to 20 additional years. The leases typically require escalating minimum annual rent payments and additional rent payments based on a percentage of the leased theatre's revenue above a base amount and require us to pay for property taxes, maintenance, insurance and certain other property-related expenses. In some instances our escalating minimum annual rent payments are contingent upon increases in the consumer price index. In some cases, our rights as tenant are subject and subordinate to the mortgage loans of lenders to our lessors, so that if a mortgage were to be foreclosed, we could lose our lease. Historically, this has never occurred.

        We lease our corporate headquarters in Kansas City, Missouri.

        The majority of the concessions, projection, seating and other equipment required for each of our theatres is owned.

Employees

        As of September 28, 2006, we employed approximately 1,200 full-time and 21,000 part-time employees. Fewer than 1% of our part-time employees were minors who were paid the minimum wage.

        Approximately 1.8% of our domestic employees, consisting primarily of motion picture projectionists, are represented by a union, the International Alliance of Theatrical Stagehand Employees and Motion Picture Machine Operators (and affiliated local unions). We believe that our relationship with this union is satisfactory. Approximately 80% of our Cinemex employees are represented by unions. We consider our employee relations to be good.

Theatrical Exhibition Industry and Competition

        Theatrical exhibition is the primary initial distribution channel for new motion picture releases and we believe that the theatrical success of a motion picture is often the most important factor in establishing its value in the other parts of the product life cycle (DVD/videocassette, cable television and other ancillary markets).

        Theatrical exhibition has demonstrated long-term steady growth. U.S. and Canadian box office revenues increased by a 4.5% CAGR over the last 20 years, driven by increases in both ticket prices and attendance. Ticket prices have grown steadily over the past 20 years, growing at a 3% CAGR. In calendar 2005, industry box office revenues were $9.0 billion, a decrease of 5.7% from the prior year, which in our view is principally the result of the popularity of film product. Calendar year box office revenues are up 6% as reported by Rentrak and we estimate that attendance is up 4% through September 28, 2006 over the comparable calendar 2005 period.

        The following table represents information about the exhibition industry obtained from NATO and the Motion Picture Association 2005 MPA Market Statistics.

Calendar Year	Box Office Revenues	Attendance	Average Ticket Price	Number of Theatres	Indoor Screens	Screens Per Theatre
	(in millions)	(in millions)
2005	$8,991	1,403	$6.41	5,713	37,092	6.5
2004	9,539	1,536	6.21	5,629	36,012	6.4
2003	9,488	1,574	6.03	5,700	35,361	6.2
2002	9,520	1,639	5.80	5,712	35,170	6.2
2001	8,413	1,487	5.65	5,813	34,490	5.9
2000	7,661	1,421	5.39	6,550	35,567	5.4
1999	7,448	1,465	5.06	7,031	36,448	5.2
1998	6,949	1,481	4.69	6,894	33,418	4.8
1997	6,365	1,388	4.59	6,903	31,050	4.5
1996	5,911	1,339	4.42	7,215	28,905	4.0
1995	5,493	1,263	4.35	7,151	26,995	3.8

        There are approximately 590 companies competing in the North American theatrical exhibition industry, approximately 350 of which operate four or more screens. Industry participants vary substantially in size, from small independent operators to large international chains. Based on information obtained from the NATO 2005-06 Encyclopedia of Exhibition, we believe that the ten largest exhibitors (in terms of number of screens) operated approximately 63% of the indoor screens in 2005. This statistic is up from 34% in 1999 and is evidence that the theatrical exhibition business in the United States and Canada has been consolidating. During the period from 1995, when we first introduced the megaplex theatre, to 1999, U.S. and Canada screen count grew at an 8% CAGR from 27,000 to approximately 36,500. Since then, screen counts have grown at a more moderate pace, resulting in a total screen count of 37,100 at the end of 2005. According to NATO and the Motion Picture Association 2005 MPA Market Statistics, average screens per theatre have increased from 3.8 in 1995 to 6.5 in 2005, which we believe is indicative of the industry's development of megaplex theatres.

        Our theatres are subject to varying degrees of competition in the geographic areas in which they operate. Competition is often intense with respect to attracting patrons, licensing motion pictures and finding new theatre sites. Where real estate is readily available, there are few barriers preventing another company from opening a theatre near one of our theatres, which may adversely effect operations at our theatre.

        The theatrical exhibition industry faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events, and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems, as well as from all other forms of entertainment.

Regulatory Environment

        The distribution of motion pictures is, in large part, regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from one of those cases, to which we were not a party, have a material impact on the industry and us. Those consent decrees bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis. We understand that the Department of Justice is presently evaluating its enforcement policy with respect to those consent decrees.

        Our theatres must comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA"). Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, awards of damages to private litigants or additional capital expenditures to remedy such noncompliance. Although we believe that our theatres are in substantial compliance with the ADA, in January 1999, the Civil Rights Division of the Department of Justice filed suit against us alleging that certain of our theatres with stadium-style seating violate the ADA. In separate rulings in 2002 and 2003 the court ruled against us in the "line of sight" and the "non-line of sight" aspects of this case. In 2003, the court entered a consent order and final judgment about the non-line of sight aspects of this case. On January 10, 2006, a federal judge in the United States District Court for the Central District of California ruled in favor of the Department of Justice with respect to a remedy in the line of sight aspects of this case. We have appealed this portion of the court's order. See "—Legal Proceedings."

        As an employer covered by the ADA, we must make reasonable accommodations to the limitations of employees and qualified applicants with disabilities, provided that such reasonable accommodations do not pose an undue hardship on the operation of our business. In addition, many of our employees are covered by various government employment regulations, including minimum wage, overtime and working conditions regulations.

        Our operations also are subject to federal, state and local laws regulating such matters as construction, renovation and operation of theatres as well as wages and working conditions, citizenship, health and sanitation requirements and licensing. We believe our theatres are in material compliance with such requirements.

        We also own and operate theatres and other properties which may be subject to federal, state and local laws and regulations relating to environmental protection. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons for the costs of investigation or remediation of contamination, regardless of fault or the legality of original disposal. We believe our theatres are in material compliance with such requirements.

Seasonality

        Our revenues are dependent upon the timing of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business can be seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons. Our results of operations may vary significantly from quarter to quarter.

Legal Proceedings

        The Company, in the normal course of business, is party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        United States of America v. AMC Entertainment Inc. and American Multi Cinema, Inc. (No. 99 01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department of Justice (the "Department") filed suit alleging that AMCE's stadium style theatres violate the ADA and related regulations. The Department alleged that AMCE had failed to provide persons in wheelchairs seating arrangements with lines of sight comparable to the general public. The Department alleged various non-line of sight violations as well. The Department sought declaratory and injunctive relief regarding existing and future theatres with stadium style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000.

        On November 20, 2002 the trial court entered summary judgment in favor of the Department on the line of sight aspects of this case. The trial court ruled that wheelchair spaces located solely on the sloped floor portion of the stadium-style auditoriums fail to provide lines of sight comparable to the general public. The trial court did not address specific changes that might be required of AMCE's existing stadium-style auditoriums, holding that per se rules are simply not possible because the requirements of comparable lines of sight will vary based on theatre layout.

        On January 10, 2006, the trial court ruled in favor of the Department regarding the appropriate remedy in the line of sight aspects of this case. In its decision, the court issued a comprehensive order regarding line of sight and other related remedies which covers the remaining line of sight issues at the majority of the Company's existing and all of its future construction stadium-style theatres nationwide, as well as other related forms of relief sought by the United States in this action.

        AMCE estimates that the cost of the betterments related to the remedies for line of sight violations of the ADA will be $20 million, which is expected to be incurred over a 4-5 year term. Additionally, the order calls for payments of $300,000 to the United States and individual complainants.

AMCE has appealed the court's order to the Ninth Circuit Court of Appeals and both parties have filed their briefs.

        As a result of the new order AMCE estimates the range of the loss to be between $349,350 and $443,938. Accordingly, AMCE has recorded the related liability at $349,350.

        On January 21, 2003, the trial court entered summary judgment in favor of the Department on non-line of sight aspects of the case, which involve such matters as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. In its non-line of sight decision, the trial court concluded that AMCE has violated numerous sections of the ADA and engaged in a pattern and practice of violating the ADA.

        On December 5, 2003, the trial court entered a consent order and final judgment on non-line of sight issues under which AMCE agreed to remedy certain violations at twelve of its stadium-style theatres and to survey and make required betterments for its patrons with disabilities at its stadium-style theatres and at certain theatres it may open in the future. Currently AMCE estimates that these betterments will be required at approximately 140 stadium-style theatres. AMC estimates that the total cost of these betterments will be $47.5 million, which is expected to be incurred over the remaining term of the consent order of 2.5 years. Through September 28, 2006 AMCE has incurred approximately $9.3 million of these costs. The estimate is based on actual costs incurred on remediation work completed to date. The actual costs of betterments may vary based on the results of surveys of the remaining theatres.

        American Multi Cinema, Inc. v. Midwest Drywall Company, Inc., Haskell Constructors, Ltd. et al. (Case No. 00CV84908, Circuit Court of Platte County, Missouri) and American Multi Cinema, Inc. v. Bovis Construction Corp. et al. (Civil Action No. 0207139, Court of Common Pleas of Bucks County, Pennsylvania). AMCE is the plaintiff in these and related suits in which it seeks to recover damages from the construction manager, certain fireproofing applicators and other parties to correct the defective application of certain fireproofing materials at 21 theatres. AMCE currently estimates its claim for repair costs at these theatres will aggregate approximately $33.6 million of which it has expended approximately $27.4 million through June 29, 2006. The remainder is for projected costs of repairs yet to be performed. AMCE also is seeking additional damages for lost profits, interest and legal and other expenses incurred.

        AMCE has received settlement payments from various parties in connection with this matter of $7,880,000, $935,000, $2,610,000 and $925,000 during fiscal 2007, 2006, 2005 and 2004, respectively. AMCE has entered into settlement agreements with various parties providing for additional settlement payments and has received additional payments totaling $5,250,000 subsequent to September 28, 2006. Gain contingencies are recognized upon receipt and recorded in disposition of assets and other gains in the Consolidated Statements of Operations.

        Metreon Arbitration.    In May 1997, Loews entered into a 21-year lease with Metreon, Inc. ("Metreon") to operate a megaplex theatre in an entertainment/retail center developed by Metreon in San Francisco. Since that theatre opened in June 1999, Loews has had a dispute with Metreon with respect to (1) construction costs that Metreon claims are Loews' responsibility under the lease and (2) the percentage of the center occupied by the theatre and the nature, magnitude and allocation of the costs that Metreon is seeking to include as operating expenses under the lease. The amount of operating expenses claimed by Metreon to be allocable to this theatre is based upon the landlord's assertion that Loews occupies at least 48.5% of the center. Loews asserted that it occupied substantially less of the center and that various expenses included in operating expenses charged to Loews were improper. Loews arbitrated this dispute in June 2003 and prevailed but the award was later vacated by the California Court of Appeals. Westfield Group purchased the property in April 2006. AMCE has entered into a settlement agreement with the counterparties to settle this matter.

        We are a party to various other legal proceedings in the ordinary course of business, none of which is expected to have a material adverse effect on us.

MANAGEMENT

        Our business and affairs are managed by our board of directors consisting of nine members. Peter C. Brown, our chief executive officer, is a director of Holdings.

        The following table sets forth certain information regarding our directors, executive officers and key employees as of December 11, 2006:

Name	Age	Position(s) Held
Peter C. Brown	48	Chairman of the Board, Chief Executive Officer and Director (AMCE and American Multi-Cinema, Inc.); President (AMCE)
Michael R. Hannon	46	Director (AMCE)
Stephen P. Murray	44	Director (AMCE)
Stan Parker	30	Director (AMCE)
Aaron J. Stone	33	Director (AMCE)
John Connaughton	41	Director (AMCE)
Michael Connelly	54	Director (AMCE)
Benjamin Coughlin	34	Director (AMCE)
Travis Reid	52	Director (AMCE)
Philip M. Singleton	60	Executive Vice President (AMCE); President, Chief Operating Officer and Director (American Multi-Cinema, Inc.)
Craig R. Ramsey	55	Executive Vice President and Chief Financial Officer (AMCE and American Multi-Cinema, Inc.); Director (American Multi-Cinema, Inc.)
Richard T. Walsh	53	Executive Vice President (AMCE); Chairman (AMC Film Programming, a division of American Multi-Cinema, Inc.)
John D. McDonald	49	Executive Vice President, U.S. and Canada Operations (American Multi-Cinema, Inc.)
Kevin M. Connor	44	Senior Vice President, General Counsel and Secretary (AMCE and American Multi-Cinema, Inc.)
Mark A. McDonald	48	Executive Vice President, International Operations (AMC Entertainment International, Inc.)
Chris A. Cox	40	Vice President and Chief Accounting Officer (AMCE and American Multi-Cinema, Inc.)
Terry W. Crawford	49	Vice President and Treasurer (AMCE and American Multi-Cinema, Inc.)
Michael W. Zwonitzer	42	Vice President Finance (AMCE and American Multi-Cinema, Inc.)

        All our current executive officers hold their offices at the pleasure of our board of directors, subject to rights under their respective employment agreements. There are no family relationships between or among any directors and executive officers, except that Messrs. John D. McDonald and Mark A. McDonald are brothers.

        Mr. Peter C. Brown has served as a Director of AMC Entertainment Inc. (AMCE) and American Multi-Cinema, Inc., a subsidiary of AMCE, since November 1992, as Chairman of the Board and Chief Executive Officer of AMCE since July 1999 and as President of AMCE since January 1997. Mr. Brown served as Co-Chairman of the Board of AMCE from May 1998 through July 1999 and as Executive Vice President of AMCE from August 1994 to January 1997. Mr. Brown is also Chairman of the Board, Chief Executive Officer and a Director of American Multi-Cinema, Inc. Mr. Brown serves as a Director of Embarq Corporation, Midway Games, Inc., National CineMedia, LLC. and MovieTickets.com. Mr. Brown is also on the Board of Directors of the National Association of Theatre Owners, is a member of the executive committee and will become Vice-Chairman of the organization in January of 2007. Mr. Brown is a graduate of the University of Kansas.

        Mr. Michael R. Hannon has served as a Director of AMCE since December 2004. Mr. Hannon serves as Managing Director in the New York office of CCMP Capital Advisors, LLC, a private equity firm formed in August 2006 by the former buyout/growth equity investment team of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. Mr. Hannon joined J.P. Morgan Partners, LLC in 1988 and has focused on making investments in the media and telecommunications and the financial services sectors. Mr. Hannon has been responsible for numerous investments in broadcasting, publishing, cable, outdoor, and both wireless and wireline communications. Mr. Hannon also serves on the board of directors of Ascend Media, Hanley Wood, NuVox Communications and Olympus Media. Mr. Hannon holds a B.A. from Yale University and an M.B.A. from Columbia Business School.

        Mr. Stephen P. Murray has served as a Director of AMCE since December 2004. Mr. Murray serves as President and Chief Operating Officer of CCMP Capital Advisors, LLC, a private equity firm formed in August 2006 by the former buyout/growth equity investment team of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. Mr. Murray focuses on investments in consumer, Retail and Services, Financial Services and Healthcare Infrastructure. Prior to joining J.P. Morgan Partners, LLC in 1989, Mr. Murray served as a Vice President with the Middle-Market Lending Division of Manufacturers Hanover. Mr. Murray also serves as a director of Cabela's, Jetro Holdings, La Petite Academy, MedQuest Associates, National Surgical Care, Pinnacle Foods Group, Quiznos Sub, Strongwood Insurance, USA.NET, Warner Chilcott and Zoots. Mr. Murray holds a B.A. from Boston College and an M.B.A. from Columbia Business School.

        Mr. Stan Parker has served as a Director of AMCE since December 2004. Mr. Parker has been employed with Apollo since 2000, and a Partner since 2005. Prior to joining Apollo Management in 2000, Mr. Parker was employed by Salomon Smith Barney, Inc. Mr. Parker also serves on the board of directors of Momentive Performance Materials and UAP Holding Corp. Mr. Parker holds a B.S. degree in Economics from The Wharton School of Business at the University of Pennsylvania.

        Mr. Aaron J. Stone has served as a Director of AMCE since December 2004. Mr. Stone is a Partner of Apollo Management, L.P. which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, private securities investment funds. Mr. Stone is also a Director of Educate Inc., Hughes Communications, Inc., Intelstat, Ltd and Skyterra Communications Inc. Prior to joining Apollo, Mr. Stone was a member of the Mergers and Acquisition Group at Smith Barney, Inc. Mr. Stone holds an A.B. Degree from Harvard College.

        Mr. John Connaughton has served as a director of AMCE since January 2006. Mr. Connaughton has served as a Managing Director of Bain Capital Partners, LLC since 1997 and a member of the firm since 1989. Prior to joining Bain Capital, Mr. Connaughton served as a consultant at Bain & Company, Inc., where he advised Fortune 500 companies. Mr. Connaughton also serves as a director of M--C Communications (PriMed), Warner Chilcott, Epoch Senior Living, CRC Health Group, Hospital Corporation of America (HCA), Warner Music Group (NYSE-WMG), ProSiebenSat.1.Media AG (MDAX-PSMG), Sungard Data Systems, Cumulus Media Partners and The Boston Celtics. He also volunteers for a variety of charitable organizations, serving as a member of The Berklee College of Music Board of Trustees and the UVa McIntire Foundation Board of Trustees. Mr. Connaughton received a B.S. in commerce from the University of Virginia and an M.B.A. from Harvard Business School.

        Mr. Michael Connelly has served as a director of AMCE since January 2006. Michael J. Connelly is a Managing Director of The Carlyle Group, based in New York, focused on U.S. buyout transactions in the media and telecommunications sectors. Mr. Connelly has played key roles in a number of recent investments including VNU N.V., Insight Communications, Loews Cineplex Entertainment (now AMC Entertainment) and Pan Am Sat. He also contributed to restructuring Videotron Telecom into a direct investment in Quebecor Media. Prior to joining Carlyle in 2002, Mr.Connelly spent more than 25 years in the investment banking and banking industries in the communications sectors. He served as a Managing Director at Credit Suisse First Boston and at Donaldson, Lufkin & Jenrette. He began his career at The Bank of Boston and The First Boston Corporation focusing in media and financial restructurings. He has previously served on the Boards of Directors of Pan Am Sat and VNU N.V. Mr. Connelly also serves on the board of Insight Communications. Mr. Connelly received his undergraduate degree at Georgetown University and his M.B.A. from The Wharton School at the University of Pennsylvania.

        Mr. Benjamin M. Coughlin has served as a director of AMCE since January 2006. Mr. Coughlin joined Spectrum Equity Investors in 1997 and has been a Managing Director since 2005. At Spectrum Equity Investors, Mr. Coughlin focuses on buyout investments in the media, information services and communications industries. Prior to Spectrum Equity Investors, Mr. Coughlin worked as an Associate at Apax Partners in Munich, Germany, where he was involved with later-stage and buyout opportunities in the technology and information services industries. Mr. Coughlin also serves as a director of Apprise Media, Canon Communications and CBD Media LLC. Mr. Coughlin graduated from Harvard College with a bachelor's degree, cum laude, in Economics, where he was also a John Harvard Scholar.

        Mr. Travis Reid has served as a director of AMCE since January 2006. Prior thereto, Mr. Reid served as President, Chief Executive Officer and a director of Loews since April 2002. Mr. Reid has been in the film exhibition industry for 30 years. Prior to 2002, Mr. Reid served as President, North American Operations of Loews beginning May 1998. Mr. Reid served as President of Loews Theatres beginning October 1996 and for the preceding year served as Executive Vice President, Film Buying of Loews Theatres. Prior to joining Loews in 1991, Mr. Reid held senior film buying positions at General Cinema Corp., Cineamerica Theatres, Century Theatres and Theatre Management Inc. He began his career at age 20 at a drive-in movie theatre in California. Mr. Reid also serves as a director of Fandango. Mr. Reid holds a B.S. in Business Administration from California State University at Hayward.

        Mr. Philip M. Singleton was elected President of American Multi-Cinema, Inc. on January 10, 1997 and has served as Chief Operating Officer of American Multi-Cinema, Inc. since November 14, 1991. Mr. Singleton has served as Executive Vice President of AMCE since August 3, 1994. Mr. Singleton has served as a Director of American Multi-Cinema, Inc. since November 12, 1992.

        Mr. Craig R. Ramsey has served as Executive Vice President and Chief Financial Officer of AMCE and American Multi-Cinema, Inc. since April 3, 2003. Prior thereto, Mr. Ramsey served as Executive Vice President, Chief Financial Officer and Secretary of AMCE and American Multi-Cinema, Inc. effective April 19, 2002. Mr. Ramsey served as Senior Vice President, Finance, Chief Financial Officer and Chief Accounting Officer, of AMCE and American Multi-Cinema, Inc. from August 20, 1998 until May 13, 2002. Mr. Ramsey has served as a Director of American Multi-Cinema, Inc. since September 28, 1999. Mr. Ramsey was elected Chief Accounting Officer of AMCE and American Multi-Cinema, Inc. effective October 15, 1999. Mr. Ramsey served as Vice President, Finance from January 17, 1997 to October 15, 1999 and prior thereto served as Director of Information Systems and Director of Financial Reporting since joining American Multi-Cinema, Inc. on February 1, 1995.

        Mr. Richard T. Walsh has served as Executive Vice President of AMCE and Chairman, AMC Film Programming, a division of American Multi-Cinema, Inc., since November 9, 2001. Prior thereto, Mr. Walsh served as Executive Vice President, Film Operations, AMC Film, from September 29, 1999 to November 9, 2001 and as Senior Vice President in charge of operations for the West Division of AMC from July 1, 1994 to September 29, 1999.

        Mr. John D. McDonald has served as Executive Vice President, U.S. and Canada Operations of American Multi-Cinema, Inc. since October 1, 1998. Prior thereto, Mr. McDonald served as Senior Vice President, Corporate Operations from November 9, 1995 until his promotion to Executive Vice President on October 1, 1998.

        Mr. Kevin M. Connor has served as Senior Vice President, General Counsel and Secretary of AMCE and American Multi-Cinema, Inc. since April 3, 2003. Prior thereto, Mr. Connor served as Senior Vice President, Legal of AMCE and American Multi-Cinema, Inc. beginning November 6, 2002. Prior thereto, Mr. Connor was in private practice in Kansas City, Missouri as a partner with the firm Seigfreid, Bingham, Levy, Selzer and Gee from October 1, 1995.

        Mr. Mark A. McDonald has served as Executive Vice President, International Operations of AMC Entertainment International, Inc., a subsidiary of AMCE, since December 7, 1998. Prior thereto, Mr. McDonald served as Senior Vice President, Asia Operations from November 9, 1995 until his appointment as Executive Vice President in December 1998.

        Mr. Chris A. Cox has served as Vice President and Chief Accounting Officer of AMCE and American Multi-Cinema, Inc. since May 13, 2002. Prior thereto, Mr. Cox served as Vice President and Controller of American Multi-Cinema, Inc. from November 28, 2000. Previously, Mr. Cox served as Director of Corporate Accounting for the Dial Corporation from December 1999 until November 2000.

        Mr. Terry W. Crawford has served as Vice President and Treasurer of AMCE and American Multi-Cinema, Inc. since April 1, 2005. Prior thereto, Mr. Crawford served as Vice President and Assistant Treasurer of AMCE and American Multi-Cinema, Inc. from December 23, 2004 until April 1, 2005. Previously, Mr. Crawford served as Vice President, Assistant Treasurer and Assistant Secretary of AMCE from May 13, 2002 until December 23, 2004 and American Multi-Cinema, Inc. from January 24, 2000 until December 23, 2004. Mr. Crawford served as Assistant Treasurer and Assistant Secretary of AMCE from September 14, 2001 until May 13, 2002 and AMC from November 11, 1999 until January 24, 2004. Mr. Crawford served as Assistant Secretary of AMCE from March 27, 1997 until September 14, 2001 and American Multi-Cinema, Inc. from March 21, 1997 until November 11, 1999.

        Mr. Michael W. Zwonitzer has served as Vice President, Finance of AMCE and American Multi-Cinema, Inc. since September 17, 2004. Prior thereto, Mr. Zwonitzer served as Director of Finance from December 19, 2002 to September 17, 2004 and Manager of Financial Analysis from November 10, 2000 to December 19, 2002. Mr. Zwonitzer joined AMC on June 26, 1998.

Board of Directors

        Our board of directors is currently comprised of            directors. We will add    independent members to our board of directors prior to the consummation of this offering. After giving effect to these additions, we expect our board of directors to consist of    members.

Committees of the Board of Directors

  Audit Committee

        Upon consummation of this offering, our audit committee will consist of                        ,                         and                         . The board of directors has determined that                        qualifies as an audit committee financial expert as defined in Item 401(h) of Regulation S-K. Each of                        ,                         and                         is independent as independence is defined in Rule 10A-3(b)(i) under the Exchange Act or under                        .

        The principal duties and responsibilities of our audit committee are as follows:

  •
  to monitor our financial reporting process and internal control system;

  •
  to appoint and replace our independent registered public accounting firm from time to time, determine their compensation and other terms of engagement and oversee their work;

  •
  to oversee the performance of our internal audit function; and

  •
  to oversee our compliance with legal, ethical and regulatory matters.

        The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

  Compensation Committee

        Upon consummation of this offering, our compensation committee will consist of                        ,                         and                         .

        The principal duties and responsibilities of our compensation committee are as follows:

  •
  to provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

  •
  to review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries; and

  •
  to provide oversight concerning selection of officers, management succession planning, performance of individual executives and related matters.

  Nominating Committee

        Upon consummation of this offering, our nominating committee will consist of                        ,                         and                         .

        The principal duties and responsibilities of the nominating committee will be as follows:

  •
  to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors;

  •
  to make recommendations regarding proposals submitted by our shareholders; and

  •
  to make recommendations to our board of directors regarding board governance matters and practices.

  Compensation Committee Interlocks and Insider Participation

                                is a member of the compensation committee of the board of directors and an employee of                        .

Code of Ethics

        We have a Code of Ethics that applies to all of our associates, including our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. Excerpts from the Code of Ethics, which address the subject areas covered by the SEC's rules, are posted on our website: www.amctheatres.com under "Investor Resources—Corporate Governance." Any substantive amendment to, or waiver from, any provision of the Code of Ethics with respect to any senior executive or financial officer shall be posted on this website. The information contained on our website is not part of this prospectus.

Compensation of Management

        The following table provides certain summary information concerning compensation that AMC Entertainment paid to or accrued on behalf of its Chief Executive Officer and each of AMC Entertainment's four other most highly compensated executive officers (determined as of the end of fiscal 2006 and hereafter referred to collectively as the "Named Executive Officers") for the last three fiscal years ended March 30, 2006, March 31, 2005, and April 1, 2004, respectively.

Summary Compensation Table

		Annual Compensation				Long-Term(2) Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation(1)(4)		Restricted Stock Awards	Securities Underlying Options/SARs	All Other Compensation(3)
Peter C. Brown Chairman of the Board, Chief Executive Officer and President	2006 2005 2004	$750,000 742,000 728,000	$25,550 392,000 464,100	$	N/A N/A N/A	— — 1,080,100	— — —	$7,479 8,332 7,052
Philip M. Singleton Executive Vice President and Chief Operating Officer	2006 2005 2004	482,000 484,000 475,000	16,250 249,600 301,716		N/A N/A N/A	— — 602,400	— — —	6,352 6,585 7,557
Craig R. Ramsey Executive Vice President and Chief Financial Officer	2006 2005 2004	341,000 331,000 325,000	11,375 176,800 215,526		N/A N/A N/A	— — 250,667	— — —	5,773 5,720 133,102
Richard T. Walsh Executive Vice President and Chairman AMC Film Programming	2006 2005 2004	348,000 342,000 335,000	11,375 176,800 215,526		N/A N/A N/A	— — 250,667	— — —	6,316 5,702 132,893
John D. McDonald Executive Vice President North American Operations	2006 2005 2004	321,000 319,000 312,500	8,850 136,800 168,300		N/A N/A N/A	— — 125,333	— — —	8,482 8,113 70,261

(1)
For the years presented, perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of total annual salary and bonus.

(2)
On September 18, 2003, the Predecessor granted deferred stock unit awards under the 2003 AMC Entertainment Inc. Long-Term Incentive Plan to the Named Executive Officers having a value as follows: Mr. Peter C. Brown— ; Mr. Philip M. Singleton—            ; Mr. Craig R. Ramsey—             ; Mr. Richard T. Walsh—            ; and Mr. John D. McDonald—            . The deferred stock units awarded were calculated based on the value of the award divided by a 10 day average stock price at April 1, 2004.

    All of the deferred stock unit awards granted in 2004 vest upon the attainment of specified performance criteria, provided, that, the recipient remain employed on the applicable vesting date. No dividends were payable with respect to deferred stock awards prior to vesting. All deferred stock units vested as a result of the merger with Marquee and the holder thereof received an amount equal to the excess of (i) $19.50 over (ii) any income tax or employment tax required under the Internal Revenue Code of 1986, as amended (the "Code") with respect to the amounts referred to in clause (i).

    All restricted stock awards and non-qualified stock options granted in fiscal 2003 vested and were terminated as a result of the merger with Marquee, and the holder thereof received $19.50 per share (less the exercise price of options) for each share of restricted stock or in-the-money options less applicable income and employment taxes.

(3)
For fiscal years 2006 and 2005, All Other Compensation is comprised of AMC Entertainment's contributions under its 401(k) savings plan which is a defined contribution plan. For fiscal 2004, All Other Compensation is comprised of AMC Entertainment's contributions under its 401(k) savings plan which is a defined contribution plan and deferred cash awards under the 2003 AMC Entertainment Inc. Long-Term Incentive Plan as follows: Mr. Peter C. Brown—$0; Mr. Philip M. Singleton—$0; Mr. Craig R. Ramsey—$125,333; Mr. Richard T. Walsh—$125,333; and Mr. John D. McDonald—$62,667.

Option Exercises and Holdings related to Marquee Holdings' Shares

        Neither AMC Entertainment nor Holdings made any stock option grants during fiscal 2006 to the Named Executive Officers. The following table provides information with respect to the Named Executive Officers concerning the exercise of options and unexercised options held as of March 30, 2006.

Aggregated Option/Sar Exercises in Last Fiscal Year
and Fiscal Year End Option/Sar Values

			Number of Securities Underlying Unexercised Options/SARs at FY-End		Value of Unexercised In-The-Money Options/SARs at FY-End
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Peter C. Brown	—	—			—	—
Philip M. Singleton	—	—			—	—
Craig R. Ramsey	—	—			—	—
Richard T. Walsh	—	—			—	—
John D. McDonald	—	—			—	—

Defined Benefit Retirement and Supplemental Executive Retirement Plans

        Pension Plan Freeze.    On November 7, 2006, our Board of Directors approved a proposal to freeze our Defined Benefit Retirement Income Plan, Supplemental Executive Retirement Plan and Retirement Enhancement Plan (the "Plans") as of December 31, 2006. Under the proposal there would be no further benefits accrued after December 31, 2006, but continued vesting for associates with less than five years of vesting service. We would continue to fund existing benefit obligations and there would be no new participants in the future. We are in the process of evaluating the impact of the proposed plan freeze on our consolidated financial statements. Our Board of Directors also approved a proposal to increase the company's matching contribution in the 401(k) savings plan to 100% of an employee's contribution up to 5% of the employee's compensation.

        AMC Entertainment sponsors a defined benefit retirement plan which provides benefits to certain of its employees based upon years of credited service and the highest consecutive five-year average annual remuneration for each participant. For purposes of calculating benefits, average annual compensation is limited by Section 401(a) (17) of the Internal Revenue Code, and is based upon wages, salaries and other amounts paid to the employee for personal services, excluding certain special compensation. Under the defined benefit plan, a participant earns a vested right to an accrued benefit upon completion of five years of vesting service.

        AMC Entertainment also sponsors a supplemental executive retirement plan to provide the same level of retirement benefits that would have been provided under the retirement plan had the federal tax law not been changed in the Omnibus Budget Reconciliation Act of 1993, which reduced the amount of compensation which can be taken into account in a qualified retirement plan from $215,000 (in 1993), the old limit, to $210,000 (in 2005).

        The following table shows the total estimated annual pension benefits (without regard to minimum benefits) payable to a participant under AMC Entertainment's retirement plan and the supplemental executive retirement plan, assuming retirement in calendar 2004 at age 65, payable in the form of a single life annuity. The benefits are not subject to any deduction for social security or other offset amounts. The following table assumes the old limit would have been increased to $310,000 in 2005.

	Years of Credited Service
Highest Consecutive Five Year Average Annual Compensation
	15	20	25	30	35
$125,000	$16,919	$22,559	$28,199	$33,839	$39,479
150,000	20,669	27,559	34,449	41,339	48,229
175,000	24,419	32,559	40,699	48,839	56,979
200,000	28,169	37,559	46,949	56,339	65,729
225,000	31,919	42,559	53,199	63,839	74,479
250,000	35,669	47,559	59,449	71,339	83,229
275,000	39,419	52,559	65,969	78,839	91,979
295,000	42,419	56,559	70,699	84,839	99,979
300,000	43,169	57,559	71,949	86,339	100,729
325,000	46,919	62,559	78,199	93,839	109,479

        As of March 30, 2006, the years of credited service under the retirement plan for each of the Named Executive Officers were: Mr. Peter C. Brown, 15 years; Mr. Philip M. Singleton—31 years; Mr. Craig R. Ramsey—11 years; Mr. Richard T. Walsh—30 years; and Mr. John D. McDonald—29 years.

        AMC Entertainment has established a retirement enhancement plan for the benefit of officers who from time to time may be designated as eligible participants therein by the board of directors. The retirement enhancement plan is a non-qualified deferred compensation plan designed to provide an unfunded retirement benefit to an eligible participant in an amount equal to (i) sixty percent (60%) of his or her average compensation (including any salary deferred into qualified plans and cash incentive compensation) during the last three full years of employment, less (ii) the sum of (A) such participant's benefits under the retirement plan and the participant's primary social security benefit at age 65, or if later, at the date of normal retirement, and (B) the amount of an annual life annuity commencing at the participant's normal retirement date attributable to AMC Entertainment's contributions under the supplemental executive retirement plan, the 401(k) savings plan and the non-qualified deferred compensation plan. The base amount in clause (i) will be reduced on a pro rata basis if the participant completes fewer than 25 years of service. The retirement enhancement plan benefit may commence for a participant who has attained the later of age 55 or completion of 15 years of service and has participated in the plan for at least five years and who retires on or after age 55 on an actuarially reduced basis (6 2/3% for each of the first five years by which commencement precedes age 65 and an additional 3 1/3% for each year by which commencement precedes age 60). Benefits commence at a participant's normal retirement date (i.e., the later of age 65 or the participant's completion of five years of service) whether or not the participant continues to be employed by AMC Entertainment. The accrued benefit payable upon total and permanent disability is not reduced by reason of early commencement. A participant will be entitled to receive a benefit under the retirement enhancement plan if such a participant's employment is terminated at AMC Entertainment's request (other than for cause) or as a result of a change of control (as defined in the retirement enhancement plan).

        Mr. Peter C. Brown and Mr. Philip M. Singleton have been designated as eligible to participate in the retirement enhancement plan. The estimated monthly amounts that Mr. Brown and Mr. Singleton will be eligible to receive under the retirement enhancement plan at age 65 are $85,208 and $30,410, respectively. These amounts are based on certain assumptions respecting their future compensation amounts and the amounts of the Company's contributions under other plans and do not reflect any impact from the anticipated pension plan freeze. Actual amounts received by such individuals under the retirement enhancement plan may be different than those estimated.

2004 Stock Option Plan

        Holdings adopted the 2004 Stock Option Plan, which provides for the grant of incentive stock options (within the meaning of Section 421 of the Internal Revenue Code) and non-qualified stock options to eligible employees and consultants of Holdings and its subsidiaries and non-employee directors of Holdings. The aggregate number of shares of Holdings' common stock reserved for issuance under the option plan is            . The plan provides that all options granted under it must have an exercise price that is no less than the fair market value of Holdings' common stock on the date of grant. All options previously granted under the plan vest in equal installments over 5 years from the grant date, subject to the optionee's continued service with Holdings or one of its subsidiaries. In addition, upon the occurrence of a "change of control" of Holdings or AMC Entertainment Inc. (as defined for purposes of the plan), the options held by Messrs. Brown and Singleton will become fully vested. Messrs. Brown's and Singleton's options are also subject to employment agreements, which, under certain circumstances, allow Mr. Brown and Mr. Singleton, as applicable, to require Holdings to repurchase any or all common stock then held by such holder (whether or not obtained by exercise of options), and to redeem any outstanding vested options for the amount by which the fair market value of the shares covered by those options exceeds the aggregate exercise price.1 The options and all shares acquired pursuant to the exercise of options are subject to the management stockholders agreement. See "—Employment Contracts, Termination of Employment and Change of Control Arrangements" below for certain terms applicable to the options and shares held by Messrs. Brown and Singleton.

1
As such, the obligation for their options is recorded within Other Long-Term Liabilities in out Consolidated Balance Sheets.

Employment Contracts, Termination of Employment and Change of Control Arrangements

        The Company maintains employment agreements with Messrs. Peter C. Brown, Philip M. Singleton, Craig R. Ramsey, Richard T. Walsh, John D. McDonald and other less senior officers.

        Messrs. Peter C. Brown, Philip M. Singleton, Craig R. Ramsey, Richard T. Walsh and John D. McDonald receive the following annual salaries pursuant to their employment contracts: Mr. Brown—$772,700; Mr. Singleton—$496,700; Mr. Ramsey—$351,700; Mr. Walsh—$358,800; and Mr. McDonald—$351,700. The employment agreements provide for annual bonuses, an automobile allowance, reimbursement of reasonable travel and entertainment expenses and other benefits offered from time to time to other executive officers. The employment agreement of Mr. Brown has a term of five years, that of Mr. Singleton has a term of three years and those of Mr. Ramsey, Mr. Walsh and Mr. McDonald have terms of two years. On the anniversary date of each employment agreement, one year will be added to its term, so that each employment agreement always has a five-year, three-year or two-year term, as the case may be, as of each anniversary date. Each employment agreement generally terminates without severance if such employee is terminated for cause or upon such employee's retirement or resignation without good reason, each as defined in his respective employment agreement. The Company will pay the employee a pro rata portion of the bonus he would otherwise be eligible to receive and, for Messrs. Brown and Singleton, all outstanding stock options will be credited with an additional five years of service for purposes of vesting upon termination by reason of the employee's retirement after reaching age 65. If any of Messrs. Ramsey, Walsh or McDonald dies, becomes disabled or is terminated without cause or terminates his agreement subsequent to specified changes in his responsibilities after the occurrence of a change in control for Messrs. Ramsey and McDonald, annual base salary or benefits, each as defined in the agreement, he will be entitled to receive a lump sum cash payment equal to two years annual base salary. If either Mr. Brown or Mr. Singleton dies, becomes disabled or is terminated without cause or terminates his agreement for good reason or following a change of control, each as defined in the employee's respective agreement, he will be entitled to receive a lump sum cash payment equal to five times for Mr. Brown and three times for Mr. Singleton, the sum of such employee's then annual base salary and the annual bonus such employee would be entitled to receive as if the target level had been obtained, his outstanding stock options will be credited with an additional five years of service and he will have the right to require Holdings to purchase from him, or his estate, as the case may be, all or any portion of his vested options and shares of Holdings common stock (the "put right"), in exchange for payment for shares equal to the fair market value of Holdings stock and payment for options equal to the excess of such fair market value over the option exercise price, in each case less applicable withholding. The amounts payable by the Company under these employment agreements, assuming termination by reason of a change of control (and in the case of Messrs. Ramsey, Walsh and McDonald, assuming specified changes in their employment terms) (and excluding amounts payable by Holdings in connection with the put right) as of March 30, 2006, were as follows: Mr. Brown—$6,567,000; Mr. Singleton—$2,533,000; Mr. Ramsey—$703,400; Mr. Walsh—$717,600; and Mr. McDonald—$703,400.

        We maintain a severance pay plan for full-time salaried nonbargaining employees with at least 90 days of service. For an eligible employee who is subject to the Fair Labor Standards Act overtime pay requirements, referred to as a "nonexempt eligible employee," the plan provides for severance pay in the case of involuntary termination of employment due to layoff of the greater of two week's basic pay or one week's basic pay multiplied by the employee's full years of service up to no more than twelve weeks' basic pay. There is no severance pay for a voluntary termination, unless up to two weeks' pay is authorized in lieu of notice. There is no severance pay for an involuntary termination due to an employee's misconduct. Only two weeks' severance pay is paid for an involuntary termination due to substandard performance. For an eligible employee who is exempt from the overtime pay requirements, severance pay is discretionary (at the department head/supervisor level), but will not be less than the amount that would be paid to a nonexempt eligible employee.

Compensation of Directors

        Holdings pays each non-employee director $50,000 annually for service on the board of directors and, in addition, $1,500 for each board meeting and $1,000 for each board committee meeting which he attends.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding beneficial ownership of Holdings capital stock as of September 28, 2006 after giving effect to the Reclassification, with respect to:

  •
  each person or group of affiliated persons known by Holdings to own beneficially more than 5% of the outstanding shares of any class of its capital stock, together with their addresses;

  •
  each of Holdings' directors;

  •
  each of our Named Executive Officers; and

  •
  all directors and nominees and executive officers as a group.

				Number and Percent of Shares Beneficially Owned After this Offering Assuming No Exercise of the Over-Allotment Option		Number and Percent of Shares Beneficially Owned After this Offering Assuming Exercise of the Over-Allotment Option
Number and Percent of Shares Beneficially Owned Prior to this Offering
Shares to be sold in this Offering
Name and Address
	Number	Percent	Number	Number	Percent	Number	Percent
J.P. Morgan Partners, LLC and Related Funds(1)(2)		20.78%
Apollo Investment Fund V, L.P. and Related Funds(3)(4)		20.78%
Bain Capital Holdings (Loews) I, LLC and Related Funds(5)		15.09%
The Carlyle Group Partners III Loews, L.P. and Related Funds(6)		15.09%
Spectrum Equity Investors IV, L.P. and Related Funds(7)		9.76%
Peter C. Brown		*
Phillip M. Singleton		*
Craig R. Ramsey		*
Richard T. Walsh		*
John D. McDonald		*
Mark A. McDonald		*
Michael R. Hannon(1)		*
Stephen P. Murray(1)		*
Stan Parker(8)		*
Aaron J. Stone(8)		*
John Connaughton(5)		*
Michael Connelly(6)		*
Benamin M. Coughlin(7)		*
Kevin M. Connor		*
Travis Reid		*
All directors and officers as a group (14 persons)		0.39%

*
less than 1%

(1)
In the case of J.P. Morgan Partners, LLC "J.P. Morgan Partners", includes interests owned by J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors Cayman, L.P., J.P. Morgan Partners Global Investors Cayman II, L.P., AMCE (Ginger), L.P., AMCE (Luke), L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., AMCE (Scarlett), L.P., J.P. Morgan Partners Global Investors (Selldown) II, L.P., J.P. Morgan Partners Global Fund/AMC /Selldown II, L.P., J.P. Morgan Partners Global Investors (Selldown) II-C, L.P., (collectively, the "Global Investor Funds") and J.P. Morgan Partners (BHCA), L.P. ("JPMP BHCA"). The general partner of the Global Investor Funds is JPMP Global Investors, L.P. ("JPMP Global"). The general partner of JPMP BHCA is JPMP Master Fund Manager, L.P. ("JPMP MFM"). The general partner of JPMP Global and JPMP MFM is JPMP Capital Corp. ("JPMP Capital"), a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded company ("JPM Chase"). Each of JPMP Global, JPMP MFM and JPMP Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by the Global Investor Funds and JPMP BHCA.

        Each of Michael R. Hannon and Stephen P. Murray is a Managing Director and Managing Director, President and Chief Operating Officer, respectively, of CCMP Capital Advisors, LLC a private equity firm comprised of the former buyout/growth equity professionals of J.P. Morgan Partners who separated from JPM Chase to form an independent private equity platform. Each of Messrs. Hannon and Murray disclaims any beneficial ownership of any shares beneficially owned by the J.P. Morgan Partners entities, except to the extent of his pecuniary interest therein. JPMP Capital exercises voting and dispositive power over the securities held by the Global Investor Funds and JPMP BHCA. Voting and disposition decisions at JPMP Capital are made by three or more of its officers, and therefore no individual officer of JPMP Capital is the beneficial owner of the securities. The address of Messrs. Hannon and Murray is c/o CCMP Capital Advisors, LLC, 245 Park Avenue, New York, New York 10167, and the address of each of the JPMorgan Partners entities is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017, except that the address of each Cayman entity is c/o Walkers SPV Limited, PO Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands. Each of the Global Investor Funds, JPMP BHCA, JPMP Global, JPMP MFM and JPMP Capital are part of the J.P. Morgan Partners private equity business unit of JPM Chase. J.P. Morgan Partners is one of our Sponsors.

(2)
Includes            shares of common stock of certain co-investors, which are under common control with J.P. Morgan Partners.

(3)
Represents shares owned by the following group of investment funds affiliated with Apollo: (i)             shares of common stock owned by Apollo Investment Fund V, L.P.., whose general partner is Apollo Advisors V, L.P., whose general partner is Apollo Capital Management V, Inc.; (ii)             shares of common stock owned by Apollo Overseas Partners V, L.P., whose general partner is Apollo Advisors V, L.P., whose general partner is Apollo Capital Management V, Inc., (iii)             shares of common stock owned by Apollo Netherlands Partners V(A), L.P., whose general partner is Apollo Advisors V, L.P., whose general partner is Apollo Capital Management V, Inc.; (iv)             shares of common stock owned by Apollo Netherlands Partners V(B), L.P., whose general partner is Apollo Advisors V, L.P., whose general partner is Apollo Capital Management V, Inc. and (v)             shares of common stock owned by Apollo German Partners V GmbH & Co. KG, whose general partner is Apollo Advisors V, L.P., whose general partner is Apollo Capital Management V, Inc. The address is c /o Apollo Capital Management V, Inc., 9 West 57th Street, 43rd Floor, New York, New York 10019.

(4)
Includes            shares of common stock of certain co-investors, which, pursuant to a voting agreement, must be voted by such co-investors to elect Apollo designees to Holdings' board of directors.

(5)
Represents shares owned by the following group of investment funds affiliated with Bain: (i)             shares of common stock by Bain Capital Holdings (Loews) I, LLC and (ii)             shares of common stock owned by Bain Capital AIV (Loews) II, L.P., whose general partner is Bain Capital Partners VIII, L.P., whose general partner is Bain Capital Investors, LLC. Investment and voting decisions at Bain are made jointly by three or more individuals who are managing directors of the entity, and therefore no individual managing director of Bain is the beneficial owner of the securities, except with respect to the shares in which such member holds a pecuniary interest. John Connaughton is a Managing Director of Bain and may therefore be deemed to share voting and dispositive power with respect to the shares. Mr. Connaughton disclaims any beneficial ownership of any shares beneficially owned by the Bain, except to the extent of his pecuniary interest therein. The address of Mr. Connaughton and each of the Bain Capital entities is c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

(6)
Represents shares owned by the following group of investment funds affiliated with Carlyle: (i)             shares of common stock owned by Carlyle Partners III Loews, L.P., whose general partner is TC Group III, L.P., whose general partners is TC Group III, L.L.C., whose sole managing member is TC Group, L.L.C., whose sole managing member is TCG Holdings, L.L.C. and (ii)             shares of common stock owned by CP III Coinvestment, L.P., whose general partner is TC Group III, L.P., whose general partner is TC Group III, L.L.C., whose sole managing member is TC Group, L.L.C., whose sole managing member is TC Group, L.L.C., whose sole managing member is TC Holdings, L.L.C. Michael Connelly is a Managing Director of Carlyle and, in such capacity, may be deemed to share beneficial ownership of shares of common stock owned by Carlyle. Such individual expressly disclaims any such beneficial ownership. The address of Mr. Connelly and the Carlyle Group is c/o The Carlyle Group, 520 Madison Avenue, 42nd floor, New York, New York 10022.

(7)
Represents shares owned by the following group of investment funds affiliated with Spectrum: (i)             shares of common stock owned by Spectrum Equity Investors IV, L.P., whose general partner is Spectrum Equity Associates IV, L.P., (ii)             shares of common stock owned by Spectrum Equity Investors Parallel IV, L.P. whose general partner is Spectrum Equity Associates IV, L.P., and (iii)             shares of common stock owned by Spectrum IV Investment Managers' Fund, L.P. Benjamin M. Coughlin is a Managing Director of Spectrum, and in such capacity, may be deemed to share beneficial ownership of shares of common stock owned by Spectrum. Such individual expressly disclaims any such beneficial ownership. The address of Mr. Coughlin and Spectrum Equity Investors is c/o Spectrum Equity Investors, 333 Middlefield Road, Suite 200, Menlo Park, California 94025.

(8)
Although each of Messrs. Parker and Stone may be deemed a beneficial owner of shares of Holdings beneficially owned by Apollo due to his status as a Partner of Apollo, each such person disclaims beneficial ownership of any such shares. The address of Messrs. Parker and Stone and Apollo is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following is a summary of provisions relating to our indebtedness after giving effect to the Merger Transactions.

Senior Secured Credit Facility

        The senior secured credit facility is being provided by a syndicate of banks and other financial institutions and provides financing of up to $850.0 million, consisting of a:

  •
  $650.0 million term loan facility with a maturity of seven years; and

  •
  $200.0 million revolving credit facility with a maturity of six years.

        The revolving credit facility includes borrowing capacity available for Mexican peso-denominated revolving loans, for letters of credit and for borrowings on same-day notice, referred to as the swingline loans.

Interest Rate and Fees

        The borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the base rate of Citibank, N.A. and (2) the federal funds rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the offered rate for deposits in U.S. dollars appearing on the applicable Telerate screen for the interest period relevant to such borrowing adjusted for certain additional reserves. The initial applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings and the initial applicable margin for borrowings under the term loan facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. The applicable margin for such borrowings may be reduced subject to our attaining certain leverage ratios.

        In addition to paying interest on outstanding principal under the senior secured credit facility, AMC Entertainment was required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.375% (subject to reduction upon attainment of certain leverage ratios). AMC Entertainment also paid customary letter of credit fees.

Prepayments

        The senior secured credit facility requires AMC Entertainment to prepay outstanding term loans, subject to certain exceptions, with:

  •
  after its first full fiscal year after the closing, 50% of AMCE's excess cash flow if AMCE's net senior secured leverage ratio is greater than a certain threshold as of the last day of any fiscal year;

  •
  100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, subject to certain exceptions and limitations; and

  •
  100% of the net proceeds of any incurrence of debt other than debt permitted under the senior secured credit facility.

        AMC Entertainment may voluntarily repay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

Amortization

        The term loan facility amortizes each year in an amount equal to 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior secured credit facility.

        Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, six years from the date of the closing of the senior secured credit facility.

Guarantee and Security

        All obligations under the senior secured credit facility are unconditionally guaranteed by, subject to certain exceptions, each of AMCE's existing and future direct and indirect 100% domestic subsidiaries.

        All obligations under the senior secured credit facility, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements), are secured by substantially all of our assets as well as those of each subsidiary guarantor, including, but not limited to, the following, and subject to certain exceptions:

  •
  a pledge of 100% of the equity interests of substantially all of AMCE's domestic subsidiaries and 65% of the equity interests of AMCE's "first-tier" foreign subsidiaries; and

  •
  a security interest in substantially all of AMCE's tangible and intangible assets as well as those of each subsidiary guarantor.

Certain Covenants and Events of Default

        The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, AMCE's ability, and the ability of AMCE's subsidiaries, to:

  •
  sell assets;

  •
  incur additional indebtedness;

  •
  prepay other indebtedness (including the notes);

  •
  pay dividends and distributions or repurchase its capital stock;

  •
  create liens on assets;

  •
  make investments;

  •
  make certain acquisitions;

  •
  engage in mergers or consolidations;

  •
  engage in certain transactions with affiliates;

  •
  amend certain charter documents and material agreements governing its subordinated indebtedness;

  •
  change the business conducted by AMCE and its subsidiaries; and

  •
  enter into agreements that restrict dividends from subsidiaries.

        In addition, the senior secured credit facility requires AMCE, commencing with the fiscal quarter ended September 30, 2006, to maintain a maximum net senior secured leverage ratio as long as the commitments under the revolving credit facility remain outstanding. The senior secured credit facility also contains certain customary affirmative covenants and events of default.

Senior Floating Rate Notes due 2010, 9 1/2% Senior Subordinated Notes Due 2011, 9 7/8% Senior Subordinated Notes Due 2012, 8 5/8% Senior Fixed Rate Notes due 2012, 8% Senior Subordinated Notes Due 2014, and 11% Senior Subordinated Notes due 2016

        On January 27, 1999, AMC Entertainment sold $225.0 million aggregate principal amount of its 9 1/2% senior subordinated notes due 2011. The Notes due 2011 bear interest at the rate of 9 1/2% per annum, payable in February and August of each year. The Notes due 2011 are redeemable at AMCE's option, in whole or in part, at any time on or after February 1, 2004 at 104.75% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2007, plus in each case interest accrued to the redemption date. The Notes due 2011 are unsecured and are subordinated to all AMCE's existing and future senior indebtedness (as defined in the indenture for the Notes due 2011).

        On January 16, 2002, AMC Entertainment sold $175.0 million aggregate principal amount of its 9 7/8% senior subordinated notes due 2012. The Notes due 2012 bear interest at the rate of 9 7/8% per annum, payable in February and August of each year. The Notes due 2012 are redeemable at AMCE's option, in whole or in part, at any time on or after February 1, 2007 at 104.938% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2010, plus interest accrued to the redemption date. The Notes due 2012 are unsecured and are subordinated to all AMCE's existing and future senior indebtedness (as defined in the indenture for the Notes due 2012).

        On February 24, 2004, AMC Entertainment sold $300.0 million aggregate principal amount of its 8% senior subordinated notes due 2014. The Notes due 2014 bear interest at the rate of 8% per annum, payable in March and September of each year. The Notes due 2014 are redeemable at AMCE's option, in whole or in part, at any time on or after March 1, 2009 at 104.000% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 1, 2012, plus interest accrued to the redemption date. The Notes due 2014 are unsecured and are subordinated to all AMCE's existing and future senior indebtedness (as defined in the indenture for the Notes due 2014).

        On August 18, 2004, AMC Entertainment sold $250.0 million aggregate principal amount of its 8 5/8% senior fixed rate notes due 2012. The Fixed Notes due 2012 bear interest at the rate of 8 5/8% per annum, payable in February and August of each year. The Fixed Notes due 2012 are redeemable at AMCE's option, in whole or in part, at any time on or after August 15, 2008 at 104.313% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after August 15, 2010, plus interest accrued to the redemption date. The Fixed Notes due 2012 are unsecured and rank equally with all AMCE's existing and future senior indebtedness (as defined in the indenture for the Fixed Notes due 2012).

        On August 18, 2004, AMC Entertainment sold $205.0 million aggregate principal amount of its senior floating rate notes due 2010. The Floating Notes due 2010 bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.25%, as determined by the calculation agent (as defined in the indenture for the Floating Notes due 2010), payable quarterly in arrears on February, May, August and November of each year. The Floating Notes due 2010 are redeemable at AMCE's option, in whole or in part, at any time on or after August 15, 2006 at 103.000% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after August 15, 2009, plus interest accrued to the redemption date. The Floating Notes due 2010 are unsecured and rank equally with all AMCE's existing and future senior indebtedness (as defined in the indenture for the Floating Notes due 2010

        On January 26, 2006, AMC Entertainment sold $325.0 million aggregate principal amount of its 11% senior subordinated notes due 2016. The Notes due 2016 bear interest at a rate of 11% per annum, payable in February and August of each year. The Notes due 2016 are redeemable at AMCE's option, in whole or in part, at any time on after February 1, 2011 at 105.5% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2014. In addition, AMC Entertainment may redeem up to 35% of the aggregate principal amount of the Notes due 2016 using net proceeds from certain equity offerings completed on or prior to February 1, 2009.

        The indentures relating to our outstanding notes allow AMCE to incur all permitted indebtedness (as defined therein) without restriction, which includes all amounts borrowed under the senior secured credit facility. The indentures also allow AMCE to incur additional debt as long as it can satisfy the coverage ratio of each indenture, both at the time of the event (under the indenture for the Notes due 2011) and after giving effect thereto on a pro forma basis (under each of the indentures for the Notes due 2011, Notes due 2012, Fixed Notes due 2012, Floating Notes due 2010, Notes due 2014 and Notes due 2016).

        The indentures also contain covenants limiting dividends, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets, and require AMCE to make an offer to purchase such notes upon the occurrence of a change in control, as defined in the indentures. These covenants are substantially similar to the covenants in all the indentures are subject to a number of important qualifications. The indentures do not impose any limitation on the incurrence by AMCE of liabilities that are not considered "indebtedness" under the indentures, such as certain sale/leaseback transactions; nor do the note indentures impose any limitation on the amount of liabilities incurred by AMCE's subsidiaries, if any, that might be designated as "unrestricted subsidiaries" (as defined in the indentures). Furthermore, AMCE is not restricted from making advances to, or investing in, other entities (including unaffiliated entities) and its subsidiaries are not restricted from entering into agreements restricting its ability to pay dividends or otherwise transfer funds to it. If the Notes due 2011 attain "investment grade status" (as defined in the indenture governing the Notes due 2011), the covenants in such indenture limiting AMCE's ability to incur indebtedness, pay dividends, acquire stock or engage in transactions with affiliates will cease to apply.

        The indentures relating to the Notes due 2011, the Notes due 2012, the Notes due 2014 and the Notes due 2016, or collectively, the Subordinated Notes, also contain provisions subordinating AMCE's obligations under those notes to its obligations under its existing senior secured credit facility and other senior indebtedness. These include a provision that applies if there is a payment default under its existing senior secured credit facility or other senior indebtedness and one that applies if there is a non-payment default that permits acceleration of indebtedness under its existing senior secured credit facility. If there is a payment default under the senior secured credit facility or other senior indebtedness, generally no payment may be made on any of the Subordinated Notes until such payment default has been cured or waived or such senior indebtedness had been discharged or paid in full. If there is a non-payment default under the senior secured credit facility, or with respect to designated senior indebtedness (as defined), if any, that would permit the lenders to accelerate the maturity date of the existing senior secured credit facility or any such designated senior indebtedness, no payment may be made on the Subordinated Notes for a period (a "payment blockage period") commencing upon the receipt by the indenture trustees for the Subordinated Notes of notice of such default and ending up to 179 days thereafter. Not more than one payment blockage period may be commenced during any period of 365 consecutive days. AMCE's failure to make payment on any series of Subordinated Notes when due or within any applicable grace period, whether or not occurring under a payment blockage period, will be an event of default with respect to such Existing Subordinated Notes.

Discount Notes

        On August 18, 2004, Holdings issued $304.0 million aggregate principal amount of its Discount Notes, resulting in gross proceeds of $169.9 million of which $166.6 million was contributed by Holdings as equity to AMCE. The indenture governing the Discount Notes contains covenants substantially similar to those governing the Notes due 2016. Neither AMCE nor any of its subsidiaries have guaranteed the indebtedness of Holdings, nor have AMCE or any of its subsidiaries pledged any of AMCE assets as collateral.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        As a public company we will ensure that all transactions with related parties are fair, reasonable and in our best interest. In this regard, our independent directors or one of our committees comprised of independent directors will review material transactions between us and related parties to determine that, in their best business judgment, such transactions meet that standard. Set forth below is a description of certain transactions which have occurred since April 1, 2004 or which involve obligations that remain outstanding as of April 25, 2006.

        For a description of certain employment agreements between us and Messrs. Peter C. Brown, Philip M. Singleton, John D. McDonald, Richard T. Walsh and Craig R. Ramsey, see "Management—Compensation of Management—Employment Contracts, Termination of Employment and Change of Control Arrangements."

  Governance Agreements

        In connection with the Mergers, Holdings, the Sponsors and the other pre-existing stockholders of Holdings, as applicable, entered into various agreements defining the rights of Holdings' stockholders with respect to voting, governance and ownership and transfer of the stock of Holdings, including a Second Amended and Restated Certificate of Incorporation of Holdings, a Second Amended and Restated Stockholders Agreement, a Voting Agreement among Holdings and the pre-existing stockholders of Holdings, a Voting Agreement among Holdings and the former stockholders of LCE Holdings and an Amended and Restated Management Stockholders Agreement among Holdings and certain members of management of Holdings who are stockholders of Holdings (collectively, the "Governance Agreements").

        The Governance Agreements provide that the Board of Directors for Holdings will consist of up to nine directors, two of whom shall be designated by JPMP, two of whom shall be designated by Apollo, one of whom shall be the Chief Executive Officer of Holdings, one of whom shall be designated by Carlyle, one of whom shall be designated by Bain, one of whom shall be designated by Spectrum and one of whom shall be designated by Bain, Carlyle and Spectrum, voting together, so long as such designee is consented to by each of Bain and Carlyle. Each of the directors respectively designated by JPMP, Apollo, Carlyle, Bain and Spectrum shall have three votes on all matters placed before the Board of Directors of Holdings and AMCE and the Chief Executive Office of Holdings and the director designated by Carlyle, Bain and Spectrum voting together will have one vote each. The number of directors respectively designated by the Sponsors will be reduced upon a decrease in such Sponsors' ownership in Holdings below certain thresholds.

        The Voting Agreement among Holdings and the pre-existing stockholders of Holdings provides that, until fifth anniversary of the Mergers (the "Blockout Period"), the former continuing stockholders of Holdings (other than Apollo and JPMP) will generally vote their voting shares of capital stock of Holdings in favor of any matter in proportion to the shares of capital stock of Apollo and JPMP voted in favor of such matter, except in certain specified instances. The Voting Agreement among Holdings and the former stockholders of LCE Holdings further provides that during the Blockout Period, the former LCE Holdings stockholders will generally vote their voting shares of capital stock of Holdings on any matter as directed by any two of Carlyle, Bain and Spectrum, except in certain specified instances. In addition, certain actions of Holdings, including, but not limited to, change in control transactions, acquisition or disposition transactions with a value in excess of $10.0 million, the settlement of claims or litigation in excess of $2.5 million, an initial public offering of Holdings, hiring or firing a chief executive officer, chief financial officer or chief operating officer, incurring or refinancing indebtedness in excess of $5.0 million or engaging in new lines of business, require the approval of either (i) any three of JPMP, Apollo, Carlyle or Bain or (ii) Spectrum and (a) either JPMP or Apollo and (b) either Carlyle or Bain (the "Requisite Stockholder Majority") if at such time the Sponsors collectively hold at least a majority of Holdings' voting shares.

        Prior to the earlier of the end of the Blockout Period and the completion of an initial public offering of the capital stock of Holdings or AMCE, the Governance Agreements will prohibit the Sponsors and the other pre-existing stockholders of Holdings from transferring any of their interests in Holdings, other than (i) certain permitted transfers to affiliates or to persons approved of by the Sponsors and (ii) transfers after the Blockout Period subject to the rights described below.

        The Governance Agreements set forth additional transfer provisions for the Sponsors and the other pre-existing stockholders of Holdings with respect to the interests in Holdings, including the following:

        Right of first offer.    After the Blockout Date and prior to an initial public offering, Holdings and, in the event Holdings does not exercise its right of first offer, each of the Sponsors and the other pre-existing stockholders of Holdings, has a right of first offer to purchase (on a pro rata basis in the case of the stockholders) all or any portion of the shares of Holdings that a Sponsor or other former continuing stockholder of Holdings is proposing to sell to a third party at the price and on the terms and conditions offered by such third party.

        Drag-along rights.    If, prior to an initial public offering, Sponsors constituting a Requisite Stockholder Majority propose to transfer shares of Holdings to an independent third party in a bona fide arm's-length transaction or series of transactions that results in a sale of all or substantially all of Holdings, such Sponsors may elect to require each of the other stockholders of Holdings to transfer to such third party all of its shares at the purchase price and upon the other terms and subject to the conditions of the sale.

        Tag-along rights.    Subject to the right of first offer described above, if any Sponsor or other former continuing stockholder of Holdings proposes to transfer shares of Holdings held by it, then such stockholder shall give notice to each other stockholder, who shall each have the right to participate on a pro rata basis in the proposed transfer on the terms and conditions offered by the proposed purchaser.

        Participant rights.    On or prior to an initial public offering, the Sponsors and the other pre-existing stockholders of Holdings have the pro rata right to subscribe to any issuance by Holdings or any subsidiary of shares of its capital stock or any securities exercisable, convertible or exchangeable for shares of its capital stock, subject to certain exceptions.

        The Governance Agreements also provide for certain registration rights in the event of an initial public offering of Holdings, including the following:

        Demand rights.    Subject to the consent of at least two of any of JPMP, Apollo, Carlyle and Bain during the first two years following an initial public offering, each Sponsor has the right at any time following an initial public offering to make a written request to Holdings for registration under the Securities Act of part or all of the registrable equity interests held by such stockholders at Holdings' expense, subject to certain limitations. Subject to the same consent requirement, the other pre-existing stockholders of Holdings as a group shall have the right at any time following an initial public offering to make one written request to Holdings for registration under the Securities Act of part or all of the registrable equity interests held by such stockholders with an aggregate offering price to the public of at least $200 million.

        Piggyback rights.    If Holdings at any time proposes to register under the Securities Act any equity interests on a form and in a manner which would permit registration of the registrable equity interests held by stockholders of Holdings for sale to the public under the Securities Act, Holdings shall give written notice of the proposed registration to each stockholder, who shall then have the right to request that any part of its registrable equity interests be included in such registration, subject to certain limitations.

        Holdback agreements.    Each stockholder has agreed that it will not offer for public sale any equity interests during a period not to exceed 90 days (180 days in the case of an initial public offering) after the effective date of any registration statement filed by Holdings in connection with an underwritten public offering (except as part of such underwritten registration or as otherwise permitted by such underwriters), subject to certain limitations.

Amended and Restated Fee Agreement

        In connection with the Mergers, Holdings, AMCE and the Sponsors entered into an Amended and Restated Fee Agreement, which provides for an annual management fee of $5.0 million, payable quarterly and in advance to each Sponsor, on a pro rata basis, for the twelve year duration of the agreement, as well as reimbursements for each Sponsor's respective out-of-pocket expenses in connection with the management services provided under the agreement. In addition, the fee agreement will provide for reimbursements by AMCE to the Sponsors for their out-of-pocket expenses and to Holdings of up to $3.5 million for fees payable by Holdings in any single fiscal year in order to maintain AMCE's corporate existence, corporate overhead expenses and salaries or other compensation of certain employees.

        Upon the consummation of this offering, each of the Sponsors will receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. We estimate that our payment to the Sponsors would be $40.9 million had the offering occurred on September 28, 2006. See Note 8 to Unaudited Pro Forma Condensed Consolidated Financial Information included elsewhere in this prospectus.

        The fee agreement also provides that AMCE will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

Continuing Service Agreement

        In connection with the termination of his current employment agreement with Loews, we will pay Mr. Travis Reid severance of $87,500 per month for 18 months following the closing of the Mergers, a lump sum payment of $1,575,000, and will provide outplacement assistance and automobile benefits through December 31, 2006. In addition, in order to facilitate integration following the Mergers, we have entered into an agreement with Mr. Reid, whereby Mr. Reid will provide certain transitional consulting services to our company and report to Mr. Peter C. Brown, our Chief Executive Officer. Pursuant to the continuing service agreement, which may be terminated by Mr. Reid at any time or by us after December 31, 2006, we will pay Mr. Reid a consulting fee for each month of service at the following rate: $50,000 for each of the first four months, $33,333 for each of the next four months and $16,667 for any month thereafter. Under certain circumstances, Mr. Reid will have the right to require Holdings to purchase, and Holdings will have the right to require Mr. Reid to sell, on one occasion, all shares of common stock of Holdings that Mr. Reid receives in the Mergers in exchange for payment to him of his original purchase price for his shares of Loews common stock. The continuing service agreement is not intended to create an employment relationship between Mr. Reid and our company and his services will be provided on an independent contractor basis.

Option Grant to Travis Reid

        Pursuant to his Continuing Service Agreement, effective as of January 26, 2006, Holdings has granted Mr. Reid an option under the Holdings 2004 Stock Option Plan to acquire Class N Common Stock at an exercise price not less than the fair market value (as determined by the Board of Directors of Holdings) on the date of grant. The option is subject to other terms and conditions substantially similar to the terms of Holdings options currently held by employees and is also subject to the Management Stockholders Agreement. The option vests in three equal installments on December 23, 2006, 2007 and 2008, and vests in full upon a change of control of Holdings or AMCE if provided for by the Holdings Compensation Committee.

Cinemex

        Cinemex from time to time purchases services or enters into arrangements with parties related to its employees. For example, Miguel Angel Dávila, Chief Executive Officer and President of Cinemex and on the board of Cinemex, and Adolfo Fastlicht Kurián, a Director of Cinemex, are minority investors in the construction of the new shopping center where one of Cinemex's new theatres opened in December 2004. Mr. Kurián's father is the general manager of three construction companies that provide theatre construction services to Cinemex and Mr. Kurián is an investor in these companies. In addition, Cinemex signed a waiver to allow a McDonald's restaurant owned by Mr. Kurián's wife to open in a shopping center where, under the lease, the landlord was prohibited from leasing space to a business that would compete with the theatre's concessions. A relative of Mr. Dávila is the manager of Consultores en Información Electrónica, S.A. de C.V., the company which renders web hosting, electronic marketing, e-mail and software services to one of Cinemex's subsidiaries. This arrangement may be terminated by Cinemex upon 30-days notice.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

        The following description of material terms of our capital stock and certain provisions of our certificate of incorporation and bylaws, each of which will be in effect on the closing of this offering, are summaries and are qualified by reference to the certificate of incorporation and the bylaws, copies of which have been filed as exhibits to the registration statement, of which this prospectus forms a part.

        Our authorized capital stock consists of:

  •
  shares of common stock, par value $.01 per share; and

  •
  shares of preferred stock, par value $.01 per share.

Common Stock

        At the completion of this offering, there will be                        shares of common stock issued and outstanding.

Voting Rights

        Each holder of common stock will be entitled to one vote per share.

        Our directors will be elected by all of our common stockholders voting together as a single class.

        Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of our outstanding voting power. Except as otherwise required by the Delaware General Corporation Law, or DGCL, our certificate of incorporation or the voting rights granted to any preferred stock we subsequently issue, the holders of outstanding shares of common stock and preferred stock entitled to vote thereon, if any, will vote as one class with respect to all matters to be voted on by our stockholders. Except as otherwise provided by law, and subject to any voting rights granted to any preferred stock we subsequently issue, amendments to our certificate of incorporation must be approved by a holders of at least a majority of the outstanding common stock. Under the DGCL, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Dividends

        Holders of common stock will share ratably (based on the number of shares of common stock held) in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock.

Other Rights

        Upon our liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, will be entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of any class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Preferred Stock

        Upon the closing of this offering, our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of                        shares of

preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Upon the closing of this offering, there will be no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock. See "—Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws."

Options

        As of                                    , options to purchase a total of                        shares of common stock will be outstanding, of which            will be eligible for exercise or sale immediately following the completion of this offering. Common stock may be subject to the granting of options under the equity incentive plan. See "Management—Equity Incentive Plan" and "Shares Eligible for Future Sale."

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

        We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

        Certain other provisions of the certificate of incorporation and bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect against an unsolicited proposal for a takeover of us that might affect the long term value of our stock or that may be otherwise unfair to our stockholders. For example, our certificate of incorporation and bylaws:

  •
  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive; and

  •
  do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

Special Meeting of Stockholders

        Special meetings of our stockholders may be called only by a majority of our directors or at the request of holders of common stock representing a majority of our total voting power.

Actions by Written Consent

        Stockholder action can be taken only at an annual or special meeting of stockholders, and cannot be taken by written consent in lieu of a meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year's annual meeting of our stockholders, a stockholder's notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Certificate of Incorporation or Bylaws

        The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage The affirmative vote of the holders of at least 66 2/3% of our issued and outstanding common stock, voting as a single class is required to amend or repeal our certificate of incorporation or to amend or repeal a bylaw. In addition, under the DGCL, an amendment to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Subject to our bylaws, our board of directors may from time to time make, amend, supplement or repeal our bylaws by vote of a majority of our board of directors.

Registration Rights

        We are a party to a registration rights agreement with the Sponsors. Under the agreement, we are required to file at our expense, at any time after the expiration of any underwriter lock-up period applicable to the Sponsors in connection with this offering, a registration statement under the Securities Act covering the resale by the Sponsors and any of their permitted transferees of all shares of common stock held by such Sponsor. The Sponsors and any of their respective permitted transferees also will have "piggyback" registration rights entitling them to participate in any future offering of the common stock by us, subject to certain exceptions and limitations. See "Certain Relationships and Related Party Transactions—Transactions with Sponsors—Registration Rights Agreement."

Limitation of Liability and Indemnification of Directors and Officers

        As permitted by the Delaware General Corporation Law, or DGCL, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors and officers for monetary damages for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, directors and officers exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for:

  •
  any breach of the person's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the person derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

        As permitted by the DGCL, our certificate of incorporation and bylaws provide that:

  •
  we will indemnify our current and former directors and officers and anyone who is or was serving at our request as the director, officer, employee or agent of another entity, and may indemnify our current or former employees and other agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

  •
  we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

        We currently maintain liability insurance for our directors and officers.

        Our certificate of incorporation requires us to advance expenses to our directors and officers in connection with a legal proceeding, subject to receiving an undertaking from such director or officer to repay advanced amounts if it is determined he or she is not entitled to indemnification. Our bylaws provide that we may advance expenses to our employees and other agents, upon such terms and conditions, if any, as we deem appropriate.

        We intend to enter into separate indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance, if available on reasonable terms.

        Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is expected to be UMB Bank, N.A.

Listing

        We expect to file an application to list our common stock on the                        under the symbol "                        ".

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Sales of significant amounts of our common stock in the public market after this offering, including shares of our common stock issued upon exercise of outstanding options, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

        Upon completion of this offering,                        shares of common stock will be outstanding. If the underwriters' over-allotment option is exercised in full, there will be                        shares of common stock outstanding.

        Of the                        shares of common stock to be outstanding upon completion of this offering,                         shares of common stock offered pursuant to this offering, or                         shares if the underwriters' over-allotment option is exercised in full, will be freely tradable without restriction or further registration under federal securities laws except to the extent shares of common stock are purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act.

        The remaining                        shares of common stock are "restricted securities" under the Securities Act and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 of the Securities Act, subject to the contractual provisions of our agreements with our Sponsors. See "Certain Relationships and Related Party Transactions—Transactions with Founding Members—Registration Rights Agreement."

        Our Sponsors and our directors and officers who would hold in the aggregate                        shares of our common stock (after giving effect exercise of stock options), are subject to various lock-up agreements that prohibit the holders from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of                        days after the date of this prospectus.

Rule 144

        In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year (including the holding period of any prior owner other than an affiliate) and who files a Form 144 with the SEC to sell within any three-month period a number of those shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal                        shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An "affiliate" is a person that directly, or indirectly, through one or more intermediate controls or is controlled by, or is under common control with us.

                                shares will be eligible for sale under Rule 144 as of                        2007 or, if earlier, after the exchange or the resale of such shares of common stock is registered under the Securities Act.

Rule 144(k)

        Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144.

        To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Registration Rights

        Upon completion of this offering, the Sponsors will hold in the aggregate approximately                        shares of our common stock. Pursuant to the Registration Rights Agreement described above in "Certain Relationships and Related Party Transactions—Transactions with Sponsors—Registration Rights Agreement," the Sponsors will have the right, subject to various conditions and limitations, to demand the filing of, and include such shares of our common stock in, registration statements relating to our common stock. These registration rights of our stockholders could impair the prevailing market price and impair our ability to raise capital by depressing the price at which we could sell our common stock.

Options

        In addition to the                        shares of common stock outstanding immediately after this offering, as of the date of this prospectus, there will be outstanding options to purchase                        shares of our common stock., of which            options are currently exercisable.

        As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our equity incentive plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to beneficial owners of our common stock ("Holders") that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets (generally, for investment). This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations. This summary does not consider specific facts and circumstances that may be relevant to a particular Holder's tax position and does not consider any tax laws other than U.S. federal income tax laws (for example, this summary does not consider any state, local, estate or gift, or non-U.S. tax consequences of an investment in our common stock). It also does not apply to Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks, insurance companies, dealers in securities, persons who hold common stock as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, U.S. Holders (as defined below) who do not have the U.S. dollar as their functional currency, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation).

        For purposes of this summary, the term "U.S. Holder" means a Holder of shares of our common stock that, for U.S. federal income tax purposes, is:

  (i)
  an individual who is a citizen or resident of the United States;

  (ii)
  a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

  (iii)
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  (iv)
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "U.S. persons," as defined in section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        The term "Non-U.S. Holder" means any Holder of shares of our common stock that is neither a U.S. Holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

        If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold shares of our common stock should consult their tax advisors.

        This summary is included herein as general information only. Accordingly, each prospective Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our common stock.

U.S. Holders

        The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to "U.S. Holders," subject to the limitations described above.

  Distributions

        Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. Holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. Holders (including individuals), with respect to taxable years beginning on or before December 31, 2010, are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals, provided that the U.S. Holder receiving the dividend satisfies applicable holding period and other requirements. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder's tax basis in our common stock, and thereafter will be treated as capital gain.

  Dispositions

        Upon a sale, exchange or other taxable disposition of shares of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder's adjusted tax basis in the shares of our common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares of the common stock for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations under the Code.

  Information Reporting and Backup Withholding Requirements

        In general, dividends on our common shares, and payments of the proceeds of a sale, exchange or other disposition of our common shares paid to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against the U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. Holders

        The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to "Non-U.S. Holders," subject to the limitations described above.

U.S. Trade or Business Income

        For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, a Non-U.S. Holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Distributions

        Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder's tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

        The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

Dispositions

        A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of common stock unless:

  •
  the gain is U.S. trade or business income;

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions (in which case, such Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources); or

  •
  we are or have been a "U.S. real property holding corporation" (a "USRPHC") under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock (in which case, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income).

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

Information Reporting and Backup Withholding Requirements

        We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that the Holder is a U.S. person.

        The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement to be filed as an exhibit relating to this prospectus, dated                        , 2007, the selling stockholders have agreed to sell to the underwriters named below, and the underwriters have severally agreed to purchase, the respective number of shares of common stock set forth below:

Underwriter	Number of Shares

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$

        The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed    % of the shares of common stock being offered.

        We and the selling stockholders have agreed that neither we nor they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of                        for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the

"lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless                        waives, in writing, such an extension.

        has advised us that (i) it has no present intent or arrangement to release any of the securities subject to the lock-up agreements, (ii) there are no specific criteria that                        will use in determining whether to release any securities from the lock-up agreements, (iii) the release of any securities will be considered on a case by case basis and (iv) the factors it could use in deciding whether to release securities may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of Holdings.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, including liabilities incurred in connection with the sale of reserved shares as described in the previous paragraph, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on the                        .

        In connection with the listing of the common stock on the                        , the underwriters will undertake to sell round lots of            shares or more to a minimum of             beneficial owners.

        Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

  •
  the information included in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history of and prospectus for our business and our past and present operations;

  •
  our past and present earnings and current financial position;

  •
  an assessment of our management;

  •
  the market of securities of companies in business similar to ours; and

  •
  the general condition of the securities markets.

        The initial public offering price may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active trading market may not develop and continue after this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on                        or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent;

  •
  the purchaser has reviewed the text above under "Resale Restrictions;" and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        We are represented by O'Melveny & Myers LLP, New York, New York, who will pass upon the validity of the shares of common stock offered hereby. Weil, Gotshal & Manges LLP advised the underwriters in connection with the offering of the common stock.

EXPERTS

        The consolidated financial statements of Holdings as of March 30, 2006 and March 31, 2005 and for the fiscal year ended March 30, 2006 and the period from July 16, 2004 (date of inception) through March 31, 2005 and the consolidated financial statements for the period from April 2, 2004 through December 23, 2004 and for the fiscal year ended April 1, 2004, included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of LCE Holdings as of December 31, 2005 and 2004 and for the year ended December 31, 2005 and the five-month period ended December 31, 2004 and the combined consolidated financial statements for the seven-month period ended July 31, 2004, and the year ended December 31, 2003 included in this prospectus have been included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and, as permitted by the SEC's rules, does not contain all of the information presented in the registration statement. For further information with respect to us and our common stock offered hereby, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

        Because we already have public debt and also due to this offering, we are subject to the informational requirements of the Exchange Act. We fulfill our obligations with respect to such requirements by filing periodic reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an Internet site at www.amctheatres.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

INDEX TO FINANCIAL STATEMENTS

Page
MARQUEE HOLDINGS INC. AND SUBSIDIARY UNAUDITED FINANCIAL STATEMENTS:
Consolidated Statements of Operations for the 26 weeks ended September 28, 2006 and September 29, 2005	F-2
Consolidated Balance Sheets as of September 28, 2006 and March 30, 2006	F-3
Consolidated Statements of Cash Flows for the 26 weeks ended September 28, 2006 and September 29, 2005	F-4
Notes to Consolidated Financial Statements	F-5
MARQUEE HOLDINGS INC. AND SUBSIDIARY AUDITED FINANCIAL STATEMENTS:
Reports of Independent Registered Public Accounting Firm	F-20
Consolidated Statements of Operations for the 52 weeks ended March 30, 2006, March 31, 2005 and April 1, 2004	F-22
Consolidated Balance Sheets as of March 30, 2006 and March 31, 2005	F-23
Consolidated Statements of Cash Flows for the 52 weeks ended March 30, 2006, March 31, 2005 and April 1, 2004	F-24
Consolidated Statements of Stockholders' Equity (Deficit)	F-25
Notes to Consolidated Financial Statements	F-27
LCE HOLDINGS, INC. AUDITED FINANCIAL STATEMENTS:
Reports of Independent Registered Public Accounting Firm	F-91
Consolidated Balance Sheet at December 31, 2004 and December 31, 2005	F-93
Combined Consolidated Statement of Operations for the year ended December 31, 2003 (Predecessor Company), the period from January 1, 2004 to July 30, 2004 (Predecessor Company), the period from May 27, 2004 (Date of Inception) to December 31, 2004 (Successor Company) and for the year ended December 31, 2005 (Successor Company)	F-94
Combined Consolidated Statement of Changes in Stockholders' Equity for the year ended December 31, 2003 (Predecessor Company), the period from January 1, 2004 to July 30, 2004 (Predecessor Company), the period from May 27, 2004 (Date of Inception) to December 31, 2004 (Successor Company) and for the year ended December 31, 2005 (Successor Company)	F-95
Combined Consolidated Statement of Cash Flows for the year ended December 31, 2003 (Predecessor Company), the period from January 1, 2004 to July 30, 2004 (Predecessor Company), the period from May 27, 2004 (Date of Inception) to December 31, 2004 (Successor Company) and for the year ended December 31, 2005 (Successor Company)	F-97
Notes to Combined Consolidated Financial Statements	F-98

MARQUEE HOLDINGS INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Twenty-six Weeks Ended
	September 28, 2006	September 29, 2005
	(unaudited)
Revenues
Admissions	$862,105	$546,820
Concessions	359,081	217,012
Other revenue	61,555	47,887

Total revenues	1,282,741	811,719

Costs and Expenses
Film exhibition costs	449,072	295,262
Concession costs	43,047	23,768
Operating expense	319,629	214,343
Rent	225,482	156,692
General and administrative:
Merger and acquisitions costs	5,826	2,645
Management fee	2,500	1,000
Other	29,680	18,199
Preopening expense	3,129	736
Theatre and other closure expense	7,710	980
Restructuring charges	—	3,908
Depreciation and amortization	129,075	75,467
Disposition of assets and other gains	(8,500)	(770)

Total costs and expenses	1,206,650	792,230

Other expense (income)
Other	(6,314)	(7,219)
Interest expense
Corporate borrowings	112,800	60,332
Capital and financing lease obligations	2,738	3,380
Investment income	(3,609)	(480)

Total other expense	105,615	56,013

Loss from continuing operations before income taxes	(29,524)	(36,524)
Income tax provision (benefit)	2,200	(14,200)

Loss from continuing operations	(31,724)	(22,324)
Loss from discontinued operations, net of income tax provision	—	(22,094)

Net loss	$(31,724)	$(44,418)

Basic and diluted loss per share of common stock:
Loss from continuing operations	$(24.74)	$(29.02)
Loss from discontinued operations	—	(28.71)

Net loss per share	$(24.74)	$(57.73)

Average shares outstanding:
Basic and diluted	1,282.25	769.35

See Notes to Consolidated Financial Statements.

MARQUEE HOLDINGS INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	Unaudited Pro Forma Stockholders' Equity September 28, 2006 (Note 1)	September 28, 2006	March 30, 2006
		(unaudited)
ASSETS
Current assets:
Cash and equivalents		$310,978	$232,366
Receivables, net of allowance for doubtful accounts of $901 as of September 28, 2006 and $1,339 as of March 30, 2006		58,298	54,725
Other current assets		32,623	34,647
Current assets held for sale		—	4,726

Total current assets		401,899	326,464
Property, net		1,337,343	1,501,048
Intangible assets, net		253,400	273,308
Goodwill		2,095,399	2,018,318
Deferred income taxes		20,403	3,564
Other long-term assets		167,469	172,312
Noncurrent assets held for sale		7,300	112,337

Total assets		$4,283,213	$4,407,351

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable		$113,570	$150,383
Accrued expenses and other liabilities		148,640	157,227
Deferred revenues and income		79,792	95,812
Current maturities of corporate borrowings and capital and financing lease obligations		39,864	30,804
Current liabilities held for sale		—	8,233

Total current liabilities		381,866	442,459
Corporate borrowings		2,425,584	2,428,996
Capital and financing lease obligations		51,429	64,016
Other long-term liabilities		423,842	419,474
Noncurrent liabilities held for sale		—	11,903

Total liabilities		3,282,721	3,366,848

Stockholders' equity:
Common Stock voting ($.01 par value shares authorized; shares issued and outstanding as of September 28, 2006)	14	—	—
Class A-1 Common Stock voting ($0.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding as of September 28, 2006 and March 30, 2006)	—	4	4
Class A-2 Common Stock voting ($0.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding as of September 28, 2006 and March 30, 2006)	—	4	4
Class N Common Stock nonvoting ($0.01 par value, 375,000 shares authorized; 5,128.77496 shares issued and outstanding as of September 28, 2006 and March 30, 2006)	—	—	—
Class L-1 Common Stock voting ($0.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of September 28, 2006 and March 30, 2006)	—	3	3
Class L-2 Common Stock voting ($0.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of September 28, 2006 and March 30, 2006, respectively)	—	3	3
Additional paid-in capital	1,305,034	1,305,034	1,307,752
Accumulated other comprehensive loss	(16,227)	(16,227)	(10,658)
Accumulated deficit	(288,329)	(288,329)	(256,605)

Total stockholders' equity	1,000,492	1,000,492	1,040,503

Total liabilities and stockholders' equity		$4,283,213	$4,407,351

See Notes to Consolidated Financial Statements.

MARQUEE HOLDINGS INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Twenty-six Weeks Ended
	September 28, 2006	September 29, 2005
	(unaudited)
INCREASE IN CASH AND EQUIVALENTS
Cash flows from operating activities:
Net loss	$(31,724)	$(44,418)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	129,075	76,173
Amortization of discount on corporate borrowings	11,064	9,811
Non-cash portion of stock-based compensation	1,645	747
Non-cash portion of pension and postretirement expense	3,219	2,007
Deferred income taxes	(596)	5,125
Equity in losses from investments	2,455	659
Disposition of assets and other gains	(620)	(95)
Change in assets and liabilities, net of effects from acquisition:
Receivables	6,001	(5,264)
Other assets	(2,353)	23,438
Accounts payable	(29,723)	(40,120)
Accrued expenses and other liabilities	(28,392)	(34,148)
Other, net	5,602	1,046

Net cash provided by (used in) operating activities	65,653	(5,039)

Cash flows from investing activities:
Capital expenditures	(64,105)	(44,437)
Construction project costs:
Reimbursable by landlord	—	(5,414)
Reimbursed by landlord	—	1,734
Proceeds on disposal—discontinued operations	—	53,456
Proceeds on disposal—continuing operations	99,639	—
Net change in reimbursable construction advances	(4,984)	(4,856)
Other, net	(3,211)	(1,021)

Net cash provided by (used in) investing activities	27,339	(538)

Cash flows from financing activities:
Proceeds from sale/leasebacks	—	6,661
Repayment of Cinemex Credit Facility	(744)	—
Principal payments under capital and financing lease obligations	(1,849)	(1,717)
Principal payments under mortgage	(55)	—
Payments on Term Loan B	(3,250)	—
Change in construction payables	(3,307)	2,449
Deferred financing costs	(2,062)	(938)

Net cash provided by (used in) financing activities	(11,267)	6,455

Effect of exchange rate changes on cash and equivalents	(3,113)	100

Net increase in cash and equivalents	78,612	978
Cash and equivalents at beginning of period	232,366	72,945

Cash and equivalents at end of period	$310,978	$73,923

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest (including amounts capitalized of $968 and $1,332)	$99,453	$54,062
Income taxes paid	546	850
Schedule of non-cash investing and financing activities:
Assets capitalized under EITF 97-10	$7,060	$5,414

See Notes to Consolidated Financial Statements.

MARQUEE HOLDINGS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 28, 2006
(Unaudited)

NOTE 1—BASIS OF PRESENTATION

        Marquee Holdings Inc. ("Holdings") is an investment vehicle owned by J.P. Morgan Partners, LLC, Apollo Management, L.P. and certain related investment funds and affiliates of Bain Capital Partners, The Carlyle Group and Spectrum Equity Investors. Holdings was formed for the purpose of acquiring AMC Entertainment Inc. ("AMCE") pursuant to a definitive merger agreement approved by AMCE's Board of Directors on July 22, 2004. Holdings is a holding company with no operations of its own and it has one direct subsidiary, AMCE.

        AMCE, through its direct and indirect subsidiaries, including American Multi-Cinema, Inc. ("AMC") and its subsidiaries', Grupo Cinemex, S.A. de C.V. ("Cinemex") and AMCE Entertainment International, Inc. ("AMCEI") and its subsidiaries (collectively with Holdings and AMCE, unless the context otherwise requires, the "Company"), is principally involved in the theatrical exhibition business and owns, operates or has interests in theatres located in the United States and Canada ("U.S. and Canada" formerly, North American theatrical exhibition) and in Mexico, Argentina, Brazil, Chile, Uruguay, China (Hong Kong), France, Spain and the United Kingdom. The Company discontinued its operations in Japan during the first quarter of fiscal 2006. The Company's U.S. and Canada theatrical exhibition business is conducted through AMC and AMCEI. The Company's international theatrical exhibition business is conducted primarily through Cinemex and AMCEI. See Note 2 for a discussion of the Merger with Loews on January 26, 2006.

        The accompanying unaudited consolidated financial statements have been prepared in response to the requirements of Form 10-Q and should be read in conjunction with Holdings' annual report on Form 10-K for the year (52 weeks) ended March 30, 2006. In the opinion of management, these interim financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the Company's financial position and results of operations. Due to the seasonal nature of the Company's business, results for the twenty-six weeks ended September 28, 2006 are not necessarily indicative of the results to be expected for the fiscal year (52 weeks) ended March 29, 2007.

        The March 30, 2006 consolidated balance sheet data was derived from the audited balance sheet, but does not include all disclosures required by generally accepted accounting principles.

        Certain amounts have been reclassified from prior period consolidated financial statements to conform with the current period presentation.

        Assets held for Sale:    In conjunction with the Merger (see Note 2), the Company entered into a Final Judgment with the Antitrust Division of the United States Department of Justice and judgments and consent decrees with various States. These judgments and decrees required the Company to hold separate and divest itself of 10 certain theatres. As a result, the Company classified the assets and liabilities of these theatres as held for sale. The Company sold six of these theatres during the 26 weeks ended September 28, 2006, exchanged two of these theatres with another theatrical exhibitor for two theatres from that exhibitor in different markets, retained one of the theatres pursuant to an agreement reached with the California Attorney General and will close one remaining theatre during the third quarter of fiscal 2007.

        The Company entered into an agreement to sell its consolidated operations in Spain and Portugal and as a result, the Company classified the assets and liabilities of these theatres as held for sale as of March 30, 2006. These sales were subsequently consummated on May 11, 2006.

        Additionally, the Company has classified certain real estate as available for sale based on an active marketing program to sell the assets, which is recorded in noncurrent assets held for sale.

        Loss per share:    Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding. Diluted loss per share includes the effects of outstanding stock options, if dilutive. Options to purchase 39,476.72872 and 38,876.272 shares of common stock at $1,000.00 per share were outstanding during the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively, but were not included in the computation of diluted loss per share because the options' exercise price exceeded the estimated average price of common shares.

        Pro forma stockholders' equity (Unaudited):    The pro forma effect of the conversion of various classes of common stock to common stock has been reflected in the accompanying financial statements as of September 28, 2006.

NOTE 2—ACQUISITIONS

        On June 20, 2005, Holdings entered into a merger agreement with LCE Holdings, Inc. ("LCE Holdings"), the parent of Loews Cineplex Entertainment Corporation ("Loews"), pursuant to which LCE Holdings merged with and into Holdings, with Holdings continuing as the holding company for the merged businesses, and Loews merged with and into the AMCE, with AMCE continuing after the merger (the "Merger" and collectively, the "Mergers"). The transaction closed on January 26, 2006. Upon completion of the Mergers, the stockholders of Holdings immediately prior to the Mergers, including affiliates of CCMP Capital Advisors, LLC (formerly J.P. Morgan Partners, LLC) and Apollo Management, L.P., held approximately 60% of the outstanding capital stock of Holdings, and the stockholders of LCE Holdings immediately prior to the Merger, including affiliates of Bain Capital Partners, LLC, The Carlyle Group and Spectrum Equity Investors (collectively with CCMP Capital Advisors, LLC and Apollo Management, L.P., the "Sponsors"), held approximately 40% of the outstanding capital stock of Holdings.

        The Company has accounted for the Merger as a purchase in accordance with SFAS No. 141, Business Combinations, for an estimated purchase price of $537,171,000. Results of operations of Loews are included in the Company's Consolidated Statements of Operations from January 26, 2006. The acquisition included 112 theatres with 1,308 screens in the United States, 40 theatres with 443 screens in Mexico (Cinemex), 4 managed/joint venture theatres with 55 screens in the United States and a 50% interest in Yelmo Cineplex, S.L. operating 27 theatres with 311 screens in Spain that is accounted for using the equity method. The Merger did not constitute a change in control.

        The following is a summary of the preliminary allocation of the purchase price to the assets and liabilities of LCE Holdings based on management's judgment after evaluating several factors, including actuarial estimates for pension liabilities, estimates of fair value for issuance of common stock and a valuation assessment prepared by a valuation specialist:

(In thousands)
Cash and equivalents	$142,512
Current assets	44,872
Property, net	727,400
Intangible assets, net	107,269
Goodwill	828,309
Deferred income taxes	22,403
Other long-term assets	50,362
Current liabilities	(193,568)
Corporate borrowings	(1,054,192)
Capital and financing lease obligations	(32,524)
Other long-term liabilities	(105,672)

Total estimated purchase price	$537,171

        Amounts recorded for goodwill were not subject to amortization, and were not considered deductible for income tax purposes. Goodwill in the amount of $650,080,000 and $178,229,000 was recorded at the Company's U.S. and Canada theatrical exhibition operating segment and at the Cinemex reporting unit in the International operating segment, respectively. During the thirteen weeks ended September 28, 2006, the Company recorded fair value adjustments of approximately $109 million to its preliminary allocation of purchase price related to property, which had the effect of reducing property and increasing goodwill. The adjustments to fair value resulted in an increase in deferred tax assets of $15 million for Cinemex. In connection with the adjustment to fair value, the Company recorded a cumulative adjustment to depreciation expense of $2.2 million. The preliminary allocation of purchase price and estimates of fair values may potentially change in the future as additional information becomes available.

Pro Forma Effect of Merger Transactions

        The pro forma financial information presented below sets forth the Company's pro forma consolidated statement of operations for the twenty-six weeks ended September 29, 2005 to give effect to the Mergers and the related debt issuances as if each transaction occurred on April 1, 2005. Such information is presented for comparative purposes only and does not purport to represent what the Company's results of operations would actually have been had these transactions occurred on the date indicated or to project its results of operations for any future period or date.

Twenty-Six Weeks Ended
(In thousands)	Pro Forma September 29, 2005
Revenues
Admissions	$815,564
Concessions	332,122
Other revenue	69,228

Total revenues	1,216,914

Cost of operations	789,604
Rent	215,426
General and administrative:
Merger and acquisition costs*	4,813
Management fee	2,500
Other	41,234
Preopening expense	1,010
Theatre and other closure expense	980
Restructuring charge	4,289
Depreciation and amortization	133,971
Disposition of assets and other gains	389

Total costs and expenses	1,194,216

Other income	(7,219)
Interest expense	115,378
Investment expense (income)	775

Total other expense	108,934

Loss from continuing operations before income taxes	(86,236)
Income tax provision	5,000

Loss from continuing operations	(91,236)
Loss from discontinued operations	(22,094)

Net loss	$(113,330)

Operating Data (at period end):
Average screens—continuing operations	5,143
Number of screens operated	5,870
Number of theatres operated	442
Screens per theatre	13.3
Attendance (in thousands)—continuing operations	123,924

*
Primarily represents nonrecurring costs for the Merger Transactions.

NOTE 3—DISCONTINUED OPERATIONS

        On June 30, 2005, the Company sold one of its wholly-owned subsidiaries, Japan AMC Theatres Inc., including four of its five theatres in Japan. The Company sold its remaining Japanese theatre in September 2005. The Company opened its first theatre in Japan during fiscal 1997 and since that time the Company had incurred pre-tax losses of $38,689,000, including a $4,998,000 impairment charge in fiscal 2003.

        The operations and cash flows of the Japan theatres were eliminated from the Company's ongoing operations. The Company does not have any significant continuing involvement in the operations of the Japan theatres. The results of operations of the Japan theatres have been classified as discontinued operations, and information presented for all periods reflects the classification. The operations of the Japan theatres were previously reported in the Company's International theatrical exhibition operating segment. Components of amounts reflected as loss from discontinued operations in the Company's Consolidated Statements of Operations during the prior fiscal year are presented in the following table:

Statements of operations data:

Twenty-Six Weeks Ended
(In thousands)	September 29, 2005
Revenues
Admissions	$11,293
Concessions	2,134
Other	315

Total revenues	13,742

Expense
Film exhibition costs	6,076
Concession costs	382
Operating expense	3,231
Rent	3,918
General and administrative expense—other	1,223
Depreciation and amortization	706

Total costs and expenses	15,536

Loss before income taxes	(1,794)
Income tax provision	20,300

Loss from discontinued operations	$(22,094)

        Goodwill of $44,774,000 was allocated to Japan AMC Theatres Inc. and goodwill of $6,599,000 was allocated to the Company's Japan branch and disposed of in connection with the consummation of the sale of that entity on June 30, 2005. The goodwill is not deductible for tax purposes as discussed in Note 9.

NOTE 4—COMPREHENSIVE LOSS

        The components of comprehensive loss are as follows (in thousands):

	Twenty-Six Weeks Ended
	September 28, 2006	September 29, 2005
Net loss	$(31,724)	$(44,418)
Foreign currency translation adjustment	(5,126)	(2,364)
Unrealized loss on Cinemex swap agreement	(539)	—
Increase in unrealized gain on marketable equity securities	96	34

Total comprehensive loss	$(37,293)	$(46,748)

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS

        Activity of goodwill by operating segment is presented below.

(In thousands)	U.S. and Canada	International	Total
Balance as of March 30, 2006	$1,893,716	$124,602	$2,018,318
Currency translation adjustment	—	(2,516)	(2,516)
Fair value adjustments(1)	40,497	49,068	89,565
Goodwill allocated to sale of divestitures	(9,968)	—	(9,968)

Balance as of September 28, 2006	$1,924,245	$171,154	$2,095,399

(1)
Adjustments to fair value relate primarily to changes in the preliminary estimated fair values of property, net (see Note 2-Acquisitions).

		September 28, 2006		March 30, 2006
(In thousands)	Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Acquired Intangible Assets:
Amortizable Intangible Assets:
Favorable leases	1 to 13 years	$117,633	$(18,725)	$117,645	$(13,079)
Loyalty program	4 years	46,000	(19,205)	46,000	(14,950)
LCE trade name	5 years	2,300	(310)	2,300	(80)
LCE/Cinemex advertising and management contracts	3 to 25 years	51,262	(9,707)	52,159	(2,841)
Cinemex non-compete	—	1,592	(1,592)	1,656	(313)
Other intangible assets	1 to 16 years	26,665	(23,481)	30,701	(26,922)

Total, amortizable		$245,452	$(73,020)	$250,461	$(58,185)

Unamortized Intangible Assets:
AMC trademark		$74,000		$74,000
Cinemex trademark		6,968		7,032

Total, unamortized		$80,968		$81,032

        Amortization expense associated with the intangible assets noted above is as follows:

	Twenty-Six Weeks Ended
	September 28, 2006	September 29, 2005
Recorded Amortization	$19,305	$8,415

        Estimated amortization expense for the next five fiscal years for intangible assets owned as of September 28, 2006 is projected below:

(In thousands)	2007	2008	2009	2010	2011
Projected amortization expense	$38,890	$31,565	$25,430	$18,514	$12,734

NOTE 6—STOCKHOLDERS' EQUITY

        Holdings accounts for stock options using the fair value method of accounting as prescribed by SFAS 123(R) and SAB 107 and has valued the options using the Black-Scholes formula. Holdings has recorded $1,645,000 and $747,000 of stock-based compensation expense related to these options within General and Administrative: Other and has recognized an income tax benefit of approximately $0 and $299,000 in its Consolidated Statements of Operations during the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively. Two of the holders of Holdings' stock and stock options have written put rights associated with their options and underlying shares whereby they can require Holdings to repurchase their options and shares. These liability-classified options and shares are required to be remeasured during each reporting period. Holdings has recorded $1,120,000 and ($1,172,000) of other (income) expense related to the re-measurement of the liability-classified shares during the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively. One holder of Holdings' stock has an amount-specific put right whereby the holder can require Holdings to repurchase his shares for $600,000 on or prior to December 31, 2006. A liability of $4,865,000 and $2,881,000 is recorded within other long term liabilities in the Consolidated Balance Sheets as of September 28, 2006 and March 30, 2006, respectively, for all shares and options containing written put rights.

        During the twenty-six weeks ended September 28, 2006 the Company revised its preliminary estimated purchase price for the Merger by $3,500,000 which reduced additional paid-in capital, recorded an increase to additional paid-in capital of $846,000 related to stock-based compensation expense and recorded a $64,000 decrease to additional paid-in capital related to the reclassification of liability—classified shares.

NOTE 7—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS

        A rollforward of reserves for theatre and other closure is as follows (in thousands):

	Twenty-Six Weeks Ended
	September 28, 2006			September 29, 2005
	Theatre and Other	Merger Exit costs(1)	Total	Total
Beginning balance	$21,716	$4,618	$26,334	$28,506
Theatre and other closure expense	7,531	179	7,710	980
Transfer of deferred rent and capital lease obligations	—	—	—	641
Purchase price adjustment	—	(988)	(988)	—
Payments	(9,868)	(1,434)	(11,302)	(4,747)

Ending balance	$19,379	$2,375	$21,754	$25,380

(1)
There were no merger exit costs recorded during the twenty-six weeks ended September 29, 2005.

        Theatre and other closure reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for the base rents, taxes and maintenance.

        Theatre closure reserves at September 28, 2006 and March 30, 2006 by operating segment are as follows (in thousands):

	September 28, 2006	March 30, 2006
U.S. and Canada Theatrical Exhibition	$18,549	$20,811
International Theatrical Exhibition	503	471
Other	205	315

Total segment reserves	19,257	21,597
Corporate	2,497	4,737

	$21,754	$26,334

NOTE 8—RESTRUCTURING

        The Company recognizes restructuring charges based upon the nature of the costs incurred. Costs resulting from one-time termination benefits where employees are not required to render future service to receive the benefits are recognized and a liability is recorded when management commits to a plan of termination which identifies the number of employees to be terminated, their job classifications, locations, expected termination dates and when the plan is communicated to the employees and establishes the detailed terms of the benefits to be received by employees.

        If employees are required to render service until they are terminated in order to receive the termination benefits, the benefits are measured at the fair value of the costs and related liabilities at the communication date and are recognized ratably over the future service period from the communication date.

        During fiscal 2006, the Company recorded a liability of $27,090,000 related to one-time termination benefits and other costs for the displacement of approximately 230 associates in connection with the Mergers as part of purchase accounting. The Company recorded an additional $4,845,000 liability related to closures of Loews' duplicate administrative facilities in connection with the Mergers as part of purchase accounting. There were no restructuring activities or charges during the twenty-six weeks ended September 29, 2005.

        A summary of restructuring activity, is set forth below (in thousands):

Twenty-Six Weeks Ended
September 28, 2006
(In thousands)	Merger Severance Benefits
Beginning balance	$10,571
Merger adjustment(1)	(1,231)
Payments	(8,420)

Ending balance	$920

(1)
Represents adjustments to goodwill for changes in estimated termination benefits based on actual amounts.

        Restructuring reserves at September 28, 2006 and March 30, 2006 by operating segment are as follows (in thousands):

	September 28, 2006	March 30, 2006
U.S. and Canada Theatrical Exhibition	$—	$—
International Theatrical Exhibition	—	—
Other	—	—

Total Segment reserves	—	—
Corporate	920	10,571

	$920	$10,571

NOTE 9—INCOME TAXES

        The difference between the effective tax rate on earnings before income taxes and the U.S. federal income tax statutory rate is as follows:

	Twenty-Six Weeks Ended
	September 28, 2006	September 29, 2005
Federal statutory rate	35.0%	35.0%
Non-deductible goodwill	—	(46.6)
Valuation allowance	(41.4)	(1.4)
State income taxes, net of federal tax benefit	(0.1)	(2.0)
Other, net	(1.0)	(0.9)

Effective tax rate	(7.5)%	(15.9)%

        The Company accounts for income taxes in accordance with SFAS No. 109, Statement of Financial Accounting Standards ("SFAS No. 109"), Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized, using enacted tax rates, for the tax effect of temporary differences between the financial reporting and tax bases of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

        Based upon the consideration of all available evidence, the Company has provided a valuation allowance on deferred tax assets recorded beginning in the fourth quarter of fiscal year 2006. The Company continues to record a full valuation allowance against its deferred tax assets due to the uncertainty regarding the ultimate realization of those assets in all taxing jurisdictions with the exception of Mexico.

        The Company determines income tax expense for interim periods by applying SFAS No. 109 and APB Opinion No. 28, Interim Financial Reporting, which prescribes the use of the full year's estimated effective tax rate in financial statements for interim periods. As such, permanent differences such as state income taxes and changes in valuation allowance impact the Company's effective tax rate. During the current period, income tax expense differed from the expected tax benefit using the U.S. federal statutory tax rate of 35% primarily due to state income taxes and the change in valuation allowance recorded against net deferred tax assets. Additionally, income tax expense reflects the net expense related to the impact of the recently enacted Texas gross margins tax. The current year disposition of Portugal and Spain operations did not have a material impact on the income tax provision as the tax benefit derived from the sale was fully offset by an increase in valuation allowance. Non-deductible goodwill relates to the goodwill disposed of with the Japan theatres, which is discussed in Note 3.

NOTE 10—EMPLOYEE BENEFIT PLANS

        The Company sponsors a non-contributory qualified defined benefit pension plan generally covering all employees age 21 or older who have completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year ending thereafter, and who are not covered by a collective bargaining agreement. The Company also offers eligible retirees the opportunity to participate in a health plan (medical and dental) and a life insurance plan. Employees may become eligible for these benefits at retirement provided the employee is at least age 55 and has at least 15 years of credited service after age 40. The Company also sponsors a postretirement deferred compensation plan.

        As a result of the Merger, the Company acquired two pension plans in the U.S. and one in Mexico. One of the U.S. plans is a frozen cash balance plan and neither of the U.S. plans have admitted new participants post-merger. The future existence of the U.S. plans will serve to pay benefits to the current participants under the requirements of the plan. In Mexico, a Seniority Premium and Termination Indemnity for Retirement Plan (the "Mexico Plan") is provided to all eligible employees of Servicios Cinematograficos Especializados, S.A. de C.V. ("SCE") and a Termination Indemnity Retirement Plan to all eligible employees of Servino, S.A. de C.V. ("Servino"). Both SCE and Servino are wholly owned subsidiaries of Cinemex. The Mexico Plan establishes compensation upon retirement (pension and seniority premium) based on years of service rendered and the employee's age and salary at the date of retirement.

        The Company made its annual pension contribution of $1,400,000 during its second fiscal quarter of 2007.

        The measurement date used to determine pension and other postretirement benefits is January 1 of the fiscal year for which measurements are made.

        Net periodic benefits cost recognized for the Company's plans during the twenty-six weeks ended September 28, 2006 and September 29, 2005 consists of the following:

	Pension Benefits		Other Benefits
(In thousands)	September 28, 2006	September 29, 2005	September 28, 2006	September 29, 2005
Componets of net periodic benefit costs:
Service cost	$1,592	$1,918	$456	$285
Interest cost	2,629	2,300	774	432
Expected return on plan assets	(2,232)	(1,818)	—	—
Curtailment gain	—	—	—	(1,110)

Net periodic benefit cost	$1,989	$2,400	$1,230	$(393)

        The Company's reorganization activities commencing during fiscal 2005 resulted in a partial curtailment of the Company's postretirement deferred compensation plan. The Company defers curtailment gains until they are realized and, as such, curtailment gains of $1,110,000 were recognized during the twenty-six weeks ended September 29, 2005.

NOTE 11—OPERATING SEGMENTS

        Information about the Company's operations by operating segment is as follows (in thousands):

	Twenty-Six Weeks Ended
	September 28, 2006	September 29, 2005
Revenues
U.S. and Canada theatrical exhibition	$1,182,989	$770,350
International theatrical exhibition	99,716	30,816
Other	36	10,553

Total revenues	$1,282,741	$811,719

Segment Adjusted EBITDA
U.S. and Canada theatrical exhibition	$225,478	$129,952
International theatrical exhibition	28,377	(1,622)
Other	(910)	(629)

Segment Adjusted EBITDA	$252,945	$127,701

        A reconciliation of earnings from continuing operations before income taxes to Segment Adjusted EBITDA is as follows (in thousands):

	Twenty-Six Weeks Ended
	September 28, 2006	September 29, 2005
Loss from continuing operations before income taxes	$(29,524)	$(36,524)
Plus:
Interest expense	115,538	63,712
Depreciation and amortization	129,075	75,467
Preopening expense	3,129	736
Theatre and other closure expense	7,710	980
Restructuring charges	—	3,908
Disposition of assets and other gains	(8,500)	(770)
Investment income(1)	(3,609)	(480)
Other expense (income)(2)	1,120	(1,172)
General and administrative expense—unallocated:
Merger and acquisition costs	5,826	2,645
Management fee	2,500	1,000
Other(3)	29,680	18,199

Segment Adjusted EBITDA	$252,945	$127,701

(1)
Investment income includes equity in losses from investments of $2,455,000 and $659,000 during the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively.

(2)
Other expense (income) is related to the remeasurement of liability-classified shares of Common Stock.

(3)
Including stock-based compensation expense of $1,645,000 and $747,000 for the twenty-six weeks ended September 28, 2006 and September 29, 2005, respectively.

NOTE 12—COMMITMENTS AND CONTINGENCIES

        The Company, in the normal course of business, is party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        United States of America v. AMC Entertainment Inc. and American Multi Cinema, Inc. (No. 99 01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department of Justice (the "Department") filed suit alleging that AMCE's stadium style theatres violate the ADA and related regulations. The Department alleged that AMCE had failed to provide persons in wheelchairs seating arrangements with lines of sight comparable to the general public. The Department alleged various non-line of sight violations as well. The Department sought declaratory and injunctive relief regarding existing and future theatres with stadium style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000.

        On November 20, 2002 the trial court entered summary judgment in favor of the Justice Department on the line of sight aspects of this case. The trial court ruled that wheelchair spaces located solely on the sloped floor portion of the stadium-style auditoriums fail to provide lines of sight comparable to the general public. The trial court did not address specific changes that might be required of AMCE's existing stadium-style auditoriums, holding that per se rules are simply not possible because the requirements of comparable lines of sight will vary based on theatre layout.

        On January 10, 2006, the trial court ruled in favor of the Department regarding the appropriate remedy in the line of sight aspects of this case. In its decision, the court issued a comprehensive order regarding line of sight and other related remedies which covers the remaining line of sight issues at the majority of the Company's existing and all of its future construction stadium-style theatres nationwide, as well as other related forms of relief sought by the United States in this action.

        AMCE estimates that the cost of the betterments related to the remedies for line of sight violations of the ADA will be $20 million, which is expected to be incurred over a 4-5 year term. Additionally, the order calls for payments of $300,000 to the United States and individual complainants. AMCE has appealed the court's order to the Ninth Circuit Court of Appeals and both parties have filed their briefs.

        As a result of the new order AMCE estimates the range of the loss to be between $349,350 and $443,938. Accordingly, AMCE has recorded the related liability at $349,350.

        On January 21, 2003, the trial court entered summary judgment in favor of the Department on non-line of sight aspects of the case, which involve such matters as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. In its non-line of sight decision, the trial court concluded that AMCE has violated numerous sections of the ADA and engaged in a pattern and practice of violating the ADA.

        On December 5, 2003, the trial court entered a consent order and final judgment on non-line of sight issues under which AMCE agreed to remedy certain violations at twelve of its stadium-style theatres and to survey and make required betterments for its patrons with disabilities at its stadium-style theatres and at certain theatres it may open in the future. Currently AMCE estimates that these betterments will be required at approximately 140 stadium-style theatres. AMC estimates that the total cost of these betterments will be $47.5 million, which is expected to be incurred over the remaining term of the consent order of 2.5 years. Through September 28, 2006 AMCE has incurred approximately $9.3 million of these costs. The estimate is based on actual costs incurred on remediation work completed to date. The actual costs of betterments may vary based on the results of surveys of the remaining theatres.

        American Multi Cinema, Inc. v. Midwest Drywall Company, Inc., Haskell Constructors, Ltd. etal. (Case No. 00CV84908, Circuit Court of Platte County, Missouri) and American Multi Cinema, Inc. v. Bovis Construction Corp. et al. (Civil Action No. 0207139, Court of Common Pleas of Bucks County, Pennsylvania). AMCE is the plaintiff in these and related suits in which it seeks to recover damages from the construction manager, certain fireproofing applicators and other parties to correct the defective application of certain fireproofing materials at 21 theatres. AMCE currently estimates its claim for repair costs at these theatres will aggregate approximately $33.6 million of which it has expended approximately $27.4 million through June 29, 2006. The remainder is for projected costs of repairs yet to be performed. AMCE also is seeking additional damages for lost profits, interest and legal and other expenses incurred.

        AMCE has received settlement payments from various parties in connection with this matter of $7,880,000, $935,000, $2,610,000 and $925,000 during fiscal 2007, 2006, 2005 and 2004, respectively. AMCE has entered into settlement agreements with various parties providing for additional settlement payments and has received additional payments totaling $5,250,000 subsequent to September 28, 2006. Gain contingencies are recognized upon receipt and recorded in disposition of assets and other gains in the Consolidated Statements of Operations.

        Metreon Arbitration.    In May 1997, Loews entered into a 21-year lease with Metreon, Inc. ("Metreon") to operate a megaplex theatre in an entertainment/retail center developed by Metreon in San Francisco. Since that theatre opened in June 1999, Loews has had a dispute with Metreon with respect to (1) construction costs that Metreon claims are Loews' responsibility under the lease and (2) the percentage of the center occupied by the theatre and the nature, magnitude and allocation of the costs that Metreon is seeking to include as operating expenses under the lease. The amount of operating expenses claimed by Metreon to be allocable to this theatre is based upon the landlord's assertion that Loews occupies at least 48.5% of the center. Loews asserted that it occupied substantially less of the center and that various expenses included in operating expenses charged to Loews were improper. Loews arbitrated this dispute in June 2003 and prevailed but the award was later vacated by the California Court of Appeals. Westfield Group purchased the property in April 2006. AMCE has reached an agreement in principle with the counterparties to settle this matter.

        The Company is a party to various other legal proceedings in the ordinary course of business, none of which is expected to have a material adverse effect on us.

NOTE 13—NEW ACCOUNTING PRONOUNCEMENTS

        In October 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards ("SFAS") No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires an entity to (1) recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status, (2) measure a defined benefit retirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year, and (3) recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after June 15, 2007, for an employer without publicly traded equity securities, or April 3, 2008 for the Company. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008, or April 2, 2009 for the Company. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer's benefit plans. The Company believes that as of March 30, 2006, its most recent fiscal year-end, this standard would have resulted in decreased liabilities and decreased accumulated other comprehensive loss of approximately $5,365,000.

        In September 2006, the FASB released SFAS No. 157, Fair Value Measurements which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. It does not expand the use of fair value in any new circumstances. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, or the first quarter of fiscal 2009 for the Company. Early adoption is permitted. The Company does not anticipate this standard having a material effect on its consolidated financial statements.

        In September 2006, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"), Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifiying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by the Company in its fiscal year ending March 29, 2007. However, early application is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, filed after the publication of this guidance. The Company does not anticipate an effect on its consolidated financial statements with the adoption of SAB 108.

        In July 2006, the FASB released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 ("FIN 48" or the "Interpretation"), which clarifies the accounting for uncertainty in income taxes recognized in companies' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition whereby companies must determine whether it is more likely than not that a tax position will be sustained upon examination. The second step is measurement whereby a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The interpretation also provides guidance on derecognition of recognized tax benefits, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company expects to adopt the new requirements in the first quarter of fiscal 2008 and is currently evaluating the impact that the adoption of FIN 48 will have on its consolidated financial statements.

        In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination ("EITF 05-06"). EITF 05-06 concludes that the amortization period for leasehold improvements acquired in a business combination and leasehold improvements that are in service significantly after and not contemplated at the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of inception. The adoption of this pronouncement did not have a material effect on the Company's consolidated financial statements.

        In February 2006, the FASB agreed to issue FASB Staff Position (FSP) No. 123(R)-4, Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event, which requires companies to consider the probability of the occurrence of a contingent event that is outside the employees' control (i.e., change in control, or death or disability) in determining the classification of an employee stock option or similar instrument under

FASB Statement No. 123(R), Share-Based Payment, where the award requires or permits cash settlement upon the contingent event. The FSP requires companies to classify employee stock options and similar instruments with contingent cash settlement features as equity awards provided the contingent event that permits or requires cash settlement is not considered probable of occurring. The adoption of FSP 123 R-4 did not have an impact on consolidated financial position, results of operations, or cash flows.

        In October 2005, the FASB issued FASB Staff Position (FSP) 13-1, Accounting for Rental Costs Incurred during a Construction Period. FSP 13-1 clarifies there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Accordingly, the Company is no longer able to capitalize rental costs during the construction period and began expensing them as preopening expense prior to the theatre opening date. This FSP was effective for the first reporting period beginning after December 15, 2005. The Company early adopted this FSP during the fourth quarter of fiscal 2006 which results in recognition of preopening expense during the "rent holiday".

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154), which requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The Company is not currently contemplating an accounting change which would be impacted by SFAS 154.

NOTE 14—SUBSEQUENT EVENTS

Initial Public Offering of National CineMedia, Inc.

        On October 12, 2006, National CineMedia, Inc., a newly-formed entity that will serve as the sole manager of National CineMedia, LLC, announced that it filed a registration statement with the SEC for an initial public offering, or IPO, of up to $700 million of its common stock. Net proceeds from the IPO will be used to acquire newly issued equity interests from National CineMedia, LLC and National CineMedia, LLC will distribute the net proceeds to each of AMC, Cinemark and Regal on a pro rata basis in connection with modifying payment obligations for access to our theatres. In connection with the completion of the IPO, National CineMedia, LLC also intends to enter into an approximately $725 million term loan facility the net proceeds of which will be used to redeem preferred units to be held by each of AMC, Cinemark and Regal on a pro rata basis pursuant to a recapitalization of National CineMedia, LLC prior to completion of the IPO. There can be no guarantee that National CineMedia, Inc. will complete the IPO or debt transactions or that AMC will receive any of the expected proceeds.

Pension Plan Freeze

        On November 7, 2006, the Company's Board of Directors approved a proposal to freeze the Company's Defined Benefit Retirement Income Plan, Supplemental Executive Retirement Plan and Retirement Enhancement Plan (the "Plans") as of December 31, 2006. Under the proposal there would be no further benefits accrued after December 31, 2006, but continued vesting (for associates with less than five years of vesting service), the Company would continue to fund existing benefit obligations and there would be no new participants in the future. The Company is in the process of evaluating the impact of the proposed plan freeze on its consolidated financial statements. The Company's Board of Directors also approved a proposal to increase the Company's matching in its 401(k) savings plan to 100% of an employee's contribution up to 5% of the employee's compensation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF MARQUEE HOLDINGS INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Marquee Holdings Inc, and its subsidiary, the ("Successor"), at March 30, 2006 and March 31, 2005, and the results of their operations and their cash flows for the year ended March 30, 2006 and for the period from July 16, 2004 (date of inception) through March 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Successor's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 27, 2006, except for the loss per share discussed in
Note 1, as to which the date is December 8, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF MARQUEE HOLDINGS INC.

In our opinion, the accompanying consolidated statements of operations, of stockholder's equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of AMC Entertainment Inc. and its subsidiaries (the "Predecessor") for the period from April 2, 2004 through December 23, 2004 and for the fiscal year in the period ended April 1, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP Kansas City, Missouri
June 21, 2005, except for the effect of discontinued operations discussed in
Note 3, as to which the date is October 21, 2005, and except for the loss per share discussed in Note 1, as to which the date is December 8, 2006.

Marquee Holdings Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 Weeks Ended April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Revenues
Admissions	$1,169,226	$306,942	$872,199	$1,171,180
Concessions	466,679	120,566	337,603	447,244
Other theatre	94,545	25,392	84,166	104,015

Total revenues	1,730,450	452,900	1,293,968	1,722,439

Costs and Expenses
Film exhibition costs	610,600	157,339	465,086	621,848
Concession costs	52,584	13,348	39,725	49,212
Operating expense	462,185	119,070	333,279	454,190
Rent	341,301	83,904	232,208	298,945
General and administrative:
Merger and acquisition costs	12,523	22,286	42,732	5,508
Management fee	2,000	500	–	–
Other	38,308	14,731	33,908	56,500
Preopening expense	6,607	39	1,292	3,858
Theatre and other closure expense	601	1,267	10,758	4,068
Restructuring charges	3,980	4,926	–	–
Depreciation and amortization	168,821	45,263	90,259	120,867
Impairment of long-lived assets	11,974	–	–	16,272
Disposition of assets and other gains	(997)	(302)	(2,715)	(2,590)

Total costs and expenses	1,710,487	462,371	1,246,532	1,628,678

Other expense (income)
Other expense (income)	(11,712)	(6,778)	–	13,947
Interest expense
Corporate borrowings	139,042	52,502	66,851	66,963
Capital and financing lease obligations	5,946	2,047	7,408	10,754
Investment expense (income)	4,393	(3,351)	(6,476)	(2,861)

Total other expense	137,669	44,420	67,783	88,803

Earnings (loss) from continuing operations before income taxes	(117,706)	(53,891)	(20,347)	4,958
Income tax provision (benefit)	72,100	(9,200)	15,000	11,000

Loss from continuing operations	(189,806)	(44,691)	(35,347)	(6,042)
Earnings (loss) from discontinued operations, net of income tax benefit	(22,409)	301	(531)	(4,672)

Net loss	$(212,215)	$(44,390)	$(35,878)	$(10,714)

Preferred dividends	–	–	104,300	40,277

Loss for shares of common stock	$(212,215)	$(44,390)	$(140,178)	$(50,991)

Basic and diluted loss per share of common stock:
Loss from continuing operations	$(221.19)	$(148.76)	$(3.77)	$(1.26)
Earnings (loss) from discontinued operations	(26.11)	1.00	(0.02)	(0.13)

Net loss per share	$(247.30)	$(147.76)	$(3.79)	$(1.39)

Average shares outstanding:
Basic and diluted	858.12	300.41	37,023	36,715

See Notes to Consolidated Financial Statements.

Marquee Holdings Inc.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	March 30, 2006	March 31, 2005
	(Successor)	(Successor)
Assets
Current assets:
Cash and equivalents	$232,366	$72,945
Receivables, net of allowance for doubtful accounts of $1,339 and $862 as of March 30, 2006 and March 31, 2005, respectively	54,725	41,430
Other current assets	34,647	65,972
Current assets held for sale	4,726	–

Total current assets	326,464	180,347
Property, net	1,501,048	854,463
Intangible assets, net	273,308	189,544
Goodwill	2,018,318	1,401,740
Deferred income taxes	3,564	53,019
Other long-term assets	172,312	118,398
Non-current assets held for sale	112,337	–

Total assets	$4,407,351	$2,797,511

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$150,383	$121,146
Accrued expenses and other liabilities	157,227	119,802
Deferred revenues and income	95,812	70,284
Current maturities of corporate borrowings and capital and financing lease obligations	30,804	3,445
Current liabilities held for sale	8,233	–

Total current liabilities	442,459	314,677
Corporate borrowings	2,428,996	1,344,531
Capital and financing lease obligations	64,016	62,025
Other long-term liabilities	419,474	354,240
Non-current liabilities held for sale	11,903	–

Total liabilities	3,366,848	2,075,473

Commitments and contingencies
Stockholders' equity:
Common Stock ($.01 par value, 7,000,000 shares authorized; 0 and 769,350 shares issued and outstanding as of March 30, 2006 and March 31, 2005, respectively)	—	8
Class A-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 and 0 shares issued and outstanding as of March 30, 2006 and March 31, 2005, respectively)	4	—
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 and 0 shares issued and outstanding as of March 30, 2006 and March 31, 2005, respectively)	4	—
Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 5,128.77496 and 0 shares issued and outstanding as of March 30, 2006 and March 31, 2005, respectively)	—	—
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 and 0 shares issued and outstanding as of March 30, 2006 and March 31, 2005, respectively)	3	—
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 and 0 shares issued and outstanding as of March 30, 2006 and March 31, 2005, respectively)	3	—
Additional paid-in capital	1,307,752	766,035
Accumulated other comprehensive income (loss)	(10,658)	385
Accumulated deficit	(256,605)	(44,390)

Total stockholders' equity	1,040,503	722,038

Total liabilities and stockholders' equity	$4,407,351	$2,797,511

See Notes to Consolidated Financial Statements.

Marquee Holdings Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 Weeks Ended April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
Cash flows from operating activities:
Net loss	$(212,215)	$(44,390)	$(35,878)	$(10,714)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	169,527	46,084	92,091	124,572
Amortization of discount on corporate borrowings	20,190	12,043	8,056	356
Non-cash portion of stock-based compensation	1,319	1,201	–	8,727
Non-cash portion of pension and postretirement expense	4,706	1,815	5,273	6,029
Impairment of long-lived assets	11,974	–	–	16,272
Deferred income taxes	90,640	(7,582)	10,578	14,547
Equity in (earnings) loss from investments	7,807	–	(290)	8
Disposition of assets and other gains	–	(2)	(294)	(2,590)
Loss on sale—discontinued operations	–	–	–	5,591
Loss on repurchase of Notes due 2009 and 2011	–	–	–	13,947
Change in assets and liabilities, net of effects from acquisitions:
Receivables	9,797	14,152	(24,219)	(5,388)
Other assets	31,053	(23,758)	20,438	(9,525)
Accounts payable	(46,035)	6,785	5,250	(5,368)
Accrued expenses and other liabilities	(63,139)	(52,320)	60,098	3,565
Other, net	70	608	4,261	3,910

Net cash provided by (used in) operating activities	25,694	(45,364)	145,364	163,939

Cash flows from investing activities:
Capital expenditures	(117,668)	(18,622)	(66,155)	(95,011)
Proceeds from sale/leasebacks	35,010	50,910	–	63,911
Net change in reimbursable construction advances	(1,252)	–	–	–
Increase in restricted cash	–	(627,338)	(627,338)	–
Release of restricted cash	–	627,338	–	–
Acquisition of Loews, net of cash acquired	142,512	–	–	–
Acquisition of AMCE, net of cash acquired	–	(1,268,564)	–	–
Acquisition of MegaStar Cinemas, L.L.C., net of cash acquired	–	–	–	(13,374)
Acquisition of GC Companies, Inc., net of cash acquired and proceeds from sale of venture capital investments	–	–	–	(2,075)
Purchase of leased furniture, fixtures and equipment	–	(25,292)	–	(15,812)
Proceeds (payments) on disposal—discontinued operations	53,456	–	–	(5,252)
Proceeds from disposition of long-term assets	3,032	173	277	9,289
Other, net	(7,552)	1,094	821	(11,054)

Net cash provided by (used in) investing activities	107,538	(1,260,301)	(692,395)	(69,378)

Cash flows from financing activities:
Proceeds from issuance of 11% Senior Subordinated Notes due 2016	325,000	–	–	–
Proceeds from issuance of Senior Secured Credit Facility	650,000	–	–	–
Proceeds from issuance of 8% Senior Subordinated Notes due 2014	–	–	–	294,000
Repayment of LCE credit facility	(620,425)	–	–	–
Repurchase of LCE 9% Senior Subordinated Notes due 2014	(318,938)	–	–	–
Repurchase of Notes due 2009 and 2011	–	(1,663)	–	(292,117)
Borrowing under Cinemex credit facility	6,000	–	–	–
Proceeds from issuance of Common Stock	–	769,350	–	–
Proceeds from issuance of 8 5/8% senior unsecured fixed rate notes due 2012	–	250,000	250,000	–
Proceeds from issuance of senior unsecured floating rate notes due 2010	–	205,000	205,000	–
Proceeds from issuance of 12% senior discount notes due 2014	–	169,918	169,918	–
Proceeds from financing lease obligations	6,661	–	–	–
Principal payments under capital and financing lease obligations	(3,163)	(856)	(2,020)	(2,574)
Principal payments under mortgage obligations	(10)	–	–	–
Deferred financing costs	(24,895)	(19,733)	–	(3,725)
Change in construction payables	1,204	4,747	(2,234)	(4,307)
Cash portion of preferred dividends	–	–	(9,349)	–
Proceeds from exercise of stock options	–	–	52	3,894
Treasury stock purchases and other	–	–	(333)	(445)

Net cash provided by (used in) financing activities	21,434	1,376,763	611,034	(5,274)
Effect of exchange rate changes on cash and equivalents	4,755	1,847	(615)	(451)

Net increase in cash and equivalents	159,421	72,945	63,388	88,836
Cash and equivalents at beginning of year	72,945	–	333,248	244,412

Cash and equivalents at end of year	$232,366	$72,945	$396,636	$333,248

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (refunded) during the period for:
Interest (including amounts capitalized of $2,239, $203, $658 and $2,658 during successor periods 2006 and 2005 and predecessor periods 2005 and fiscal 2004, respectively)	$115,753	$47,788	$42,629	$78,479
Income taxes, net	(4,488)	838	2,364	3,880
Schedule of non-cash investing and financing activities:
Assets capitalized under EITF 97-10	$–	$4,941	$–	$–
Preferred dividends	–	–	93,475	40,277

Refer to Note 2—Acquisitions for discussion of non-cash activities related to acquisitions.

See Notes to Consolidated Financial Statements.

Marquee Holdings Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock				Class A-1 Voting Common Stock		Class A-2 Voting Common Stock		Class N Nonvoting Common Stock
Common Stock
(In thousands, except share and per share data)

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Successor from Inception on July 16, 2004 through March 30, 2006
Balance, July 16, 2004	–	$–	–	$–	–	$–	–	$–	–	$–
Comprehensive loss:
Net loss	–	–	–	–	–	–	–	–	–	–
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–
Unrealized loss on marketable securities	–	–	–	–	–	–	–	–	–	–
Comprehensive loss
Stock-based compensation–options	–	–	–	–	–	–	–	–	–	–
Issuance of Common Stock	–	–	769,350	8	–	–	–	–	–	–

Balance, March 31, 2005	–	–	769,350	8	–	–	–	–	–	–
Comprehensive loss:
Net loss	–	–	–	–	–	–	–	–	–	–
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–
Additional minimum pension liability	–	–	–	–	–	–	–	–	–	–
Unrealized gain on Cinemex swap agreements	–	–	–	–	–	–	–	–	–	–
Unrealized loss on marketable securities	–	–	–	–	–	–	–	–	–	–
Comprehensive loss
Stock-based compensation-options	–	–	–	–	–	–	–	–	–	–
Issuance of Common Stock for Merger	–	–	(769,350)	(8)	382,475.00000	4	382,475.00000	4	5,128.77496

Balance, March 30, 2006	–	$–	–	$–	382,475.00000	$4	382,475.00000	$4	5,128.77496	$–

Predecessor from April 3, 2003 through December 23, 2004
Balance, April 3, 2003	280,107	$187	33,286,173	$22,191	–	$–	–	$–	–	$–
Comprehensive loss:
Net loss	–	–	–	–	–	–	–	–	–	–
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–
Additional minimum pension liability	–	–	–	–	–	–	–	–	–	–
Unrealized gain on marketable securities	–	–	–	–	–	–	–	–	–	–
Comprehensive loss
Preferred Stock for dividends	19,370	13	–	–	–	–	–	–	–	–
Preferred Stock dividends	–	–	–	–	–	–	–	–	–	–
Preferred Stock accretion	–	–	–	–	–	–	–	–	–	–
Stock awards, options exercised and other (net of tax benefit of $664)	–	–	603,580	402	–	–	–	–	–	–
Deferred compensation – restricted stock awards	–	–	–	–	–	–	–	–	–	–
Unissued restricted stock awards	–	–	–	–	–	–	–	–	–	–
Treasury stock purchase	–	–	–	–	–	–	–	–	–	–

Balance, April 1, 2004	299,477	200	33,889,753	22,593	–	–	–	–	–	–
Comprehensive loss:
Net loss	–	–	–	–	–	–	–	–	–	–
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–
Unrealized gain on marketable securities	–	–	–	–	–	–	–	–	–	–
Comprehensive loss
Preferred Stock for dividends	39,479	26	–	–	–	–	–	–	–	–
Preferred Stock dividends	–	–	–	–	–	–	–	–	–	–
Preferred Stock accretion	–	–	–	–	–	–	–	–	–	–
Stock awards, options exercised and other (net of tax benefit of $20)	–	–	82,565	51	–	–	–	–	–	–
Deferred stock units and awards	–	–	–	–	–	–	–	–	–	–
Stock issued in connection with acquisition of GC	–	–	148,148	99	–	–	–	–	–	–
Treasury stock purchase	–	–	–	–	–	–	–	–	–	–
Elimination of Predecessor Company stockholders' equity	(338,956)	(226)	(34,120,466)	(22,743)	–	–	–	–	–	–

Balance, December 23, 2004	–	$–	–	$–	–	$–	–	$–	–	$–

See Notes to Consolidated Financial Statements.

	Class L-1 Voting Common Stock		Class L-1 Voting Common Stock
					Convertible Class B Stock					Common Stock In Treasury
							Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)			Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				Shares	Amount
Successor from Inception on July 16, 2004 through March 30, 2006
Balance, July 16, 2004	–	–	–	$–	–	$–	$–	$–	$–	–	$–	$–
Comprehensive loss:
Net loss	–	–	–	–	–	–	–	–	(44,390)	–	–	(44,390)
Foreign currency translation adjustment	–	–	–	–	–	–	–	430	–	–	–	430
Unrealized loss on marketable securities	–	–	–	–	–	–	–	(45)	–	–	–	(45)
Comprehensive loss
Stock-based compensation–options	–	–	–	–	–	–	443	–	–	–	–	443
Issuance of Common Stock	–	–	–	–	–	–	765,592	–	–	–	–	765,600

Balance, March 31, 2005	–	–	–	–	–	–	766,035	385	(44,390)	–	–	722,038
Comprehensive loss:
Net loss	–	–	–	–	–	–	–	–	(212,215)	–	–	(212,215)
Foreign currency translation adjustment	–	–	–	–	–	–	–	(11,685)	–	–	–	(11,685)
Additional minimum pension liability	–	–	–	–	–	–	–	(172)	–	–	–	(172)
Unrealized gain on Cinemex swap agreements	–	–	–	–	–	–	–	594	–	–	–	594
Unrealized loss on marketable securities	–	–	–	–	–	–	–	220	–	–	–	220
Comprehensive loss												(223,258)
Stock-based compensation-options	–	–	–	–	–	–	1,052	–	–	–	–	1,052
Issuance of Common Stock for Merger	256,085.61252	3	256,085.61252	3	–	–	540,665	–	–	–	–	540,671

Balance, March 30, 2006	256,085.61252	$3	256,085.61252	$3	–	$–	$1,307,752	$(10,658)	$(256,605)	–	$–	$1,040,503

Predecessor from April 3, 2003 through December 23, 2004
Balance, April 3, 2003	–	$–	–	$–	3,051,597	$2,035	$464,663	$(8,773)	$(200,002)	35,387	$(582)	$279,719
Comprehensive loss:
Net loss	–	–	–	–	–	–	–	–	(10,714)	–	–	(10,714)
Foreign currency translation adjustment	–	–	–	–	–	–	–	6,877	–	–	–	6,877
Additional minimum pension liability	–	–	–	–	–	–	–	(622)	–	–	–	(622)
Unrealized gain on marketable securities	–	–	–	–	–	–	–	525	–	–	–	525
Comprehensive loss												(3,934)
Preferred Stock for dividends	–	–	–	–	–	–	38,237	–	–	–	–	38,250
Preferred Stock dividends	–	–	–	–	–	–	(40,277)	–	–	–	–	(40,277)
Preferred Stock accretion	–	–	–	–	–	–	2,006	–	–	–	–	2,006
Stock awards, options exercised and other (net of tax benefit of $664)	–	–	–	–	–	–	4,114	–	–	–	–	4,516
Deferred compensation – restricted stock awards	–	–	–	–	–	–	(68)	–	–	–	–	(68)
Unissued restricted stock awards	–	–	–	–	–	–	823	–	–	–	–	823
Treasury stock purchase	–	–	–	–	–	–	–	–	–	42,610	(431)	(431)

Balance, April 1, 2004	–	–	–		3,051,597	2,035	469,498	(1,993)	(210,716)	77,997	(1,013)	280,604
Comprehensive loss:
Net loss	–	–	–	–	–	–	–	–	(35,878)	–	–	(35,878)
Foreign currency translation adjustment	–	–	–	–	–	–	–	3,241	–	–	–	3,241
Unrealized gain on marketable securities	–	–	–	–	–	–	–	147	–	–	–	147
Comprehensive loss												(32,490)
Preferred Stock for dividends	–	–	–	–	–	–	93,449	–	–	–	–	93,475
Preferred Stock dividends	–	–	–	–	–	–	(104,300)	–	–	–	–	(104,300)
Preferred Stock accretion	–	–	–	–	–	–	1,476	–	–	–	–	1,476
Stock awards, options exercised and other (net of tax benefit of $20)	–	–	–	–	–	–	12	–	–	–	–	63
Deferred stock units and awards	–	–	–	–	–	–	7,949	–	–	–	–	7,949
Stock issued in connection with acquisition of GC	–	–	–	–	–	–	1,922	–	–	–	–	2,021
Treasury stock purchase	–	–	–	–	–	–	–	–	–	22,372	(333)	(333)
Elimination of Predecessor Company stockholders' equity	–	–	–	–	(3,051,597)	(2,035)	(470,006)	(1,395)	246,594	(100,369)	1,346	(248,465)

Balance, December 23, 2004	–	$–	–	$–	–	$–	$–	$–	$–	–	$–	$–

See Notes to Consolidated Financial Statements.

Marquee Holdings Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended March 30, 2006, March 31, 2005 and April 1, 2004

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

        Marquee Holdings Inc. ("Holdings") is an investment vehicle owned by J.P. Morgan Partners, LLC Apollo Management, L.P. and certain related investment funds and affiliates of Bain Capital Partners, The Carlyle Group and Spectrum Equity Investors. Holdings was formed for the purpose of acquiring AMC Entertainment Inc. ("AMCE") pursuant to a definitive merger agreement approved by AMCE's Board of Directors on July 22, 2004. Holdings is a holding company with no operations of its own and it has one direct subsidiary, AMCE.

        AMCE, through its direct and indirect subsidiaries, including American Multi-Cinema, Inc. ("AMC") and its subsidiaries' Grupo Cinemex, S.A. de C.V. ("Cinemex") and AMC Entertainment International, Inc. ("AMCEI") and its subsidiaries (collectively with Holdings and AMCE, unless the context otherwise requires, the "Company"), is principally involved in the theatrical exhibition business and owns, operates or has interests in theatres located in the United States and Canada ("U.S. and Canada" formerly, North American theatrical exhibition) and in Mexico, Argentina, Brazil, Chile, Uruguay, China (Hong Kong), France, Spain and the United Kingdom. The Company discontinued its operations in Japan during the first quarter of fiscal 2006. The Company's U.S. and Canada theatrical exhibition business is conducted through AMC and AMCEI. The Company's International theatrical exhibition business is conducted primarily through Cinemex and AMCEI. See Note 2 for a discussion of the Merger with Loews on January 26, 2006.

        The Company completed a merger on December 23, 2004 in which Holdings' subsidiary, Marquee Inc. ("Marquee") acquired the Company. See Note 2—Acquisitions for additional information regarding this merger. Holdings is a company formed on July 16, 2004. On December 23, 2004, pursuant to a merger agreement, Marquee merged with AMCE (the "Predecessor"). Upon the consummation of the merger between Marquee and AMCE on December 23, 2004, Marquee merged with and into AMCE, with AMCE and Holdings as the surviving reporting entities (collectively the "Successor"). The merger with Marquee was treated as a purchase with Marquee being the "accounting acquirer" in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations. As a result, the Successor applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree and Predecessor, AMCE, as of December 23, 2004, the merger date. The consolidated balance sheets presented herein are those of the Successor and the consolidated statements of operations and cash flows presented herein are those of the Successor for the fifty-two weeks ended March 30, 2006 and the period from inception July 16, 2004 through March 31, 2005 and those of its Predecessor, AMCE for the period April 2, 2004 through December 23, 2004 and the fifty-two weeks ended April 1, 2004.

        In association with the merger transaction discussed above, two merger entities were formed on July 16, 2004, Marquee and Holdings. To finance the merger and related transactions, on August 18, 2004, (i) Marquee issued $250,000,000 aggregate principal amount of 8 5/8% senior unsecured fixed rate Notes due 2012 ("Fixed Notes due 2012") and $205,000,000 aggregate principal amount of senior unsecured floating rate Notes due 2010 ("Floating Notes due 2010") and (ii) Holdings issued $304,000,000 aggregate principal amount at maturity of its 12% senior discount Notes due 2014 ("Discount Notes due 2014") for gross proceeds of $169,917,760. The only operations of Marquee and Holdings prior to the merger with Marquee were related to these financings. Because AMCE was the primary beneficiary of the two merger entities, which were considered variable interest entities as defined in FIN 46 (R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, AMCE was required to consolidate the merger entities' operations and financial position into AMCE's financial statements as of and through the period ended December 23, 2004. Upon consummation of the merger, Marquee was merged with and into AMCE and the letters of credit which gave rise to consolidation of the entities under FIN 46 were cancelled. As such, Marquee's operations and financial position are included within AMCE's Consolidated Financial Statements and Holding's results of operations are included within the Predecessor Company's Consolidated Financial Statements from its inception on July 16, 2004 through December 23, 2004. Subsequent to December 23, 2004 AMCE deconsolidated Holding's assets and liabilities.

        The results of operations of Holdings included within the Predecessor Company's Consolidated Statements of Operations for the period from April 2, 2004 through December 23, 2004 include interest expense of $7,135,000 and interest income of $831,000.

        Holdings has no ability to service interest or principal on the Discount Notes due 2014 other than through any dividends it may receive from the AMCE. AMCE is restricted, in certain circumstances, from paying dividends to Holdings by the terms of the indentures governing the Fixed Notes due 2012, the Floating Notes due 2010 and the Existing Subordinated Notes and the amended credit facility. AMCE has not guaranteed the indebtedness of Holdings nor pledged any of its assets as collateral.

        Discontinued Operations:    The results of operations for the Company's discontinued operations have been eliminated from the Company's continuing operations and classified as discontinued operations for each period presented within the Company's Consolidated Statements of Operations. See Note 3—Discontinued Operations.

        Assets held for Sale:    In conjunction with the Merger (see Note 2), the Company entered into a Final Judgment with the Antitrust Division of the United States Department of Justice and judgments and consent decrees with various States. These judgments and decrees require the Company to hold separate and divest itself of certain theatres. As a result, the Company has classified the assets and liabilities of these theatres as held for sale. The Company expects to divest certain of these theatres in the first fiscal quarter of 2007.

        Additionally, the Company entered into an agreement to sell its consolidated operations in Spain and Portugal and as a result, the Company has classified the assets and liabilities of these theatres as held for sale. These sales were subsequently consummated on May 11, 2006.

        Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Principles of Consolidation:    The consolidated financial statements include the accounts of Holdings and all subsidiaries and the Predecessor accounts include the results of operations of Holdings and Marquee from their inception on July 16, 2004 through December 23, 2004 due to consolidation under FIN 46 (R), as discussed above. All significant intercompany balances and transactions have been eliminated.

        Fiscal Year:    The Company has a 52/53 week fiscal year ending on the Thursday closest to the last day of March. Fiscal 2006, 2005 and 2004 reflect 52 week periods.

        Revenues:    Revenues are recognized when admissions and concessions sales are received at the theatres. The Company defers 100% of the revenue associated with the sales of stored value cards, discounted theatre tickets and gift certificates (no revenue or income recognition for non-presentment) until such time as the items are redeemed or the gift certificate liabilities are extinguished or management believes future redemption of stored value cards to be remote or the discounted theatre tickets expire. The Company recognizes revenues related to on-screen advertising over the period that the related advertising is delivered on-screen or in-theatre pursuant to the specific terms of its agreements with advertisers. During the Successor periods ended March 30, 2006 and March 31, 2005, the Company recognized $8,699,000 and $6,745,000 of income related to the derecognition of stored value card liabilities where management believes future redemption to be remote which was recorded in other expense (income) in the Consolidated Statements of Operations.

        Film Exhibition Costs:    Film exhibition costs are accrued based on the applicable box office receipts and estimates of the final settlement to the film licenses. As of March 30, 2006 and March 31, 2005, the Company recorded film payables of $65,488,000 and $53,387,000, respectively. The Successor recorded film exhibition costs of $610,600,000 and $157,339,000 for the Successor periods ended March 30, 2006 and March 31, 2005, respectively, and the Predecessor reported film exhibition costs of $465,086,000 and $621,848,000 for the Predecessor periods ended December 23, 2004 and April 1, 2004, respectively.

        Concession Costs:    Generally, the Company records payments from vendors as a reduction of concession costs when earned. Revenue is recorded when it is determined that the payment was for the fair value of services provided to the vendor where the benefit to the vendor is sufficiently separable from the Company's purchase of the vendor's products. If the consideration received is in excess of fair value, then the excess is recorded as a reduction of concession costs. In addition, if the payment from the vendor is for a reimbursement of expenses, then those expenses are offset.

        NCN and Other:    The Company recognizes revenues related to on-screen advertising over the period the related advertising is delivered on-screen or in-theatre pursuant to the specific terms of its agreements with advertisers. Its on-screen advertising subsidiary (NCN) operates its advertising program through agreements with other theatre circuits. These circuit agreements stipulate the amount of circuit payments a theatre will receive for running on-screen slides, on-film programs and other related in-theatre products and services. The Company's circuit agreements have terms of 1 to 5 years, with an annual cancellation provision included in select agreements. Certain circuits have agreements requiring an annual minimum exhibitor share payment. The Company recognizes the minimum exhibitor share payments as an expense on a straight-line basis over the terms of the agreements and any excess minimum exhibitor share payments are recognized when earned.

        On March 29, 2005, the Company and Regal Entertainment Group combined their respective cinema screen advertising businesses into a new joint venture company called National CineMedia, LLC ("NCM"). The company engages in the marketing and sale of cinema advertising and promotions products; business communications and training services; and the distribution of digital alternative content. The Company records its share of on-screen advertising revenues generated by NCN and NCM in other theatre revenues. The Company contributed fixed assets and exhibitor agreements of its cinema screen advertising subsidiary NCN to NCM. The Company has also included goodwill (recorded in connection with the merger with Marquee) in the cost assigned to its investment in NCM. Additionally, the Company paid termination benefits related to the displacement of certain NCN associates. In consideration of the NCN contributions described above, NCM, issued a 37% interest in its Class A units to NCN. Since that date, NCN's interest in NCM has declined to 29% due to the entry of new investors.

        Loyalty Program:    The Company records the estimated incremental cost of providing free concession items for awards under its Moviewatcher loyalty program when the awards are earned. Historically, the costs of these awards have not been significant.

        Cash and Equivalents:    Cash and equivalents consist of cash on hand and temporary cash investments with original maturities of three months or less. The Company invests excess cash in deposits with major banks and in temporary cash investments. Such investments are made only in instruments issued or enhanced by high quality financial institutions (investment grade or better). Amounts invested in a single institution are limited to minimize risk.

        Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified within accounts payable in the balance sheet. The amount of these checks included in accounts payable as of March 30, 2006 and March 31, 2005 was $13,829,000 and $35,320,000, respectively.

        Property:    Property is recorded at cost or fair value, in the case of property resulting from the acquisitions. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes and accelerated methods, with respect to certain assets, for income tax purposes. The estimated useful lives for leasehold improvements reflect the shorter of the base terms of the corresponding lease agreements or the useful lives of the assets. The estimated useful lives are as follows:

Buildings and improvements	5 to 40 years
Leasehold improvements	1 to 20 years
Furniture, fixtures and equipment	1 to 10 years

        Expenditures for additions (including interest during construction), major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are credited or charged to operations.

        Intangible Assets:    Intangible assets are recorded at cost or fair value, in the case of intangible assets resulting from the acquisitions, and are comprised of lease rights, amounts assigned to theatre leases acquired under favorable terms, customer relationship intangible assets, non-competition and consulting agreements and trademarks, each of which are being amortized on a straight-line basis over the estimated remaining useful lives of the assets except for a customer relationship intangible asset and the AMC and Cinemex Trademark intangible assets associated with the merger with Marquee. The customer relationship intangible asset is amortized over eight years based upon the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. This pattern indicates that over 2/3rds of the cash flow generated from the asset is derived during the first five years. The AMC and Cinemex Trademark intangible assets are considered indefinite lived intangible assets, and therefore not amortized, but rather evaluated for impairment annually. There was no impairment of the Company's intangible assets as of March 30, 2006.

        Investments:    The Company accounts for its investments in non-consolidated entities using the cost and equity methods of accounting, has recorded the investments within other long-term assets in its consolidated balance sheets and records equity in earnings or losses of these entities accounted for following the equity method of accounting within investment income in its consolidated statements of operations. As of March 30, 2006, the Company holds a 50% interest in Hoyts General Cinemas South America ("HGCSA") a partnership that operates 18 theatres in South America; a 29% interest in NCM, a joint venture that markets and sells cinema advertising and promotions; a 27% interest in Movietickets.com, a joint venture that provides moviegoers with a convenient way to buy movie tickets online, access local showtime information, view trailers and read reviews; a 50% interest in Yelmo Cineplex, a joint venture that operates 27 theatres in Spain; and a 50% interest in three theatres that are accounted for following the equity method of accounting. The Company's recorded investments exceed its proportional ownership of the underlying equity in these entities by approximately $33,806,000. These differences will be amortized to equity in earnings or losses over the estimated useful lives of the related assets (1-5 years) or evaluated for impairment. There was no impairment of the Company's investments as of March 30, 2006. As of March 30, 2006 the Company holds a 9% interest in Fandango, a joint venture that provides moviegoers with a convenient way to buy movie tickets online, access local showtime information, view trailers and read reviews that is accounted for following the cost method of accounting.

        Acquisitions:    The Company accounts for its acquisitions of theatrical exhibition businesses using the purchase method. The purchase method requires that the Company estimate the fair value of the individual assets and liabilities acquired as well as various forms of consideration given including cash, common stock, senior subordinated notes and bankruptcy related claims. The allocation of purchase price is based on management's judgment after evaluating several factors, including actuarial estimates for pension liabilities, market prices of its indebtedness and valuation assessments prepared by a valuation specialist.

        Goodwill:    Goodwill represents the excess of cost over fair value of net tangible and identifiable intangible assets related to acquisitions. The Company is not required to amortize goodwill as a charge to earnings; however, the Company is required to conduct an annual review of goodwill for impairment.

        The Company's recorded goodwill was $2,018,318,000 as of March 30, 2006 and $1,401,740,000 as of March 31, 2005. The Company evaluates goodwill for impairment as of the end of the fourth fiscal quarter and any time an event occurs or circumstances change that would reduce the fair value for a reporting unit below its carrying amount. The Company's goodwill is recorded in its U.S. and Canada theatrical exhibition operating segment, in Cinemex and in our Spain and Portugal theatres which are also the reporting units for purposes of evaluating recorded goodwill for impairment. If the carrying value of the reporting unit exceeds its fair value the Company is required to reallocate the fair value of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The Company determines fair value by considering multiples applied to cash flow estimates less net indebtedness which it believes is an appropriate method to determine fair value. There is considerable management judgment with respect to cash flow estimates and appropriate multiples to be used in determining fair value. There was no goodwill impairment as of March 30, 2006.

        Other Long-term Assets:    Other long-term assets are comprised principally of investments in partnerships and joint ventures, costs incurred in connection with the issuance of debt securities, which are being amortized to interest expense over the respective lives of the issuances, and investments in real estate, which are recorded at the lower of historical cost or fair value.

        Preopening Expense:    Preopening expense consists primarily of advertising and other start-up costs incurred prior to the operation of new theatres and are expensed as incurred.

        Theatre and Other Closure Expense:    Theatre and other closure expense is primarily related to payments made or expected to be made to landlords to terminate leases on certain of the Company's closed theatres, other vacant space or theatres where development has been discontinued. Theatre and other closure expense is recognized at the time the theatre closes, space becomes vacant or development is discontinued. Expected payments to landlords are based on actual or discounted contractual amounts. Accretion expense for exit activities initiated after December 31, 2002 and all accretion expense subsequent to the merger with Marquee is included as a component of theatre and other closure expense. The Successor recorded theatre and other closure expense of $601,000 and $1,267,000 for the periods ended March 30, 2006 and March 31, 2005, respectively, and the Predecessor recorded theatre and other closure expense of $10,758,000 and $4,068,000 for the periods ended December 23, 2004 and April 1, 2004, respectively. Accrued theatre and other closure expense is generally classified as current based upon management's intention to negotiate termination of the related lease obligations within one year.

        Restructuring Charge:    The Company recognizes restructuring charges based upon the nature of the costs incurred. Costs resulting from one-time termination benefits where employees are not required to render future service to receive the benefits are recognized and a liability is recorded when management commits to a plan of termination which identifies the number of employees to be terminated, their job classifications, locations, expected termination dates and when the plan is communicated to the employees and establishes the detailed terms of the benefits to be received by employees.

        If employees are required to render service until they are terminated in order to receive the termination benefits, the benefits are measured at the fair value of the costs and related liabilities at the communication date and are recognized ratably over the future service period from the communication date.

        On March 24, 2005, the Company commenced an organizational restructuring related to functions at its Home Office and its Film Office. The Company's new organizational structure flattens management structure and aligns systems, resources and areas of expertise to promote faster communication. The primary goal of the restructuring is to create a simplified organizational structure.

        The Company recorded $4,926,000 of expenses, primarily at its home office and at its NCN and other operating segment, related to one-time termination benefits and other costs for the displacement of approximately 200 associates in connection with the organizational restructuring and the contribution of assets by NCN to NCM during fiscal 2005. The Company incurred an additional $3,139,000 in one-time termination benefits and approximately $841,000 related to closure of offices during fiscal 2006. The Company's restructuring activities were complete as of March 30, 2006.

        The Company recorded a liability of $27,090,000 related to one-time termination benefits and other costs for the displacement of approximately 230 associates in connection with the Merger with Loews as part of purchase accounting. The Company recorded an additional $4,845,000 liability related to closures of Loews' duplicate administrative facilities in connection with the Merger with Loews as part of purchase accounting.

        Leases:    The majority of the Company's operations are conducted in premises occupied under lease agreements with initial base terms ranging generally from 15 to 20 years (see Note 18—Related Party Transactions), with certain leases containing options to extend the leases for up to an additional 20 years. The Company does not believe that exercise of the renewal options in its leases are reasonably assured at the inception of the lease agreements and therefore, considers the initial base term as the lease term under Statement of Financial Accounting Standards No. 13, Accounting for Leases ("SFAS No. 13"). The leases provide for fixed and escalating rentals, contingent escalating rentals based on the Consumer Price Index not to exceed certain specified amounts and contingent rentals based on revenues with a guaranteed minimum.

        The Company has historically recorded rent expense for its operating leases with reasonably assured rent increases in accordance with FASB Technical Bulletin 85-3 Accounting for Operating Leases with Scheduled Rent Increases on a straight-line basis from the "lease commencement date" (the theatre opening date) as specified in the lease agreement until the end of the base lease term. The Company has historically viewed "rent holidays" as an inducement contained in the lease agreement that provides for a period of "free rent" during the lease term and believed that it did not have "rent holidays" in its lease agreements.

        During fiscal 2005, the Company determined that its lease terms commence at the time it obtains "control and access" to the leased premises which is generally a date prior to the "lease commencement date" contained in the lease agreements. The Company has evaluated the impact of a change in the commencement date of its lease terms based on when it has "control and access" to the leased premises and has determined that the impact was immaterial to the prior periods.

        The Company records rent expense for its operating leases on a straight-line basis over the base term of the lease agreements commencing with the date the Company has "control and access" to the leased premises. Rent expense related to the "rent holiday" is recorded as a component of preopening expense until construction of the leased premises is complete and the premises are ready for their intended use. Rent charges upon completion of the leased premises subsequent to the theatre opening date are expensed as a component of rent expense. The estimated useful lives for leasehold improvements reflect the shorter of the base terms of the corresponding lease agreements or the economic life of the leasehold improvements.

        Occasionally the Company will receive amounts from developers in excess of the costs incurred related to the construction of the leased premises. The Company records the excess amounts received from developers as deferred rent and amortizes the balance as a reduction to rent expense over the base term of the lease agreement.

        The Company evaluates the classification of its leases following the guidance in SFAS No. 13. Leases that qualify as capital leases are recorded at the present value of the future minimum rentals over the base term of the lease using the Company's incremental borrowing rate. Capital lease assets are assigned an estimated useful life at the inception of the lease that corresponds with the base term of the lease.

        Occasionally, the Company is responsible for the construction of leased theatres and for paying project costs that are in excess of an agreed upon amount to be reimbursed from the developer. Emerging Issues Task Force (EITF) Issue No. 97-10 The Effect of Lessee Involvement in Asset Construction requires the Company to be considered the owner (for accounting purposes) of these types of projects during the construction period and therefore is required to account for these projects as sale and leaseback transactions. As a result, the Company has recorded $25,144,000 and $43,372,000 as financing lease obligations for failed sale leaseback transactions on its Consolidated Balance Sheets related to these types of projects as of March 30, 2006 and March 31, 2005, respectively.

        Sale and Leaseback Transactions:    The Company accounts for the sale and leaseback of real estate assets in accordance with Statement of Financial Accounting Standards No. 98 Accounting For Leases. Losses on sale leaseback transactions are recognized at the time of sale if the fair value of the property sold is less than the undepreciated cost of the property. Gains on sale and leaseback transactions are deferred and amortized over the remaining lease term.

        Impairment of Long-lived Assets:    Management reviews long-lived assets, including intangibles and investments in non-consolidated entities, for impairment as part of the Company's annual budgeting process and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Management reviews internal management reports on a quarterly basis as well as monitors current and potential future competition in the markets where the Company operates for indicators of triggering events or circumstances that indicate potential impairment of individual theatre assets. Management evaluates its theatres using historical and projected data of theatre level cash flow as its primary indicator of potential impairment and considers the seasonality of its business when evaluating theatres for impairment. Because the Christmas and New Years holiday results comprise a significant portion of the Company's operating cash flow, the actual results from this period, which are available during the fourth quarter of each fiscal year, are an integral part of the Company's impairment analysis. As a result of these analyses, if the sum of the estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the asset, an impairment loss is recognized in the amount by which the carrying value of the asset exceeds its estimated fair value. Assets are evaluated for impairment on an individual theatre basis, which management believes is the lowest level for which there are identifiable cash flows. The impairment evaluation is based on the estimated cash flows from continuing use until the expected disposal date or the fair value of furniture, fixtures and equipment. The expected disposal date does not exceed the remaining lease period and is often less than the remaining lease period when management does not expect to operate the theatre to the end of its lease term. The fair value of assets is determined as either the expected selling price less selling costs (where appropriate) or the present value of the estimated future cash flows. Fair value for furniture, fixtures and equipment has been determined using factors such as similar asset sales and in some instances third party valuation studies. There is considerable management judgment necessary to determine the future cash flows, fair value and the expected operating period of a theatre, and accordingly, actual results could vary significantly from such estimates.

        If theatres currently have sufficient estimated future cash flows to realize the related carrying amount of theatre assets, but management believes that it is not likely the theatre will be operated to the end of its lease term, the estimated economic life of the theatre assets are revised to reflect management's best estimate of the economic life of the theatre assets for purposes of recording depreciation.

        Impairment losses by operating segment are as follows:

Impairment of long-lived assets (In thousands)	52 weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 weeks Ended April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
U.S. and Canada theatrical exhibition	$11,974	$–	$–	$12,747
International theatrical exhibition	–	–	–	3,525
Total impairments of long-lived assets	$11,974	$–	$–	$16,272

        Foreign Currency Translation:    Operations outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average rates of exchange. The resultant translation adjustments are included in foreign currency translation adjustment, a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions, except those intercompany transactions of a long-term investment nature, are included in net loss and have not been material.

        Loss per Share:    Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding. The Company accounts for loss per share in accordance with EITF 03-6 Participating Securities and the Two Class Method under FAS 128. EITF 03-6 requires use of the two-class method for computing basic earnings per share when participating convertible securities exist. The dilutive effect of the Company's Series A Convertible Preferred Stock is considered in the basic earnings per share in accordance with EITF 03-6. If dividends are paid on the common stock in any fiscal period, the holders of Series A Preferred shares are entitled to receive dividends on an "as converted" basis, to the extent such dividends are greater than the face amount of Series A Preferred dividends otherwise payable in such fiscal period. Diluted loss per share includes the effects of outstanding stock options, stock awards and Series A Convertible Preferred Stock, if dilutive.

        The following table sets forth the computation of basic and diluted loss from continuing operations per common share:

(In thousands, except per share data)	52 weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 weeks Ended April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Numerator:
Loss from continuing operations	$(189,806)	$(44,691)	$(35,347)	$(6,042)
Dividends on Series A Preferred	–	–	(104,300)	(40,277)

Loss for common shares from continuing operations	$(189,806)	$(44,691)	$(139,647)	$(46,319)

Denominator:
Average common shares outstanding	858.12	300.41	37,023	36,715
Series A Preferred	–	–	–	–

Shares for basic earnings per common share	858.12	300.41	37,023	36,715
Stock options	–	–	–	–
Stock awards	–	–	–	–

Shares for diluted earnings per common share	858.12	300.41	37,023	36,715

Loss from continuing operations per common share	$(221.19)	$(148.76)	$(3.77)	$(1.26)
Further dilution from applying the "two-class" method	–	–	–	–

Basic and diluted loss from continuing operations per common share	$(221.19)	$(148.76)	$(3.77)	$(1.26)

        During the predecessor period April 2, 2004 through December 23, 2004, 42,734 shares of common stock and $104,300,000 of dividends from the assumed conversion of Series A Preferred were excluded from the computation of diluted loss per common share because they were anti-dilutive. During the predecessor period ended April 1, 2004, 40,812,000 shares of common stock and $40,227,000 of dividends from the assumed conversion of Series A Preferred were excluded from the computation of diluted loss per common stock because they were anti-dilutive.

        Options to purchase 39,476.72872 shares of common stock at $1,000.00 per share were outstanding during the successor period ended March 30, 2006, but were not included in the computation of diluted loss per share since they were anti-dilutive. Options to purchase 38,876.72872 shares of common stock at $1,000.00 per share were outstanding during the successor period ended March 31, 2005, but were not included in the computation of diluted loss per share because the options' exercise price exceeded the estimated average market price of common shares. During the predecessor period April 2, 2004 through December 23, 2004, incremental shares from stock options and awards of 930,398 were excluded from the computation of diluted earnings per share because they were anti-dilutive. During the predecessor period ended April 1, 2004, incremental shares from stock options and awards of 191,339 were excluded from the computation of diluted earnings per share because they were anti-dilutive.

        Stock-based Compensation:    Holdings granted options on 39,476.72872 shares to certain employees during the Successor periods ended March 31, 2005 and March 30, 2006. The Successor has reflected the stock-based compensation expense associated with the options within its consolidated statements of operations. The options have a ten year term and the options granted during fiscal 2005 step-vest in equal amounts over five years with the final vesting occurring on December 23, 2009. The options granted during fiscal 2006 step vest in equal amounts over three years with final vesting occurring on December 23, 2008, but vesting may accelerate for certain participants if there is a change of control (as defined in the plan). The Successor has recorded $1,319,000 of stock-based compensation expense during its period ended March 30, 2006 and $1,201,000 of stock-based compensation expense during its period ended March 31, 2005 and the Predecessor has recorded no stock compensation expense for its period ended December 23, 2004.

        The options have been accounted for using the fair value method of accounting for stock-based compensation arrangements as prescribed by Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment ("SFAS 123(R)") and Staff Accounting Bulletin ("SAB") No. 107, Share-Based Payment, and the Company has valued the options using the Black-Scholes formula. There is no cash impact related to the options included in the Successor's Consolidated Statements of Cash Flows.

        Two of the holders of Holdings' stock and stock options have written put rights associated with their options and underlying shares whereby they can require Holdings to repurchase their options and shares. These liability-classified options and shares are required to be remeasured during each reporting period. The successor has recorded $1,894,000 of other income related to the re-measurement of the liability-classified shares during the Successor period ended March 30, 2006. One holder of Holdings' stock has an amount-specific put right whereby the holder can require Holdings to repurchase his shares for $600,000 on or prior to December 31, 2006. A liability of $2,881,000 and $4,509,000 is recorded within other long term liabilities in the Consolidated Balance Sheets as of March 30, 2006 and March 31, 2005, respectively, for all shares and options containing written put rights.

        The Predecessor accounted for its stock options, restricted stock awards and deferred stock units under plans that it sponsored following the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock issued to Employees (APB No. 25) and related interpretations. Stock-based employee compensation expense related to restricted stock awards and deferred stock units of $8,727,000 was reflected in net loss for fiscal 2004. No stock-based employee compensation expense for stock options was reflected in net loss for fiscal 2004, as all stock options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

        The following table reflects the weighted average fair value per option granted during each year, as well as the significant weighted average assumptions used in determining fair value using the Black-Scholes option-pricing model:

	March 30, 2006(1)	March 31, 2005(1)	April 2, 2004 through December 23, 2004	April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Weighted average fair value on grant date	$230.75	$575.48	$–	$–
Risk-free interest rate	4.5%	3.6%	–	–
Expected life (years)	3	5	–	–
Expected volatility	25.8%	65.3%	–	–
Expected dividend yield	–	–	–	–

(1)
Represents assumptions for stock options granted to certain employees of the Company.

        The following table illustrates the effect on net loss as if the fair value method had been applied to all stock awards and outstanding and unvested options in each period:

(In thousands)	April 2, 2004 through December 23, 2004	52 Weeks Ended April 1, 2004
	(Predecessor)	(Predecessor)
Net loss:
As reported	$(35,878)	$(10,714)
Add: Stock based compensation expense included in reported net loss, net of related tax effects	–	5,236
Deduct: Total stock-based compensation expense determined under fair value method for all awards	–	(5,930)

Pro forma	$(35,878)	$(11,408)

        Income Taxes:    AMCE joins with Holdings in filing a consolidated U.S. Corporation Income Tax return and, in certain states, consolidated state income tax returns. With respect to the consolidated federal and state income tax returns, the Successor remits income taxes to the applicable taxing jurisdiction and records income taxes payable and receivable from other members of the group as if each member filed separate federal and state income tax returns. Additionally, the Successor's provision for income taxes is computed as if it filed separate income tax returns. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109") Accounting for Income Taxes. Under SFAS 109, deferred income tax effects of transactions reported in different periods for financial reporting and income tax return purposes are recorded by the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. The income statement effect is generally derived from changes in deferred income taxes on the balance sheet.

        AMCE entered into a tax sharing agreement with Holdings under which AMCE agreed to make cash payments to Holdings to enable it to pay any (i) federal, state or local income taxes to the extent that such income taxes are directly attributable to AMCE or its subsidiaries' income and (ii) franchise taxes and other fees required to maintain Holdings' legal existence.

        Casualty Insurance:    The Company is self-insured for general liability up to $400,000 per occurrence and carries a $400,000 deductible limit per occurrence for workers compensation claims. The Company utilizes actuarial projections of its ultimate losses that it will be responsible for paying. The actuarial method includes an allowance for adverse developments on known claims and an allowance for claims which have been incurred but which have not yet been reported. As of March 30, 2006 and March 31, 2005, the Company had recorded casualty insurance reserves of $26,373,000 and $22,080,000, respectively. The Successor recorded expenses related to general liability and workers compensation claims of $10,936,000 and $2,088,000 for the periods ended March 30, 2006 and March 31, 2005, respectively, and the Predecessor recorded $8,288,000 and $10,581,000 for the periods ended December 23, 2004 and April 1, 2004, respectively.

        New Accounting Pronouncements:    In February 2006, the FASB agreed to issue FASB Staff Position (FSP) No. 123(R)-4, Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event, which requires companies to consider the probability of the occurrence of a contingent event that is outside the employees' control (i.e., change in control, or death or disability) in determining the classification of an employee stock option or similar instrument under FASB Statement No. 123(R), Share-Based Payment, where the award requires or permits cash settlement upon the contingent event. The FSP requires companies to classify employee stock options and similar instruments with contingent cash settlement features as equity awards provided the contingent event that permits or requires cash settlement is not considered probable of occurring. As the Company has already adopted SFAS 123(R), the Company would be required to apply the guidance in the first reporting period beginning after the date the final FSP is posted to the FASB website and would be required to apply the proposed guidance retrospectively to prior-period results to which SFAS 123(R) was applied. The Company does not believe the adoption of FSP 123 R-4 will have an impact on the consolidated financial position, results of operations, or cash flows.

        In October 2005, the FASB issued FASB Staff Position (FSP) 13-1, Accounting for Rental Costs Incurred during a Construction Period. FSP 13-1 clarifies there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Accordingly, the Company will no longer be able to capitalize rental costs during the construction period and will begin expensing them as preopening expense prior to the theatre opening date. This FSP was effective for the first reporting period beginning after December 15, 2005. The Company early adopted this FSP during the fourth quarter of fiscal 2006 which results in recognition of preopening expense during the "rent holiday".

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154), which requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The Company is not currently contemplating an accounting change which would be impacted by SFAS 154.

        In March 2004, the FASB issued Emerging Issues Task Force Issue No. 03-1, The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued Staff Position EITF Issue 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired. The Company does not believe that the adoption of EITF 03-1 will have a material impact on our financial condition or results of operations.

        Presentation:    Certain amounts have been reclassified from prior period consolidated financial statements to conform with the current year presentation. As a result of the merger with Marquee, the Successor applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree, Loews as of January 26, 2006 and AMCE, as of December 23, 2004. The purchase method of accounting requires that the assets and liabilities be recorded at their fair values on the date of the purchase. The consolidated financial statements presented herein are those of the Successor from its inception on July 16, 2004 through March 30, 2006, and those of its Predecessor, AMCE, for all prior periods through the date of the merger with Marquee.

NOTE 2—ACQUISITIONS

Merger with Loews

        On June 20, 2005, Holdings entered into a merger agreement with LCE Holdings, Inc. ("LCE Holdings"), the parent of Loews Cineplex Entertainment Corporation ("Loews"), pursuant to which LCE Holdings merged with and into Holdings, with Holdings continuing as the holding company for the merged businesses, and Loews merged with and into AMCE, with AMCE continuing after the merger (the "Merger" and collectively, the "Mergers"). The transaction closed on January 26, 2006. Upon completion of the Mergers, the existing stockholders of Holdings, including affiliates of J.P. Morgan Partners, LLC and Apollo Management, L.P., currently hold approximately 60% of its outstanding capital stock, and the previous stockholders of LCE Holdings, including affiliates of Bain Capital Partners, LLC, The Carlyle Group and Spectrum Equity Investors (collectively with J.P. Morgan Partners, LLC and Apollo Management, L.P., the "Sponsors"), hold approximately 40% of the outstanding capital stock of Holdings.

        The Company has accounted for the Merger as a purchase in accordance with SFAS No. 141, Business Combinations, for an estimated purchase price of $540,671,000. The acquisition included 112 theatres with 1,308 screens in the United States, 40 theatres with 443 screens in Mexico (Cinemex), 4 managed/joint venture theatres with 55 screens in the United States and a 50% interest in Yelmo Cineplex, S.L. operating 27 theatres with 311 screens in Spain that is accounted for using the equity method. The financing of the Merger is described in Note 7. The Merger did not constitute a change in control.

        The following is a summary of the preliminary allocation of the purchase price to the assets and liabilities of LCE Holdings based on management's judgment after evaluating several factors, including actuarial estimates for pension liabilities, estimates of fair value for issuance of common stock and a valuation assessment prepared by a valuation specialist:

(In thousands)
Cash and equivalents	$142,512
Current assets	46,879
Property, net	838,172
Intangible assets, net	107,561
Goodwill	738,739
Deferred income taxes	6,740
Other long-term assets	50,362
Current liabilities	(196,389)
Corporate borrowings	(1,054,192)
Capital and financing lease obligations	(32,524)
Other long-term liabilities	(107,189)

Total estimated purchase price	$540,671

        Amounts recorded for goodwill were not subject to amortization, and were not considered deductible for income tax purposes. Goodwill in the amount of $609,578,000 and $129,161,000 was recorded at the Company's U.S. and Canada theatrical exhibition operating segment and at the Cinemex reporting unit in the International operating segment, respectively. The preliminary allocation of purchase price and estimates of fair values may potentially change in the future as additional information becomes available.

        The Merger included the acquisition of intangible assets including; $43,145,000 related to favorable leases with remaining lease terms ranging from one to thirteen years, $9,595,000 related to Loews and Cinemex trademark and tradenames, $52,452,000 related to advertising and management contracts, and $6,805,000 related to Cinemex non-compete agreement. The Loews' tradename amortization period is 5 years. These fair values are based on management's best estimate using available evidence including a study performed by a valuation specialist. The Cinemex trademark and tradename are indefinite-lived intangible assets which are not subject to amortization, but do require impairment evaluation during each reporting period to determine whether events and circumstances continue to support an indefinite useful life. The weighted average amortization period for LCE and Cinemex favorable leases was approximately eight years. Acquired intangible assets are more fully discussed in Note 5.

Merger with Marquee

        On December 23, 2004, the Company completed a merger in which Holdings acquired AMCE pursuant to an Agreement and Plan of Merger, dated as of July 22, 2004, by and among AMCE, Holdings and Marquee. Marquee, a wholly owned subsidiary of Holdings, merged with and into AMCE, with AMCE remaining as the surviving entity and becoming a wholly owned subsidiary of

Holdings. The merger was voted on and approved by the Company's shareholders on December 23, 2004.

        Pursuant to the terms of the merger agreement, each issued and outstanding share of AMCE's Common Stock and Convertible Class B stock was converted into the right to receive $19.50 in cash and each issued and outstanding share of the Company's Series A Convertible Preferred Stock was converted into the right to receive $2,727.27 in cash. The total amount of consideration paid in the merger with Marquee was approximately $1,665,200,000. AMCE made payments to holders of its Common Stock, Convertible Class B Stock and Series A Convertible Preferred Stock in the aggregate amount of $1,647,300,000 and Holdings made payments of $17,900,000 to the holders of 1,451,525 vested in-the-money options and holders of 520,350 deferred stock units that vested upon consummation of the merger. The Company has recorded $63,057,000 ($20,325,000 Successor and $42,732,000 Predecessor) of general and administrative expenses related to the merger with Marquee all of which were paid as of March 31, 2005. Included in these amounts are $20,000,000 of Successor transaction fees paid to J.P. Morgan Partners (BHCA), L.P. and Apollo Investment Fund V, L.P. and certain related investment funds.

        Marquee used the net proceeds from the sale of AMCE's notes (as described in Note 7), together with existing cash balances of AMCE and the proceeds from the equity contribution from Holdings (consisting of equity contributed by the former sponsors, the co-investors and certain members of management and the net proceeds of an offering of Holdings notes), to finance the merger with Marquee.

        The Company has accounted for the merger with Marquee as a purchase in accordance with SFAS No. 141, Business Combinations, with Marquee being the accounting acquiror and AMCE being the acquired entity. As such the financial information presented herein represents (i) the Consolidated Statements of Operations of the Successor for the period from inception on July 16, 2004 through March 30, 2006, the Consolidated Statements of Operations of the Predecessor for the thirty-eight weeks ended December 23, 2004 and the fifty-two weeks ended April 1, 2004, (ii) the Consolidated Balance Sheet of the Successor as of March 30, 2006 and March 31, 2005, and (iii) the Consolidated Statements of Cash Flows of the Successor for the fifty-two weeks ended March 30, 2006 and the period from inception on July 16, 2004 through March 31, 2005, and the Consolidated Statements of Cash Flows of the Predecessor for the thirty-eight weeks ended December 23, 2004 and the fifty-two weeks ended April 1, 2004.

        The following is a summary of the allocation of the purchase price to the estimated fair values of assets and liabilities acquired in the merger with Marquee. The allocation of purchase price is based on management's judgment after evaluating several factors, including actuarial estimates for pension liabilities, market prices of our indebtedness and a valuation assessment prepared by a valuation specialist (in thousands):

Cash and equivalents	$396,636
Other current assets	99,794
Property, net	894,293
Intangible assets	205,148
Goodwill	1,377,196
Deferred income taxes	64,106
Other long-term assets	61,006
Current liabilities	(344,908)
Corporate borrowings	(709,283)
Capital and financing lease obligations	(66,525)
Other long-term liabilities	(312,263)

Total estimated purchase price	$1,665,200

        The merger with Marquee included the acquisition of intangible assets including; $74,000,000 related to the AMC trademark and tradename, $54,993,000 related to favorable leases, and $46,000,000 related to the Company's Moviewatcher customer loyalty program (A customer relationship intangible asset). These fair values are based on management's best estimate using available evidence including a study performed by a valuation specialist. The AMC trademark and tradename is an indefinite-lived intangible asset which is not subject to amortization, but does require impairment evaluation during each reporting period to determine whether events and circumstances continue to support an indefinite useful life. The weighted average amortization period for favorable leases was approximately fourteen years. In determining the useful life of the Moviewatcher customer relationship intangible asset, the Company utilized information tracking the behavior pattern of the customers participating in this program. The data suggests that the Moviewatcher customers exhibit a higher frequency of trips to the theatres and many of the members remain active within the program for extended periods. The membership data was utilized in developing an attrition/retention rate used in the valuation analysis. The analysis indicates that an active base of members contribute incremental cash flow to the business over a period of at least 8 years. However, it should be noted that over two-thirds of the cash flow generated from this asset is derived in the first 5 years. The amortization of the fair value of this asset reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. Accordingly the Company has calculated the consumption pattern of this asset by comparing the undiscounted cash flows for each year with the sum of the undiscounted cash flows generated by this asset to develop the ratio of the fair value of the asset that would be amortized during the period.

        Amounts recorded for goodwill are not subject to amortization, are not expected to be deductible for tax purposes and have been allocated to the Company's U.S. and Canada theatrical exhibition operating segment, Other operating segment, Japan AMC Theatres Inc., the Company's Japan branch and the Company's consolidated Spain and Portugal operations conducted through AMC Entertainment Espana S.A. and Actividades Multi-Cinemas E Espectaculos, LDA (the reporting units). The Company has performed it annual impairment test for goodwill and recorded no impairment as of March 30, 2006. The goodwill of $29,973,000, allocated to the Other operating segment, was included in the cost assigned to the investment in a cinema screen advertising joint venture between the Company and Regal Entertainment Group, National CineMedia LLC ("NCM"), together with certain of NCN's contributed assets. Goodwill of $44,774,000 was allocated to Japan AMC Theatres Inc., which was disposed of in connection with the consummation of the sale of that entity on June 30, 2005, and goodwill of $6,599,000 was allocated to the remaining Japan location, which was disposed of in connection with the consummation of the sale of that entity on September 1, 2005. Goodwill of $11,712,000 was allocated to the Spain and Portugal theatres and is included in non-current assets held for sale.

Pro Forma Effect of Merger Transactions

        The unaudited pro forma financial information presented below sets forth the Company's and LCE Holdings' historical consolidated statements of operations for the periods indicated and give effect to the merger transactions with Loews and Marquee, the contribution of NCN assets to NCM and the related debt issuances as adjusted for the respective purchase price allocations as if each transaction occurred on April 2, 2004 and April 1, 2005. Because the pro forma financial information gives effect to the transactions described above as of the beginning of fiscal 2005, all pro forma information is for the Successor. Such information is presented for comparative purposes only and does not purport to represent what the Company's results of operations would actually have been had these transactions occurred on the date indicated or to project its results of operations for any future period or date.

	Fifty-two week periods
(In thousands)	Pro Forma April 1, 2005 through March 30, 2006	Pro Forma April 2, 2004 through March 31, 2005
	(Successor)	(Successor)
Revenues	$2,388,052	$2,531,990
Cost of operations	1,534,504	1,606,952
Rent	434,204	421,873
General and administrative:
Merger and acquisition costs*	18,059	8,116
Management fee	5,000	5,000
Other	76,985	89,950
Preopening expense	10,635	2,553
Theatre and other closure expense	601	12,025
Restructuring charge	3,980	5,053
Depreciation and amortization	282,285	291,936
Impairment of long-lived assets	11,974	–
Disposition of assets and other gains	(1,300)	(5,274)

Total costs and expenses	2,376,927	2,438,184
Other expense (income)	(11,712)	(6,778)
Interest expense	228,518	222,317
Investment expense (income)	5,127	(6,720)

Total other expense	221,933	208,819

Loss from continuing operations before income taxes	(210,808)	(115,013)
Income tax provision	10,055	11,461

Loss from continuing operations	(220,863)	(126,474)
Loss from discontinued operations	(22,409)	(230)

Net loss	$(243,272)	$(126,704)

*
Primarily represents non recurring costs for the Merger Transactions.

Acquisition of MegaStar Cinemas, L.L.C.

        On December 19, 2003, the Company acquired certain of the operations and related assets of MegaStar Cinemas, L.L.C. ("MegaStar") for an estimated cash purchase price of $15,037,000. In connection with the acquisition, the Company assumed leases on three theatres with 48 screens in Minneapolis and Atlanta. All three of the theatres feature stadium seating and have been built since 2000. The results of operations are included in the Consolidated Statements of Operations from December 19, 2003. The Company believes the results of operations of the acquired theatres are not material to the Company's Consolidated Statements of Operations and pro forma information for fiscal 2004 is not included herein.

        The following is a summary of the allocation of the purchase price to the estimated fair values of assets acquired from MegaStar. The allocation of purchase price is based on management's judgment including a valuation assessment prepared by a valuation specialist.

(In thousands)
Cash and equivalents	$40
Current assets	94
Property	6,762
Other long-term assets	84
Other long-term liabilities	(3,297)
Goodwill	11,354

Total purchase price	$15,037

        Amounts recorded for goodwill are not subject to amortization, were recorded at the Company's U.S. and Canada theatrical exhibition operating segment (the reporting unit) and are expected to be deductible for tax purposes.

NOTE 3—DISCONTINUED OPERATIONS

        On June 30, 2005, the Company sold one of its wholly-owned subsidiaries Japan AMC Theatres Inc., including four of its five theatres in Japan. The Company sold its remaining Japanese theatre during the second fiscal quarter of 2006. The Company opened its first theatre in Japan during fiscal 1997 and since that time the Company has incurred cumulative pre-tax losses of $38,689,000, including a $4,999,000 impairment charge in fiscal 2003.

        The operations and cash flows of the Japan theatres have been eliminated from the Company's ongoing operations as a result of the disposal transactions. The Company will not have any significant continuing involvement in the operations of the Japan theatres after the disposal transactions. The results of operations of the Japan theatres have been classified as discontinued operations, and information presented for all periods reflects the new classification. The operations of the Japan theatres were previously reported in the Company's International theatrical exhibition operating segment. Components of amounts reflected as loss from discontinued operations in the Company's Consolidated Statements of Operations are presented in the following table:

Statements of operations data:

(In thousands)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	From April 2, 2004 through December 23, 2004	52 Weeks Ended April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Revenues
Admissions	$11,293	$13,083	$35,310	$48,213
Concessions	2,134	2,551	7,082	9,746
Other revenue	363	268	1,485	2,422

Total revenues	13,790	15,902	43,877	60,381

Costs and Expenses
Film exhibition costs	6,076	7,534	19,932	27,519
Concession costs	323	352	1,519	2,047
Operating expense	3,243	2,944	8,976	12,286
Rent	3,918	3,744	11,503	15,079
General and administrative—other	1,833	206	646	588
Depreciation and amortization	706	821	1,832	3,705
Impairment of long-lived assets	–	–	–	–

Total costs and expenses	16,099	15,601	44,408	61,224

Investment income	–	–	–	2
Earnings (loss) before income taxes	(2,309)	301	(531)	(841)
Income tax provision	20,100	–	–	–

Earnings (loss) from discontinued operations	$(22,409)	$301	$(531)	$(841)

        Goodwill of $44,774,000 was allocated to Japan AMC Theatres Inc. and goodwill of $6,599,000 was allocated to the Company's Japan branch and disposed of in connection with the consummation of the sale of those entities and there was no gain or loss on the sales. The goodwill is not deductible for tax purposes and is discussed in Note 9.

        On December 4, 2003, the Company sold its only theatre in Sweden and incurred a loss on sale of $5,591,000 which included a $5,252,000 payment to the purchaser to release the Company from future lease obligations related to the theatre. The Company opened its theatre in Sweden during fiscal 2001 and since that time the Company has incurred cumulative pre-tax losses of $17,210,000, including a $4,668,000 impairment charge in fiscal 2002 and a $5,591,000 loss on sale in fiscal 2004.

        The operations and cash flows of the Sweden theatre have been eliminated from the Company's ongoing operations as a result of the disposal transaction and the Company does not have any significant continuing involvement in the operations of the Sweden theatre after the disposal transaction. The results of operations of the Sweden theatre have been classified as discontinued operations, and information presented for all periods reflects the new classification. The operations of the Sweden theatre were previously reported in the Company's International operating segment.

Components of amounts reflected as loss from discontinued operations in the Company's Consolidated Statements of Operations are presented in the following table:

(In thousands)	52 Weeks Ended April 1, 2004
(Predecessor)
Revenues
Admissions	$3,378
Concessions	949
Other revenue	198

Total revenues	4,525

Expense
Film exhibition costs	1,698
Concession costs	321
Operating expense	1,572
Rent	1,678
General and administrative expense—other	54
Depreciation and amortization	42
Disposition of assets and other gains	5,591

Total costs and expenses	10,956

Investment income	–
Loss before income taxes	(6,431)
Income tax benefit	(2,600)

Loss from discontinued operations	$(3,831)

NOTE 4—PROPERTY

        A summary of property is as follows:

(In thousands)	March 30, 2006	March 31, 2005
	(Successor)	(Successor)
Property owned:
Land	$38,361	$8,804
Buildings and improvements	252,640	208,888
Leasehold improvements	918,740	482,308
Furniture, fixtures and equipment	1,116,763	988,845

	2,326,504	1,688,845
Less-accumulated depreciation and amortization	828,574	840,587

	1,497,930	848,258

Property leased under capital leases:
Buildings and improvements	23,725	28,459
Less-accumulated amortization	20,607	22,254

	3,118	6,205

	$1,501,048	$854,463

        Included in property is $34,796,000 and $29,078,000 of construction in progress as of March 30, 2006 and March 31, 2005, respectively.

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS

        Activity of goodwill by operation segment is presented below.

(In thousands)	U.S. and Canada	International	Other	Total
Merger on December 23, 2004	$1,401,740	$–	$29,973	$1,431,713
Goodwill included in the cost assigned to the investment in NCM	–	–	(29,973)	(29,973)

Balance as of March 31, 2005	1,401,740	–	–	1,401,740
Goodwill allocated to sale of Japan theatres	(51,373)	51,373	–	–
Sale of Japan theatres	–	(51,373)	–	(51,373)
Merger with LCE	609,578	129,161	–	738,739
Currency translation adjustment	–	(4,559)	–	(4,559)
Goodwill allocated to pending sale of Spain and Portugal theatres	(11,712)	11,712	–	–
Reclassification of Spain and Portugal theatres to assets held for sale	–	(11,712)	–	(11,712)
Fair value adjustments(1)	(54,517)	–	–	(54,517)

Balance as of March 30, 2006	$1,893,716	$124,602	$–	$2,018,318

(1)
Adjustments to fair value relate primarily to the release of valuation allowances for deferred tax assets and assets and liabilities disposed of classified as held for sale during fiscal 2006. The adjustments relate to goodwill recorded in the merger with Marquee.

		March 30, 2006		March 31, 2005
(In thousands)	Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Acquired Intangible Assets:
Amortizable Intangible Assets:
Favorable leases	1 to 13 years	$116,047	$(13,079)	$74,890	$(7,371)
Loyalty program	4 years	46,000	(14,950)	46,000	(3,864)
LCE trade name	5 years	2,300	(80)	–	–
LCE/Cinemex advertising and management contracts	3 to 25 years	48,951	(2,841)	–	–
Cinemex non-compete	2 years	6,462	(313)	–	–
Other intangible assets	1 to 16 years	30,701	(26,922)	31,399	(25,510)

Total, amortizable		$250,461	$(58,185)	$152,289	$(36,745)

Unamortized Intangible Assets:
AMC trademark		$74,000		$74,000
Cinemex trademark		7,032		–

Total, unamortized		$81,032		$74,000

Amortization expense associated with the intangible assets noted above is as follows:

	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 Weeks Ended April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Recorded Amortization	$21,440	$6,273	$2,936	$6,290

Estimated amortization expense for the next five fiscal years for intangible assets owned as of March 30, 2006 is projected below:

(In thousands)	2007	2008	2009	2010	2011
Projected amortization expense	$39,034	$31,709	$25,574	$18,658	$12,878

NOTE 6—SUPPLEMENTAL BALANCE SHEET INFORMATION

        Other assets and liabilities consist of the following:

(In thousands)	March 30, 2006	March 31, 2005
	(Successor)	(Successor)
Other current assets:
Prepaid rent	$3,166	$27,955
Deferred income taxes	5,416	18,560
Income taxes receivable	6,830	6,345
Prepaid Insurance	5,089	2,156
Merchandise Inventory	8,204	4,526
Other	5,942	6,430

	$34,647	$65,972

Other long-term assets:
Investments in real estate	$7,100	$10,458
Deferred financing costs	42,245	22,792
Investments in joint ventures	89,952	57,862
Other	33,015	27,286

	$172,312	$118,398

Accrued expenses and other liabilities:
Taxes other than income	$44,621	$31,598
Interest	19,970	12,695
Payroll and vacation	12,536	10,375
Casualty claims and premiums	8,850	8,930
Accrued bonus	4,192	11,761
Theatre and other closure	16,193	26,506
Merger exit costs	4,618	–
Rent	10,455	2,285
Merger severance liability	10,571	–
Restructuring reserve	–	4,926
Group Insurance	3,046	2,038
Merger and acquisition costs	4,300	952
Other	17,875	7,736

	157,227	$119,802

Other long-term liabilities:
Unfavorable lease obligations	$229,893	$249,207
Deferred rent	23,921	4,234
Casualty claims and premiums	17,523	13,150
Pension and other benefits	71,784	55,020
Deferred income	21,877	12,414
Deferred gain	21,426	–
Advance sale leaseback proceeds	6,178	6,916
Theatre and other closure	5,523	2,000
Deferred compensation liability	5,307	5,517
Deferred rebates	9,269	–
Other	6,773	5,782

	$419,474	$354,240

NOTE 7—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS

        A summary of the carrying value of corporate borrowings and capital and financing lease obligations is as follows:

(In thousands)	March 30, 2006	March 31, 2005
	(Successor)	(Successor)
New Senior Secured Credit Facility (6.9% as of March 30, 2006)	$650,000	$–
8 5/8% Senior Fixed Rate Notes due 2012	250,000	250,000
Senior Floating Rate Notes due 2010 (9.0% as of March 30, 2006)	205,000	205,000
8% Senior Subordinated Notes due 2014	298,648	298,530
9 7/8% Senior Subordinated Notes due 2012	187,808	189,455
9 1/2% Senior Subordinated Notes due 2011	218,138	218,985
11% Senior Subordinated Notes due 2016	325,000	–
12% Senior Discount Notes due 2014	205,127	182,561
Capital and financing lease obligations, 10 3/4%	68,130	65,470
Cinemex Credit Facility	113,665	–
Mortgage Payable	2,300	–

	2,523,816	1,410,001
Less: current maturities	30,804	3,445

	$2,493,012	$1,406,556

        Minimum annual payments required under existing capital and financing lease obligations (net present value thereof) and maturities of corporate borrowings as of March 30, 2006 are as follows:

	Capital and Financing Lease Obligations
				Principal Amount of Corporate Borrowings
(In thousands)	Minimum Lease Payments	Less Interest	Principal		Total
2007	$11,056	$6,942	$4,114	$26,690	$30,804
2008	10,333	6,705	3,628	28,392	32,020
2009	9,969	6,250	3,719	46,283	50,002
2010	9,925	5,826	4,099	40,600	44,699
2011	9,975	5,355	4,620	424,311	428,931
Thereafter	85,306	37,356	47,950	1,988,283	2,036,233

Total	$136,564	$68,434	$68,130	$2,554,559	$2,622,689

New Senior Secured Credit Facility

        Concurrently with the consummation of the Mergers, the Company entered into a new credit facility. The new senior secured credit facility is with a syndicate of banks and other financial institutions and provides financing of up to $850.0 million, consisting of a $650.0 million term loan facility with a maturity of seven years and a $200.0 million revolving credit facility with a maturity of six years. The revolving credit facility will include borrowing capacity available for Mexican peso-denominated revolving loans, for letters of credit and for swingline borrowings on same-day notice. The Company's ability to borrow against the revolving credit facility is limited to approximately $90.0 million as of March 30, 2006 due to restrictions imposed by our various debt agreements.

        Borrowings under the new senior secured credit facility bear interest at a rate equal to an applicable margin plus, at the Company's option, either a base rate or LIBOR. The initial applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings, and the initial applicable margin for borrowings under the term loan facility is 1.50% with respect to base rate borrowings and 2.125% with respect to LIBOR borrowings. The applicable margin for such borrowings may be reduced, subject to the Company attaining certain leverage ratios. As of March 30, 2006 the annual interest rate on the term loan was 6.9%. In addition to paying interest on outstanding principal under the new senior secured credit facility, the Company is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.375% (subject to reduction upon attainment of certain leverage ratios). The Company will also pay customary letter of credit fees. The Company may voluntarily repay outstanding loans under the new senior secured credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans. The Company is required to repay $1,625,000 of the term loan quarterly, beginning March 31, 2006 through September 30, 2012, with any remaining balance due on January 26, 2013.

        All obligations under the new senior secured credit facility are guaranteed by each of the Company's 100% owned domestic subsidiaries. All obligations under the new senior secured credit facility, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements), are secured by substantially all of the Company's assets as well as those of each subsidiary guarantor.

        The new senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Company's ability, and the ability of the Company's subsidiaries, to sell assets; incur additional indebtedness; prepay other indebtedness (including the Notes); pay dividends and distributions or repurchase its capital stock; create liens on assets; make investments; make certain acquisitions; engage in mergers or consolidations; engage in certain transactions with affiliates; amend certain charter documents and material agreements governing subordinated indebtedness, including the Notes; change the business conducted by it and its subsidiaries; and enter into agreements that restrict dividends from subsidiaries.

        In addition, the new senior secured credit facility requires the Company, commencing with the fiscal quarter ended September 30, 2006, to maintain a maximum net senior secured leverage ratio as long as the commitments under the revolving credit facility remain outstanding. The new senior secured credit facility also contains certain customary affirmative covenants and events of default. Costs related to the issuance of the New Senior Secured Credit Facility were capitalized and are charged to interest expense following the interest method, over the lives of the facilities. Unamortized issuance costs were $14,408,000 as of March 30, 2006.

Cinemex Credit Facility

        In August 2004, Cadena Mexicana de Exhibición S.A. de C.V., a 100% owned subsidiary of Cinemex and an indirect 100% subsidiary of AMCE, entered into a senior secured credit facility, which remains in place after the consummation of the Merger with Loews. The initial amount drawn under the Cinemex senior secured credit facility was 1,026.4 million Mexican pesos (approximately $90.0 million as of August 16, 2004). Cinemex drew 106.4 million Mexican pesos (approximately $10 million in August 2005) under the delayed draw feature of its senior secured credit facility. Approximately $103.9 million was outstanding under the senior secured credit facility as of March 30, 2006. In December 2005, Cadena Mexicana entered into an amended and restated senior secured revolving credit facility which provides for an available revolving credit line of the peso equivalent of $25.0 million with Banco Inbursa, S.A. and Scotiabank Inverlat, S.A. (the revolving credit facility is peso-denominated debt). During January and February of 2006, Cinemex drew 105.4 million Mexican pesos under the revolving credit facility (approximately $9.8 million was outstanding as of March 30, 2006). All obligations of Cadena Mexicana under the Cinemex senior secured credit facility and revolving credit facility are guaranteed by Cinemex and each existing and future operating subsidiary of Cadena Mexicana, except for specified excluded subsidiaries.

        The Cinemex borrowings are non-recourse to AMCE. Interest on the Cinemex term loan is payable in arrears on a monthly basis at the Interbank Equilibrium Interest Rate (Tasa de Interes Interbancaria de Equilibrio) for a period of 28 days (the TIIE rate), plus an applicable margin of 1.50% in years one and two, 1.75% in year three and 2.00% in years four and five. The interest rate on the Cinemex term loan as of March 30, 2006 was 9.31%. This rate was adjusted to 8.5% on approximately $68.8 million of the Cinemex borrowings by an interest rate swap entered into on July 28, 2003 and was redesignated as a hedge of the Cinemex senior secured credit facility on August 16, 2004. The interest rate on the remaining approximately $35.1 million of the Cinemex borrowings was adjusted to 9.89% by an interest rate swap entered into on August 5, 2005. The Cinemex term loan matures on August 16, 2009 and will amortize beginning on February 16, 2007 in installments ranging from 10% to 30% per annum over the five-year period.

        The Cinemex senior secured credit facilities contain customary affirmative and negative covenants with respect to Cadena Mexicana and each of the guarantors and, in certain instances, Cadena Mexicana's subsidiaries that are not guarantors, as defined in the credit agreement. Affirmative covenants include the requirement to furnish periodic financial statements and ensure that the obligations of Cadena Mexicana and the guarantors under the Cinemex senior secured credit facilities rank at least pari passu with all existing debt of such parties. Negative covenants include limitations on disposition of assets, capital expenditures, dividends and additional indebtedness and liens. The senior secured credit facilities also include certain financial covenants, including, without limitation, a maximum total leverage ratio, a maximum total net debt to equity ratio, a minimum interest coverage ratio, a maximum true-lease adjusted leverage ratio and a minimum consolidated net worth requirement.

Notes Due 2011

        On January 27, 1999, the Company sold $225,000,000 aggregate principal amount of its 9 1/2% Senior Subordinated Notes due 2011 ("Notes due 2011") and on March 29, 2002, the Company issued an additional $72,880,000 aggregate principal amount of Notes due 2011 in connection with the acquisition of GC Companies. The Notes due 2011 bear interest at the rate of 9 1/2% per annum, payable in February and August. The Notes due 2011 are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2004 at 104.75% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2007, plus in each case interest accrued to the redemption date. Upon a change of control (as defined in the indenture governing the Notes due 2011), the Company will be required to make an offer to repurchase each holder's notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The Notes due 2011 are subordinated to all existing and future senior indebtedness of the Company. The Notes due 2011 are unsecured senior subordinated indebtedness of the Company ranking equally with the Company's Notes due 2012, Notes due 2014 and Notes due 2016.

        On March 25, 2004, the Company redeemed $83,406,000 of its Notes due 2011 for $87,367,000. A loss of $5,357,000 was recognized in connection with the redemption including a call premium of $3,962,000, unamortized issue costs of $1,125,000 and unamortized discount of $270,000. The loss is included within other expense in the Consolidated Statements of Operations for the year ended April 1, 2004.

        The merger with Marquee constituted a "change of control" under the Notes due 2011 which allowed the holders of those notes to require the Company to repurchase their notes at 101% of their aggregate principal amount plus accrued and unpaid interest to the date of purchase. Noteholders tendered $1,663,000 aggregate principal amount of the Notes due 2011, which were repurchased using existing cash.

        The indenture governing the Notes due 2011 contains certain covenants that, among other things, may limit the ability of the Company and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock. If the Notes due 2011 attain "investment grade status", the covenants in the indenture governing the Notes due 2001 limiting the Company's ability to incur additional indebtedness and pay dividends will cease to apply.

        In connection with the merger with Marquee, the carrying value of the Notes due 2011 was adjusted to fair value. As a result, a premium of $7,073,000 was recorded and will be amortized to interest expense over the remaining term of the notes. The unamortized premium as of March 30, 2006 is $5,327,000. Unamortized issuance costs were $0 as of March 30, 2006.

Notes Due 2012

        On January 16, 2002, the Company sold $175,000,000 aggregate principal amount of 9 7/8% Senior Subordinated Notes due 2012 (the "Notes due 2012"). The Notes due 2012 bear interest at the rate of 9 7/8% per annum, payable in February and August. The Notes due 2012 are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2007 at 104.938% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2010, plus in each case interest accrued to the redemption date. Upon a change of control (as defined in the indenture governing the Notes due 2012), the Company will be required to make an offer to repurchase each holder's notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The Notes due 2012 are subordinated to all existing and future senior indebtedness of the Company. The Notes due 2012 are unsecured senior subordinated indebtedness of the Company ranking equally with the Company's Notes due 2011, Notes due 2014 and Notes due 2016.

        The indenture governing the Notes due 2012 contains certain covenants that, among other things, may limit the ability of the Company and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock.

        In connection with the merger with Marquee, the carrying value of the Notes due 2012 was adjusted to fair value. As a result, a premium of $17,078,000 was recorded and will be amortized to interest expense over the remaining term of the notes. The unamortized premium as of March 30, 2006 is $12,808,000. Unamortized issuance costs were $0 as of March 30, 2006.

Notes Due 2014

        On February 24, 2004, the Company sold $300,000,000 aggregate principal amount of 8% Senior Subordinated Notes due 2014 (the "Notes due 2014"). The Company applied the net proceeds from the sale of Notes due 2014, plus cash on hand, to redeem all outstanding $200,000,000 aggregate principal amount of its 9 1/2% Senior Subordinated Notes due 2009 and $83,406,000 aggregate principal amount of its Notes due 2011. The Notes due 2014 bear interest at the rate of 8% per annum, payable in March and September. The Notes due 2014 are redeemable at the option of the Company, in whole or in part, at any time on or after March 1, 2009 at 104.000% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 1, 2012, plus in each case interest accrued to the redemption date. Upon a change of control (as defined in the indenture governing the Notes due 2014), the Company will be required to make an offer to repurchase each holder's notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The Notes due 2014 are subordinated to all existing and future senior indebtedness of the Company. The Notes due 2014 are unsecured senior subordinated indebtedness of the Company ranking equally with the Company's Notes due 2011, Notes due 2012 and Notes due 2016.

        The indenture governing the Notes due 2014 contains certain covenants that, among other things, may limit the ability of the Company and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock.

        In connection with the merger with Marquee the carrying value of the Notes due 2014 was adjusted to fair value. As a result, a discount of $1,500,000 was recorded and will be amortized to interest expense over the remaining term of the notes. The unamortized discount as of March 30, 2006 is $1,352,000. Unamortized issuance costs were $0 as of March 30, 2006.

Fixed Notes and Floating Notes.

        In connection with the merger with Marquee, the Company became the obligor of $250,000,000 aggregate principal amount of 8 5/8% Senior Notes due 2012 (the "Fixed Notes due 2012") and $205,000,000 aggregate principal amount of Senior Floating Notes due 2010 (the "Floating Notes due 2010" and, together with the Fixed Notes due 2012, the "Senior Notes") that were each previously issued by Marquee on August 18, 2004. The Senior Notes (i) rank senior in right of payment to any of the Company's existing and future subordinated indebtedness, rank equally in right of payment with any of the Company's existing and future senior indebtedness and are effectively subordinated in right of payment to any of the Company's secured senior indebtedness, including the amended credit facility, and (ii) are fully and unconditionally guaranteed on a joint and several, senior unsecured basis by each of the Company's existing and future 100% owned subsidiaries that is a guarantor or direct borrower under the Company's other indebtedness. The Senior Notes are structurally subordinated to all existing and future liabilities and preferred stock of the Company's subsidiaries that do not guarantee the notes.

        The Fixed Notes due 2012 bear interest at the rate of 8 5/8% per annum, payable on February 15 and August 15 of each year, commencing February 15, 2005. The Fixed Notes due 2012 are redeemable at the Company's option, in whole or in part, at any time on or after August 15, 2008 at 104.313% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after August 15, 2010. Costs related to the issuance of the Fixed Notes due 2012 were capitalized and are charged to interest expense, following the interest method, over the life of the notes. Unamortized issuance costs of $7,080,000 as of March 30, 2006, are included in other long-term assets.

        The Floating Notes due 2010 bear interest at a rate per annum, reset quarterly, equal to 4 1/4% plus the three-month LIBOR interest rate. Interest on the Floating Notes due 2010 is payable quarterly on February 15, May 15, August 15, and November 15 of each year and interest payments commenced on November 15, 2004. The interest rate is currently 9.0% per annum for the quarterly period ending May 14, 2006 and the interest rate is 9.42% per annum for the quarterly period ending August 14, 2006. The Floating Notes due 2010 are redeemable, in whole or in part, on or after August 15, 2006 at 103.000% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after August 15, 2009. Costs related to the issuance of the Fixed Notes due 2010 were capitalized and are charged to interest expense, following the interest method, over the life of the notes. Unamortized issuance costs were $5,534,000 as of March 30, 2006.

11% Senior Subordinated Notes Due 2016

        On January 26, 2006, the Company issued $325,000,000 aggregate principal amount of 11% Senior Subordinated Notes (the "Notes due 2016") issued under an indenture (the "Indenture"), with HSBC Bank USA, National Association, as trustee. The Notes due 2016 will bear interest at a rate of 11% per annum, payable on February 1 and August 1 of each year (commencing on August 1, 2006), and have a maturity date of February 1, 2016.

        The Notes due 2016 are general unsecured senior subordinated obligations of the Company, fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis by each of the Company's existing and future domestic restricted subsidiaries that guarantee the Company's other indebtedness.

        The Company may redeem some or all of the Notes due 2016 at any time on or after February 1, 2011 at 105.5% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2014. In addition, the Company may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity offerings completed on or prior to February 1, 2009. If the Company experiences a change of control (as defined in the indenture governing the Notes due 2016), the Company will be required to make an offer to repurchase the Notes due 2016 at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

        The indenture governing the Notes due 2016 contains covenants limiting other indebtedness, dividends, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets. It also contains provisions subordinating the Company's obligations under the Notes due 2016 to the Company's obligations under its senior secured credit facility and other senior indebtedness. Costs related to the issuance of the Notes due 2016 were capitalized and are charged to interest expense, following the interest method, over the life of the notes. Unamortized issuance costs were $8,766,000 as of March 30, 2006.

        As of March 30, 2006, the Company was in compliance with all financial covenants relating to the New Senior Secured Credit Facility, the Cinemex Credit Facility, the 11% Senior Subordinated Notes due 2016, the 9 1/2% Senior Subordinated Notes due 2011, the 9 7/8% Senior Subordinated Notes due 2012, the 8% Senior Subordinated Notes due 2014, the Fixed Notes due 2012 and the Floating Notes due 2010.

Holdings Discount Notes Due 2014

        To help finance the merger with Marquee, Holdings issued $304,000,000 aggregate principal amount at maturity of its 12% Senior Discount Notes due 2014 ("Discount Notes due 2014") for gross proceeds of $169,917,760. The only operations of Holdings prior to the merger were related to this financing. Because AMCE was the primary beneficiary of Holdings, which was considered a variable interest entity as defined in FIN 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, the Predecessor was required to consolidate Holdings' operations and financial position into AMCE's financial statements as of and through the period ended December 23, 2004. Subsequent to December 23, 2004, the Successor deconsolidated Holdings' assets and liabilities. The results of operations of Holdings included within the Predecessor's Consolidated Statements of Operations for the period from April 2, 2004 through December 23, 2004 include interest expense of $7,135,000 and interest income of $831,000. Costs related to the issuance of the Discount Notes due 2014 were capitalized and are charged to interest expense following the interest method over life of the notes. Unamortized issuance costs were $4,396,000 as of March 30, 2006.

        Holdings is a holding company with no operations of its own and has no ability to service interest or principal on the Discount Notes due 2014 other than through any dividends it may receive from AMCE. AMCE will be restricted, in certain circumstances, from paying dividends to Holdings by the terms of the indentures governing the Fixed Notes due 2012, the Floating Notes due 2010, the Notes due 2011, the Notes due 2012, the Notes due 2014, the Notes due 2016 and the new senior secured credit facility. AMCE has not guaranteed the indebtedness of Holdings nor pledged any of its assets as collateral.

        Prior to August 15, 2009, unless Holdings elects to pay cash interest as described below, interest on the Discount Notes due 2014 will accrete from the date of issuance of the notes until August 15, 2009, compounded semiannually.

        On any interest payment date prior to August 15, 2009, Holdings may elect to commence paying cash interest (from and after such interest payment date) in which case (i) Holdings will be obligated to pay cash interest on each subsequent interest payment date, (ii) the notes will cease to accrete after such interest payment date and (iii) the outstanding principal amount at the maturity of each note will be equal to the accreted value of such notes as of such interest payment date.

Derivatives

        On July 28, 2003, Cinemex entered into an interest rate swap agreement with a maturity of December 26, 2007 to manage its exposure to interest rate movements by effectively converting its previous long-term senior secured credit facility from a variable to a fixed rate. The notional amount of the interest rate swap reduces in accordance with the repayment provisions of Cinemex's previous long-term senior secured credit facility. Although this senior secured facility was repaid on August 13, 2004, the swap agreement remains outstanding and was redesignated as a hedge of the Cinemex term loan.

        The face amount of the interest rate swap on March 30, 2006 was 750 million Mexican pesos ($68.8 million). The swap agreement provides for the exchange of variable rate payments for fixed rate payments without the effect of leverage and without the exchange of the underlying face amount. The variable rate is based on the 28-day TIIE rate and the fixed rate is 8.5%. The fair market value of the interest rate swap was $444,000 as of March 30, 2006.

        On August 5, 2005, Cinemex entered into a new interest rate swap with a face amount of 382.8 million Mexican pesos ($35.1 million) as a complement to the July 28, 2003 interest rate swap noted above. The new interest rate swap was entered into in order to hedge the outstanding debt balance not covered by the July 28, 2003 interest rate swap. This new interest rate swap provides for the exchange of variable rate payments for fixed rate payments. The variable rate is based on the 28-day TIIE rate and the fixed rate is 9.89%. The fair market value of this interest rate swap was $2,257,000 as of March 30, 2006.

NOTE 8—STOCKHOLDERS' EQUITY

        Pursuant to the terms of the Merger Agreement, on January 26, 2006, in connection with the consummation of the Merger, Holdings issued 256,085.61252 voting shares of Class L-1 Common Stock, par value $0.01 per share ("Class L-1 Common Stock"), 256,085.61252 voting shares of Class L-2 Common Stock, par value $0.01 per share ("Class L-2 Common Stock" and, together with the Class L-1 Common Stock, the "Class L Common Stock"), 382,475 voting shares of Class A-1 Common Stock, par value $0.01 per share (the "Class A-1 Common Stock"), 382,475 voting shares of Class A-2 Common Stock, par value $0.01 per share (the "Class A-2 Common Stock" and, together with the Class A-1 Common Stock, the "Class A Common Stock"), and 5,128.77496 nonvoting shares of Class N Common Stock, par value $0.01 per share (the Class N Common Stock"), such that (i) the former non-management stockholders of LCE Holdings, including the Bain Investors, the Carlyle Investors and the Spectrum Investors (collectively, the "Former LCE Sponsors"), hold all of the outstanding shares of Class L Common Stock, (ii) the pre-existing non-management stockholders of Holdings, including the JPMP Investors and the Apollo Investors (collectively, the "Pre-Existing Holdings Sponsors" and, the Pre-Existing Holdings Sponsors together with the Former LCE Sponsors, the "Sponsors") and other co-investors (the "Coinvestors"), hold all of the outstanding shares of Class A Common Stock, and (iii) management stockholders of Holdings (the "Management

Stockholders" and, together with the Sponsors and Coinvestors, the "Stockholders") hold all of the non-voting Class N Common Stock.

        The Class L Common Stock, Class A Common Stock and Class N Common Stock will automatically convert on a one-for-one basis into shares of residual voting common stock, par value $0.01 per share, upon (i) written consent of each of the Sponsors or (ii) the completion of an initial public offering of capital stock of Holdings or AMCE (an "IPO").

        The issuance of the equity securities was exempt from registration under the Securities Act of 1933 and the rules promulgated thereunder (the "Securities Act") in reliance on Section 4(2) of the Securities Act, as transactions by an issuer not involving a public offering.

        The fair value of the shares issued by Holdings for LCE Holdings in connections with the Merger was estimated to be $540,671,000.

        In connection with the merger with Marquee, each issued and outstanding share of the Predecessor's common stock and class B stock was converted into the right to receive $19.50 in cash and each issued and outstanding share of the Predecessor's preferred stock was converted into the right to receive $2,727.27 in cash.

        See Note 2—Acquisitions and the Consolidated Statements of Stockholders' Equity within this Form 10-K for additional information regarding the impact on stockholder's equity of these mergers.

Stock-Based Compensation

        Holdings, has adopted a stock-based compensation plan that permits grants of up to 49,107.44682 options on Holdings stock and has granted options on 600.00000 and 38,876.72872 of its shares to certain employees during the Successor periods ended March 30, 2006 and March 31, 2005, respectively. As of March 30, 2006, there was $7,541,000 of total estimated unrecognized compensation cost related to nonvested stock-based compensation arrangements under the Holdings plan.

        Holdings is required to reflect the stock-based compensation expense associated with the options within its consolidated statements of operations. The options have a ten year term, the options granted during fiscal 2005 step-vest in equal amounts over five years with the final vesting occurring on December 23, 2009, the options granted during fiscal 2006 step vest in equal amounts over three years with final vesting occurring on December 23, 2008, but vesting may accelerate for certain participants if there is a change of control (as defined in the plan). The Successor has recorded $1,319,000 and $1,201,000 of stock-based compensation expense related to these options and has recognized an income tax benefit of approximately $527,000 and $492,000 in its Consolidated Statements of Operations during the Successor periods ended March 30, 2006 and March 31, 2005, respectively. Two of the holders of stock options and shares have written put rights associated with their options and shares whereby they can require Holdings to repurchase their shares, options and shares underlying the options; one holder of shares has a written put right associated with their shares whereby they can require Holdings to repurchase the shares on or prior to December 31, 2006 and as such $2,881,000 and $4,509,000 of the Stock-based Compensation obligation is recorded in other long term liabilities in the Consolidated Balance Sheets at March 30, 2006 and March 31, 2005, respectively. The Successor accounts for stock options using the fair value method of accounting as prescribed by SFAS 123 (R) and SAB 107 and has valued the options using the Black-Scholes formula. See Note 1—The Company and Significant Accounting Policies, Stock-based Compensation for more information regarding Holdings stock option plan.

        During the second quarter of fiscal 2004 the Predecessor's shareholders approved and the Predecessor adopted the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (the "2003 LTIP"). The 2003 LTIP provides for five basic types of awards: (i) grants of stock options which are either incentive or non-qualified stock options, (ii) grants of restricted stock awards, (iii) grants of deferred stock units, (iv) grants of deferred cash awards and (v) performance grants which may be settled in stock options, shares of common stock, restricted stock, deferred stock units, deferred cash awards, or cash, or any combination thereof. The number of shares of Common Stock which could have been sold or granted under the plan was not to exceed 6,500,000 shares. The 2003 LTIP provided that the option exercise price for stock options was not to be less than the fair market value of stock at the date of grant, options may not have been repriced and unexercised options expired no later than ten years after date of grant.

        On June 11, 2004, the Board of Directors made performance grants for fiscal 2005 with award opportunities having an aggregate value of $12,606,000. These grants were subject to the satisfaction of performance measures during fiscal 2005 and/or the exercise of discretion by the Compensation Committee of the Board of Directors. The Company did not meet the performance measures for fiscal 2005. Accordingly, the Company had no expense or accrual recorded for the fiscal 2005 performance grants.

        On June 11, 2004, the Compensation Committee of the Board of Directors awarded 527,398 deferred stock units with a fair value of $7,917,000 and deferred cash award of $1,606,000, to employees, which represented a 100% award based on achievement of all target-based grants made on September 18, 2003. Holdings made payments of $10,150,000 to the holders of 520,350 deferred stock units that vested upon closing the merger with Marquee which was considered as a part of the purchase price in connection with this merger.

        The Predecessor accounted for the stock options, restricted stock awards and deferred stock units under plans that it sponsored following the recognition and measurement provisions of APB No. 25, Accounting for Stock issued to Employees and related interpretations. No stock-based employee compensation expense related to restricted stock awards and deferred stock units was recorded during the Predecessor period ended December 23, 2004 and $8,727,000 was reflected in net earnings for the Predecessor period ended April 1, 2004. No stock-based employee compensation expense for stock options was reflected in net earnings for the period, as all stock options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant. Holdings made payments of $7,750,000 to the holders of 1,451,525 vested in-the-money options that vested upon closing the merger with Marquee which was considered as a part of the purchase price in connection with this merger.

        There are currently no outstanding share-based awards under the Company's 2003 LTIP subsequent to the merger with Marquee.

        A summary of stock option activity under all plans is as follows:

	March 30, 2006		From Inception July 16, 2004 through March 31, 2005		April 2, 2004 through December 23, 2004		April 1, 2004
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
	(Successor)		(Successor)		(Predecessor)		(Predecessor)
Outstanding at beginning of year	38,876.72872	$1,000	–	$–	1,500,640	$14.19	1,978,165	$12.98
Granted(2)	600.0000	$1,000	38,876.72872	1,000	–	–	–	–
Canceled	–	–	–	–	(42,200)	–	(20,940)	13.09
Exercised(1)	–	–	–	–	(1,458,440)	–	(456,585)	8.54

Outstanding at end of year(3)	39,476.72872	$1,000	38,876.72872	$1,000	–	$14.19	1,500,640	$14.32

Exercisable at end of year	7,775.34574	$–	–	$–	–	$–	1,292,650	$14.19

Available for grant at end of year	9,630.71809		10,230.71809		–		5,969,497

(1)
The Predecessor period ended December 23, 2004, includes 1,451,525 options automatically vested and purchased as a result of the merger with Marquee, and 6,915 options exercised during the period.

(2)
The weighted average fair value per option granted was $230.75 and $575.48 during fiscal 2006 and 2005, respectively.

(3)
The weighted average remaining contractual life for outstanding options was 8.7 years, 9.7 years and 6.2 years for fiscal 2006, 2005 and 2004, respectively.

Stock Appreciation Rights

        In November 2004, Loews entered into a Stock Appreciation Rights Agreement (the "SAR Agreement") with the Chief Executive Officer of Cinemex under which stock appreciation rights ("SARs") based upon the equity value of Cinemex were granted. The SARs granted allow for the receipt of cash payments equivalent to the increase in value of 4,405 units (representing 4,405 shares of Cinemex Common Stock and 67,737 shares of Cinemex Preferred Stock) from July 30, 2004. The SARs equity valuation is based upon the equity of Cinemax.

        No stock-based compensation expense related to the SARs granted is reflected for the fifty-two weeks ended March 30, 2006, as there has been no appreciation in the equity value (as defined in the SARs Agreement) of Cinemex from the date of the Merger.

NOTE 9—INCOME TAXES

        Income tax provision reflected in the Consolidated Statements of Operations for the periods in the three years ended March 30, 2006 consists of the following components:

(In thousands)	March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Current:
Federal	$(232)	$(1,416)	$851	$(6,130)
Foreign	562	–	–	–
State	1,230	(202)	3,571	(17)

Total current	1,560	(1,618)	4,422	(6,147)

Deferred:
Federal	79,212	(7,826)	9,046	11,635
Foreign	834	80	240	1,619
State	10,594	164	1,292	1,293

Total deferred	90,640	(7,582)	10,578	14,547

Total provision	92,200	(9,200)	15,000	8,400
Tax benefit (provision) of discontinued operations	(20,100)	–	–	2,600

Total provision (benefit) from continuing operations	$72,100	$(9,200)	$15,000	$11,000

        The difference between the effective tax rate on earnings (loss) before income taxes and the U.S. federal income tax statutory rate is as follows:

	March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	April 4, 2003 through April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Federal statutory rate	35.0%	35.0%	35.0%	35.0%
Merger costs	–	(13.1)	(68.8)	–
State income taxes, net of federal tax benefit	4.9	—	(7.0)	(35.8)
Valuation allowance	(96.5)	(1.0)	(28.8)	(358.3)
Non-deductible goodwill and other permanent items	(17.1)	–	–	–
Other, net	(3.1)	(3.7)	(2.2)	(3.9)

Effective tax rate	(76.8)%	17.2%	(71.8)%	(363.0)%

        Non-deductible goodwill relates to the goodwill disposed of in connection with the sale of the Japan theatres, which is discussed in Note 2.

        Successor merger and acquisitions costs of $20,000,000 during the period from inception July 16, 2004 through March 31, 2005 and Predecessor merger and acquisitions costs of $41,032,000 during the period April 2, 2004 through December 23, 2004 are being treated as non-deductible.

        The significant components of deferred income tax assets and liabilities as of March 30, 2006 and March 31, 2005 are as follows:

	March 30, 2006		March 31, 2005
	Deferred Income Tax		Deferred Income Tax
	(Successor)		(Successor)
(In thousands)
	Assets	Liabilities	Assets	Liabilities
Property	$62,037	$(135,030)	$50,416	$(169,537)
Capital lease obligations	1,808	–	5,176	–
Accrued reserves and liabilities	89,456	–	67,496	–
Deferred rents	84,670	–	97,877	–
Alternative minimum tax credit carryover	11,581	–	11,932	–
Capital loss carryforward	27,128	–	38,698	–
Net operating loss carryforward	280,424	–	40,547	–
Other	55,247	(27,191)	53,929	(6,236)

Total	$612,351	$(162,221)	$366,071	$(175,773)
Less: Valuation allowance	(441,150)	–	(118,719)	–

Net	171,201	(162,221)	247,352	(175,773)
Less: Current deferred income taxes	5,416	–	18,560	–

Total noncurrent deferred income taxes	$165,785	$(162,221)	$228,792	$(175,773)

Net noncurrent deferred income taxes	$3,564		$53,019

        The Company's federal income tax loss carryforward of $648,000,000 will begin to expire in 2008 and will completely expire in 2026 and will be limited to approximately $23,000,000 annually due to the sale of Preferred Stock, the acquisition of GC and the acquisition of Loews. The Company's state income tax loss carryforwards of $672,000,000 may be used over various periods ranging from 5 to 20 years.

        The Company's foreign subsidiaries had losses before income taxes of $16,531,000 and $1,565,000 during the Successor period ended March 30, 2006 and March 31, 2005, respectively and $17,189,000 and $20,900,000 during Predecessor periods ended December 23, 2004 and April 1, 2004, respectively.

        As of March 30, 2006, management believed it was more likely than not that net deferred tax assets related to tax net operating loss carryforwards and certain deferred tax assets of foreign subsidiaries would not be realized due to uncertainties as to the timing and amounts of future taxable income as a result of the Mergers. The Successor has recorded a full valuation allowance against its net deferred tax assets in U.S. and certain foreign jurisdictions of $439,460,000 and a partial valuation allowance of $1,690,000 related to deferred tax assets in the Mexico tax jurisdiction as of March 30, 2006.

        Management believes it is more likely than not that the Company will generate future taxable income in the Mexico tax jurisdiction to realize its remaining recorded deferred tax assets. However, the amount of the deferred tax asset considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

        The Company had a valuation allowance of $441,150,000, $118,719,200, $26,485,000, $20,592,000 and $10,254,000 as of March 30, 2006, March 31, 2005, April 1, 2004, April 3, 2003 and March 28, 2002, respectively. All changes in the valuation allowance were recorded in the income tax provision except for $206,647,000 which was recorded during the Successor period ended March 30, 2006 as part of the purchase price allocation in connection with the Merger and merger with Marquee, $40,062,000 which was recorded during the Successor period ended March 31, 2005 as part of the purchase price allocation in connection with the merger with Marquee and $2,600,000 which was recorded in loss from discontinued operations in the year ended March 28, 2002.

NOTE 10—LEASES

        During fiscal 1998, the Company sold the real estate assets associated with 13 theatres to Entertainment Properties Trust ("EPT") for an aggregate purchase price of $283,800,000 (the "Sale and Lease Back Transaction"). The Company leased the real estate assets associated with the theatres from EPT pursuant to non-cancelable operating leases with terms ranging from 13 to 15 years at an initial lease rate of 10.5% with options to extend for up to an additional 20 years. The leases are triple net leases that require the Company to pay substantially all expenses associated with the operation of the theatres, such as taxes and other governmental charges, insurance, utilities, service, maintenance and any ground lease payments. The Company has accounted for this transaction as a sale and leaseback in accordance with Statement of Financial Accounting Standards No. 98 Accounting for Leases. The land and building improvements have been removed from the Consolidated Balance Sheets. During fiscal 2000, the Company sold the building and improvements associated with one of the Company's theatres to EPT for proceeds of $17,600,000 under terms similar to the above Sale and Leaseback Transaction. During fiscal 2002, the Company sold the land at this theatre to EPT for proceeds of $7,500,000 under terms similar to the above Sale and Leaseback Transaction and at an initial lease rate of 10.75%. During fiscal 2003, the Company sold the real estate assets associated with 2 theatres to EPT for proceeds of $43,665,000 and then leased the real estate assets associated with these theatres pursuant to non-cancelable operating leases with terms of 20 years at an initial lease rate of 11% with options to extend for up to an additional 15 years. On March 30, 2004, the Company sold the real estate assets associated with 3 theatres to EPT for proceeds of $63,911,000 and then leased the real estate assets associated with these theatres pursuant to non-cancelable operating leases with terms of 20 years at an initial lease rate of 9.5% with options to extend for up to 15 additional years. On March 31, 2005, the Company sold the real estate assets associated with one theatre and adjoining retail space to EPT for proceeds of $50,910,000 and then leased the real estate assets associated with this theatre pursuant to non-cancelable operating lease with a term of 20 years at an initial lease rate of 9.2% with options to extend for up to 14 additional years. On March 30, 2006, the Company sold the real estate assets associated with 2 theatres to EPT for proceeds of $35,010,000 and then leased the real estate assets associated with these theatres pursuant to non-cancelable operating leases with terms of 15 and 18 years at an initial lease rate of 9.25% with options to extend for up to 20 additional years.

        Following is a schedule, by year, of future minimum rental payments required under existing operating leases that have initial or remaining non-cancelable terms in excess of one year as of

March 30, 2006 (Cinemex operating lease totals include an inflationary factor in the annual minimum lease commitments for all applicable leases):

(In thousands)	Minimum operating lease payments
2007	$408,007
2008	422,674
2009	419,634
2010	416,863
2011	408,945
Thereafter	3,341,769

Total minimum payments required	$5,417,892

        The Company has also entered into agreements to lease space for the operation of 13 theatres with 206 screens not yet fully constructed. The future minimum rental payments required under the terms of these leases included above total approximately $438,000,000. The Company records rent expense on a straight-line basis over the base term of the lease commencing with the date the Company has "control and access" to the leased premises.

        Included in long-term liabilities as of March 30, 2006 and March 31, 2005 is $253,814,000 and $253,441,000, respectively, of deferred rent representing future minimum rental payments for leases with scheduled rent increases and unfavorable lease liabilities including those related to the Merger transaction.

        Rent expense is summarized as follows:

(In thousands)	March 30, 2006	From Inception July 16, 2004 through March 31, 2005	From April 2, 2004 through December 23, 2004	52 Weeks April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Minimum rentals	$301,164	$73,553	$202,113	$259,775
Common area expenses	34,816	8,513	22,843	28,365
Percentage rentals based on revenues	4,435	1,130	3,827	4,373
Furniture, fixtures and equipment rentals	886	708	3,425	6,432

Theatre Rent	341,301	83,904	232,208	298,945

NCN and other	–	38	587	1,021
G & A and other	1,559	443	954	3,084

Total	$342,860	$84,385	233,749	$303,050

NOTE 11—EMPLOYEE BENEFIT PLANS

        The Company sponsors a non-contributory qualified defined benefit pension plan generally covering all employees age 21 or older who have completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year ending thereafter, and who are not covered by a collective bargaining agreement.

        Under the plan, benefits are integrated with Social Security and paid to participants at retirement based primarily upon years of credited service with the Company (not exceeding thirty-five) and the employee's highest five year average compensation. Contributions to the plan reflect benefits attributed to employee's services to date, as well as services expected to be earned in the future. The Company expects to contribute $1,400,000 to the defined benefit pension plan during fiscal 2007. Plan assets are invested in pooled separate accounts with an insurance company pursuant to which the plan's benefits are paid to retired and terminated employees and the beneficiaries of deceased employees. The Company also sponsors two non-contributory nonqualified deferred compensation plans which provide additional pension benefits to certain eligible employees.

        As a result of the Merger, the Company acquired two pension plans in the U.S and one in Mexico. One of the U.S. plans is a frozen cash balance plan and neither of the U.S. plans have admitted new participants post-merger. The future existence of the U.S. plans will serve to pay benefits to the current participants under the requirements of the plan. In Mexico, a Seniority Premium and Termination Indemnity for Retirement Plan (the "Mexico Plan") is provided to all eligible employees of Servicios Cinematograficos Especializados, S.A. de C.V. ("SCE") and a Termination Indemnity Retirement Plan to all eligible employees of Servino, S.A. de C.V. ("Servino"). Both SCE and Servino are wholly owned subsidiaries of Cinemex. The Mexico Plan establishes compensation upon retirement (pension and seniority premium) based on years of service rendered and the employee's age and salary at the date of retirement. This plan has not been funded as of March 30, 2006.

        The Company currently offers eligible retirees the opportunity to participate in a health plan (medical, dental, vision and prescription) and a life insurance plan. Employees may become eligible for these benefits at retirement provided the employee is at least age 55 and has at least 15 years of credited service after age 40 and is participating in the American Multi-Cinema, Inc. Employee Benefits Welfare Plan as of the date of termination. The health plan is contributory, with retiree contributions adjusted annually; the life insurance plan is noncontributory. The accounting for the health plan currently anticipates future modifications to the cost-sharing provisions to provide for retiree premium contributions of approximately 20% of total premiums, increases in deductibles and co-insurance at the medical inflation rate and coordination with Medicare. The retiree health plan is not funded.

        The Company's reorganization activities commencing during fiscal 2005 resulted in a partial curtailment of the Company's postretirement and one of its non-contributory nonqualified deferred compensation plans. The Company defers curtailment gains until they are realized and, as such, curtailment gains of $2,251,000 were recognized for the year ended March 30, 2006.

        The reorganization activities also prompted an amendment to the non-contributory nonqualified deferred compensation plan whereby participants who are terminated as a result of reorganization activities and who have at least 15 years of service are eligible to receive benefits under the plan. Prior to this amendment, participants were required to have reached age 55 and have 15 years of service to be eligible for benefits.

        The measurement date used to determine pension and other postretirement benefits is January 1 of the fiscal year for which measurements are made. The assumptions to determine benefit obligations and net periodic benefit cost are as follows:

	LCE	AMCE			LCE	AMCE
	Pension Benefits	Pension Benefits			Post- retirement	Other Benefits
	March 30, 2006	March 30, 2006	March 31, 2005	April 1, 2004	March 30, 2006	March 30, 2006	March 31, 2005	April 1, 2004
	(Successor)	(Successor)	(Successor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Predecessor)
Weighted-average assumptions used to determine benefit obligations at:
Discount rate	5.50%	5.75%	5.75%	6.25%	5.50%	5.75%	5.75%	6.25%
Rate of compensation increase	4.79%	3.5%-6.0%	5.50%	5.97%	N/A	5.00%	5.00%	5.00%
	LCE	AMCE				LCE	AMCE
	Pension Benefits	Pension Benefits				Other Benefits	Other Benefits
	January 26 through March 30, 2006	52 Weeks ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through Dec. 23, 2004	52 Weeks ended April 1, 2004	January 26 through March 30, 2006	52 Weeks ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through Dec. 23, 2004	52 Weeks ended April 1, 2004
	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.50%	5.75%	6.25%	6.25%	6.75%	5.50%	5.75%	6.25%	6.25%	6.25%
Expected long-term return on plan assets	5.00-8.25%	8.25%	8.25%	8.25%	8.50%	n/a	n/a	n/a	n/a	n/a
Rate of compensation increase	4.79%	3.5%-6.0%	5.50%	5.50%	5.97%	n/a	5.00%	5.00%	5.00%	5.00%

        Net periodic benefit cost for the four plans consists of the following:

					Other Benefits
	Pension Benefits
							April 2, 2004 through December 23, 2004
(In thousands)	52 Weeks ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 Weeks Ended April 1, 2004	52 Weeks ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005		52 Weeks Ended April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Components of net periodic benefit cost:
Service cost	$3,918	$941	$2,318	$2,574	$514	$185	$444	$605
Interest cost	4,703	1,256	3,063	3,641	1,054	325	772	1,042
Expected return on plan assets	(3,737)	(892)	(2,426)	(2,985)	–	–	–	–
Recognized net actuarial loss	50	–	760	691	–	–	87	111
Amortization of unrecognized transition obligation	–	–	129	176	–	–	36	50
Amortization of prior service cost	–	–	70	95	–	–	20	29
Plan amendment	455	–	–	–	–	–	–	–
Curtailment	(1,141)	–	–	–	(1,110)	–	–	–

Net periodic benefit cost	$4,248	$1,305	$3,914	$4,192	$458	$510	$1,359	$1,837

        The following tables set forth the plan's change in benefit obligations and plan assets and the accrued liability for benefit costs included in the Consolidated Balance Sheets for the years ended March 30, 2006 and March 31, 2005:

	Pension Benefits			Other Benefits
(In thousands)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004
	(Successor)	(Successor)	(Predecessor)	(Successor)	(Successor)	(Predecessor)
Change in benefit obligation:
Benefit obligation at beginning of period	$80,446	$–	$67,477	$18,563	$–	$17,144
Benefit obligation related to acquisition of LCE	12,345	–	–	9,704	–	–
Transferred balance from Predecessor	–	78,270	–	–	17,740	–
Service cost	3,918	941	2,318	514	185	444
Interest cost	4,703	1,256	3,063	1,054	325	772
Plan participant's contributions	–	–	–	204	–	165
Actuarial (gain) loss	(5,864)	(9)	7,445	266	313	35
Benefits paid	(2,458)	(12)	(2,033)	(905)	–	(820)
Plan amendment	455	–	–	–	–	–
Curtailment	(1,141)	–	–	(1,423)	–	–
Currency translation adjustment	48	–	–	–	–	–

Benefit obligation at end of period	$92,452	$80,446	$78,270	$27,977	$18,563	$17,740

	Pension Benefits			Other Benefits
(In thousands)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004
	(Successor)	(Successor)	(Predecessor)	(Successor)	(Successor)	(Predecessor)
Change in plan assets:
Fair value of plan assets at beginning of period	$43,789	$–	$39,833	$–	$–	$–
Transferred balance from Predecessor	–	43,642	–	–	–	–
Plan assets related to acquisition of LCE	7,893	–	–	–	–	–
Actual return on plan assets	3,171	159	4,006	–	–	–
Employer contribution	1,615	–	1,836	700	–	655
Plan participant's contributions	–	–	–	205	–	165
Benefits paid	(2,458)	(12)	(2,033)	(905)	–	(820)

Fair value of plan assets at end of period	$54,010	$43,789	$43,642	$–	$–	$–

Net liability for benefit cost:
Funded status	$(38,442)	$(36,657)	$(34,628)	$(27,977)	$(18,563)	$(17,740)
Unrecognized net actuarial (gain) loss	(5,459)	(113)	20,125	266	313	289
Unrecognized transition obligation	–	–	–	–	–	197
Unrecognized prior service cost	–	–	685	–	–	2,252

Net liability recognized	$(43,901)	$(36,770)	$(13,818)	$(27,711)	$(18,250)	$(15,002)

	Pension Benefits		Other Benefits
(In thousands)	March 30, 2006	March 31, 2005	March 30, 2006	March 31, 2005
	(Successor)	(Successor)	(Successor)	(Successor)
Amounts recognized in the balance sheet:
Accrued benefit liability	$(44,073)	$(36,770)	$(27,711)	$(18,250)
Accumulated other comprehensive income	172	–	–	–

Net liability recognized	$(43,901)	$(36,770)	$(27,711)	$(18,250)

        The projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $92,452,000, $77,407,000 and $54,010,000 respectively, as of March 30, 2006; and, $80,446,000, $61,288,000 and $43,789,000 respectively, as of March 31, 2005 for the three qualified and three nonqualified pension plans with accumulated benefit obligations in excess of plan assets.

        For its Defined Benefit Pension Plan investments, the Company employs a long-term risk-controlled approach using diversified investment options with minimal exposure to volatile investment options like derivatives. The Company uses a diversified allocation of equity, debt, short-term and real estate exposures that are customized to the Plan's cash flow benefit needs. The percentage of plan assets by category for fiscal 2006 and 2005 are as follows:

	March 30, 2006	March 31, 2005
	(Successor)	(Successor)
Equity Securities	61%	60%
Debt Securities	31%	32%
Real Estate Investments & Other	8%	8%

	100%	100%

        The expected rate of return on plan assets was 8.25% for fiscal 2006 and 2005 and 8.5% for fiscal 2004. The rate used is based upon analysis of actual returns on plan assets in prior years including analysis provided by the Plan Administrator.

        For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits assumed for 2006 was 8.0%-10.0% for medical, 3.5% for dental and vision, and 10.5% for prescription drug. The rates were assumed to decrease gradually to 5.0% for medical in 2009, remain at 3.5% for dental, and gradually decrease to 5.0% for prescription drug in 2013. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of March 30, 2006 by $4,302,000 and the aggregate of the service and interest cost components of postretirement expense for fiscal 2006 by $352,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement obligation for fiscal 2006 by $3,549,000 and the aggregate service and interest cost components of postretirement expense for fiscal 2006 by $286,000.

        The following table provides the benefits expected to be paid (inclusive of benefits attributable to estimated future employee service) in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter:

(in thousands	Pension Benefits	Other Benefits
2007	$2,155	$1,270
2008	2,105	1,363
2009	2,216	1,478
2010	2,299	1,535
2011	2,955	1,608
Years 2012-2016	22,732	8,461

        The Company's retiree health plan provides a benefit to its retirees that is at least actuarially equivalent to the benefit provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Part D"). Since the Company's plan is more generous than Medicare Part D, it is considered at least actuarially equivalent to Medicare Part D and the government provides a federal subsidy to the plan. The Company made no adjustment to its participation rates due to Medicare Part D and estimated a $400 per year subsidy at age 75 for the initial year of 2006, with the amount of the subsidy moving in direct relation to the participant's age.

        The Plan's accumulated plan benefit obligation as of January 1, 2006 was reduced by $1,934,000 for the subsidy related to benefits attributed to past service. The Company recognized a reduction of $140,000 in net periodic postretirement benefit cost during the period ended March 30, 2006 and the subsidy will in the future also continue to reduce net periodic postretirement benefit cost by adjusting the interest cost, service cost and actuarial gain or loss to reflect the effects of the subsidy. The

Company estimates that it will receive annual subsidies of $50,000 during fiscal 2007 increasing to $80,000 during fiscal 2011 and an additional $500,000 through fiscal 2016.

        The Company sponsors a voluntary 401(k) savings plan covering employees age 21 or older who have completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year thereafter, and who are not covered by a collective bargaining agreement. The Company matches 100% of each eligible employee's elective contributions up to 3% of the employee's compensation and 50% of each eligible employee's elective contributions on the next 2% of the employee's pay. The Successor's expense under the 401(k) savings plan was $1,919,000 and $633,000 for the periods ended March 30, 2006 and March 31, 2005, respectively, and the Predecessor's expense under the plan was $1,490,000 and $2,175,000 for the periods ended December 23, 2004 and April 1, 2004, respectively. The Company acquired the LCE defined contribution Profit Sharing and Savings Plan which was frozen as of the Merger date.

        Certain theatre employees are covered by union-sponsored pension and health and welfare plans. Company contributions into these plans are determined in accordance with provisions of negotiated labor contracts. Contributions aggregated $358,000 and $82,000, for the Successor periods ended March 30, 2006 and March 31, 2005, respectively, and $242,000 and $380,000 for the Predecessor periods ended December 23, 2004 and April 1, 2004, respectively. As of March 30, 2006, the Company estimates potential complete withdrawal liabilities for certain of these plans of approximately $4.1 million. As of March 30, 2006, no demand has been received by the Company related to these plans asserting either a complete or partial withdrawal liability.

NOTE 12—COMMITMENTS AND CONTINGENCIES

        The Company, in the normal course of business, is party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        Jose Vargas and Maria Victoria Vargas v. R.K. Butler and EPT DOWNREIT II and American Multi-Cinema, Inc. d/b/a AMC Theatres Studio 30 and Houston Police Department (No. 2003-61045 filed in the District Court of Harris County, Texas). On November 3, 2003, Jose Vargas and Maria Victoria Vargas as beneficiaries of Jose Vargas, Jr. filed a wrongful death action seeking damages related to the death of their minor son. The case arises from a shooting death that occurred approximately one and a half blocks away from the premises of the AMC Studio 30 in Houston, Texas on October 31, 2003. The Vargas youth was shot by a Houston Police officer who was working as an off-duty security officer at the AMC Studio 30. The Vargas youth had been driving around the AMC parking lot with friends in an automobile prior to the shooting. The plaintiffs are seeking unspecified damages on a variety of legal theories. Liability arising from this incident is an insured risk subject to our regular retention.

        United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc. (No. 99-01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department of Justice (the "Department") filed suit alleging that AMCE's stadium-style theatres violate the ADA and related regulations. The Department alleged that AMCE had failed to provide persons in wheelchairs seating arrangements with lines of sight comparable to the general public. The Department alleged various non-line of sight violations as well. The Department sought declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000.

        On November 20, 2002 the trial court entered summary judgment in favor of the Justice Department on the line of sight aspects of this case. The trial court ruled that wheelchair spaces located solely on the sloped floor portion of the stadium-style auditoriums fail to provide lines of sight comparable to the general public. The trial court did not address specific changes that might be required of AMCE's existing stadium-style auditoriums, holding that per se rules are simply not possible because the requirements of comparable lines of sight will vary based on theatre layout.

        On January 10, 2006, the trial court ruled in favor of the Department regarding the appropriate remedy in the line of sight aspects of this case. In its decision, the court issued a comprehensive order regarding line of sight and other related remedies, which covers the remaining line of sight issues at the majority of the Company's existing and all of its future construction stadium-style theatres nationwide, as well as other related forms of relief sought by the United States in this action.

        AMCE estimates that the cost of the betterments related to the remedies for line of sight violations of the ADA will be $20 million, which is expected to be incurred over a 4-5 year term. Additionally, the order calls for payments of $300,000 to the United States and individual complainants. AMCE has appealed the court's order.

        AMCE previously recorded a liability related to estimated losses for the Department of Justice line of sight aspect of the case in the amount of $179,350 (comprised primarily of compensatory damages and the civil penalty) and had estimated the range of loss to be between $179,350 and $273,938. As a result of the new order the loss is estimated to be between $349,350 and $443,938. Accordingly, AMCE has increased the related liability to $349,350.

        On January 21, 2003, the trial court entered summary judgment in favor of the Department on non-line of sight aspects of the case, which involve such matters as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. In its non-line of sight decision, the trial court concluded that AMCE has violated numerous sections of the ADA and engaged in a pattern and practice of violating the ADA.

        On December 5, 2003, the trial court entered a consent order and final judgment on non-line of sight issues under which AMCE agreed to remedy certain violations at twelve of its stadium-style theatres and to survey and make required betterments for its patrons with disabilities at its stadium-style theatres and at certain theatres it may open in the future. Currently AMCE estimates that these betterments will be required at approximately 140 stadium-style theatres. AMC estimates that the total cost of these betterments will be $47.5 million, which is expected to be incurred over the remaining term of the consent order of 2.7 years. Through March 30, 2006 AMCE has incurred approximately $7.1 million of these costs. The estimate is based on actual costs incurred on remediation work completed to date. The actual costs of betterments may vary based on the results of surveys of the remaining theatres.

        American Multi-Cinema, Inc. v. Midwest Drywall Company, Inc., Haskell Constructors, Ltd. etal. (Case No. 00CV84908, Circuit Court of Platte County, Missouri) and American Multi-Cinema, Inc. v. Bovis Construction Corp. et al. (Civil Action No. 0207139, Court of Common Pleas of Bucks County, Pennsylvania). AMCE is the plaintiff in these and related suits in which it seeks to recover damages from the construction manager, certain fireproofing applicators and other parties to correct the defective application of certain fireproofing materials at 21 theatres. AMCE currently estimates its claim for repair costs at these theatres will aggregate approximately $33.6 million of which it has expended approximately $27.4 million through March 30, 2006. The remainder is for projected costs of repairs yet to be performed. AMCE also is seeking additional damages for lost profits, interest and legal and other expenses incurred.

        AMCE has received settlement payments from various parties in connection with this matter of $935,000, $2,610,000 and $925,000 during fiscal 2006, 2005 and 2004, respectively. AMCE received additional settlement payments of $1,350,000 from various parties in connection with this matter subsequent to March 30, 2006 and has entered into settlement agreements with various parties providing for additional settlement payments to AMCE aggregating $3,850,000. Gain contingencies are recognized upon receipt and recorded in disposition of assets and other gains in the Consolidated Statements of Operations.

        Metreon Arbitration.    In May 1997, Loews entered into a 21-year lease with Metreon, Inc. ("Metreon") to operate a megaplex theatre in an entertainment/retail center developed by Metreon in San Francisco. Since that theatre opened in June 1999, Loews has had a dispute with Metreon with respect to (1) construction costs that Metreon claims are Loews' responsibility under the lease and (2) the percentage of the center occupied by the theatre and the nature, magnitude and allocation of the costs that Metreon is seeking to include as operating expenses under the lease. The amount of operating expenses claimed by Metreon to be allocable to this theatre is based upon the landlord's assertion that Loews occupies at least 48.5% of the center. Loews asserted that it occupied substantially less of the center and that various expenses included in operating expenses charged to Loews were improper. Loews arbitrated this dispute in June 2003 and prevailed but the award was later vacated by the California Court of Appeals. Westfield Group purchased the property in April 2006 and renewed settlement discussions with AMCE.

        We are a party to various other legal proceedings in the ordinary course of business, none of which is expected to have a material adverse effect on us.

NOTE 13—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS

        The Company has provided reserves for estimated losses from theatres which have been closed, vacated office space, and from terminating the operation of fast food and other restaurants operated adjacent to certain of the Company's theatres. As of March 30, 2006, the Company has reserved $26,334,000 for lease terminations which have either not been consummated or paid, related primarily to 10 U.S. and Canada theatres with 73 screens and vacant restaurant and office space. In connection with the Merger, the Company accrued $4,845,000 for future lease obligations at facilities that had been closed or were duplicate facilities that were planned to be closed following the Merger. The accrual was primarily related to the planned closing of the New York City home office. The Company is obligated under long-term lease commitments with remaining terms of up to 14 years for theatres which have been closed. As of March 30, 2006, base rents aggregated approximately $7,651,000 annually and $27,435,000 over the remaining terms of the leases. The estimated future lease obligation of the Loews' properties were discounted at the estimated borrowing rate at the date of the Merger of 8.82%. In connection with the merger with Marquee, the carrying value of the theatre closure liability was remeasured by using the Company's estimated borrowing rate on the date of the Merger of 7.55%.

        A rollforward of reserves for theatre and other closure is as follows (in thousands):

	Fifty-two Week Period
	March 30, 2006
				From Inception July 16, 2004 through March 31, 2005
	Theatre and Other	Merger Exit costs(1)	Total		April 2, 2004 through December 23, 2004	52 weeks Ended April 1, 2004
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Beginning Balance	$28,506	$–	$28,506	$–	$17,870	$22,499
Transferred balance from Predecessor	–	–	–	25,909	–	–
Merger adjustment	–	4,845	4,845	–	–	–
Theatre and other closure expense	557	44	601	1,267	10,758	4,068
Restructuring charge	841	–	841	–	–	–
Interest expense	–	–	–	–	1,585	2,736
General and administrative expense	–	–	–	–	73	50
Transfer of deferred rent and capital lease obligations	677	–	677	2,112	1,610	6,014
Acquisition remeasurement	–	–	–	2,806	–	–
Payments	(8,865)	(271)	(9,136)	(3,588)	(5,987)	(17,497)

Ending balance	$21,716	$4,618	$26,334	$28,506	$25,909	$17,870

(1)
There were no merger exit costs recorded during the Successor period ended March 31, 2005 or the Predecessor periods ended December 23, 2004 or April 1, 2004.

        Theatre and other closure reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for the base rents, taxes and maintenance. Theatre closure reserves at March 30, 2006 and March 31, 2005 by operating segment are as follows (in thousands):

	March 30, 2006	March 31, 2005
	(Successor)	(Successor)
U.S. and Canada Theatrical Exhibition	$20,811	$26,507
International Theatrical Exhibition	471	1,384
Other	315	295

Total segment reserves	21,597	28,186
Corporate	4,737	320

	$26,334	$28,506

NOTE 14—RESTRUCTURING

        The Company's restructuring activities are described in Note 1 of the Notes to the Consolidated Financial Statements. A summary of restructuring and Merger severance payable activity during the fifty-two weeks ending March 30, 2006 and March 31, 2005, is set forth below (in thousands):

	Fifty-two Week Period March 30, 2006			From Inception July 16, 2004 through March 31, 2005
(In thousands)	Restructuring Severance Benefits	Merger Severance Benefits	Total	Restructuring Severance Benefits
	(Successor)	(Successor)	(Successor)	(Successor)
Beginning Balance	$4,926	$–	$4,926	$–
Restructuring charge	3,139	–	3,139	4,926
Merger adjustment	–	27,090	27,090	–
Payments	(8,065)	(16,519)	(24,584)	–

Ending balance	$–	$10,571	$10,571	$4,926

        Restructuring and merger severance reserves at March 30, 2006 and March 31, 2005 by operating segment are as follows (in thousands):

	March 30, 2006	March 31, 2005
	(Successor)	(Successor)
U.S. and Canada Theatrical Exhibition	$–	$–
International Theatrical Exhibition	–	–
Other	–	817

Total segment reserves	–	817
Corporate	10,571	4,109

	$10,571	$4,926

NOTE 15—FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value.

        The carrying value of cash and equivalents approximates fair value because of the short duration of those instruments. The fair value of publicly held corporate borrowings was based upon quoted market prices.

        The estimated fair values of the Company's financial instruments are as follows:

	March 30, 2006		March 31, 2005
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Successor)		(Successor)
Financial assets:
Cash and equivalents	$230,115	$230,115	$72,945	$72,945
Financial liabilities:
Cash overdrafts	$13,829	$13,829	$35,320	$35,320
Corporate borrowings	2,455,686	2,427,095	1,344,531	1,370,991
Interest rate swaps	2,701	2,701	–	–

NOTE 16—OPERATING SEGMENTS

        The Company has identified three reportable segments around differences in products and services and geographical areas. United States, Canada and International theatrical exhibition operations are identified as separate segments based on dissimilarities in international markets from United States and Canada. Other is identified as a separate segment due to differences in products and services offered.

        The Company evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBITDA. The Company defines Adjusted EBITDA as earnings (loss) from continuing operations before interest expense, income taxes and depreciation and amortization and adjusted for preopening expense, theatre and other closure expense, disposition of assets and other gains, investment income, other expense, stock-based compensation expense, merger and acquisition costs, management fees, impairment of long-lived assets and special compensation expense. The Company evaluates Adjusted EBITDA generated by its segments in a number of manners, of which the primary measure is a comparison of segment Adjusted EBITDA to segment property, intangibles and goodwill.

        The Company's segments follow the same accounting policies as discussed in Note 1 to the Consolidated Financial Statements.

        Information about the Company's operations by operating segment is as follows:

Revenues (In thousands)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 Weeks Ended April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
U. S. and Canada theatrical exhibition	$1,630,529	$422,563	$1,205,646	$1,609,187
International theatrical exhibition	87,014	19,870	49,511	60,798
Other	31,962	16,108	57,711	71,476
Intersegment elimination	(19,055)	(5,641)	(18,900)	(19,022)

Total revenues	$1,730,450	$452,900	$1,293,968	$1,722,439

Segment Adjusted EBITDA (In thousands)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 Weeks Ended April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
U.S. and Canada theatrical exhibition	$270,802	$84,794	$219,440	$296,001
International theatrical exhibition	5,707	1,184	(3,141)	(3,364)
Other(1)	(2,062)	6	7,371	5,607

Total segment Adjusted EBITDA	$274,447	$85,984	$223,670	$298,244

        A reconciliation of earnings (loss) from continuing operations before income taxes to segment Adjusted EBITDA is as follows:

(In thousands)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 Weeks Ended April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Earnings (loss) from continuing operations before income taxes	$(117,706)	$(53,891)	$(20,347)	$4,958
Plus:
Interest expense	144,988	54,549	74,259	77,717
Depreciation and amortization	168,821	45,263	90,259	120,867
Impairment of long-lived assets	11,974	–	–	16,272
Preopening expense	6,607	39	1,292	3,858
Theatre and other closure expense	601	1,267	10,758	4,068
Restructuring charge	3,980	4,926	–	–
Disposition of assets and other gains	(997)	(302)	(2,715)	(2,590)
Investment loss (income)	4,393	(3,351)	(6,476)	(2,861)
Other income(2)	(1,045)	(33)	–	13,947
General and administrative expense—unallocated:
Management fee	2,000	500	–	–
Merger and acquisition costs	12,523	22,286	42,732	5,508
Other(3)	38,308	14,731	33,908	56,500

Total Segment Adjusted EBITDA	$274,447	$85,984	$223,670	$298,244

Long-term Assets (In thousands)	March 30, 2006	March 31, 2005	April 1, 2004
	(Successor)	(Successor)	(Predecessor)
U.S. and Canada theatrical exhibition	$4,169,212	$3,136,730	$1,431,036
International theatrical exhibition	396,329	151,401	147,009
Other	–	–	14,869

Total segment long-term assets	4,565,541	3,288,131	1,592,914
Construction in progress	34,796	29,078	15,007
Corporate	254,717	232,387	283,647
Accumulated depreciation—property	(783,882)	(856,392)	(753,523)
Accumulated amortization—intangible assets	(61,286)	(40,185)	(33,801)
Accumulated amortization—other long-term assets	(41,336)	(35,855)	(33,446)
Noncurrent assets held for sale	112,337	–	–

Consolidated long-term assets, net(4)	$4,080,887	$2,617,164	$1,070,798

Long-term Assets, net of accumulated depreciation and amortization (In thousands)	March 30, 2006	March 31, 2005	April 1, 2004
	(Successor)	(Successor)	(Predecessor)
U.S. and Canada theatrical exhibition	$3,347,777	$2,360,480	$766,929
International theatrical exhibition	364,630	61,303	68,232
Other	–	–	2,868

Total segment long-term assets(4)	3,712,407	2,421,783	838,029
Construction in progress	34,796	29,078	15,007
Corporate	221,347	166,303	217,762
Noncurrent assets held for sale	112,337	–	–

Consolidated long-term assets, net(4)	$4,080,887	$2,617,164	$1,070,798

        The components of the reportable segments' long-term assets to long-term assets presented in the Consolidated Balance Sheet are as follows:

Consolidated Balance Sheet (In thousands)	March 30, 2006	March 31, 2005	April 1, 2004
	(Successor)	(Successor)	(Predecessor)
Property, net	$1,501,048	$854,463	$777,277
Intangible assets, net	273,308	189,544	23,918
Goodwill	2,018,318	1,401,740	71,727
Deferred income taxes	3,564	53,019	143,944
Other long-term assets	172,312	118,398	53,932
Noncurrent assets held for sale	112,337	–	–

Consolidated long-term assets, net(4)	$4,080,887	$2,617,164	$1,070,798

Additions to long-term assets, net of acquisitions (In thousands)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 Weeks Ended April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
U.S. and Canada theatrical exhibition	$90,356	$40,271	$55,980	$96,467
International theatrical exhibition	7,570	366	2,999	1,524
Other	1	4	26	7,510

Total segment capital expenditures	97,927	40,641	59,005	105,501
Construction in progress	13,634	1,468	5,782	5,312
Corporate	6,107	1,805	1,368	10

Total additions to long-term assets, net of acquisitions(2)	$117,668	$43,914	$66,155	$110,823

        A reconciliation of the reportable segments' additions to net assets to the Consolidated Statements of Cash Flow is as follows:

Consolidated Statements of Cash Flows (In thousands)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	April 2, 2004 through April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Cash Flows from investing activities:
Capital expenditures(5)	$117,668	$18,622	$66,155	$95,011
Construction project costs:
Reimbursable by landlord	–	–	–	–
Purchase of leased furniture, fixtures and equipment	–	25,292	–	15,812

Total additions to long-term assets, net of acquisitions(5)	$117,668	$43,914	$66,155	$110,823

        Information about the Company's revenues and assets by geographic area is as follows:

Revenues (In thousands)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005	April 2, 2004 through December 23, 2004	52 Weeks Ended April 1, 2004
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
United States	$1,593,976	$418,977	$1,206,690	$1,612,663
Canada	49,460	14,054	37,766	48,964
China (Hong Kong)	5,567	2,522	5,632	8,166
France	4,492	1,338	3,270	3,813
Portugal	9,173	3,184	7,203	10,475
Spain	34,399	10,256	27,492	33,733
United Kingdom	10,465	2,569	5,915	4,625
Mexico	22,918	–	–	–

Total revenues	$1,730,450	$452,900	$1,293,968	$1,722,439

Long-term assets (In thousands), Gross	March 30, 2006	March 31, 2005	April 1, 2004
	(Successor)	(Successor)	(Predecessor)
United States	$4,428,750	$3,289,380	$1,651,506
Canada	56,717	100,909	91,900
China (Hong Kong)	–	11,863	11,282
Japan	–	46,393	40,158
France	9,229	9,797	7,825
Portugal	16,343	17,315	14,729
Spain	68,559	60,899	61,738
United Kingdom	12,603	13,040	12,430
Mexico	375,190	–	–

Total long-term assets(4)	$4,967,391	$3,549,596	$1,891,568

(1)
Revenues from Other decreased due to the contribution of NCN's assets to NCM on March 29, 2005. The revenues of NCN during fiscal 2006 are related to run-off of customer contracts entered into prior to March 29, 2005. The Company's share of advertising revenues generated by NCM are included in U.S. and Canada theatrical exhibition.

(2)
Other income is comprised of the write off of deferred financing charges, net recoveries for property loss related to Hurricane Katrina and other income related to the remeasurement of liability-classified shares of common stock.

(3)
Including stock-based compensation expense of $1,319,000 and $1,201,000 for the Successor periods ended March 30, 2006 and March 31, 2005 and $0 and $8,727,000 for the Predecessor periods ended December 23, 2004 and April 1, 2004, respectively.

(4)
Consolidated long-term assets are comprised of property, intangible assets, deferred income taxes, goodwill and other long-term assets. Segment long term assets are comprised of property intangibles and goodwill.

(5)
See Note 2 Acquisitions for additions to property, intangible assets, deferred income taxes, goodwill, and other long-term assets resulting from acquisitions.

NOTE 17—CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        The accompanying condensed consolidating financial information of the Predecessor ("AMCE") has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial statements of guarantors and issuers of guaranteed securities registered or being registered." This information is not necessarily intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with accounting principles generally accepted in the United States of America. Each of the subsidiary guarantors are 100% owned by AMCE. The subsidiary guarantees of AMCE's debts are full and unconditional and joint and several. The Company's investments in its consolidated subsidiaries are presented under the equity method of accounting.

        Condensed consolidating financial information of the Successor is not presented as AMCE has not guaranteed the outstanding borrowings of Holdings, nor has Holdings guaranteed the outstanding borrowings of AMCE.

        Refer to Note 19 for the parent company financial information of the Successor for the period ending March 30, 2006 and for the period from July 16, 2004 through March 31, 2005. The footnotes included in the parent company financial statements would also apply to the information provided herein.

April 2, 2004 through December 23, 2004 (Predecessor):

(In thousands)	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment, Inc.
					(Predecessor)
Revenues
Admissions	$–	$841,183	$31,016	$–	$872,199
Concessions	–	326,715	10,888	–	337,603
Other theatre	–	81,204	2,962	–	84,166

Total revenues	–	1,249,102	44,866	–	1,293,968

Costs and Expenses:
Film exhibition costs	–	449,781	15,305	–	465,086
Concession costs	–	37,298	2,427	–	39,725
Operating expense	–	319,118	14,161	–	333,279
Rent	–	217,240	14,968	–	232,208
General and administrative expense
Merger and acquisition costs	–	42,732	–	–	42,732
Other	143	33,093	672	–	33,908
Preopening expense	–	1,292	–	–	1,292
Theatre and other closure expense	–	10,758	–	–	10,758
Depreciation and amortization	–	85,108	5,151	–	90,259
Disposition of assets and other gains	–	(2,715)	–	–	(2,715)

Total costs and expenses	143	1,193,705	52,684	–	1,246,532

Other expense (income)
Equity in net losses of subsidiaries	21,531	13,816	–	(35,347)	–
Interest expense
Corporate borrowings (including intercompany)	62,691	36,817	4,473	(37,130)	66,851
Capital and financing lease obligations	–	5,758	1,650	–	7,408
Investment income	(38,987)	(3,563)	(1,056)	37,130	(6,476)

Total other expense	45,235	52,828	5,067	(35,347)	67,783

Loss from continuing operations before income taxes	(45,378)	2,569	(12,885)	35,347	(20,347)
Income tax provision (benefit)	(9,500)	24,100	400	–	15,000

Loss from continuing operations	$(35,878)	$(21,531)	$(13,285)	$35,347	$(35,347)
Loss from discontinued operations, net of income tax benefit	–	–	(531)	–	(531)

Net loss	$(35,878)	$(21,531)	$(13,816)	$35,347	$(35,878)

Preferred dividends	104,300				104,300

Net loss for shares of common stock	$(140,178)				$(140,178)

52 weeks ended April 1, 2004 (Predecessor):

(In thousands)	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment, Inc.
					(Predecessor)
Revenues
Admissions	$–	$1,133,170	$38,010	$–	$1,171,180
Concessions	–	434,857	12,387	–	447,244
Other theatre	–	100,745	3,270	–	104,015

Total revenues	–	1,668,772	53,667	–	1,722,439

Costs and Expenses:
Film exhibition costs	–	603,129	18,719	–	621,848
Concession costs	–	46,380	2,832	–	49,212
Theatre operating expense	–	437,468	16,722	–	454,190
Rent	–	280,621	18,324	–	298,945
General and administrative expense
Merger and acquisition costs	–	5,508	–	–	5,508
Other	195	56,117	188	–	56,500
Preopening expense	–	2,921	937	–	3,858
Theatre and other closure expense	–	4,068	–	–	4,068
Depreciation and amortization	–	113,683	7,184	–	120,867
Impairment of long-lived assets	–	12,747	3,525	–	16,272
Disposition of assets and other gains	–	(2,223)	(367)	–	(2,590)

Total costs and expenses	195	1,560,419	68,064	–	1,628,678

Other expense (income)
Equity in net losses of subsidiaries	2,621	19,277	–	(21,898)	–
Other expense	–	13,947	–	–	13,947
Interest expense
Corporate borrowings (including intercompany)	67,928	53,633	3,488	(58,086)	66,963
Capital and financing lease obligations	–	8,579	2,175	–	10,754
Investment income	(54,630)	(3,993)	(2,324)	58,086	(2,861)

Total other expense	15,919	91,443	3,339	(21,898)	88,803

Earnings (loss) from continuing operations before income taxes	(16,114)	16,910	(17,736)	21,898	4,958
Income tax provision (benefit)	(5,400)	15,700	700	–	11,000

Earnings (loss) from continuing operations	(10,714)	1,210	(18,436)	21,898	(6,042)
Loss from discontinued operations, net of income tax benefit	–	(3,831)	(841)	–	(4,672)

Net loss	$(10,714)	$(2,621)	$(19,277)	$21,898	$(10,714)

Preferred dividends	40,277				40,277

Net loss for shares of common stock	$(50,991)				$(50,991)

April 2, 2004 through December 23, 2004 (Predecessor):

(In thousands)	Parent Obligor	Subsidiary Guarantors	Subsidiary Non- Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment, Inc.
Net cash provided by (used in) operating activities	$13,042	$130,915	$1,407	$–	$145,364

Cash flows from investing activities:
Capital expenditures	–	(63,857)	(2,298)	–	(66,155)
Increase in restricted cash	(627,338)	–	–	–	(627,338)
Proceeds from disposition of long-term assets	–	307	(30)	–	277
Other, net	–	(2,570)	3,391	–	821

Net cash (used in) provided by investing activities	(627,338)	(66,120)	1,063	–	(692,395)

Cash flows from financing activities:
Proceeds from issuance of 8 5/8% Senior Unsecured Fixed Rate Notes due 2012	250,000	–	–	–	250,000
Proceeds from issuance of Senior Unsecured Floating Rate Notes due 2010	205,000	–	–	–	205,000
Proceeds from issuance of 12% Senior Discount Notes due 2014	169,918	–	–	–	169,918
Principal payments under capital and financing lease obligations	–	(1,807)	(213)	–	(2,020)
Change in intercompany advances	(992)	(6,379)	7,371	–	–
Change in construction payables	–	(2,234)	–	–	(2,234)
Cash portion of preferred dividends	(9,349)	–	–	–	(9,349)
Proceeds from exercise of stock options	52	–	–	–	52
Treasury stock purchases and other	(333)	–	–	–	(333)

Net cash provided by (used in) financing activities	614,296	(10,420)	7,158	–	611,034

Effect of exchange rate changes on cash and equivalents	–	–	(615)	–	(615)

Net increase (decrease) in cash and equivalents	–	54,375	9,013	–	63,388
Cash and equivalents at beginning of period	–	304,409	28,839	–	333,248

Cash and equivalents at end of period	$–	$358,784	$37,852	$–	$396,636

52 weeks ended April 1, 2004 (Predecessor):

(In thousands)	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment, Inc.
Net cash provided by operating activities	$2,456	$160,723	$760	$–	$163,939

Cash flows from investing activities:
Capital expenditures	–	(93,957)	(1,054)	–	(95,011)
Proceeds from sale/leasebacks	–	63,911	–	–	63,911
Acquisition of Megastar Cinemas L.L.C., net of cash acquired	–	(13,374)	–	–	(13,374)
Acquisition of GC Companies, Inc., net of cash acquired and proceeds from sale of venture capital investments	–	(2,075)	–	–	(2,075)
Purchase of leased furniture, fixtures and equipment	–	(15,812)	–	–	(15,812)
Payment on disposal-discontinued operations	–	(5,252)	–	–	(5,252)
Proceeds from disposition of long-term assets	–	9,289	–	–	9,289
Other, net	–	(7,557)	(3,497)	–	(11,054)

Net cash used in investing activities	–	(64,827)	(4,551)	–	(69,378)

Cash flows from financing activities:
Proceeds from issuance of 8% Senior Subordinated Notes due 2014	300,000	(6,000)	–	–	294,000
Repurchase of Notes due 2009 and 2011	(292,117)	–	–	–	(292,117)
Principal payments under capital and financing lease obligations	–	(2,339)	(235)	–	(2,574)
Deferred financing costs on credit facility due 2009	–	(3,725)	–	–	(3,725)
Change in intercompany advances	(13,788)	(2,864)	16,652	–	–
Change in construction payables	–	(4,307)	–	–	(4,307)
Proceeds from exercise of stock options	3,894	–	–	–	3,894
Treasury stock purchases and other	(445)	–	–	–	(445)

Net cash (used in) provided by financing activities	(2,456)	(19,235)	16,417	–	(5,274)

Effect of exchange rate changes on cash and equivalents	–	–	(451)	–	(451)

Net increase in cash and equivalents	–	76,661	12,175	–	88,836
Cash and equivalents at beginning of year	–	227,748	16,664	–	244,412

Cash and equivalents at end of year	$–	$304,409	$28,839	$–	$333,248

NOTE 18—RELATED PARTY TRANSACTIONS

Amended and Restated Fee Agreement

        In connection with the Mergers, Holdings, AMCE and the Sponsors entered into an Amended and Restated Fee Agreement, which provides for an annual management fee of $5.0 million, payable quarterly and in advance to each Sponsor, on a pro rata basis, for the twelve year duration of the agreement, as well as reimbursements for each Sponsor's respective out-of-pocket expenses in connection with the management services provided under the agreement. In addition, the fee agreement will provide for reimbursements by AMCE to the Sponsors for their out-of-pocket expenses and to Holdings of up to $3.5 million for fees payable by Holdings in any single fiscal year in order to maintain AMCE's corporate existence, corporate overhead expenses and salaries or other compensation of certain employees.

        Upon the consummation of a change in control transaction or an initial public offering, each of the Sponsors will receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date.

        The fee agreement also provides that AMCE will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

        Holdings is owned by the Sponsors, other co-investors and by certain members of management as follows: JPMP (20.784%); Apollo (20.784%); Bain Capital Partners (15.090%); The Carlyle Group (15.090%); Spectrum Equity Investors (9.764%); Weston Presidio Capital IV, L.P. and WPC Entrepreneur Fund II, L.P. (3.899%); Co-Investment Partners, L.P. (3.899%); Caisse de Depot et Placement du Quebec (3.120%); AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II B.V. and AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (2.730%); SSB Capital Partners (Master Fund) I, L.P. (1.950%); CSFB Strategic Partners Holdings II, L.P., CSFB Strategic Partners Parallel Holdings II, L.P., CSFB Credit Opportunities Fund (Employee), L.P. and CSFB Credit Opportunities Fund (Helios), L.P. (1.560%); Credit Suisse Anlagestiftung, Pearl Holding Limited, Vega Invest (Guernsey) Limited and Partners Group Private Equity Performance Holding Limited (0.780%); Screen Investors 2004, LLC (0.152%); and members of management (0.400%)(1).

(1)
All percentage ownerships are approximate.

Continuing Service Agreement

        In connection with the termination of his current employment agreement with Loews, the Company is paying Mr. Travis Reid severance of $87,500 per month for 18 months following the closing of the Mergers, has paid him a lump sum payment of $1,575,000, and will provide outplacement assistance and automobile benefits through December 31, 2006. In addition, in order to facilitate integration following the Mergers, the Company has entered into an agreement with Mr. Reid, whereby Mr. Reid is providing certain transitional consulting services to the Company and reports to Mr. Peter C. Brown, the Company's Chief Executive Officer. Pursuant to the continuing service agreement, which may be terminated by Mr. Reid at any time or by the Company after December 31, 2006, the Company is paying Mr. Reid a consulting fee for each month of service at the following rate: $50,000 for each of the first four months, $33,333 for each of the next four months and $16,667 for any month thereafter. Under certain circumstances, Mr. Reid will have the right to require Holdings to purchase, and Holdings will have the right to require Mr. Reid to sell, on one occasion, all shares of common stock of

Holdings that Mr. Reid received in the Merger in exchange for payment to him of his original purchase price for his shares of Loews common stock. The continuing service agreement is not intended to create an employment relationship between Mr. Reid and the Company and his services are being provided on an independent contractor basis.

Option Grant to Travis Reid

        Pursuant to his Continuing Service Agreement, effective as of January 26, 2006, Holdings has granted Mr. Reid an option under the Holdings 2004 Stock Option Plan to acquire Class N Common Stock at an exercise price not less than the fair market value (as determined by the Board of Directors of Holdings) on the date of grant. The option is subject to other terms and conditions substantially similar to the terms of Holdings options currently held by employees and is also subject to the Management Stockholders Agreement. The option vests in three installments on December 23, 2006, 2007 and 2008, and vests in full upon a change of control of Holdings or AMCE.

Cinemex

        Cinemex from time to time purchases services or enters into arrangements with parties related to its employees. For example, Miguel Angel Dávila, Chief Executive Officer and President of Cinemex and on the board of Cinemex, and Adolfo Fastlicht Kurián, a Director of Cinemex, are minority investors in the construction of the new shopping center where one of Cinemex's new theatres opened in December 2004. Mr. Kurián's father is the general manager of three construction companies that provide theatre construction services to Cinemex and Mr. Kurián is an investor in these companies. In addition, Cinemex signed a waiver to allow a McDonald's restaurant owned by Mr. Kurián's wife to open in a shopping center where, under the lease, the landlord was prohibited from leasing space to a business that would compete with the theatre's concessions. A relative of Mr. Dávila is the manager of Consultores en Información Electrónica, S.A. de C.V., the company which renders web hosting, electronic marketing, e-mail and software services to one of Cinemex's subsidiaries. This arrangement may be terminated by Cinemex upon 30-days notice.

Market Making Transactions

        On August 18, 2004, Holdings sold $304,000,000 in aggregate principal amount at maturity of its 12% Senior Discount Notes due 2014 (the "Holdco Notes"). On the same date, Marquee sold $250,000,000 in aggregate principal amount of its 8 5/8% Senior Notes due 2012 and $205,000,000 in aggregate principal amount of its Senior Floating Notes due 2010 (Collectively, the "Senior Notes"). J.P. Morgan Securities Inc., an affiliate of JPMP which owns approximately 20.8% of Holdings, was an initial purchaser of both the Holdco Notes and the Senior Notes.

        On January 26, 2006 AMCE sold $325,000,000 in aggregate principal amount of its 11% Senior Subordinated Notes due 2016. JP Morgan Securities Inc., an affiliate of JPMP which owns approximately 20.8% of Holdings, was an initial purchaser of these notes. Credit Suisse Securities (USA) LLC, whose affiliates own approximately 1.6% of Holdings, was also an initial purchaser of these notes.

Stockholder Transactions

        On December 23, 2003 the Company's Board of Directors approved payment by the Company of legal fees in the amount of $590,000 and reimbursement of other out-of-pocket expenses in the amount of $170,000 on behalf of the initial purchasers of our preferred stock. On November 18, 2003 and December 23, 2003 the Company's Board of Directors approved payment by the Company of legal fees in the amount of $190,000 on behalf of the Company's Class B Stockholder. The costs were incurred in connection with the consideration of a possible business combination between the Company and Loews Cineplex Entertainment Corporation.

        In connection with the merger with Marquee, Apollo received an aggregate amount of cash proceeds for its shares of approximately (i) $869.8 million, including $91.1 million attributable to the special change in control distribution payable to Apollo pursuant to the terms of the Series A convertible preferred stock. The Company was required to pay the Marquee Sponsors an annual management fee of up to $2.0 million in the aggregate, payable quarterly, under the Management Fee Agreement. In connection with the merger with Marquee, Holdings, Marquee and the Marquee Sponsors entered into a management fee agreement pursuant to which AMCE, as the surviving corporation in the merger with Marquee, paid to each of JPMP and Apollo a one-time sponsorship fee of $10.0 million in consideration of the completion of the merger with Marquee and the capitalization of Holdings. The management fee agreement also provided for an annual management fee of $2.0 million, payable quarterly and in advance to each Marquee Sponsor for the duration of the agreement, as well as reimbursements for each Marquee sponsor's respective out-of-pocket expenses in connection with the management services provided under the agreement. In addition, the management fee agreement provided for reimbursements of up to $3.5 million for fees payable by Holdings in any single fiscal year in order to maintain its corporate existence, corporate overhead expenses and salaries or other compensation of certain employees. AMCE made cash payments of $1.0 million to the Marquee Sponsors for the annual management fee during the fourth quarter of fiscal 2005. Also in connection with the merger with Marquee, the Company paid legal fees on behalf of JPMP and Apollo of $6.0 million each and paid legal fees on behalf of the Company's Class B Stockholder of $170,000. Following consummation of the merger with Marquee, the Company became a privately-held company, wholly owned by Holdings.

NOTE 19—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

        Marquee Holdings Inc. is a holding company that conducts substantially all of its business operations through its subsidiaries. The Company was formed on July 16, 2004. The financial statements for the Successor periods ending March 30, 2006 and for the period from July 16, 2004 through March 31, 2005 are for Marquee Holdings Inc. Refer to Note 17 for the parent company financial information of the Predecessor for the periods from April 2, 2004 through December 23, 2004 and the period ending April 1, 2004.

        There are significant restrictions on the Company's ability to obtain funds from any of its subsidiaries through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a "parent-only" basis. Under a parent-only presentation, the Company's investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with Marquee Holdings Inc's audited consolidated financial statements included elsewhere herein.

Marquee Holdings Inc.
CONDENSED STATEMENTS OF OPERATIONS—PARENT ONLY

(In thousands)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005
	(Successor)	(Successor)
Costs and Expenses
General and administrative:
Merger and acquisition costs	$36	$18
Other	267	15

Total costs and expenses	303	33

Other expense (income)
Equity in loss of AMC Entertainment Inc.	188,762	34,763
Other income	(1,894)	—
Interest expense
Corporate borrowings	22,902	12,834
Investment income	(258)	(840)

Total other expense	209,512	46,757

Loss before income taxes	(209,815)	(46,790)
Income tax provision (benefit)	2,400	(2,400)

Net loss	$(212,215)	$(44,390)

Marquee Holdings Inc.
CONSOLIDATED BALANCE SHEETS—PARENT ONLY

(In thousands, except share data)	March 30, 2006	March 31, 2005
	(Successor)	(Successor)
Assets
Cash and equivalents	$2,251	$1,996

Total current assets	2,251	1,996
Investment in AMC Entertainment Inc.	1,243,909	901,725
Deferred income taxes	–	2,400
Other long-term assets	4,396	4,352

Total assets	$1,250,556	$910,473

Liabilities and Stockholders' Equity
Current liabilities:
Due to AMC Entertainment Inc.	$1,886	$1,185
Accrued expenses and other liabilities	159	180

Total current liabilities	2,045	1,365
Corporate borrowings	205,127	182,561
Other long-term liabilities	2,881	4,509

Total liabilities	210,053	188,435

Stockholders' Equity:
Common Stock ($.01 par value, 7,000,000 shares authorized; 0 and 769,350 shares issued and outstanding as of March 30, 2006 and March 31, 2005, respectively)	–	8
Class A-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 and 0 shares issued and outstanding as of March 30, 2006 and March 31, 2005, respectively)	4	–
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 and 0 shares issued and outstanding as of March 30, 2006 and March 31, 2005, respectively)	4	–
Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 5,128.77496 and 0 shares issued and outstanding as of March 30, 2006 and March 31, 2005, respectively)	–	–
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 and 0 shares issued and outstanding as of March 30, 2006 and March 31, 2005, respectively)	3	–
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 and 0 shares issued and outstanding as of March 30, 2006 and March 31, 2005, respectively)	3	–
Additional paid-in capital	1,307,752	766,035
Accumulated other comprehensive income (loss)	(10,658)	385
Accumulated deficit	(256,605)	(44,390)

Total stockholders' equity	1,040,503	722,038

Total liabilities and stockholders' equity	$1,250,556	$910,473

Marquee Holdings Inc.
CONDENSED STATEMENTS OF CASH FLOWS—PARENT ONLY

(In thousands)	52 Weeks Ended March 30, 2006	From Inception July 16, 2004 through March 31, 2005
	(Successor)	(Successor)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
Cash flows form operating activities
Net loss	$(212,215)	$(44,390)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of discount on corporate borrowings	22,566	12,643
Non-cash portion of liability-classified options and shares	(1,894)	—
Deferred income taxes	2,400	(2,400)
Equity in loss of AMC Entertainment Inc.	188,762	34,763
Net change in operating activities:
Receivables	701	1,185
Accrueds and other liabilities	(21)	180
Other, net	(428)	187

Net cash provided by (used in) operating activities	(129)	2,168

Cash flows form investing activities
Investment in AMC Entertainment Inc.	—	(934,901)

Net cash (used in) investing activities	—	(934,901)

Cash flows form financing activities
Proceeds from issuance of 12% Senior Discount Notes due 2014	—	169,918
Proceeds from issuance of common stock	—	769,350
Deferred financing costs	384	(4,539)

Net cash provided by financing activities	384	934,729

Net increase in cash and equivalents	255	1,996
Cash and equivalents at beginning of year	1,996	—

Cash and equivalents at end of year	$2,251	$1,996

Marquee Holdings Inc.
CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY—PARENT ONLY

					Class A-1 Voting Common Stock		Class A-2 Voting Common Stock		Class N Nonvoting Common Stock
	Preferred Stock		Common Stock
(In thousands, except share and per share data)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Successor from Inception on July 16, 2004
through March 30, 2006
Balance, July 16, 2004	—	$—	—	$—	—	$—	—	$—	—	$—
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—
Foreign currency translation
adjustment	—	—	—	—	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—	—	—	—	—
Comprehensive loss
Stock-based compensation—options	—	—	—	—	—	—	—	—	—	—
Issuance of Common Stock	—	—	769,350	8	—	—	—	—	—	—

Balance, March 31, 2005	—	—	769,350	8	—	—	—	—	—	—
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—
Foreign currency translation
adjustment	—	—	—	—	—	—	—	—	—	—
Additional minimum pension liability	—	—	—	—	—	—	—	—	—	—
Unrealized gain on Cinemex swap agreements	—	—	—	—	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—	—	—	—
Stock-based compensation-options	—	—	—	—	—	—	—	—	—	—
Issuance of Common Stock for Merger	—	—	(769,350)	(8)	382,475.00000	4	382,475.00000	4	5,128.77496	—

Balance, March 30, 2006	—	$—	—	$—	382,475.00000	$4	382,475.00000	$4	5,128.77496	$—

Class L-1 Voting Common Stock		Class L-1 Voting Common Stock		Convertible Class B Stock								Common Stock In Treasury
							Additional Paid-in Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings (Accumulated Deficit)				Total Stockholders' Equity
Shares	Amount	Shares	Amount	Shares	Amount							Shares	Amount

—	—	—		$—	$		$		$			$—	$		$

—	—	—	—	—		—		—		—	(44,390)	—		—	(44,390)

—	—	—	—	—		—		—		430	—	—		—	430
—	—	—	—	—		—		—		(45)	—	—		—	(45)

—	—	—	—	—		—		443		—	—	—		—	443
—	—	—	—	—		—		765,592		—	—	—		—	765,600

—	—	—	—	—		—		766,035		385	(44,390)	—		—	722,038

—	—	—	—	—		—		—		—	(212,215)	—		—	(212,215)

—	—	—	—	—		—		—		(11,685)	—	—		—	(11,685)
—	—	—	—	—		—		—		(172)	—	—		—	(172)
—	—	—	—	—		—		—		594	—	—		—	594
—	—	—	—	—		—		—		220	—	—		—	220
—	—	—	—	—		—		—		—	—	—		—	(223,258)
—	—	—	—	—		—		1,052		—	—	—		—	1,052
256,085.61252	3	256,085.61252	3					540,665							540,671

256,085.61252	$3	256,085.61252	$3	—		$—		$1,307,752		$(10,658)	$(256,605)	—		$—	$1,040,503

Marquee Holdings Inc.
Note to Condensed Financial Statements of Parent Company

BASIS OF PRESENTATION

        Holdings is an investment vehicle owned by J.P. Morgan Partners, LLC Apollo Management, L.P. and certain related investment funds and affiliates of Bain Capital Partners, The Carlyle Group and Spectrum Equity Investors. Holdings was formed for the purpose of acquiring AMC Entertainment Inc. ("AMCE") pursuant to a definitive merger agreement approved by AMCE's Board of Directors on July 22, 2004. Holdings is a holding company with no operations of its own and it has one direct subsidiary, AMCE. The condensed financial statements for the period including and after December 23, 2004 are designated as Successor. For the Predecessor periods, AMCE did not have a holding company structure, therefore the results of operations of the Parent Company are the same as those of AMCE.

        The Parent Company follows the accounting policies as described in Note 1 to the Consolidated Financial Statements of Marquee Holdings Inc. and subsidiary with the exception of its investment in its subsidiary AMCE for which the Parent Company uses the equity method of accounting.

Debt

        For a discussion of the debt obligations of the Company and its subsidiaries, refer to Note 7 in the audited consolidated financial statements included elsewhere herein.

Commitments and Contingencies

        For a discussion of the commitments and contingencies of the Company and its subsidiaries, refer to Note 12 Commitments and Contingencies in the audited consolidated financial statements included elsewhere herein.

        For further information, reference should be made to the Notes to Consolidated Financial Statements of the Company included in this Annual Report of Form 10-K.

NOTE 20—SUBSEQUENT EVENTS

        In May 2006, AMCEI and its subsidiary AMC Entertainment International Limited sold its interests in AMC Entertainment España S.A., which owned and operated 4 theatres with 86 screens in Spain, and Actividades Multi-Cinemas E Espectáculos, LDA, which owned and operated 1 theatre with 20 screens in Portugal for a sales price of approximately $40.0 million. These operations did not meet the criteria for reporting as discontinued operations.

        Subsequent to March 30, 2006 the Company sold four theatres with 42 screens in the U.S. as required by and in connection with the approval of the Mergers for an aggregate net sales price of approximately $30.7 million. As of March 30, 2006, the assets and liabilities related to these theatres are classified as held for sale.

Report of Independent Registered Public Accounting Firm

To the Stockholders of
LCE Holdings, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of LCE Holdings, Inc. and its subsidiaries (the "Company") at December 31, 2005 and 2004, and the results of their operations and their cash flows for the year ended December 31, 2005 and the five months ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PRICEWATERHOUSECOOPERS LLP

April 7, 2006
New York, New York

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Loews Cineplex Entertainment Corporation:

        In our opinion, the accompanying combined consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Loews Cineplex Entertainment Corporation and its subsidiaries and Grupo Cinemex, S.A. de C.V. and its subsidiaries (collectively, the "Predecessor Company") for the seven months ended July 31, 2004 and the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Predecessor Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PRICEWATERHOUSECOOPERS LLP

April 15, 2005
New York, New York

LCE HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars, except share data)

	December 31, 2004	December 31, 2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$71,015	$145,324
Accounts and other receivables	34,284	43,159
Prepaid rent	9,924	10,052
Inventories	3,981	3,887
Prepaid expenses and other current assets	11,316	12,058

TOTAL CURRENT ASSETS	130,520	214,480
PROPERTY, EQUIPMENT AND LEASEHOLDS, NET	732,156	658,744
OTHER ASSETS
Investments in and advances to partnerships	115,577	48,697
Goodwill	550,536	549,470
Other intangible assets, net	164,483	148,237
Assets held for sale	2,408	36,822
Deferred charges and other assets	56,278	56,690

TOTAL ASSETS	$1,751,958	$1,713,140

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$133,800	$134,028
Deferred revenue	33,538	36,105
Current maturities of long-term debt	6,401	6,412
Current portion of capital lease and financing lease obligations	1,044	1,130

TOTAL CURRENT LIABILITIES	174,783	177,675
LONG-TERM DEBT	1,031,506	1,037,852
LONG-TERM CAPITAL LEASE AND FINANCING LEASE OBLIGATIONS	26,989	28,221
ACCRUED PENSION AND POST-RETIREMENT BENEFITS	12,125	14,385
OTHER LIABILITIES	101,165	90,168

TOTAL LIABILITIES	1,346,568	1,348,301

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Class A-1 common stock voting ($0.001 par value, 13,600,000 shares authorized; 13,285,333 shares issued and outstanding at December 31, 2004 and 2005)	13	13
Class A-2 common stock voting ($0.001 par value, 13,600,000 shares authorized; 13,285,333 shares issued and outstanding at December 31, 2004 and 2005)	13	13
Class A-3 common stock voting ($0.001 par value, 8,800,000 shares authorized; 8,596,392 shares issued and outstanding at December 31, 2004 and 2005)	9	9
Class A-4 common stock voting ($0.001 par value, 37,000,000 shares authorized; nil and 91,948 shares issued and outstanding at December 31, 2004 and 2005, respectively)	—	1
Class L common stock voting ($0.001 par value, 4,150,000 shares authorized; 3,907,451 shares and 3,917,667 issued and outstanding at December 31, 2004 and 2005, respectively)	4	4
Additional paid-in capital	421,632	422,734
Accumulated other comprehensive income	6,577	9,895
Retained deficit	(22,858)	(67,830)

TOTAL STOCKHOLDERS' EQUITY	405,390	364,839

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,751,958	$1,713,140

The accompanying notes are an integral part of these combined consolidated financial statements.

LCE HOLDINGS, INC.
COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars)

	Combined Consolidated Predecessor		Consolidated Successor
	For the Year Ended December 31, 2003	Period from January 1 to July 30, 2004	Period from May 27, (Date of Inception) to December 31, 2004	For the Year Ended December 31, 2005
REVENUES
Box office	$628,643	$384,814	$237,545	$580,978
Concession	253,406	156,646	94,884	244,625
Other	46,189	25,820	23,609	49,113

Total operating revenues	928,238	567,280	356,038	874,716
EXPENSES
Theatre operations and other expenses	681,493	404,674	264,608	649,290
Cost of concessions	35,460	23,365	13,948	36,648
General and administrative	60,099	43,334	20,934	53,771
Depreciation and amortization	80,940	49,623	45,771	114,063
(Gain)/loss on asset disposition	(4,508)	(3,734)	1,430	834

Total operating expenses	853,484	517,262	346,691	854,606

INCOME FROM OPERATIONS	74,754	50,018	9,347	20,110
Interest expense, net	35,262	16,663	36,005	80,668
Loss on early extinguishment of debt	—	6,856	882	—
Equity (income)/loss in long-term investments	1,485	(933)	(1,438)	(23,134)

INCOME/(LOSS) BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	38,007	27,432	(26,102)	(37,424)
Income tax expense/(benefit)	15,339	12,886	(3,244)	7,548

INCOME/(LOSS) BEFORE DISCONTINUED OPERATIONS	22,668	14,546	(22,858)	(44,972)
Discontinued operations, net of tax of $26,592 and $4,720, respectively	56,183	7,417	—	—

NET INCOME/(LOSS)	$78,851	$21,963	$(22,858)	$(44,972)

The accompanying notes are an integral part of these combined consolidated financial statements.

LCE HOLDINGS, INC.
COMBINED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

	Grupo Cinemex				Loews Cineplex Entertainment Corporation
	Series P Convertible Preferred Shares	Amount	Series B Common Shares	Amount	Class A Voting	Amount	Class B Voting	Amount	Accumulated Other Comprehensive Loss	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Predecessor Company
Balance as of December 31, 2002	3,165,555	$58,064	209,773	$1,024	48,000	$—	70,295	$1	$(22,643)	$539,693	$30,202	$606,341
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,391	—	—	1,391
Unrealized loss on interest rate swap contracts	—	—	—	—	—	—	—	—	(2,396)	—	—	(2,396)
Minimum pension liability adjustment	—	—	—	—	—	—	—	—	(1,279)	—	—	(1,279)
Net income for the year ended December 31, 2003	—	—	—	—	—	—	—	—	—	—	78,851	78,851

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	76,567
Purchase of additional 1% interest in Loeks-Star Theatres	—	—	—	—	—	—	—	—	—	476	—	476

Balance as of December 31, 2003	3,165,555	$58,064	209,773	$1,024	48,000	$—	70,295	$1	$(24,927)	$540,169	$109,053	$683,384
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(9,949)	—	—	(9,949)
Unrealized loss on interest rate swap contracts	—	—	—	—	—	—	—	—	(257)	—	—	(257)
Net income for the seven months ended July 30, 2004	—	—	—	—	—	—	—	—	—	—	21,963	21,963

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	11,757
Sale of Canada and Germany to former investors	—	—	—	—	—	—	—	—	(7,288)	172,057	—	164,769

Balance as of July 30, 2004	3,165,555	$58,064	209,773	$1,024	48,000	$—	70,295	$1	$(42,421)	$712,226	$131,016	$859,910

The accompanying notes are an integral part of these combined consolidated financial statements.

LCE HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands of U.S. dollars, except share data)

	Class A-1 Shares	Amount	Class A-2 Shares	Amount	Class A-3 Shares	Amount	Class A-4 Voting	Amount	Class L Shares	Amount	Accumulated Other Comprehensive Income	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Successor Company
Balance as of May 27, 2004 (date of inception)	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—
Capital Contributions	13,285,333	$13	13,285,333	$13	8,596,392	$9	—	$—	3,907,451	$4	$—	$421,632	$—	$421,671
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	3,705	—	—	3,705
Unrealized income on interest rate swap contracts	—	—	—	—	—	—	—	—	—	—	2,872	—	—	2,872
Net loss for the period from May 27, 2004 (inception) to December 31, 2004	—	—	—	—	—	—	—	—	—	—	—	—	(22,858)	(22,858)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(16,281)

Balance as of December 31, 2004	13,285,333	$13	13,285,333	$13	8,596,392	$9	—	$—	3,907,451	$4	$6,577	$421,632	$(22,858)	$405,390
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	7,739	—	—	7,739
Unrealized loss on interest rate swap contracts	—	—	—	—	—	—	—	—	—	—	(3,776)	—	—	(3,776)
Minimum pension liability adjustment	—	—	—	—	—	—	—	—	—	—	(1,474)	—	—	(1,474)
Unrealized gain on marketable equity securities	—	—	—	—	—	—	—	—	—	—	829	—	—	829
Net loss for the year ended December 31, 2005	—	—	—	—	—	—	—	—	—	—	—	—	(44,972)	(44,972)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(41,654)
Sale of equity to LCE management	—	—	—	—	—	—	91,948	1	10,216	—	—	1,102	—	1,103

Balance as of December 31, 2005	13,285,333	$13	13,285,333	$13	8,596,392	$9	91,948	$1	3,917,667	$4	$9,895	$422,734	$(67,830)	$364,839

The accompanying notes are an integral part of these combined consolidated financial statements.

LCE HOLDINGS, INC.
COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of U.S. dollars)

	Combined Consolidated Predecessor		Consolidated Successor
	For the Year Ended December 31, 2003	Period from January 1 to July 30, 2004	Period from May 27, (Date of Inception) to December 31, 2004	For the Year Ended December 31, 2005
OPERATING ACTIVITIES
Net income/(loss)	$78,851	$21,963	$(22,858)	$(44,972)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Gain from discontinued operations	(56,183)	(7,417)	—	—
Depreciation and amortization	80,940	49,623	45,771	114,063
(Gain)/loss on asset disposition	(4,508)	(3,734)	1,430	834
Loss on early extinguishment of debt	—	6,856	882	—
Amortization of debt issuance costs	1,908	1,862	7,916	4,461
Equity (income)/loss from long-term investments	1,485	(933)	(1,438)	(23,134)
Deferred income taxes	10,027	7,503	381	4,199
Reorganization costs paid during the period	(3,210)	(522)	(352)	—
Restructuring costs paid during the period	(3,065)	(13)	(17)	—
Change in restricted cash	11,630	—	—	—
Dividends paid to redeemable preferred stockholders	(11,630)	—	—	—
Dividend received from Megabox Cineplex partnership	—	—	—	13,426
Changes in operating assets and liabilities:
Increase in accounts receivable	(8,156)	(1,621)	(1,640)	(8,875)
(Decrease)/increase in accounts payable and accrued expenses	(6,131)	8,724	5,425	(450)
Changes in other operating assets and liabilities, net	(2,999)	(7,065)	2,597	7,889

Net Cash Provided by Operating Activities	88,959	75,226	38,097	67,441

INVESTING ACTIVITIES
Payment of purchase price to former shareholders	—	—	(1,305,861)	—
Proceeds from sale of Cineplex Odeon Canada	—	205,861	—	—
Proceeds from sale of Megabox Cineplex partnership	—	—	—	78,362
Proceeds from sale of assets	13,738	7,449	2,350	1,438
Investment in/advances to partnerships, net	(4,069)	(2,370)	—	—
Investment in marketable equity securities	—	—	—	(1,225)
Payments made related to preacquisition contingencies	—	—	(3,161)	(1,905)
Payment of purchase price for Magic Johnson Theatres	—	—	—	(3,731)
Capital expenditures	(40,895)	(36,638)	(17,205)	(67,326)

Net Cash Provided by/(Used in) Investing Activities	(31,226)	174,302	(1,323,877)	5,613

FINANCING ACTIVITIES
Equity contributions	476	—	421,671	—
Purchase of Shares by LCE management	—	—	—	1,103
Return of capital from Cineplex Galaxy	163,462	—	—	—
Proceeds from revolving credit facility	15,000	—	7,250	—
Repayments of revolving credit facilities	(15,000)	—	(7,250)	—
Proceeds from U.S. Term B Facility	—	—	630,000	—
Repayments of U.S. Term B facility	—	—	(1,575)	(8,000)
Proceeds from issuance of senior subordinated notes	—	—	315,000	—
Proceeds from Grupo Cinemex Term Loan	—	—	90,000	10,000
Repayments under Grupo Cinemex Credit Facilities	—	—	(87,682)	—
Repayments on Term Loan Agreement	(118,868)	(214,979)	(92,335)	—
Repayments under Priority Secured Credit Agreement	(3,688)	(2,400)	(28,650)	—
Repayment of Loeks-Star Theatres revolving credit line	(50,778)	—	—	—
Payment of Transaction related expenses	—	—	(17,365)	—
Debt issuance costs	(1,757)	—	(41,556)	(975)
Repayment of mortgage and capital leases	(961)	(605)	(448)	(1,165)

Net Cash Provided by/(Used in) Financing Activities	(12,114)	(217,984)	1,187,060	963

Effect of exchange rate changes on cash and cash equivalents	(1,837)	(544)	(690)	292
Increase/(decrease) in cash and cash equivalents	43,782	31,000	(99,410)	74,309
Cash and cash equivalents at beginning of period	95,643	139,425	170,425	71,015

Cash and cash equivalents at end of period	$139,425	$170,425	$71,015	$145,324

Supplemental cash flow information:
Income taxes paid	$12,235	$12,277	$5,765	$8,910
Interest paid	$34,189	$17,600	$11,947	$74,080
New capital lease and financing lease obligations	$—	$—	$6,748	$2,351
Assets capitalized under EITF 97-10	$1,450	$5,268	$21,366	$7,966
Sale/leaseback of assets capitalized under EITF 97-10	$—	$—	$—	$21,366

The accompanying notes are an integral part of these combined consolidated financial statements.

LCE HOLDINGS, INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and as otherwise noted)

NOTE 1—ORGANIZATION AND BUSINESS

        On May 27, 2004 ("Date of Inception"), LCE Holdings, Inc. (the "Company" or "Holdings"), was formed by Bain Capital Partners, LLC ("Bain"), The Carlyle Group ("Carlyle") and Spectrum Equity Investors ("Spectrum") (collectively, "the LCE Sponsors") for the purpose of acquiring Loews Cineplex Entertainment Corporation ("LCE") and, indirectly, Grupo Cinemex S.A. de C.V. ("Grupo Cinemex"). On July 30, 2004, Holdings acquired 100% of the capital stock of LCE and, indirectly, Grupo Cinemex for an aggregate purchase price of approximately $1.5 billion (the "Acquisition") pursuant to an agreement between LCE Holdings, Inc. and LCE's former investors, Onex Corporation ("Onex") and OCM Cinema Holdings, LLC ("OCM Cinema") (see Note 3). Holdings is a holding company with no operations of its own.

        The Company, through its holdings of LCE and Grupo Cinemex, is a major film exhibition company with operations and/or investments in the United States, Mexico and Spain. The Company operates theatres under the Loews Theatres, Cineplex Odeon, Cinemex, Magic Johnson and Star Theatres names. The Company's significant partnership operates theatres under the Yelmo Cineplex name. As of December 31, 2005, the Company owns, or has an interest in, and operates 2,169 screens at 191 theatres in 18 states and the District of Columbia, Mexico and Spain. Included in the Company's screen and theatre counts are 311 screens in 27 theatres in Spain at Yelmo Cineplex, S.L. ("Yelmo Cineplex"), in which the Company holds a 50% partnership interest. The Company's principal geographic markets include the metropolitan areas of New York, Baltimore, Boston, Chicago, Dallas, Detroit, Houston, Los Angeles, San Francisco, Seattle and Washington D.C. in the U.S.; Mexico City in Mexico; and Madrid in Spain.

        The Company completed the Acquisition on July 30, 2004 but for accounting purposes and to coincide with its normal financial closing, the Company has utilized July 31, 2004 as the effective date of the Acquisition. The consolidated financial statements presented herein are those of Holdings from its inception on May 27, 2004 through December 31, 2004, and the year ended December 31, 2005 and those of the Predecessor, LCE, for all prior periods through the acquisition date.

        On June 20, 2005, the Company, entered into a definitive merger agreement with Marquee Holdings Inc. ("Marquee"), the holding company of AMC Entertainment Inc. ("AMC"), one of the world's leading film exhibition companies. On January 26, 2006, Marquee completed its merger with the Company. In accordance with the terms of the merger agreement governing the transaction, the Company has been merged into Marquee with Marquee continuing as the holding company of the merged businesses. LCE has similarly been merged into AMC with AMC continuing as the surviving corporation.

        Upon consummation of the merger, the LCE Sponsors and a member of the Company's management received approximately 40% of the outstanding common stock of Marquee, the surviving holding company, in exchange for their equity in the Company. The shareholders of Marquee entered into a stockholders agreement that provided for the governance of Marquee. The previous owners of Marquee are entitled to appoint five directors with a majority of the votes of the board of directors. The previous owners of Holdings are entitled to appoint four directors. The terms of the stockholders agreement also require the consent of a specified majority of the stockholders in order to approve many types of transactions.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation/Combination

        The consolidated financial statements of Holdings (Successor) include the accounts of the Company and its consolidated subsidiaries, including LCE and Cinemex as of the date of the Acquisition. The combined consolidated financial statements of LCE (Predecessor) include the accounts of LCE and its consolidated subsidiaries and, for the period from June 20, 2002 through July 30, 2004, Grupo Cinemex and its consolidated subsidiaries, on a combined basis, as LCE and Grupo Cinemex were entities under common control.

        Majority-owned companies are consolidated and, except where consolidation is required in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) ("FIN 46(R)"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51 (revised December 2003)" (see Note 3), 50% or less owned investments in which the Company has significant influence are accounted for under the equity method of accounting. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues, Film Rental and Advertising Costs

        Substantially all box office and concession revenue is recognized when admission and concession sales are completed at the theatres. Other revenue, including on screen advertising, the leasing of theatres for third party events and revenues from third party use of theatre lobby space (including, but not limited to, promotions, placement of game machines, ATMs and other displays), is recognized when services are provided. Amounts collected on advance ticket sales and long-term screen advertising agreements are deferred and recognized in the period earned.

        Film rental costs are recorded when revenue is earned and are based upon the terms of the respective film license agreements. In some cases the final film cost is dependent upon the performance of the film over its duration of play and until this is known, management uses its best estimate of the ultimate settlement of these film costs. Film costs and the related film costs payable are adjusted to the final film settlement in the period the Company settled with the distributors.

        The cost of advertising and marketing programs are charged to operations in the period incurred. Total advertising expenses of LCE were $22.0 million and $11.2 million for the year ended December 31, 2003 and the seven months ended July 30, 2004, respectively. Total advertising expenses of Holdings were $8.8 million and $18.1 million for the period May 27, 2004 (inception) through December 31, 2004 and the year ended December 31, 2005, respectively.

Cash and Cash Equivalents

        The Company considers all operating funds held in financial institutions, cash held by the theatres and all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Inventories

        Inventories of concession products are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Deferred Charges and Other Assets

        Deferred charges and other assets consist principally of deferred debt issuance costs, prepaid property taxes, deferred income taxes, prepaid rent and security deposits. The deferred debt issuance costs are amortized on a straight-line basis, which approximates the effective interest method, over the life of the respective debt and recorded as a component of interest expense.

Long-term Investments in/Advances to Partnerships

        Except where consolidation is required in accordance with FIN 46(R) investments in partnerships are recorded under the equity method of accounting. Under the equity method, the cost of the investment is adjusted to reflect the Company's proportionate share of the partnerships' operating results. Advances to partnerships represent advances to the respective partnerships in which the Company has an interest for working capital and other capital requirements.

Fair Value of Financial Instruments

        Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at carrying value, which approximates fair value. Variable rate long-term debt principally consists of obligations which carry floating interest rates and which approximate current market rates. The Company's senior subordinated notes carry a fixed rate of 9%. As of December 31, 2004 and 2005 the face amount of the senior subordinated notes was $315 million and the fair market value was $341.0 million and $318.9 million, respectively.

Derivatives

        From time to time, the Company utilizes derivative financial instruments to reduce interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", the interest rate swaps held by the Company (see Note 11) have been designated as cash flow hedges and qualify for hedge accounting. Under hedge accounting, changes in the fair value of the interest rate swaps are reported as a component of Accumulated other comprehensive income/(loss) in the Company's consolidated balance sheet.

Property, Equipment and Leaseholds

        Property, equipment and leaseholds are stated at historical cost less accumulated depreciation and amortization. Costs include major expenditures for new build theatres, renovations, expansions, improvements and replacements that extend useful lives or increase capacity and interest costs associated with significant capital additions. Depreciation and amortization are provided on the straight-line basis over the following useful lives:

Buildings(a)	30-40 years
Equipment	5-10 years
Leasehold Improvements	The shorter of the initial fixed term of the lease and the useful life of the related asset

(a)
For owned buildings constructed on leased property the useful life does not exceed the fixed term of the land lease.

Capitalized Software Costs

        The Company expenses costs incurred in the preliminary project stage of developing or acquiring internal use software, such as research and feasibility studies, as well as costs incurred in the post-implementation/operational stage, such as maintenance and training. Capitalization of software development costs occur only after the preliminary project stage is complete, management authorizes the project and it is probable that the project will be completed and the software will be used for the function intended. The capitalized costs are amortized on a straight-line basis over the three year estimated useful life of the software.

Goodwill and Other Intangible Assets

        Goodwill represents the excess purchase price of net tangible and identifiable intangible assets acquired in business combinations over their estimated fair value. Other identifiable intangible assets primarily represent management agreements, non-compete agreements, screen advertising contracts, tradenames and beneficial leases. The following criteria are considered in determining the recognition of intangible assets: (1) the intangible asset arises from contractual or other rights, or (2) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. Intangible assets with finite lives are amortized over their respective useful lives.

        Goodwill and indefinite lived intangible assets are reviewed and tested for impairment annually at December 31 and any time an event occurs or circumstances change that would more likely than not reduce the fair value for a reporting unit below its carrying amount. The Company determines the fair value of each reporting unit using discounted cash flow analysis and compares such values to the respective reporting unit's carrying amount. While the Company believes its estimates of future cash flows and discount rates are reasonable, different assumptions regarding such cash flows and discount rates could materially affect the evaluation.

Long-Lived Assets

        The Company reviews its long-lived assets for impairment based on estimated future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Absent estimates of fair value from alternative sources (published pricing, third-party valuations, etc.) the Company's estimate of fair value is based on discounted future cash flows. While the Company believes its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the evaluation.

Income Taxes

        Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts, less applicable allowances, of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates that the Company expects to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The probable utilization of these future tax attributes is also separately assessed based on existing facts and circumstances and allowances, if any, are assessed and adjusted during each reporting period.

Foreign Currency Translation

        The Company's foreign entities utilize the local currency as their functional currency. Accordingly, the Company's foreign entities' financial statements have been translated from their respective functional currencies into U.S. dollars using (a) current exchange rates for asset and liability accounts and (b) the weighted average exchange rate of the reporting period for revenues and expenses. The effects of translating foreign currency financial statements into U.S. dollars are included in the accumulated other comprehensive income account in stockholders' equity. Gains and losses on foreign currency transactions are not significant to operations and have been included in operating expenses.

        For the period that Grupo Cinemex has been combined and consolidated, Mexico was not considered a highly or hyper inflationary economy. If Mexico becomes a highly or hyper inflationary economy, the Company may need to record translation gains and losses in its income statement.

Leases

        The majority of the Company's operations are conducted in premises occupied under lease agreements with initial base terms ranging generally from five to 40 years, with certain leases containing options to extend the leases, generally in intervals of five to ten years. The Company does not believe that exercise of the renewal options in its leases are reasonably assured at the inception of the lease agreements and therefore, considers the initial base term as the lease term under Statement of Financial Accounting Standards No. 13, Accounting for Leases ("SFAS No. 13"). The leases provide for fixed and escalating rentals, contingent escalating rentals based on the Consumer Price Index not to exceed certain specified amounts and contingent rentals based on revenues with a guaranteed minimum.

        The Company has historically recorded rent expense for its operating leases with reasonably assured rent increases in accordance with FASB Technical Bulletin 85-3 Accounting for Operating Leases with Scheduled Rent Increases on a straight-line basis from the "lease commencement date" (the theatre opening date) as specified in the lease agreement until the end of the base lease term. The Company has historically viewed "rent holidays" as an inducement contained in the lease agreement that provides for a period of "free rent" during the lease term and believed that it did not have "rent holidays" in its lease agreements.

        During 2005, the Company determined that its lease terms commence at the time it obtains "control and access" to the leased premises, which is generally a date prior to the "lease commencement date" contained in the lease agreements. The Company has evaluated the impact of a change in the commencement date of its lease terms based on when it has "control and access" to the leased premises and has determined that the impact was immaterial to the current and prior periods presented.

        Commencing in 2005, the Company records rent expense for its operating leases on a straight-line basis over the base term of the lease agreements commencing with the date the Company has "control and access" to the leased premises. The estimated useful lives for leasehold improvements reflect the shorter of the base terms of the corresponding lease agreements or the economic life of the leasehold improvements.

        The Company evaluates the classification of its leases following the guidance in SFAS No. 13. Leases that qualify as capital leases are recorded at the present value of the future minimum rentals over the base term of the lease using the Company's incremental borrowing rate. Capital lease assets are assigned an estimated useful life at the inception of the lease that corresponds with the base term of the lease.

Financing Lease Obligations

        The Company considers the provisions of EITF No. 97-10, "The Effect of Lessee Involvement in Asset Construction" ("EITF 97-10"), when it is involved in the construction of an asset that will be leased when the construction is completed, to determine if it is, pursuant to EITF 97-10, the owner of such assets during the construction period. If the Company is considered the owner, the Company capitalizes the costs of the property with which the Company is involved during the construction period. A corresponding financing lease obligation is recorded in other long-term liabilities. Once construction is completed, the Company considers the requirements of SFAS No. 98, "Accounting for Leases", for sale/leaseback treatment, and if the arrangement meets the requirements for sale treatment, the asset and obligation are removed. If the Company fails to meet the requirements for sale treatment, the liability is reclassified to capital lease and financing lease obligation on the Company's consolidated balance sheet. The asset and financing lease obligation are amortized over the initial fixed lease term.

Stock Based Compensation

        As permitted under SFAS No. 123, "Accounting for Stock Based Compensation," ("SFAS No. 123") the Company elected to account for its stock based compensation plans under the provisions of Accounting Principles Board ("APB") opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock options were outstanding prior to November 2004. No stock-based compensation expense was recorded in the period May 27, 2004 through December 31, 2004 or the year ended December 31, 2005, as all stock options granted had an exercise price equal to the fair market value of the underlying stock on the date of grant.

        For purposes of the disclosure below, compensation costs for the stock based compensation plans have been determined based upon the SFAS No. 123 fair value method, utilizing the Black-Scholes option pricing model and the following assumptions:

	2004	2005
Expected life (years)	7.0	7.0
Expected volatility	37.0%	39.0%
Expected dividend yield	—	—
Risk free interest rate	3.92%	3.80%-4.39%

        If the fair value method had been applied to stock option grants, the Company's net loss for the period May 27, 2004 through December 31, 2004 and the year ended December 31, 2005 would have changed as follows:

	2004	2005
Net loss
As reported	$(22,858)	$(44,972)
Deduct: total stock-based compensation expense determined under fair value method	(6)	(939)

Pro forma	$(22,864)	$(45,911)

New Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment", which replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and supercedes Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25"). SFAS 123(R) eliminates the ability to account for share-based compensation transactions using APB No. 25 and requires that such transactions be accounted for using a fair value-based method. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

        In April 2005, the SEC delayed the effective date of SFAS No. 123(R) for public companies until the first fiscal year beginning after June 15, 2005. As such, the Company will be required to apply

SFAS No. 123(R) beginning in 2006. Until such implementation, the Company will continue to apply the disclosure-only requirements of SFAS No. 123 and will apply intrinsic value accounting for its employee stock options that defines compensation cost for stock options, if any, as the excess of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock. The adoption of FASB 123(R) will not have a material impact on the results of operations or financial position of the Company, as all outstanding stock options were cancelled in connection with the AMC merger.

        In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 is an interpretation of SFAS 143, "Asset Retirement Obligations", which was issued in June 2001. FIN 47 was issued to address diverse accounting practices that have developed with regard to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. According to FIN 47, uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of FIN 47 have been adopted by the Company and did not have a material impact on the results of operations or financial position of the Company.

        In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections" ("SFAS 154"), a replacement of APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", effective for fiscal years beginning after December 15, 2005. SFAS 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 is not expected to have a material impact on the results of operations or financial position of the Company.

        In October 2005, the FASB issued FASB Staff Position (FSP) 13-1, Accounting for Rental Costs Incurred during a Construction Period. FSP 13-1 clarifies there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Accordingly, companies will no longer be able to capitalize rental costs during the construction period and will be required to expense these costs as incurred. This FSP is effective for the first reporting period beginning after December 15, 2005. The provisions of FSP 13-1 are consistent with the Company's accounting policies.

NOTE 3—ACQUISITIONS

Acquisition of LCE and Grupo Cinemex

        On June 18, 2004, the Company entered into a Stock Purchase Agreement with LCE's former stockholders, including Onex and OCM Cinema, pursuant to which the Company agreed to acquire 100% of the capital stock of LCE and, indirectly, 100% of the capital stock of Grupo Cinemex for an aggregate purchase price of approximately $1.5 billion. On July 30, 2004, the Company completed the Acquisition.

        Prior to the Acquisition, LCE also had operations in Canada and Germany. As a condition to, and immediately prior to, the closing of the Acquisition, LCE sold 100% of the shares of capital stock of Cineplex Odeon Corporation ("COC"), its Canadian subsidiary, and its interest in Neue Filmpalast GmbH & Co. KG, a German partnership, to affiliates of Onex and OCM Cinema for a cash purchase price of $205.9 million (see Note 4). The proceeds from this sale were utilized by LCE to repay debt outstanding under its old credit facilities.

        The aggregate purchase price of approximately $1.5 billion includes assumed debt facilities and was financed with new borrowings by the Company, including a new senior secured credit facility ($630.0 million), the issuance of senior subordinated notes ($315.0 million), a borrowing under a new revolving credit facility ($2.0 million), cash equity investments by the new investor group ($421.7 million) and cash from LCE's operations ($112.0 million). A portion of these proceeds was used to pay fees related to the closing of the Acquisition. Concurrent with the Acquisition, LCE's remaining term loan ($92.3 million) and the priority secured credit facility ($28.7 million) were repaid.

        The purchase price under the Stock Purchase Agreement was fixed and there were no adjustments that would result in a change in the overall purchase price.

        The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." Under purchase accounting, the acquisition consideration was allocated to the Company's assets and liabilities based upon their relative fair values. The consideration remaining was allocated to identifiable intangibles with a finite life and is being amortized over that life, as well as to goodwill and identifiable intangibles with infinite lives, which will be evaluated, at least, on an annual basis to determine impairment and adjusted accordingly. The allocation of the acquisition consideration was based on management's analysis with the assistance of a valuation completed during the fourth quarter of 2004.

        The following is a summary of the opening balance sheet of the acquired company:

	Balances at July 30, 2004
Cash and cash equivalents	$58,632
Other current assets	53,064
Property and equipment	739,776
Goodwill	545,135
Intangible assets	168,739
Other non-current assets	166,962
Current liabilities	158,664
Long-term debt	1,032,821
Other long-term liabilities	119,152

Net assets	$421,671	(a)

(a)
Reflects the net assets of the acquired company of $421.7 million (purchase price of $1,480.8 million less the new debt issued as part of the Transactions ($947.2 million) and cash on hand utilized to pay various fees and expenses ($111.9 million)).

        The Company incurred a total of $59.2 million of fees and expenses as a result of the Acquisition. These fees and expenses were primarily comprised of accounting, legal and professional fees, financial advisory and investment banking fees and fees paid to other service providers including $20.0 million paid to related parties (see Note 15). Of the $59.2 million of fees and expenses incurred $41.6 million was related to debt issuance costs and was capitalized and $17.6 million was Acquisition related costs of which $16.9 million was capitalized as part of the Purchase price and $700 was expensed.

        The amount recorded for goodwill is not subject to amortization, is reported at the reporting unit level and is not deductible for tax purposes. Refer to Note 8 for additional information regarding the goodwill and intangibles recorded.

Pro Forma Information

        The unaudited pro forma financial information presented below sets forth the Company's historical statements of operations for the periods indicated and gives effect to the Acquisition as if it took place at the beginning of each period presented below. Such information is presented for comparative purposes only and is not intended to represent what the Company's results of operations would actually have been had these transactions occurred at the beginning of each period presented.

	Pro forma for the year ended December 31, 2003	Pro forma for the year ended December 31, 2004
	(unaudited)	(unaudited)
Total operating revenues	$928,238	$923,318
Income from operations	$54,620	$47,620
Net loss	$(7,511)	$(19,781)

Acquisition of additional interest in Magic Johnson Theatres

        In August of 2005, the Company acquired an additional 49.99% interest in Magic Johnson Theatres ("MJT") from its partner in the MJT partnership, Johnson Development Corporation, for total consideration of $3.7 million, including professional fees paid by the Company and, on the same day, the partnership was converted from a general partnership to a limited partnership. Johnson Development Corporation retained a .01% interest in the limited partnership. The Company had previously consolidated the operating results and financial position of the MJT partnership as a result of the Company's adoption of FIN 46(R), therefore, this transaction has not had any significant effect on the results of operations or financial position of the Company. The $3.7 million purchase price has been allocated to goodwill, as all MJT assets were stated at fair value as estimated by management. The amount recorded for Goodwill is not subject to amortization and is not deductible for tax purposes.

NOTE 4—DISCONTINUED OPERATIONS

        In January 2004, LCE management committed to a plan to sell COC, its wholly owned subsidiary (comprising its Canadian operations, including its interest in the Cineplex Galaxy Limited Partnership), to Onex and OCM Cinema. This transaction closed on July 30, 2004. As a result of that decision, LCE has reported COC's results of operations for the year ended December 31, 2003 and the seven months ended July 30, 2004 as discontinued operations. COC generated total revenue of $198.5 million and $159.7 million and income before taxes of $74.5 million and $12.1 million for the year ended December 31, 2003 and the seven months ended July 30, 2004, respectively. As this sale was a transaction among parties under common control, the excess of the proceeds received ($205.9 million) over the book value of the assets sold ($33.3 million) has been recorded as a capital contribution ($172.6 million).

NOTE 5—ACCOUNTS AND OTHER RECEIVABLES

        Accounts and other receivables consists of:

	December 31, 2004	December 31, 2005
Trade receivables	$16,114	$20,131
Taxes receivable	15,903	18,120
Other	2,267	4,908

Total accounts and other receivables	$34,284	$43,159

        No single customer accounts for more than 10% of total trade receivables or total revenues as of and for all periods presented.

NOTE 6—PROPERTY, EQUIPMENT AND LEASEHOLDS

        Property, equipment and leaseholds consists of:

	December 31, 2004	December 31, 2005
Land	$31,754	$26,861
Buildings and leasehold improvements	520,394	539,185
Equipment	178,438	206,649
Software	988	1,230
Construction in progress	41,442	19,991

Total property, equipment and leaseholds	773,016	793,916
Less: accumulated depreciation and amortization	40,860	135,172

	$732,156	$658,744

        Depreciation expense of LCE was $77.2 million and $45.0 million for the year ended December 31, 2003 and the seven months ended July 30, 2004, respectively. Depreciation expense of Holdings was $39.7 million and $103.0 million for the period May 27, 2004 (inception) through December 31, 2004 and the year ended December 31, 2005, respectively. LCE's amortization expense for capitalized software costs was $404 and $257 for the year ended December 31, 2003 and the seven months ended July 30, 2004, respectively. Holdings' amortization expense for capitalized software costs was $207 and $474 for the period May 27, 2004 (inception) through December 31, 2004 and the year ended December 31, 2005, respectively.

        The cost of property and equipment under capital lease and financing lease obligations is classified as buildings and leasehold improvements and amounted to $21.3 million and $24.0 million as of December 31, 2004 and December 31, 2005, respectively, with accumulated depreciation of $401 and $1.5 million as of December 31, 2004 and 2005, respectively.

        Interest costs during the period of development and construction of new theatre properties are capitalized as part of the historical cost of the asset. Interest capitalized by LCE during the year ended December 31, 2003 and the seven months ended July 30, 2004 was $42 and $107, respectively. Interest capitalized by Holdings during the period May 27, 2004 (inception) through December 31, 2004 and the year ended December 31, 2005 was $137 and $196, respectively.

        Occasionally, the Company is responsible for the construction of leased theatres and for paying project costs that are in excess of an agreed-upon amount to be reimbursed from the developer. EITF Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction", requires the Company to be considered the owner (for accounting purposes) of these types of projects during the construction period. As a result, the Company has recorded $21.4 million and $8.0 million of construction project costs and corresponding obligations on its consolidated balance sheet related to these types of projects as of December 31, 2004 and 2005, respectively.

        LCE has recognized a provision for asset impairment of $1.8 million for the seven months ended July 30, 2004 and Holdings has recognized a provision for asset impairment of $2.2 million for the year ended December 31, 2005 related to certain theatre leasehold improvements and equipment. These charges are included in Depreciation and amortization line in the combined consolidated statement of operations. There were no such charges recognized for the year ended December 31, 2003 and the period May 27, 2004 (inception) through December 31, 2004.

NOTE 7—ASSETS HELD FOR SALE

        On December 2, 2004, the Company entered into an agreement to sell one of its theatre properties located in Arizona. As a result of this transaction, the Company has classified $2.4 million on its December 31, 2004 and 2005 consolidated balance sheet as Assets held for sale. This balance reflected the fair value of the theatre property to be sold. The Company determined that there was no impairment write-down deemed necessary for this property.

        On August 31, 2005, the Company entered into an agreement to sell a theatre property located in New Jersey. As a result of this transaction, the Company has classified $5.0 million on its December 31, 2005 consolidated balance sheet as Assets held for sale. This balance reflected the fair value of the theatre property to be sold. The Company determined that there was no impairment write-down deemed necessary for this property.

        On December 21, 2005, in connection with the pending AMC merger, the Company and Marquee, the parent company of AMC, entered into final judgments with the Antitrust Division of the United States Department of Justice, the States of California, Illinois, Massachusetts, New York and Washington and the District of Columbia, pursuant to which the combined companies will sell 10 theatres. As a result of this settlement the Company is required to sell five of its theatres and has classified $29.4 million on its December 31, 2005 consolidated balance sheet as Assets held for sale. This balance reflects the net book value of the theatre properties to be sold. The Company has determined that there was no impairment write-down deemed necessary for these properties as proceeds of the sales are expected to be in excess of their carrying values. The sale of these theatres is expected to close during 2006 and the Company does not expect to record a loss on these sales. Additionally, the results associated with the theatres held for sale are not material to the company as a whole and accordingly have not been presented as discontinued operations within the consolidated statement of operations.

NOTE 8—GOODWILL AND OTHER INTANGIBLE ASSETS

        The changes in the carrying amount of goodwill and other intangibles for the seven months ended July 30, 2004, the period May 27, 2004 through December 31, 2004 and the year ended December 31, 2005 are as follows:

Seven Months Ended July 30, 2004 (Predecessor)

	Balance Dec. 31, 2003	Foreign Exchange	Other		Amortization	Balance July 30, 2004	Useful Life
Goodwill	$200,043	$(1,238)	$(6,184	)(a)	$—	$192,621	Indefinite
Tradenames	98,299	(214)	—		—	98,085	Indefinite
Non-compete agreements	5,361	(116)	—		(850)	4,395	5 years
Screen advertising contracts	3,182	(78)	—		(708)	2,396	4 years
Management contracts	7,667	—	—		(196)	7,471	20-29 years

	$314,552	$(1,646)	$(6,184)		$(1,754)	$304,968

(a)
Realization of deferred tax assets causing the release of valuation allowance to goodwill.

May 27, 2004 (inception) through December 31, 2004 (Successor)

	Balance May 27, 2004	Acquisition of LCE and Cinemex	Foreign Exchange	Other		Amortization	Balance Dec. 31, 2004		Useful Life
Goodwill	$—	$545,135	$2,304	$3,097	(a)	$—	$550,536	(b)	Indefinite
Tradenames	—	94,153	203	—		—	94,356		Indefinite
Non-compete agreements	—	4,395	176	—		(1,079)	3,492		2 years
Screen advertising contracts	—	27,425	93	—		(3,491)	24,027		3 to 5 years
Beneficial lease rights	—	34,068	—	—		—	34,068		1 to 19 years
Management contracts	—	8,700	—	—		(160)	8,540		18 to 26 years

	$—	$713,876	$2,776	$3,097		$(4,730)	$715,019

(a)
Change in deferred tax assets causing an increase in the valuation allowance and goodwill.

(b)
At December 31, 2004, goodwill by segment and reporting unit is as follows:
U.S.—$465.1 million and International—$85.4 million

Year Ended December 31, 2005 (Successor)

	Balance Dec. 31, 2004	Foreign Exchange	Other		Amortization	Balance Dec. 31, 2005		Useful Life
Goodwill	$550,536	$4,176	$(5,242	)(a)	$—	$549,470	(c)	Indefinite
Tradenames	94,356	434	—		—	94,790		Indefinite
Non-compete agreements	3,492	66	—		(1,151)	2,407		2 years
Screen advertising contracts	24,027	111	—		(8,407)	15,731		3 to 5 years
Beneficial lease rights	34,068	—	(653	)(b)	(6,263)	27,152		1 to 19 years
Management contracts	8,540	—	—		(383)	8,157		18 to 26 years

	$715,019	$4,787	$(5,895)		$(16,204)	$697,707

(a)
Additional goodwill associated with the purchase of MJT ($3.7 million) (see Note 3) offset by a change in deferred tax assets causing a decrease in the valuation allowance ($4.5 million) and a change in tax reserves for ongoing audits related to periods prior to the merger ($4.3 million).

(b)
Decrease associated with closed theatres written off to gain/loss on asset disposition.

(c)
At December 31, 2005, goodwill by segment and reporting unit is as follows:
U.S.—$459.9 million and International—$89.6 million

        Accumulated amortization was $4.7 million and $20.9 million at December 31, 2004 and 2005, respectively. The estimated aggregate amortization expense for the next five years is as follows: $13.0 million in 2006; $11.2 million in 2007; $5.1 million in 2008; $3.0 million in 2009 and $3.0 million in 2010.

NOTE 9—LONG-TERM INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS

        The Company's domestic long-term investments consist of a 50% interest in certain
U.S. partnerships, which together operate three theatres with 315screens and are accounted for using the equity method.

        The Company's international long-term investments consist of a 50% interest in Yelmo Cineplex, which operates 275 theatres with 3,115 screens at December 31, 2005. As of December 31, 2004, long-term investments also included a 50% interest in Megabox Cineplex, Inc. ("Megabox"), which operated seven theatres with 66 screens. The Company has accounted for these investments following the equity method of accounting.

        On December 28, 2005, the Company, sold its 50% interest in Megabox to Finventures (UK) Limited ("Finventures"), and Mediaplex, Inc. ("Mediaplex"), the Company's joint venture partner in Megabox, for proceeds of $78.4 million. The Company recognized a gain on asset disposition of $18.8 million in connection with the sale. The gain is reported as a component of Equity (income)/loss in long-term investments. As a result of this transaction the financial information reported below includes the results of operations for Megabox through the date of sale but does not include the financial position of Megabox as of December 31, 2005.

        On June 5, 2003, LCE (through its subsidiary Onex Kinos GmbH) acquired a 50% interest in Neue Filmpalast GmbH & Co. KG ("Neue Filmpalast"), a German partnership formed to hold 30 theatres with 192 screens acquired from UFA Theatre GmbH & Co. KG. During 2004, LCE and its partner in the venture each funded approximately $1.6 million to Neue Filmpalast. LCE accounted for this investment following the equity method of accounting. Substantially all of LCE's investment in Neue Filmpalast was offset by its pro rata share of the operating losses of that entity. On July 30, 2004, as a condition to the closing of the Acquisition, LCE sold its interest in Neue Filmpalast to affiliates of Onex and OCM Cinema for nominal consideration.

        The Company's carrying value of its investment in Yelmo Cineplex was $39.4 million and $37.7 million and its investment in Megabox Cineplex was $64.4 million and nil at December 31, 2004 and 2005, respectively.

        The Company's carrying value of its investment in its U.S. partnerships was $11.8 million and $11.0 million as of December 31, 2004 and 2005, respectively.

        The difference between the Company's carrying value of its long-term investments and advances to partnerships of $115.6 million and $48.7 million as of December 31, 2004 and 2005, respectively, and the proportional underlying net equity of those partnerships of $78.1 million and $46.8 million as of December 31, 2004 and 2005, respectively, is accounted for as goodwill.

        Undistributed earnings of the Company's partnership investments accounted for under the equity method of $2.3 million are included in retained earnings on the Company's consolidated balance sheet as of December 31, 2005.

        The following table presents condensed financial information for the Company's partnerships on a combined basis and excluding Megabox balance sheet information as of December 31, 2005 as it was sold on December 28, 2005:

	Combined Consolidated Predecessor		Consolidated Successor
	For the Year Ended December 31, 2003	Period from January 1 to July 30, 2004	May 27 (inception) to December 31, 2004	For the Year Ended December 31, 2005
Box office	$158,649	$114,211	$64,928	$153,229
Concession/other	67,256	45,601	27,871	65,482

Total revenues	225,905	159,812	92,799	218,711
Total operating costs	187,378	131,181	72,416	170,426
General and administrative costs	9,514	7,511	4,147	7,999
(Gain)/loss on sale/disposal of theatres	—	(813)	72	—
Depreciation and amortization	25,048	14,366	10,943	23,665

Income from operations	$3,965	$7,567	$5,221	$16,621

Net income/(loss)	$(2,970)	$1,866	$2,875	$8,746

Company's share of income/(loss)	$(1,485)	$933	$1,438	$4,373(a	)

Current assets	$34,418	N/A	$26,795	$9,459
Non-current assets	$241,946	N/A	$242,432	$157,485
Current liabilities	$74,080	N/A	$72,647	$50,833
Non-current liabilities	$70,893	N/A	$54,128	$34,928

(a)
Excludes gain on sale of Megabox of $18.8 million

NOTE 10—ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses consist of:

	December 31, 2004	December 31, 2005
Accounts payable—trade	$58,730	$51,430
Accrued occupancy	21,817	19,423
Accrued interest	16,321	18,472
Other accrued expenses	36,932	44,703

	$133,800	$134,028

NOTE 11—LONG-TERM DEBT AND OTHER OBLIGATIONS

        Long-term debt and other obligations consist of:

	December 31, 2004	December 31, 2005
U.S. Term Loan	$628,425	$620,425
Senior Subordinated Notes	315,000	315,000
Grupo Cinemex Term Loan	92,061	106,520
Mortgage Payable—non-recourse, 10% due 2007	2,421	2,319

	1,037,907	1,044,264
Less: Current maturities	6,401	6,412

	$1,031,506	$1,037,852

U.S. Term Loan

        On July 30, 2004, the Company's wholly owned subsidiary LCE, entered into a $730 million Credit Agreement (the "Credit Agreement") with Citicorp North America, Inc., as administrative agent. The Credit Agreement is composed of two tranches: (i) a $630 million term loan ("U.S. Term Loan") and (ii) a $100 million revolving credit facility, including a letter of credit sub-facility. The proceeds of the U.S. Term Loan have been used to fund the payment of a portion of the purchase price of LCE to LCE's former stockholders. These facilities are guaranteed by LCE and all of its existing and future domestic subsidiaries, with the exception of unrestricted subsidiaries, as defined in the Credit Agreement (there are no unrestricted subsidiaries as of December 31, 2004 and 2005), and are collateralized by a perfected security interest in substantially all of LCE's and its subsidiaries' assets, including a pledge of 100% of LCE's capital stock, the capital stock of each of its restricted subsidiaries and a portion of the capital stock of certain of its foreign subsidiaries that are directly owned by LCE or its restricted domestic subsidiaries. The U.S. Term Loan amortizes 1% per annum in equal quarterly installments commencing on December 31, 2004 and the maturity date is July 30, 2011. The U.S. Term Loan bears interest at a rate of: (i) the base rate or a LIBOR rate plus (ii) an applicable margin based on LCE's Adjusted Leverage Ratio (as defined in the Credit Agreement). The maturity date of the revolving credit facility is July 30, 2010. The revolving credit facility bears interest at a rate of: (i) the base rate or a LIBOR rate plus (ii) an applicable margin based on LCE's Adjusted Leverage Ratio (as defined in the Credit Agreement). At December 31, 2005, LCE had not drawn against the revolving credit facility. The U.S. Term Loan bears interest at a weighted average rate of 5.60% at December 31, 2005 and interest is payable on the earlier of: the maturity of the LIBOR contract(s) then in effect or on a quarterly basis.

        The Credit Agreement also had a $100 million delayed draw term loan, which could have been used to refinance the Grupo Cinemex credit facility noted below. The delayed draw term loan had a termination date of January 30, 2005 but was terminated concurrently with the repayment of the Grupo Cinemex credit facility in August 2004.

        Additionally, as of December 31, 2005, the Company's wholly owned subsidiary LCE had $5.7 million in stand-by letters of credit issued under its revolving credit facility to support its commitment with respect to certain contractual obligations. As of December 31, 2005, LCE had additional availability of $94.3 million under the revolving credit facility.

        On January 26, 2006, all amounts outstanding on the U.S. Term Loan, including $620.4 million of principal and $2.2 million of accrued interest were repaid and all related unamortized deferred debt issuance costs ($16.1 million at December 31, 2005) were written off in conjunction with the closing of the merger with Marquee.

Senior Subordinated Notes

        On July 30, 2004, the Company's wholly owned subsidiary LCE, issued $315 million of 9% Senior Subordinated Notes due 2014 (the "Notes") in a private placement offering. The Notes are unsecured obligations and are subordinated in right of payment to all of LCE's existing and future senior debt (as defined in the Notes indenture). The Notes are pari passu in right of payment with any of LCE's future senior subordinated indebtedness. The Notes carry an interest rate of 9% and interest is payable semi-annually on each of February 1st and August 1st. The Notes mature on August 1, 2014. LCE used the proceeds of the Notes to fund the payment of a portion of the purchase price to its former stockholders. The Notes are guaranteed by all of LCE's existing and future domestic subsidiaries, with the exception of unrestricted subsidiaries, as defined in the Note indenture (there are no unrestricted subsidiaries as of December 31, 2004 and 2005).

        On August 12, 2005, LCE commenced an offer to exchange all of its $315 million outstanding senior subordinated notes due 2014 (the "Old Notes") for an equal amount of its new senior subordinated notes due 2014 (the "New Notes"). On September 12, 2005, the exchange offer closed, with 100% of the Old Notes accepting LCE's offer to exchange. The terms and conditions of the New Notes are identical to those of the Old Notes (i.e., interest rate, maturity date, payment schedule, etc.). The exchange offer did not have a material impact on LCE's results of operations or financial position.

        Under the terms of the indenture governing the Notes, the merger with Marquee (see Note 1) constituted a change of control and, because certain conditions in the indenture had not been met, it would have been required to allow the holders of its Notes to tender the Notes at a price of 101% of the principal amount, plus accrued and unpaid interest and additional interest (as defined in the indenture). As a result, LCE commenced a voluntary tender offer for the New Notes in December 2005. On January 26, 2006, in conjunction with the closing of the merger with Marquee, the tender offer and consent solicitation of the New Notes was completed. LCE repaid the $315.0 million in principal outstanding, and paid $3.9 million in tender premiums and $13.8 million of accrued interest and wrote off all related unamortized deferred debt issuance costs ($13.2 million at December 31, 2005).

U.S. Term Loan and Senior Subordinated Note Covenants

        The Credit Agreement and the Note indenture include customary affirmative and negative covenants, including: (i) limitations on indebtedness, (ii) limitations on liens, (iii) limitations on investments, (iv) limitations on contingent obligations, (v) limitations on restricted junior payments and certain other payment restrictions, (vi) limitations on merger, consolidation or sale of assets, (vii) limitations on transactions with affiliates, (viii) limitations on the sale or discount of receivables,

(ix) limitations on the disposal of capital stock of subsidiaries, (x) limitations on lines of business, (xi) limitations on capital expenditures, (xii) certain reporting requirements and (xiii) interest hedging requirements. Additionally, the Credit Agreement includes financial performance covenants, including: (i) a Maximum Adjusted Leverage Ratio (as defined therein) and (ii) a Minimum Interest Coverage Ratio (as defined therein). LCE was in compliance with all required covenants as of December 31, 2005.

Former Grupo Cinemex Credit Facility

        On December 26, 2002, Cadena Mexicana de Exhibicion, S.A. de C.V. ("Cadena Mexicana"), a subsidiary of Grupo Cinemex, entered into a senior secured credit facility consisting of one billion Mexican pesos (approximately $95.8 million at December 26, 2002) of term loans with Scotiabank Inverlat, S.A., BBVA Bancomer, S.A. and a syndicate of other Mexican financial institutions. In connection with the change of control of Grupo Cinemex as a result of the Acquisition, Grupo Cinemex was required to obtain, and obtained, a waiver from its lenders from a covenant that would have treated such ownership change as a default. As a result, its existing term loans remained outstanding immediately following the Acquisition. The remaining balance of these term loans ($87.7 million) was repaid on August 16, 2004 utilizing the proceeds from the new Grupo Cinemex Term Loan described below.

New Grupo Cinemex Credit Facility

        On August 16, 2004, Cadena Mexicana entered into a new senior secured credit facility. The initial amount drawn under the new senior secured credit facility was one billion Mexican pesos (approximately $90 million as of August 16, 2004). The senior secured credit facility also includes a term loan ("Grupo Cinemex Term Loan") with a one-year delay draw option of the peso equivalent of $10 million. The Grupo Cinemex Term Loan was issued by Banco Inbursa, S.A., Scotiabank Inverlat, S.A. and Banco Nacional de Mexico, S.A. and an available revolving credit line of the peso equivalent of $25 million with Banco Inbursa, S.A. and Scotiabank Inverlat, S.A. (the term loan and the revolving credit facility portions of the new senior secured credit facility are peso denominated debt). All obligations of Cadena Mexicana under this senior secured credit facility are guaranteed by Grupo Cinemex and each existing and future operating subsidiary of Cadena Mexicana, except for specified excluded subsidiaries, as defined.

        On August 16, 2005, Grupo Cinemex borrowed an additional $10.0 million (106.3 million pesos) under the Grupo Cinemex Term Loan under terms and conditions similar to those of the Cadena Mexicana senior secured credit facility (maturity date, repayment schedule, etc.).

        The Grupo Cinemex borrowings are non-recourse to LCE or the Company. Interest on the Grupo Cinemex Term Loan is payable in arrears on a monthly basis at the Equilibrium Interbank Interest Rate (Tasa de Interes Interbancaria de Equilibrio) for a period of 28 days (the TIIE rate), plus an applicable margin of 1.50% in years one and two, 1.75% in year three and 2.00% in years four and five. The interest rate on the Grupo Cinemex Term Loan as of December 31, 2005 was 11.12% (see the information at Derivatives below for further information related to the effective rate on the Grupo Cinemex debt). The Grupo Cinemex Term Loan matures on August 16, 2009 and will amortize beginning on February 16, 2007 in instalments ranging from 10% to 30% per annum over the five-year period.

        The Grupo Cinemex senior secured credit facility contains customary affirmative and negative covenants with respect to Grupo Cinemex and each of the guarantors and, in certain instances, Grupo Cinemex's subsidiaries that are not guarantors, as defined in the Grupo Cinemex credit agreement. Affirmative covenants include the requirement to furnish periodic financial statements and ensure that the obligations of Grupo Cinemex and the guarantors under the Grupo Cinemex senior secured credit facility rank at least pari passu with all existing debt of such parties. Negative covenants include limitations on disposition of assets, capital expenditures, dividends and additional indebtedness and liens. The facility also includes certain financial covenants, including, without limitation, a maximum total leverage ratio, a maximum total net debt to equity ratio, a minimum interest coverage ratio, a maximum true-lease adjusted leverage ratio and a minimum consolidated net worth requirement. As of December 31, 2005, Grupo Cinemex was in compliance with its credit facility covenants.

        All amounts due under the Grupo Cinemex Term Loan continue to remain outstanding subsequent to the January 26, 2006 closing of the merger with Marquee.

        Annual maturities of obligations under long-term debt for the next five years and thereafter are set forth as follows. These balances do not reflect the subsequent repayments as a result of the merger with Marquee.

Year Ending December 31,
2006	$6,412
2007	29,811
2008	38,256
2009	59,560
2010	6,300
Thereafter	903,925

$1,044,264

Derivatives

        On July 28, 2003, Grupo Cinemex entered into an interest rate swap agreement with a maturity of December 26, 2007 to manage its exposure to interest rate movements by effectively converting its previous long-term senior secured credit facility from a variable to a fixed rate. The notional amount of the interest rate swap reduces in accordance with the repayment provisions of Grupo Cinemex's previous long-term senior secured credit facility. Although this senior secured facility was repaid on August 13, 2004, the swap agreement remains outstanding and was redesignated as a hedge of the Grupo Cinemex Term Loan.

        The face amount of the interest rate swap on December 31, 2005 was 750 million Mexican pesos ($70.5 million). The swap agreement provides for the exchange of variable rate payments for fixed rate payments without the effect of leverage and without the exchange of the underlying face amount. The variable rate is based on the 28-day TIIE rate and the fixed rate is 8.5%. The fair market value of the interest rate swap was $2.5 million as of December 31, 2005.

        On August 5, 2005, Grupo Cinemex entered into a new interest rate swap with a face amount of 382.8 million Mexican pesos ($36.0 million) as a complement to the July 28, 2003 interest rate swap noted above. The new interest rate swap was entered into in order to hedge the outstanding debt balance not covered by the July 28, 2003 interest rate swap. This new interest rate swap provides for the exchange of variable rate payment for fixed rate payments. The variable rate is based on the 28-day TIIE rate and the fixed rate is 9.89%. The fair market value of this interest rate swap was $0.2 million as of December 31, 2005.

        The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. However, the Company does not anticipate non-performance by the counterparties.

NOTE 12—EQUITY

        All of LCE's class A and class B voting common stock (collectively, "common stock") authorized, issued and outstanding prior to July 30, 2004 was cancelled in connection with the Acquisition.

        The Company's Class A voting common stock is comprised of four sub-classes: the Class A-1; Class A-2; Class A-3; and Class A-4 common shares (collectively the Class A voting common stock). These shares have a par value of $0.001 and possess all of the voting rights. Except with respect to the election of Board members, all holders of Class A voting common stock vote together as a single class. Holders of Class A-1 and A-2 common stock, each voting separately as a class, are each entitled to elect three Board members. Holders of Class A-3 common stock, voting separately as a class, may elect two Board members. Holders of Class A-4 are not separately entitled to elect a Board member.

        The Company's Class L common stock is non-voting and has a par value of $0.001 per share. Class L common stock is convertible into Class A-4 common stock upon an initial public offering or, with the vote of the board of directors, upon a change of control.

        With respect to liquidation rights, the Class L common stock has preference on distributions by the Company equal to its initial purchase price plus 10% per annum compounded quarterly. After satisfaction of the liquidation preference, remaining distributions are shared by the holders of Class A common stock and Class L common stock on a pro rata basis. There were no distributions during the periods presented.

        The components of accumulated other comprehensive income consist of:

	December 31, 2004	December 31, 2005
Currency translation adjustment	$3,705	$11,444
Minimum pension liability adjustment (net of tax benefit of $373)	—	(1,474)
Unrealized gain on marketable equity securities (net of tax provision of $210)	—	829
Unrealized gain/(loss) on interest rate swaps (net of tax provision of $407 and tax benefit of $229, respectively)	2,872	(904)

	$6,577	$9,895

NOTE 13—LEASES

        As a result of the requirements of EITF No. 97-10, the Company has been deemed the construction period owner of several leased theatre properties (see Note 6), as it paid directly for a substantial portion of the construction costs of these theatres. Upon completion of two of these properties, it was determined that these theatre properties did not qualify for sale/leaseback treatment due to the continuing involvement of the Company in the leased property resulting from the significance of construction costs it funded. As a result, the Company recorded $6.8 million during the period May 27, 2004 (inception) through December 31, 2004 and $2.3 million during 2005 as capital lease and financing lease obligations.

        Future minimum rent commitments at December 31, 2005 under operating leases and capital lease and financing lease obligations are as follows (Grupo Cinemex operating lease totals included below include an inflationary factor in the annual minimum lease commitments for all applicable leases):

Year Ending December 31,	Operating Leases	Capital Lease and Financing Lease Obligations
2006	$114,438	$3,535
2007	111,643	3,698
2008	107,016	3,833
2009	106,494	3,845
2010	105,899	3,952
Thereafter	801,059	36,627

Total minimum rent	$1,346,549	55,490

Less amount representing interest		26,139

Net minimum rent		$29,351

        LCE's minimum rent expense related to operating leases was $101.6 million and $59.9 million for the year ended December 31, 2003 and the seven months ended July 30, 2004, respectively. Holdings' minimum rent expense related to operating leases was $42.9 million and $106.2 million for the period May 27, 2004 (inception) through December 31, 2004 and the year ended December 31, 2005, respectively. In addition to the minimum rent expense noted above, the Company incurs percentage rent charges. LCE's percentage rent expense was $11.9 million and $6.8 million for the year ended December 31, 2003 and the seven months ended July 30, 2004, respectively. Holdings' percentage rent expense was $3.7 million and $8.7 million for the period May 27, 2004 (inception) through ended December 31, 2004 and the year ended December 31, 2005, respectively.

NOTE 14—EMPLOYEE AND POST-RETIREMENT BENEFIT PLANS

Profit Sharing and Savings Plan

        The Company has a defined contribution Profit Sharing and Savings Plan (the "Savings Plan") for substantially all eligible salaried employees in the United States, to which the Company contributes by matching 50% of the employee contribution up to a maximum of the first 6% of the statutory limit of eligible compensation. A participant may elect to contribute up to an additional 10% of eligible compensation (subject to the statutory limit); however, the incremental amount is not eligible for matching contributions by the Company. The Savings Plan also provides for discretionary profit sharing contributions, the annual amount of which is determined by the Company. The expense recorded by LCE related to contributions to the Savings Plan aggregated $1.6 million and $1.4 million for the year ended December 31, 2003 and the seven months ended July 30, 2004, respectively. The expense recorded by Holdings related to contributions to the Savings Plan aggregated $327 and $1.7 million for the period May 27, 2004 (inception) through December 31, 2004 and the year ended December 31, 2005, respectively.

Employee Health and Welfare and Other Post-retirement Benefits

        The Company provides post-retirement health and welfare benefits to eligible employees in the United States. Employees become eligible for the benefits upon retirement. These benefits are payable, with regard to health care, for the life of the retiree and up to 12 months following the death of the retiree for the spouse, and with regard to life insurance, for the life of the retiree. The Company retains the right to modify or terminate the post-retirement life and medical benefits. The post-retirement life and health care benefits are contributory, with retiree contributions including deductibles and co-payments. The Company has not funded this plan as of December 31, 2005.

        The significant assumptions used in determining post-retirement benefit cost are as follows:

			Successor
	Predecessor
			May 27 (inception) to December 31, 2004
	Year Ended December 31, 2003	Seven Months Ended July 30, 2004		Year Ended December 31, 2005
Discount rate for net periodic benefit costs	6.75%	6.25%	6.00%	5.75%

        The significant assumptions used in determining the accumulated post-retirement benefit obligation ("APBO") were as follows:

	December 31, 2004	December 31, 2005
Discount rate for benefit obligations	5.75%	5.50%
Assumed health care trend rate—Pre 65 Medical	9.00%	8.50%
Assumed health care trend rate—Post 65 Medical	—	8.50%
Assumed health care trend rate—Prescription drug	—	11.00%
Annual decrease in assumed health care trend rate(a)	0.50%	0.50%
Assumed ultimate health care trend rate	5.00%	5.00%
Assumed ultimate trend rate to be reached in year	2013	2013

(a)
The annual decrease in the assumed health care trend rate is 0.50% for all three assumed health care trend rates until 2008 when the annual decrease for the prescription drug rate increases to 1.0% until it reaches the ultimate health care trend rate.

        An increase of 1% in the assumed health care cost trend rate would increase the net periodic costs as of December 31, 2005 by $167 and the accumulated post-retirement benefit obligation at December 31, 2005 by $1.9 million.

        The Company anticipates qualifying for the Medicare Part D prescription drug federal subsidy and intends to apply for the 2007 plan year, therefore the above disclosure reflects, as of January 1, 2005, the future subsidy payments from Medicare, commencing in 2007.

        The reduction in the APBO for the subsidy related to benefits attributed to past service as of January 1, 2005 is estimated to be $1.1 million. The effect of the subsidy on the measurement of the net periodic postretirement benefit cost for 2005 is estimated to be $0.2 million. This includes the amortization of the actuarial experience gain as a component of the net amortization, the reduction in current period service cost due to the subsidy and the resulting reduction in interest cost on the APBO as a result of the subsidy.

        Net post-retirement life and medical benefit expense was as follows:

			Successor
	Predecessor
			May 27 (inception) to December 31, 2004
	Year Ended December 31, 2003	Seven Months Ended July 30, 2004		Year Ended December 31, 2005
Net periodic benefit cost
Service cost	$170	$141	$106	$421
Interest cost	389	325	230	583
Amortization of prior service cost	7	(4)	—	—
Amortization of losses	22	170	—	—

Net periodic post- retirement expense	$588	$632	$336	$1,004

        The status of the Company's post-retirement life and medical benefits were as follows:

	January 1 to July 30, 2004	May 27, 2004 (inception) to December 31, 2004	Year ended December 31, 2005
	(Predecesor)	(Successor)	(Successor)
Change in benefit obligation:
Benefit obligation at beginning of period	$6,395	$—	$10,031
Transferred balance from Predecessor	—	9,611	—
Service cost	141	106	421
Interest cost	325	229	583
Plan participant contribution	4	3	9
Actuarial loss	3,279	355	1,562
Benefits paid	(533)	(273)	(341)

Benefit obligation at end of period	$9,611	$10,031	$12,265

Change in plan assets:
Fair value of plan assets at beginning of period	$—	$—	$—
Transferred balance from Predecessor	—	—	—
Employer contribution	529	270	332
Plan participant contributions	4	3	9
Benefits paid	(533)	(273)	(341)

Fair value of plan assets at end of period	$—	$—	$—

	July 30, 2004	December 31, 2004	December 31, 2005
	(Predecesor)	(Successor)	(Successor)
Accrued benefit costs at:
Total accumulated obligations	$(8,504)	$(10,031)	$(12,265)
Funded status	—	—	—
Unrecognized net loss	356	356	1,917

Accrued liability	$(8,148)	$(9,675)	$(10,348)

        The Company expects to make the following future benefit payments:

2006	$514
2007	531
2008	556
2009	611
2010	650
years 2011-2015	4,068

        Additionally, the Company expects to make a contribution of $514 to the post retirement benefit plan net of employee contribution for the year ending December 31, 2006.

Pension Plans

        The Company provides several pension plans covering its employees in both the U.S. and Mexico.

        In the U.S., the Company maintains two pension plans, the Cineplex Odeon Corporation U.S. Employees' Pension Plan (the "U.S. Pension Plan") and the Loews Cineplex Entertainment Corporation Service Recognition Plan for Hourly Employees (the "SRP"). The U.S. Pension Plan is a frozen cash balance plan. The SRP is a defined benefit plan covering all eligible hourly U.S. employees, as defined by the SRP, and provides benefits based on years of service.

        In Mexico, the Company provides a Seniority Premium and Termination Indemnity for Retirement Plan (the "Mexico Plan") to all eligible employees of Servicios Cinematograficos Especializados, S.A. de C.V. ("SCE") and a Termination Indemnity Retirement Plan to all eligible employees of Servino, S.A. de C.V. ("Servino"). Both SCE and Servino are wholly owned subsidiaries of Grupo Cinemex. The Mexico Plan establishes compensation upon retirement (pension and seniority premium) based on years of service rendered and the employee's age and salary at the date of retirement. The Company has not funded the Mexico Plan as of December 31, 2005.

        The significant weighted average assumptions used in determining pension plan costs for all the pension plans were as follows:

			Successor
	Predecessor
			May 27 (inception) to December 31, 2004
	Year Ended December 31, 2003	Seven Months Ended July 30, 2004		Year Ended December 31, 2005
Discount rate for net periodic benefit costs	6.17%	6.00%	5.67%	5.60%
Assumed rate of increase in compensation (Mexican Plan only)	1.00%	1.00%	1.00%	1.00%
Assumed return on plan assets	9.00%	9.00%	9.00%	5.00-8.38%

        The significant weighted average assumptions used in determining accumulated benefit obligations for all the pension plans were as follows:

	December 31, 2004	December 31, 2005
Discount rate for benefit obligations	5.67%	5.50%
Assumed rate of increase in compensation (Mexican Plan only)	1.00%	1.00%
Assumed return on plan assets	9.00%	5.00-8.38%

        The discount rate used for the Company's pension plans reflects the rate at which benefits provided under the pension plans could effectively be settled by purchasing annuities from an insurance company. The expected benefit payments were assumed to have been paid mid-year. The discount rate analysis was based on the Citigroup Pension Discount Curve Annual Spot Rate as of December 31, 2005. This rate is comprised of the average spot rate of bonds used to construct a high-quality portfolio, which would match the liability stream of the pension plans. The Company considers this approach to be an appropriate guideline on which to base the discount rate assumptions.

        Net periodic pension plan costs in the aggregate for the pension plans include the following components:

			Successor
	Predecessor
			May 27 (inception) to December 31, 2004
	Year Ended December 31, 2003	Seven Months Ended July 30, 2004		Year Ended December 31, 2005
Net periodic benefit cost
Service cost	$351	$198	$155	$425
Interest cost	720	404	274	691
Amortization of transition obligation	39	22	15	39
Net recognized return on plan assets	(642)	(441)	(314)	(683)
Amortization of losses	12	5	—	1

Net periodic benefit expense	$480	$188	$130	$473

        A reconciliation of the Company's pension plan benefit obligation in the aggregate for all pension plans follows:

	January 1 to July 30, 2004	May 27, 2004 (inception) to December 31, 2004	Year ended December 31, 2005
	(Predecesor)	(Successor)	(Successor)
Change in benefit obligation:
Benefit obligation at beginning of period	$11,331	$—	$11,219
Transferred balance from Predecessor	—	11,240	—
Service cost	205	149	425
Interest cost	393	285	691
Actuarial loss	211	153	1,216
Benefits paid	(900)	(651)	(1,137)

Benefit obligation at end of period	$11,240	$11,176	$12,414

        The status of the Company's pension plan assets and funded status in the aggregate for all pension plans was as follows:

	January 1 to July 30, 2004	May 27, 2004 (inception) to December 31, 2004	Year ended December 31, 2005
	(Predecesor)	(Successor)	(Successor)
Change in plan assets:
Fair value of plan assets at beginning of period	$8,128	$—	$8,552
Transferred balance from Predecessor	—	8,374	—
Actual return on plan assets	565	409	2
Company contributions	581	420	345
Benefits paid	(900)	(651)	(1,137)

Fair value of plan assets at end of period	$8,374	$8,552	$7,762

Change in funded status of plan:
Funded status of plan	$(2,866)	$(2,625)	$(4,652)
Unrecognized actuarial loss	(295)	(295)	1,604
Unrecognized transition obligation	498	498	486
Additional liability	(28)	(28)	(1,474)

Accrued benefit cost at end of period	$(2,691)	$(2,450)	$(4,036)

        The Company's weighted average pension plan asset allocations by asset category for all pension plans and the target allocation ranges by asset category for all pension plans, excluding the SRP, are shown in the table below. The SRP's target asset allocation is 100% in fixed income investments and is not reflected in the table below.

Asset Categories for Pension Plans	Actual Allocation December 31, 2004	Actual Allocation December 31, 2005	Target Allocation
Cash and equivalents	6.3%	3.6%	0.0%
International equities	10.1%	11.4%	16.0%
Fixed income	22.1%	22.7%	30.0%
Domestic equities	61.5%	62.3%	54.0%

        The Company's pension plan committee's policy is to invest pension plan assets in a diversified portfolio consisting of a traditional mix of U.S. and International equity securities and fixed income securities. These investments are made in order to achieve a targeted long-term rate of return of up to 9.00%. The pension plan committee believes that the pension plans' risk and liquidity are, in large part, a function of asset mix and has reviewed the long-term performance characteristics of various asset classes and has focused on balancing risk and reward over the long-term. The pension plan committee utilizes specialists to assist it with its analysis of investment allocations.

        The Company expects to make the following future benefit payments:

2006	$1,096
2007	1,075
2008	1,077
2009	999
2010	1,346
years 2011-2014	4,891

        Additionally, the Company expects to make contributions of $1.1 million to the pension plans for the year ending December 31, 2006.

Other Plans

        Certain theatre employees are covered by union-sponsored pension and health and welfare plans. Company contributions into these plans are determined in accordance with provisions of negotiated labor contracts. LCE's contributions aggregated $1.1 million and $526 for the year ended December 31, 2003 and the seven months ended July 30, 2004, respectively. Holdings' contributions aggregated $267 and $682 for the period May 27, 2004 (inception) through December 31, 2004 and the year ended December 31, 2005, respectively.

NOTE 15—RELATED PARTY TRANSACTIONS

        The Company has entered into transactions with certain related parties, including its stockholders. A summary of significant transactions with these parties is provided below.

        LCE had agreed to pay Onex and OCM Cinema an annual management fee of $5.0 million. A total of $7.9 million of this management fee was accrued as of July 30, 2004. This liability was discharged in connection with the Acquisition (see Note 3).

        LCE agreed to pay Onex and OCM Cinema $1.4 million and $720, respectively, for reimbursement of third party invoices related to financial advisory services provided to LCE. This fee was paid during 2003 and is included in General and administrative expense in the combined consolidated statement of operations for the year then ended.

        The Company has agreed to pay Bain, Carlyle and Spectrum, collectively, an annual management fee of $4.0 million, in connection with planning, strategy, oversight and support to management. This management fee is prepaid on a quarterly basis. A total of $1.0 million of this management fee was included in the consolidated balance sheet under Prepaid expenses and other current assets as of December 31, 2004 and 2005 and $1.7 million and $4.0 million was included in the General and administrative expenses line item in the consolidated statement of operations for the period May 27, 2004 through December 31, 2004 and the year ended December 31, 2005, respectively.

        The Company paid, concurrent with the closing of the Acquisition, Bain, Carlyle and Spectrum $20.0 million for financial advisory services provided to the Company. Of this $20.0 million, $10.1 million was related to the Acquisition and $9.9 million was related to the Company's new debt. Additionally, the Company agreed to reimburse Bain, Carlyle and Spectrum $300 for various out-of-pocket expenses they incurred as a result of the Acquisition. This expense reimbursement was paid concurrent with the closing of the Acquisition.

        The Company has an outstanding note receivable from a former officer of Grupo Cinemex. This note receivable is denominated in U.S. dollars and bears interest at a fixed rate of 8.0% per annum. This note receivable balance was $1.4 million and $1.0 million as of December 31, 2004 and 2005, respectively. The Company has a liability of $2.4 million and $1.6 million payable to the same former officer related to a non-compete agreement as of December 31, 2004 and 2005, respectively.

        Construction of Grupo Cinemex' theatres are primarily performed by two companies: Inmobiliaria y Constructora K, S.A. de C.V. ("Inmobiliaria K") and Constructora Andres Bello ("Andres Bello"). An individual who has investments in each of the two entities is the Director of Real Estate of Grupo Cinemex. The general manager of Inmobiliaria K and Andres Bello is the father of the same individual. The construction services provided by the two companies are generally negotiated at cost plus a predetermined margin.

        The following table provides additional information related to the transactions between Grupo Cinemex and the related parties noted above.

	Amounts paid during the year ended December 31, 2003	Amounts paid during the seven months ended July 30, 2004	Amounts paid from May 27, 2004 (inception) to December 31, 2004	Amounts paid during the year ended December 31, 2005
	(Predecesor)	(Successor)	(Successor)	(Successor)
Andres Bello	$8,006	$1,867	$228	$174
Inmobiliaria K	$3,345	$5,025	$4,432	$2,325

NOTE 16—INCOME TAXES

        The components of loss before income taxes are as follows:

	Combined Consolidated Predecessor		Consolidated Successor
	For the Year Ended December 31, 2003	Period from January 1 to July 30, 2004	May 27, 2004 (inception) to December 31, 2004	For the Year Ended December 31, 2005
United States	$34,657	$26,694	$(18,277)	$(29,394)
Foreign	3,350	738	(7,825)	(8,030)

Total	$38,007	$27,432	$(26,102)	$(37,424)

        The provision/(benefit) for income taxes consists of the following:

	Combined Consolidated Predecessor		Consolidated Successor
	For the Year Ended December 31, 2003	Period from January 1 to July 30, 2004	May 27, 2004 (inception) to December 31, 2004	For the Year Ended December 31, 2005
Current tax provision/(benefit)
Federal	$—	$3,092	$(3,303)	$—
State and local	1,963	1,450	(1,281)	1,570
Foreign	3,349	841	959	1,779

Total current	5,312	5,383	(3,625)	3,349
Deferred tax provision/(benefit)
Federal	10,980	4,892	2,442	4,590
State and local	1,592	1,794	(753)	1,036
Foreign	(2,545)	817	(1,308)	(1,427)

Total deferred	10,027	7,503	381	4,199

Total tax provision/(benefit)	$15,339	$12,886	$(3,244)	$7,548

        Reconciliation of the provision/(benefit) for income taxes to the statutory federal income tax rate follows:

	Combined Consolidated Predecessor				Consolidated Successor
	For the Year Ended December 31, 2003%		Period from January 1 to July 30, 2004%		May 27, 2004 (inception) to December 31, 2004%		For the Year Ended December 31, 2005%
Provision/(benefit) on income/(loss) before Income taxes and discontinued operations at statutory federal income tax rate	$13,302	35.0	$9,601	35.0	$(9,136)	35.0	$(13,099)	35.0
Provision/(benefit) for state and local taxes (net of federal income tax benefit)	2,311	6.1	2,109	7.7	(1,322)	5.1	1,800	(4.8)
Increase in valuation allowance	—	—	—	—	5,171	(19.8)	—	—
Sale of Megabox	—	—	—	—	—	—	10,448	(27.9)
Megabox dividend	—	—	—	—	—	—	4,180	(11.2)
Mexican inflationary adjustment	265	0.7	1,399	5.1	2,390	(9.2)	1,213	(3.2)
Foreign equity investments	19	0.0	(223)	(0.8)	(386)	1.5	(1,285)	3.4
Foreign withholding tax	—	—	—	—	—	—	1,480	(4.0)
Other	(558)	(1.4)	—	—	39	(0.2)	2,811	(7.5)

	$15,339	40.4	$12,886	47.0	$(3,244)	12.4	$7,548	(20.2)

        Significant components of the deferred tax assets and liabilities follow:

	December 31, 2004	December 31, 2005
Deferred tax assets:
Net operating loss carryforwards	$188,162	$195,251
Accrued liabilities	3,515	2,933
Property and equipment	86,895	92,441
Deferred rent liability	9,024	6,157
Deferred revenue	5,501	4,178
Capital loss carryforward	13,592	—
Other	10,114	13,314

	316,803	314,274
Deferred tax liabilities:
Intangible asset	12,423	10,300
Partnership equity interest	16,382	18,169
Other	3,394	3,742

	32,199	32,211
Less: Valuation allowance	(272,818)	(268,278)

Net deferred tax asset	$11,786	$13,785

        The valuation allowance of $268.3 million as of December 31, 2005 represents a provision for the uncertainty as to the realization of deferred income tax assets, including temporary differences associated with depreciation and net operating loss ("NOL") carryforwards. The Company has concluded that, based upon expected future results, it is more likely than not that the deferred income tax asset balance related to its U.S. operations will not be realized.

        As a result of Loews Cineplex Theatres, Inc.'s, a wholly-owned subsidiary of LCE, emergence from bankruptcy in 2002 and the ownership changes in 2002 and 2004 the ability to utilize the remaining U.S. NOLs will be subject to limitations. Significantly all of the deferred tax asset and the valuation allowances were established as part of the ownership changes and the related purchase accounting. As a result, any tax benefit derived from the release of the valuation allowances post-change will be accounted for as a credit to goodwill until exhausted, then intangible assets until exhausted and lastly as a deduction from the income tax provision.

        The deferred tax asset for NOL carryforward at December 31, 2005 primarily relates to the U.S. operations and will expire between the years 2006 and 2026. The capital loss carryforward of $32.1 million at December 31, 2004 was utilized in 2005 and since its origin was a pre-change period it reduced goodwill rather than the current tax provision.

        No provision has been made for foreign withholding taxes or U.S. income taxes associated with the cumulative undistributed earnings of foreign corporate joint ventures at December 31, 2005, as these earnings are expected to be reinvested indefinitely in working capital and other business needs. It is not practicable to make a determination of the amount of unrecognized deferred income tax liability with respect to such earnings.

        In October 2004, the American Jobs Creation Act of 2004 (the "AJCA") was passed. The AJCA creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations. The Company has evaluated the impact of AJCA and has determined not to elect the temporary incentive.

NOTE 17—SEGMENTS

        The Company is engaged in one line of business, film exhibition. The following table presents summarized financial information about the Company by geographic segment. Financial information related to the Company's international joint ventures and its investment in Grupo Cinemex is included in International. Information related to the international joint ventures is included on an equity method basis. There were no material amounts of sales or transfers among geographic segments.

Predecessor Company	United States	International	Combined Consolidated
Year ended December 31, 2003
Box office revenues	$556,380	$72,263	$628,643
Concessions	211,806	41,600	253,406
Total operating revenues	797,614	130,624	928,238
Gain on asset disposition	(4,508)	—	(4,508)
Income from continuing operations	63,111	11,643	74,754
Equity (income)/loss	1,541	(56)	1,485
Total assets	1,195,697	401,622	1,597,319
Capital expenditures	23,793	17,102	40,895
Depreciation and amortization expense	57,149	23,791	80,940
Seven months ended July 30, 2004
Box office revenues	$336,544	$48,270	$384,814
Concessions	126,942	29,704	156,646
Total operating revenues	480,910	86,370	567,280
(Gain)/loss on asset disposition	(4,550)	816	(3,734)
Income from continuing operations	44,453	5,565	50,018
Equity income	(94)	(839)	(933)
Capital expenditures	27,835	8,803	36,638
Depreciation and amortization expense	35,817	13,806	49,623

Successor Company	United States	International	Consolidated
May 27, 2004 (inception) through December 31, 2004
Box office revenues	$210,686	$26,859	$237,545
Concessions	78,891	15,993	94,884
Total operating revenues	304,172	51,866	356,038
Loss on asset disposition	156	1,274	1,430
Income/(loss) from continuing operations	12,584	(3,237)	9,347
Equity income	(99)	(1,339)	(1,438)
Total assets	1,338,082	413,876	1,751,958
Capital expenditures	9,054	8,151	17,205
Depreciation and amortization expense	32,776	12,995	45,771
Year ended December 31, 2005
Box office revenues	$503,788	$77,190	$580,978
Concessions	197,455	47,170	244,625
Total operating revenues	732,265	142,451	874,716
Loss on asset disposition	128	706	834
Income from continuing operations	17,844	2,266	20,110
Equity income	(19,096)	(4,038)	(23,134)
Total assets	1,335,517	377,623	1,713,140
Capital expenditures	24,344	42,982	67,326
Depreciation and amortization expense	80,903	33,160	114,063

LCE HOLDINGS, INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and as otherwise noted)

NOTE 18—STOCK-BASED COMPENSATION

Stock Option Plan

        On November 8, 2004, the Boards of Directors of the Company and LCE Intermediate Holdings, Inc., a wholly-owned subsidiary of the Company, approved and these companies adopted a new Management Stock Option Plan (the "Option Plan") providing for the granting of options to key employees of LCE. The Option Plan provides for the grant of stock options to participants thereunder to purchase up to 59,103 shares of Class A Common Stock and 6,567 shares of Class L Common Stock of LCE Holdings, Inc. and 1,176 shares of Preferred Stock of LCE Intermediate Holdings, Inc. The exercise prices of the Class A Common Stock, the Class L Common Stock and Preferred Stock options are $1.00, $81.00 and $100.00, respectively. If unexercised, the options will expire on July 30, 2014. One-third of the options granted with respect to each class of stock vest in equal annual installments on each of the five annual anniversary dates of July 30, 2004. The remaining two-thirds may vest in whole or in part based upon the value of the equity of LCE Holdings, Inc. upon certain changes of control or upon certain transfers of shares at or following an initial public offering and in any event will vest by July 30, 2011. During November 2004, all stock options available for grant under the Option Plan were granted to the Chief Executive Officer of Grupo Cinemex. No other grants were made during 2004 and there were no options issued or outstanding in any of the prior periods presented.

        On January 1, 2005, the Boards of Directors of the Company and LCE Intermediate Holdings, Inc. expanded the Option Plan to authorize the grant of options to acquire up to an aggregate of 2,859,836 shares of Class A Common Stock and 317,760 shares of Class L Common Stock of the Company and 56,925 shares of Preferred Stock of LCE Intermediate Holdings, Inc. On January 12, 2005, the Company granted stock options to purchase up to 1,254,514 shares of Class A Common Stock and 139,389 shares of Class L Common Stock of the Company and 24,977 shares of Preferred Stock of LCE Intermediate Holdings, Inc. Additionally, on April 4, 2005, the Company granted stock options to purchase up to 76,262 shares of Class A Common Stock and 8,474 shares of Class L Common Stock of the Company and 1,518 shares of Preferred Stock of LCE Intermediate Holdings, Inc. The exercise prices of the Class A Common Stock, the Class L Common Stock and Preferred Stock options are $1.00, $81.00 and $100.00, respectively.

        If unexercised, the options granted on January 12, 2005 will expire on July 30, 2014 and the options granted on April 4, 2005 will expire on April 4, 2015. One-third of the options granted with respect to each class of stock vest in equal annual installments on each of the five annual anniversary dates from July 30, 2004. The remaining two-thirds may vest in whole or in part based upon the value of the equity of the Company upon certain changes of control or upon certain transfers of shares at or following an initial public offering and in any event will vest by July 30, 2011 (or April 4, 2012 in the case of the options granted on April 4, 2005).

        As a result of the completion of the merger with Marquee all stock options were cancelled on January 26, 2006.

        The following table summarizes stock option activity and information about the stock options outstanding at December 31:

	2004		2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year (May 27 for 2004)	—	$—	66,846	$10.60
Granted	66,846	$10.60	1,505,134	$10.60
Exercised	—	$—	—	$—
Forfeited/Expired	—	$—	—	$—

Outstanding at end of year	66,846	$10.60	1,571,980	$10.60

Options exercisable at end of year	—	$—	4,412	$10.60
Weighted average fair value of options granted		$4.89		$4.89
Options available for grant at year end	—		1,662,541
Weighted average remaining contractual life		10 years		10 years

Stock Appreciation Rights

        In November 2004, the Company entered into a Stock Appreciation Rights Agreement (the "SAR Agreement") with the Chief Executive Officer of Grupo Cinemex under which stock appreciation rights ("SARs") based upon the equity value of Grupo Cinemex were granted. The SARs granted allow for the receipt of cash payments equivalent to the increase in value of 4,405 units (representing 4,405 shares of Grupo Cinemex Common Stock and 67,737 shares of Grupo Cinemex Preferred Stock) from July 30, 2004. The SARs vest in a manner consistent with that of the stock options granted under the Option Plan except that the equity valuation is based upon the equity of Grupo Cinemex.

        No stock-based compensation expense related to the SARs granted is reflected in the period from May 27 (inception) to December 31, 2004 and the year ended December 31, 2005, as there has been no appreciation in the equity value (as defined in the SAR Agreement) of Grupo Cinemex.

        The SARs remain outstanding following the merger with Marquee.

NOTE 19—COMMITMENTS AND CONTINGENCIES

Guarantees and Indemnification Obligations

        The Company has agreements with certain vendors, financial institutions, lessors and service providers pursuant to which it has agreed to indemnify the other party for certain matters, such as acts and omissions of the Company, its employees, agents or representatives.

        In November 2003, the Cineplex Galaxy Income Fund (the "Fund"), a Canadian income trust, was established to indirectly hold substantially all the assets of COC, a former wholly-owned subsidiary of LCE, and all of the capital stock of Galaxy Entertainment, Inc., another Canadian film exhibitor controlled by Onex. On November 26, 2003, the Fund completed an initial public offering of Fund Units in Canada. As a result of these transactions, LCE, through COC, indirectly owned 44.4% of the

Fund and agreed to indemnify the Fund, the holders of Fund Units and the underwriters, among others, for liabilities resulting from misrepresentations in the prospectus used in the offering of Fund Units and breaches of the representations and warranties made by COC in the various agreements entered into in connection with the sale of COC's assets and the offering. LCE's total maximum liability under this indemnity was limited to the net cash proceeds of the offering plus amounts drawn under the Cineplex Galaxy Term Loan facility that was put in place in connection with the offering ($164.5 million). In connection with the sale of COC to affiliates of Onex and OCM Cinema, these affiliates agreed to indemnify LCE for any and all liabilities resulting from LCE's indemnification obligations.

        In January 2004, LCE issued a corporate guaranty on behalf of Neue Filmpalast, its former German partnership, for certain acquisition related costs that the partnership was required to pay. In April 2004, LCE made an additional contribution of $1.2 million to Neue Filmpalast, its German partnership, which the Company believes satisfied a significant portion of the guaranty. Additionally, a subsidiary of LCE was guarantor of several of the theatre leases of Neue Filmpalast. In connection with the sale of LCE's interest in the German operations to affiliates of Onex and OCM Cinema, these affiliates have agreed to indemnify the Company for any and all liabilities resulting from LCE's indemnification obligations.

        In December 2005, the Company sold its 50% interest in Megabox to Finventures and Mediaplex (see Note 8). Under the terms of the stock purchase agreement with Fineventures, Loews Cineplex Theatres, Inc. ("LCT"), a subsidiary of LCE, agreed to indemnify Finventures for losses resulting from any breach by LCT of certain representations, warranties and covenants contained in the stock purchase agreement to the extent that such losses exceeded $1 million, but no more than $4 million. In addition, LCT agreed to indemnify Finventures for 45% of any losses, up to a maximum of $2.9 million, sustained by Megabox related to an existing lawsuit between Megabox and the landlord at one of its theatres. LCT has recorded a liability of $2.9 million related to this indemnification as of December 31, 2005.

        Except as noted above and based upon the Company's historical experience and information known as of December 31, 2005, the Company believes its potential liability related to its guarantees and indemnities is not material.

Commitments

        As of December 31, 2005, the Company has aggregate capital commitments in the U.S. of $100.6 million primarily related to the completion of construction of four theatre properties (comprising 64 screens) and the expansion of two theatre properties (comprising nine screens). The Company expects to complete construction and to open these theatres during the period from 2006 to 2007.

        As of December 31, 2005, Grupo Cinemex had planned capital investments (but not contractual obligations) of $27.3 million related to eight theatre properties (comprising 137 screens). Grupo Cinemex expects to complete construction and to open these theatres during the next five years.

Metreon Arbitration

        In May 1997, LCE entered into a 21-year lease with Metreon, Inc. ("Metreon") to operate a megaplex theatre in an entertainment/retail center developed by Metreon in San Francisco. Since that theatre opened in June 1999, LCE has had a dispute with Metreon with respect to (1) construction costs that Metreon claims are LCE's responsibility under the lease and (2) the percentage of the center occupied by the theatre and the nature, magnitude and allocation of the costs that Metreon is seeking to include as operating expenses under the lease. The amount of operating expenses claimed by Metreon to be allocable to this theatre is based upon the landlord's assertion that LCE occupies at least 48.5% of the center. LCE asserted that it occupied substantially less of the center and that various expenses included in operating expenses charged to LCE were improper. In the Chapter 11 proceeding LCE assumed the Metreon lease without prejudice to any of LCE's or Metreon's rights with respect to the merits of the dispute or the appropriate forum for resolving the dispute. In September 2003, an arbitration was conducted to determine the percentage of the center occupied by the theatre. On March 16, 2004, the arbitrators issued a final award fixing at 34.49% the percentage, as of August 1, 2003, of the center occupied by LCE and directing Metreon to pay LCE's legal fees and expenses related to the arbitration. Metreon sought to have the award vacated in state court in California and a hearing regarding Metreon's motion was held on July 8, 2004. By order dated August 2, 2004, the court denied Metreon's motion to vacate the arbitration award, confirmed the award, and awarded LCE attorneys fees and costs to be determined in post-hearing submissions. A judgment confirming the arbitration award was entered by the court on September 3, 2004. Metreon appealed this judgment in the California Court of Appeal and on November 22, 2005, that court vacated the arbitration award on the grounds that the arbitrators had exceeded their authority by permitting extrinsic evidence to be introduced in the proceedings in violation of an integration clause contained in the lease. The court also awarded Metreon its costs and fees on appeal. On December 28, 2005, LCE filed a petition for review of this decision with the Supreme Court of California. The petition was recently denied. Therefore, the arbitration award previously entered by the trial court will be formally vacated by that court and a new arbitration hearing will be scheduled. The Company believes it has meritorious defenses to all of Metreon's claims against LCE under the lease and it intends to continue to vigorously defend its position. However, the Company cannot predict the outcome of this arbitration. Management believes it has adequately estimated and provided for such costs associated with this matter.

Six West Retail Acquisition, Inc.

        Six West Retail Acquisition, Inc., a real estate development company, commenced an action on July 24, 1997, alleging that Sony Corporation, LCE and certain of its current and former officers and directors violated federal antitrust laws by engaging in block-booking agreements and monopolizing the motion picture exhibition market in New York City, and that LCE violated its contractual and fiduciary responsibilities in managing three theatres for Six West. In March 2004, the judge in this case issued an opinion and order granting defendants' motion for summary judgment and dismissed all of Six West's claims. Six West appealed that decision only as against the corporate defendants and not the individuals. On March 30, 2005, a panel of the court of appeals affirmed the lower court's decision. On April 13, 2005, Six West petitioned the court of appeals for a rehearing of its appeal by the full court. This motion was subsequently denied. In September 2005, Six West filed a petition for writ of certiorari with the Supreme Court of the United States regarding this case, which was also subsequently denied. As a result, Six West's claims relating to this case in LCE's 2001 bankruptcy proceedings have been expunged.

Discount Ticket Litigation

        LCE sold various types of advance sale discount movie tickets with expirations dates to California business customers that, in turn, have either re-sold or given away such movie tickets to employees or valued customers. On December 15, 2003, Daniel C. Weaver filed suit in San Francisco Superior Court against the Company alleged its illegal sale in California of gift certificates with expiration dates under California Civil Code Section 1749.5 (a strict liability statute which expressly prohibits such sales), California Civil Code Section 1750 et seq. and California's Business and Professions Code Section 17200 et seq. The Weaver compliant alleged that such corporate discount tickets constituted gift certificates subject to California's prohibition on selling gift certificates that contain an expiration date. The Weaver case was filed as both a class action and as a private attorney general action on behalf of the general public, and sought declaratory relief, injunctive relief, disgorgement and restitution related to sales of such alleged gift certificates during the putative class period. The Company reached agreement to settle this case, and in November 2005 the Court approved the settlement agreement. The Company's obligations under the settlement agreement will not have a material impact on its operating results or financial position.

Other

        Other than the lawsuits noted above, the Company is a defendant in various lawsuits arising in the ordinary course of business and is involved in certain environmental matters. From time to time the Company is involved in disputes with landlords, contractors and other third parties. It is the opinion of management that any liability to the Company, which may arise as a result of these matters, will not have a material adverse effect on the Company's operating results, financial position or cash flows.

AMC ENTERTAINMENT INC.

PROSPECTUS
                        , 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, are estimated.

Securities and Exchange Commission registration fee	$

New York Stock Exchange listing fee		*
National Association of Securities Dealers, Inc. filing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 102 of the Delaware General Corporation Law (the "DGCL") grants us the power to limit the personal liability of our directors or our stockholders for monetary damages for breach of a fiduciary duty. Article            of our Amended and Restated Certificate of Incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the Delaware General Corporation Law (unlawful dividends); or for transactions from which the director derived improper personal benefit.

        Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against certain costs and expenses, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the corporation if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article    of our Amended and Restated Bylaws requires us to indemnify any current or former directors or officers to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to us of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise. Article    also permits us to indemnify any current or former employees or agents to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon such terms and conditions, if any, as we deem appropriate.

        Section 145 of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person's status as such. As permitted by Section 145 and Section 6.08 of our Amended and Restated

Bylaws, we carry insurance policies insuring its directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

        In the past three years, we have not sold securities without registration under the Securities Act of 1933, except as described below.

        On February 24, 2004, we sold $300 million aggregate principal amount of 8% senior subordinated notes due 2014 to institutional purchasers in reliance on the exemption from registration provided under Rule 144A promulgated under the Securities Act. Citigroup Global Markets Inc., Banc of America Securities LLC and Scotia Capital (USA) Inc. acted as representatives of the initial purchasers. We used the proceeds, plus cash on hand, to redeem all outstanding $200 million aggregate principal amount of our 9 1/2% senior subordinated notes due 2009 and $83.4 million aggregate principal amount of our 9 1/2% senior subordinated notes due 2011.

        On August 18, 2004, we issued $304 million aggregate principal amount at maturity of 12% senior discount notes due 2014 to institutional purchasers in reliance on the exemption from registration provided under Rule 144A promulgated under the Securities Act. J.P. Morgan Securities Inc., Citigroup Global Markets Inc., BNP Paribas Securities Corp., Scotia Capital (USA) Inc. and UBS Securities LLC acted as representatives of the initial purchasers. We used the proceeds for the merger consideration to our stockholders in connection with a going private transaction conducted by JPMP and Apollo through Marquee Holdings Inc.

        On August 18, 2004, Marquee Inc. issued $205 million aggregate principal amount of senior floating rate notes due 2010 and $250 million aggregate principal amount of 8 5/8% senior fixed rate notes due 2012 to institutional purchasers in reliance on the exemption from registration provided under Rule 144A promulgated under the Securities Act. On December 23, 2004, we assumed the senior floating rate notes due 2010 and the senior fixed rate notes due 2012 and became the Company for all purposes of the senior floating rate notes due 2010 and the senior fixed rate notes due 2012. J.P. Morgan Securities Inc., Citigroup Global Markets Inc., BNP Paribas Securities Corp., Scotia Capital (USA) Inc. and UBS Securities LLC acted as representatives of the initial purchasers. We used the proceeds for the merger consideration to our stockholders in connection with a going private transaction conducted by JPMP and Apollo through Marquee Holdings Inc.

        On January 26, 2006, we issued $325 million aggregate principal amount of 11% senior subordinated notes due 2016 to institutional purchasers in reliance on the exemption from registration provided under Rule 144A promulgated under the Securities Act. Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. acted as representatives of the initial purchasers. We used the proceeds to refinance Loews's outstanding 9.0% senior subordinated notes due 2014 and to pay transaction expenses related to the Loews merger.

        On January 26, 2006, in connection with the consummation of the Loews merger, we issued 256,085.61252 voting shares of Class L-1 Common Stock, par value $0.01 per share ("Class L-1 Common Stock"), 256,085.61252 voting shares of Class L-2 Common Stock, par value $0.01 per share ("Class L-2 Common Stock" and, together with the Class L-1 Common Stock, the "Class L Common Stock"), 382,475 voting shares of Class A-1 Common Stock, par value $0.01 per share (the "Class A-1 Common Stock"), 382,475 voting shares of Class A-2 Common Stock, par value $0.01 per share (the "Class A-2 Common Stock" and, together with the Class A-1 Common Stock, the "Class A Common

Stock"), and 5,128.77496 nonvoting shares of Class N Common Stock, par value $0.01 per share (the "Class N Common Stock"), such that (i) the former non-management stockholders of LCE Holdings, including Bain, Carlyle and Spectrum (collectively, the "Former LCE Sponsors"), hold all of the outstanding shares of Class L Common Stock, (ii) the pre-existing non-management stockholders of Holdings, including JPMP and Apollo (collectively, the "Pre-Existing Holdings Sponsors" and, the Pre-Existing Holdings Sponsors together with the Former LCE Sponsors, the "Sponsors") and other co-investors (the "Coinvestors"), hold all of the outstanding shares of Class A Common Stock, and (iii) management stockholders of Holdings (the "Management Stockholders" and, together with the Sponsors and Coinvestors, the "Stockholders") hold all of the non-voting Class N Common Stock. The issuance of these securities was effected without registration under the Securities Act in reliance the exemption from registration provided under Section 4(2) promulgated thereunder.

        In connection with the Reclassification, we will issue                        shares of our common stock to holders of common stock of Marquee Holdings Inc. This transaction will be effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

EXHIBIT NUMBER	DESCRIPTION
1.1	Underwriting Agreement (to be filed by amendment).
*2.1(a)
Modified First Amended Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors for GC Companies, Inc. and its Jointly Administered Subsidiaries filed on March 1, 2002 with the United States Bankruptcy Court for the District of Delaware (incorporated by reference from Exhibit 2.2 to Form 8-K filed March 7, 2002).
*2.1(b)
Agreement and Plan of Merger, dated June 20, 2005, by and among Marquee Holdings Inc. and LCE Holdings, Inc. (incorporated by reference from Exhibit 2.1 to the Company's Form 8-K filed on June 24, 2005).
*2.2
Purchase and Sale Agreement, dated as of March 9, 2002, by and among G.S. Theaters, L.L.C., a Louisiana limited liability Company, Westbank Theatres, L.L.C., a Louisiana limited liability company, Clearview Theatres, L.L.C., a Louisiana limited liability company, Houma Theater, L.L.C., a Louisiana limited liability company, Hammond Theatres, L.L.C., a Louisiana limited liability company, and American Multi- Cinema, Inc. together with Form of Indemnification Agreement (Appendix J) (incorporated by reference from Exhibit 2.1 to Form 8-K filed March 13, 2002).
*2.3
Agreement and Plan of Merger, dated as of July 22, 2004 by and among Marquee Holdings Inc., Marquee Inc. and AMC Entertainment Inc. (incorporated by reference from Exhibit 2.1 to Form 8-K filed June 23, 2004).
*3.1
Second Amended and Restated Certificate of Incorporation of Marquee Holdings Inc. (incorporated by reference from Exhibit 3.1 to the Company's Form 8-K (File No. 333-122636) filed on January 31, 2006).
*3.2	Second Amended and Restated Bylaws of Marquee Holdings Inc. (incorporated by reference from Exhibit 3.2 to the company's Form 8-K (File No. 333-122636) filed January 31, 2006).

*4.1(a)
Credit Agreement, dated January 16, 2006 among AMC Entertainment Inc., Grupo Cinemex, S.A. de C.V., Cadena Mexicana de Exhibicion, S.A. de C.V., the Lenders and the Issuers named therein, Citicorp U.S. and Canada, Inc. and Banco Nacional de Mexico, S.A., Integrante del Groupo Financiero Banamex. (incorporated by reference from Exhibit 10.7 to the Company's Form 8-K (File No. 1-8747) filed January 31, 2006).
*4.1(b)
Guaranty, dated January 26, 2006 by AMC Entertainment Inc. and each of the other Guarantors party thereto, in favor of the Guaranteed Parties named therein (incorporated by reference from Exhibit 10.8 to the Company's Form 8-K (File No. 1-8747) filed January 31, 2006).
*4.1(c)
Pledge and Security Agreement, dated January 26, 2006, by AMC Entertainment Inc. and each of the other Grantors party thereto in favor of Citicorp U.S. and Canada, Inc., as agent for the Secured Parties (incorporated by reference from Exhibit 10.9 to the Company's Form 8-K (File No. 1-8747) filed January 31, 2006).
*4.1(d)
Consent and Release, dated as of April 17, 2006, by and between AMC Entertainment Inc. and Citicorp U.S. and Canada, Inc. (incorporated by reference from Exhibit 4.1(d) to the Company's Form S-4 (File No. 333-133574) filed April 27, 2006).
*4.2(a)
Indenture, dated January 27, 1999, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.3 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended December 31, 1998).
*4.2(b)
Agreement of Resignation, Appointment and Acceptance, dated August 30, 2000, among the Company, The Bank of New York and HSBC Bank USA respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.3(a) to the Company's Form 10-Q (File No. 1-8747) for the quarter ended September 28, 2000).
*4.2(c)
First Supplemental Indenture dated March 29, 2002, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4 to the Company's Form 8-K (File No. 1-8747) dated April 10, 2002).
*4.2(d)
Second Supplemental Indenture dated December 23, 2004, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.1 to the Company's 8-K (File No. 1-8747) filed January 12, 2005).
*4.2(e)
Third Supplemental Indenture dated January 26, 2006, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.2(e) to the Company's Form 10-Q filed on February 13, 2006).
*4.2(f)
Fourth Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.2(f) to the Company's Form S-4 (File No. 333-133574) filed on April 27, 2006).

*4.3
Registration Rights Agreement, dated January 27, 1999, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.4 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended December 31, 1998).
*4.4(a)
Indenture, dated January 16, 2002, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.5 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on January 25, 2002).
*4.4(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.5(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.4(c)
Second Supplemental Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.4(c) to the Company's Form 10-Q filed on February 13, 2006).
*4.4(d)
Third Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.4(d) to the Company's Form S-4 (File No. 333-133574) filed April 27, 2006).
*4.5
Registration Rights Agreement, dated January 16, 2002, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.6 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on January 25, 2002).
*4.6(a)
Indenture, dated February 24, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014. (Incorporated by reference from Exhibit 4.7 to the Company's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).
*4.6(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.7(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.6(c)
Second Supplemental Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.6(c) to the Company's Form 10-Q filed on February 13, 2006).
*4.6(d)
Third Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.6(d) to the Company's Form S-4 (File No. 333-133574) filed April 27, 2006).
*4.7
Registration Rights Agreement, dated February 24, 2004, respecting AMC Entertainment Inc.'s 8% senior subordinated notes due 2014. (Incorporated by reference from Exhibit 4.8 to the Company's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).

*4.8(a)
Indenture, dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.9(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.8(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.9(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.8(c)
Second Supplemental Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.8(c) to the Company's Form 10-Q filed on February 13, 2006).
*4.8(d)
Third Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.8(d) to the Company's Form S-4 (File No. 333-133574) filed April 27, 2006).
*4.9(a)
Registration Rights Agreement dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.10(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.9(b)
Joinder Agreement to Registration Rights Agreement dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.10(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.10(a)
Indenture, dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.11(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.10(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.11(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.10(c)
Second Supplemental Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.10(c) to the Company's Form 10-Q filed on February 13, 2006).
*4.10(d)
Third Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.10(d) to the Company's Form S-4 (File No. 333-133574) filed on April 27, 2006).

*4.11(a)
Registration Rights Agreement dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.12(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.11(b)
Joinder Agreement to Registration Rights Agreement dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.12(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.12(a)
Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s 11% senior subordinated notes due 2016, between AMC Entertainment Inc. and HSBC Bank USA, National Association (incorporated by reference from Exhibit 4.1 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*4.12(b)
First Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 11% Senior Subordinated Notes due 2016 (incorporated by reference from Exhibit 4.12(b) to the Company's Form S-4 (File No. 333-133574) filed April 27, 2006).
*4.13
Registration Rights Agreement dated January 26, 2006, respecting AMC Entertainment Inc.'s 11% senior subordinated notes due 2016, among AMC Entertainment Inc., the guarantors party thereto, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and J.P. Morgan Securities Inc. (incorporated by reference from Exhibit 4.2 to the company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*4.14(a)
Indenture, dated August 18, 2004, respecting Marquee Holdings Inc.'s 12% Senior Discount Notes due 2014 (incorporated by reference from Exhibit 4.13 to Holdings' Registration Statement on Form S-4 (file No. 333-122636) filed on February 8, 2005).
*4.14(b)
Registration Rights Agreement dated August 18, 2004, respecting Marquee Holdings Inc.'s 12% Senior Discount Notes due 2014 (incorporated by reference from Exhibit 4.14 to Holdings' Registration Statement on Form 5-4 (File No. 333-122636) filed on February 8, 2005).
4.15	Form of Certificate of Common Stock (to be filed by amendment).
5.1	Opinion of O'Melveny & Myers LLP (to be filed by amendment).
*10.1
Consent Decree, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of Washington (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (File No. 1- 8747) filed on December 27, 2005).
*10.2
Hold Separate Stipulation and Order, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of Washington (incorporated by reference from Exhibit 10.2 to the Company's Form 8-K (File No. 1-8747) filed on December 27, 2005).

*10.3
Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the Antitrust Division of the United States Department of Justice (incorporated by reference from Exhibit 10.3 to the Company's Form 8-K (File No. 1-8747) filed on December 27, 2005).
*10.4
Hold Separate Stipulation and Order, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings and the Antitrust Division of the United States Department of Justice (incorporated by reference from Exhibit 10.4 to the Company's Form 8-K (File No. 1-8747) filed on December 27, 2005).
*10.5
District of Columbia Final Judgment, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the District of Columbia (incorporated by reference from Exhibit 10.5 to the Company's Form 8-K (File No. 1-8747) filed on December 27, 2005).
*10.6
Stipulation for Entry into Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of California (incorporated by reference from Exhibit 10.6 to the Company's Form 8-K (File No. 1-8747) filed on December 27, 2005).
*10.7
Stipulated Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of California (incorporated by reference from Exhibit 10.7 to the Company's Form 8-K (File No. 1-8747) filed on December 27, 2005).
*10.8
Second Amended and Restated Stockholders Agreement of Marquee Holdings Inc., dated January 26, 2006, among Marquee Holdings Inc. and the stockholders of Marquee Holdings Inc. party thereto (incorporated by reference from Exhibit 4.4 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*10.9
Amended and Restated Management Stockholders Agreement of Marquee Holdings Inc., dated January 26, 2006, among Marquee Holdings Inc. and the stockholders of Marquee Holdings Inc. party thereto (incorporated by reference from Exhibit 10.3 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*10.10
Continuing Service Agreement, dated January 26, 2006, among AMC Entertainment Inc. (as successor to Loews Cineplex Entertainment Corporation) and Travis Reid, and, solely for the purposes of its repurchase obligations under Section 7 thereto, Marquee Holding Inc. (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*10.11
Non-Qualified Stock Option Agreement, dated January 26, 2006, between Marquee Holdings Inc. and Travis Reid (incorporated by reference from Exhibit 10.2 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*10.12
Amended and Restated Fee Agreement, dated as of January 26, 2006, by and among Marquee Holdings Inc., AMC Entertainment Inc., J.P. Morgan Partners, L.P., Apollo Management V, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V A), L.P., Apollo Netherlands partners V(B), L.P., Apollo German Partners V GmbH & Co KG Bain Capital Partners, LLC, TC Group, L.L.C., a Delaware limited liability company and Applegate and Collatos, Inc. (incorporated by reference from Exhibit 10.6 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).

*10.13
American Multi-Cinema, Inc. Savings Plan, a defined contribution 401(k) plan, restated January 1, 1989, as amended (Incorporated by reference from Exhibit 10.6 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
*10.14(a)
Defined Benefit Retirement Income Plan for Certain Employees of American Multi-Cinema, Inc. dated January 1, 1989, as amended (Incorporated by reference from Exhibit 10.7 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
*10.14(b)	AMC Supplemental Executive Retirement Plan dated January 1, 1994 (Incorporated by reference from Exhibit 10.7(b) to AMCE's Form 10-K (File No. 0-12429) for the fiscal year ended March 30, 1995).
*10.15
Employment Agreement between Marquee Holdings Inc., AMC Entertainment Inc. and Peter C. Brown dated December 23, 2004 (incorporated by reference from Exhibit 10.3 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*10.16
Employment agreement between Marquee Holdings Inc., AMC Entertainment Inc., American Multi-Cinema, Inc. and Philip M. Singleton dated December 23, 2004 (incorporated by reference from Exhibit 10.4 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*10.17
Executive Medical Expense Reimbursement and Supplemental Accidental Death or Dismemberment Insurance Plan, as restated effective as of February 1, 1991 (Incorporated by reference from Exhibit 10.13 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
*10.18	Division Operations Incentive Program (Incorporated by reference from Exhibit 10.15 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
*10.19
Summary of American Multi-Cinema, Inc. Executive Incentive Program (Incorporated by reference from Exhibit 10.36 to AMCE's Registration Statement on Form S-2 (File No. 33-51693) filed December 23, 1993).
*10.20
First Amended and Restated American Multi-Cinema, Inc. Retirement Enhancement Plan effective July 31, 2003 (incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
*10.21
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Richard M. Fay which commenced on July 1, 2001. (Incorporated by Reference from Exhibit 10.15 to Amendment No. 1 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
*10.22
AMC Non-Qualified Deferred Compensation Plans (Incorporated by reference from Exhibit 10.37 to Amendment No. 2 to AMCE's Registration Statement on Form S-2 (File No. 33-51693) filed February 18, 1994).
*10.23	American Multi-Cinema, Inc. Executive Savings Plan (Incorporated by reference from Exhibit 10.28 to AMCE's Registration Statement on Form S-4 (File No. 333-25755) filed April 24, 1997).

*10.24
Agreement of Sale and Purchase dated November 21, 1997 among American Multi-Cinema, Inc. and AMC Realty, Inc., as Seller, and Entertainment Properties Trust, as Purchaser (Incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
*10.25
Option Agreement dated November 21, 1997 among American Multi-Cinema, Inc. and AMC Realty, Inc., as Seller, and Entertainment Properties Trust, as Purchaser (Incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
*10.26
Right to Purchase Agreement dated November 21, 1997, between AMC Entertainment Inc., as Grantor, and Entertainment Properties Trust as Offeree (Incorporated by reference from Exhibit 10.3 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997.)
*10.27
Lease dated November 21, 1997 between Entertainment Properties Trust, as Landlord, and American Multi-Cinema, Inc., as Tenant (Incorporated by reference from Exhibit 10.4 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997). (Similar leases have been entered into with respect to the following theatres: Mission Valley 20, Promenade 16, Ontario Mills 30, Lennox 24, West Olive 16, Studio 30 (Houston), Huebner Oaks 24, First Colony 24, Oak View 24, Leawood Town Center 20, South Barrington 30, Gulf Pointe 30, Cantera 30, Mesquite 30, Hampton Town Center 24, Palm Promenade 24, Westminster Promenade 24, Hoffman Center 22, Elmwood Palace 20, Westbank Palace 16, Clearview Palace 12, Hammond Palace 10, Houma Palace 10, Livonia 20, Forum 30, Studio 29 (Olathe), Hamilton 24, Deer Valley 30, Mesa Grand 24 and Burbank 16.
*10.28
Guaranty of Lease dated November 21, 1997 between AMC Entertainment, Inc., as Guarantor, and Entertainment Properties Trust, as Owner (Incorporated by reference from Exhibit 10.5 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997, (Similar guaranties have been entered into with respect to the following theatres: Mission Valley 20, Promenade 16, Ontario Mills 30, Lennox 24, West Olive 16, Studio 30 (Houston), Huebner Oaks 24, First Colony 24, Oak View 24, Leawood Town Center 20, South Barrington 30, Gulf Pointe 30, Cantera 30, Mesquite 30, Hampton Town Center 24, Palm Promenade 24, Westminster Promenade 24, Hoffman Center 22, Elmwood Palace 20, Westbank Palace 16, Clearview Palace 12, Hammond Palace 10, Houma Palace 10, Livonia 20, Forum 30, Studio 29 (Olathe), Hamilton 24, Deer Valley 30, Mesa Grand 24 and Burbank 16.
*10.29
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Richard T. Walsh which commenced July 1, 2001. (Incorporated by Reference from Exhibit 10.25 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
*10.30
Form of Non-Qualified Stock Option Agreement used in December 22, 2004 option grants to Mr. Peter C. Brown and Mr. Philip M. Singleton (incorporated by reference from Exhibit 10.18 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).

*10.31
Form of Incentive Stock Option Agreement used in December 22, 2004 option grants to Mr. Peter C. Brown and Mr. Philip M. Singleton (incorporated by reference from Exhibit 10.19 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*10.32
Retainer agreement with Raymond F. Beagle, Jr. dated October 1, 2002. (Incorporated by Reference from Exhibit 10.27 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended September 26, 2002).
*10.33
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and John D. McDonald which commenced July 1, 2001. (Incorporated by Reference from Exhibit 10.29 to Amendment No. 1 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
*10.34
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Craig R. Ramsey which commenced on July 1, 2001. (Incorporated by Reference from Exhibit 10.36 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 27, 2002).
*10.35
Investment Agreement entered into April 19, 2001 by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P. (Incorporated by reference from Exhibit 4.7 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
*10.36
Standstill Agreement by and among AMC Entertainment Inc., and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P., dated as of April 19, 2001. (Incorporated by reference from Exhibit 4.8 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
*10.37
Registration Rights Agreement dated April 19, 2001 by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P. (Incorporated by reference from Exhibit 4.9 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
*10.38
Securities Purchase Agreement dated June 29, 2001 by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P., Apollo Management V, L.P., AMC Entertainment Inc., Sandler Capital Partners V, L.P., Sandler Capital Partners V FTE, L.P. and Sandler Capital Partners V Germany, L.P. (Incorporated by reference from Exhibit 4.6 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 28, 2001).
*10.39
Form of Indemnification Agreement dated September 18, 2003 between the Company and Peter C. Brown, Charles S. Sosland, Charles J. Egan, Jr., Michael N. Garin, Marc J. Rowan, Paul E. Vardeman, Leon D. Black and Laurence M. Berg (incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended January 1, 2004).

*10.40	2003 AMC Entertainment Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
*10.41
Description of 2004 Grant under the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.3 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
*10.42(a)	Marquee Holdings Inc. 2004 Stock Option Plan (incorporated by reference from Exhibit 10.32(a) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*10.42(b)	Form of Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10.32(b) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*10.42(c)	Form of Incentive Stock Option Agreement (incorporated by reference from Exhibit 10.32(c) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*10.43
Contribution and Unit Holders Agreement, dated as of March 29, 2005, among National Cinema Network, Inc., Regal CineMedia Corporation and National CineMedia, LLC (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed April 4, 2005).
*14	Code of Ethics (incorporated by reference from Exhibit 14 to AMCE's Form 10-K filed on June 23, 2004).
21	Subsidiaries of Marquee Holdings Inc. (to be filed by amendment).
**23.1	Consent of PricewaterhouseCoopers LLP as to Marquee Holdings Inc.'s financial statements.
**23.2	Consent of PricewaterhouseCoopers LLP as to LCE Holdings, Inc.'s financial statements.
23.3	Consent of O'Melveny & Myers LLP (included in Exhibit 5.1).

*
Previously filed.

**
Filed herewith.

(b)
Financial Statement Schedules

        See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

        All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this registration statement.

ITEM 17. UNDERTAKINGS

        (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Kansas City, state of Missouri, on December 11, 2006.

Marquee Holdings Inc.
By:	/s/ PETER C. BROWN Peter C. Brown Chairman of the Board, Chief Executive Officer and President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Craig R. Ramsey his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign this Registration Statement on Form S-1 for the registration of shares of the common stock of Marquee Holdings Inc. and any and all amendments (including post-effective amendments) and additions to this Registration Statement on Form S-1 relating to the offering contemplated hereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PETER C. BROWN Peter C. Brown	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	December 11, 2006
/s/ CRAIG R. RAMSEY Craig R. Ramsey	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 11, 2006
/s/ MICHAEL R. HANNON Michael R. Hannon	Director	December 11, 2006
/s/ STEPHEN P. MURRAY Stephen P. Murray	Director	December 11, 2006

/s/ STAN PARKER Stan Parker	Director	December 11, 2006
/s/ AARON J. STONE Aaron J. Stone	Director	December 11, 2006
/s/ JOHN CONNAUGHTON John Connaughton	Director	December 11, 2006
/s/ MICHAEL CONNELLY Michael Connelly	Director	December 11, 2006
/s/ BENJAMIN M. COUGHLIN Benjamin M. Coughlin	Director	December 11, 2006
/s/ TRAVIS REID Travis Reid	Director	December 11, 2006
/s/ KEVIN M. CONNOR Kevin M. Connor	Senior Vice President, General Counsel and Secretary	December 11, 2006
/s/ CHRIS A. COX Chris A. Cox	Vice President and Chief Accounting Officer (Principal Accounting Officer)	December 11, 2006

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Underwriting Agreement (to be filed by amendment).
*2.1(a)
Modified First Amended Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors for GC Companies, Inc. and its Jointly Administered Subsidiaries filed on March 1, 2002 with the United States Bankruptcy Court for the District of Delaware (incorporated by reference from Exhibit 2.2 to Form 8-K filed March 7, 2002).
*2.1(b)
Agreement and Plan of Merger, dated June 20, 2005, by and among Marquee Holdings Inc. and LCE Holdings, Inc. (incorporated by reference from Exhibit 2.1 to the Company's Form 8-K filed on June 24, 2005).
*2.2
Purchase and Sale Agreement, dated as of March 9, 2002, by and among G.S. Theaters, L.L.C., a Louisiana limited liability Company, Westbank Theatres, L.L.C., a Louisiana limited liability company, Clearview Theatres, L.L.C., a Louisiana limited liability company, Houma Theater, L.L.C., a Louisiana limited liability company, Hammond Theatres, L.L.C., a Louisiana limited liability company, and American Multi- Cinema, Inc. together with Form of Indemnification Agreement (Appendix J) (incorporated by reference from Exhibit 2.1 to Form 8-K filed March 13, 2002).
*2.3
Agreement and Plan of Merger, dated as of July 22, 2004 by and among Marquee Holdings Inc., Marquee Inc. and AMC Entertainment Inc. (incorporated by reference from Exhibit 2.1 to Form 8-K filed June 23, 2004).
*3.1
Second Amended and Restated Certificate of Incorporation of Marquee Holdings Inc. (incorporated by reference from Exhibit 3.1 to the Company's Form 8-K (File No. 333-122636) filed on January 31, 2006).
*3.2	Second Amended and Restated Bylaws of Marquee Holdings Inc. (incorporated by reference from Exhibit 3.2 to the company's Form 8-K (File No. 333-122636) filed January 31, 2006).
*4.1(a)
Credit Agreement, dated January 16, 2006 among AMC Entertainment Inc., Grupo Cinemex, S.A. de C.V., Cadena Mexicana de Exhibicion, S.A. de C.V., the Lenders and the Issuers named therein, Citicorp U.S. and Canada, Inc. and Banco Nacional de Mexico, S.A., Integrante del Groupo Financiero Banamex. (incorporated by reference from Exhibit 10.7 to the Company's Form 8-K (File No. 1-8747) filed January 31, 2006).
*4.1(b)
Guaranty, dated January 26, 2006 by AMC Entertainment Inc. and each of the other Guarantors party thereto, in favor of the Guaranteed Parties named therein (incorporated by reference from Exhibit 10.8 to the Company's Form 8-K (File No. 1-8747) filed January 31, 2006).
*4.1(c)
Pledge and Security Agreement, dated January 26, 2006, by AMC Entertainment Inc. and each of the other Grantors party thereto in favor of Citicorp U.S. and Canada, Inc., as agent for the Secured Parties (incorporated by reference from Exhibit 10.9 to the Company's Form 8-K (File No. 1-8747) filed January 31, 2006).

1

*4.1(d)
Consent and Release, dated as of April 17, 2006, by and between AMC Entertainment Inc. and Citicorp U.S. and Canada, Inc. (incorporated by reference from Exhibit 4.1(d) to the Company's Form S-4 (File No. 333-133574) filed April 27, 2006).
*4.2(a)
Indenture, dated January 27, 1999, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.3 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended December 31, 1998).
*4.2(b)
Agreement of Resignation, Appointment and Acceptance, dated August 30, 2000, among the Company, The Bank of New York and HSBC Bank USA respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.3(a) to the Company's Form 10-Q (File No. 1-8747) for the quarter ended September 28, 2000).
*4.2(c)
First Supplemental Indenture dated March 29, 2002, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4 to the Company's Form 8-K (File No. 1-8747) dated April 10, 2002).
*4.2(d)
Second Supplemental Indenture dated December 23, 2004, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.1 to the Company's 8-K (File No. 1-8747) filed January 12, 2005).
*4.2(e)
Third Supplemental Indenture dated January 26, 2006, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.2(e) to the Company's Form 10-Q filed on February 13, 2006).
*4.2(f)
Fourth Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.2(f) to the Company's Form S-4 (File No. 333-133574) filed on April 27, 2006).
*4.3
Registration Rights Agreement, dated January 27, 1999, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.4 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended December 31, 1998).
*4.4(a)
Indenture, dated January 16, 2002, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.5 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on January 25, 2002).
*4.4(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.5(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.4(c)
Second Supplemental Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.4(c) to the Company's Form 10-Q filed on February 13, 2006).

2

*4.4(d)
Third Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.4(d) to the Company's Form S-4 (File No. 333-133574) filed April 27, 2006).
*4.5
Registration Rights Agreement, dated January 16, 2002, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.6 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on January 25, 2002).
*4.6(a)
Indenture, dated February 24, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014. (Incorporated by reference from Exhibit 4.7 to the Company's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).
*4.6(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.7(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.6(c)
Second Supplemental Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.6(c) to the Company's Form 10-Q filed on February 13, 2006).
*4.6(d)
Third Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.6(d) to the Company's Form S-4 (File No. 333-133574) filed April 27, 2006).
*4.7
Registration Rights Agreement, dated February 24, 2004, respecting AMC Entertainment Inc.'s 8% senior subordinated notes due 2014. (Incorporated by reference from Exhibit 4.8 to the Company's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).
*4.8(a)
Indenture, dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.9(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.8(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.9(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.8(c)
Second Supplemental Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.8(c) to the Company's Form 10-Q filed on February 13, 2006).
*4.8(d)
Third Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.8(d) to the Company's Form S-4 (File No. 333-133574) filed April 27, 2006).

3

*4.9(a)
Registration Rights Agreement dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.10(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.9(b)
Joinder Agreement to Registration Rights Agreement dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.10(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.10(a)
Indenture, dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.11(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.10(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.11(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.10(c)
Second Supplemental Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.10(c) to the Company's Form 10-Q filed on February 13, 2006).
*4.10(d)
Third Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.10(d) to the Company's Form S-4 (File No. 333-133574) filed on April 27, 2006).
*4.11(a)
Registration Rights Agreement dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.12(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.11(b)
Joinder Agreement to Registration Rights Agreement dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.12(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*4.12(a)
Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s 11% senior subordinated notes due 2016, between AMC Entertainment Inc. and HSBC Bank USA, National Association (incorporated by reference from Exhibit 4.1 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*4.12(b)
First Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 11% Senior Subordinated Notes due 2016 (incorporated by reference from Exhibit 4.12(b) to the Company's Form S-4 (File No. 333-133574) filed April 27, 2006).

4

*4.13
Registration Rights Agreement dated January 26, 2006, respecting AMC Entertainment Inc.'s 11% senior subordinated notes due 2016, among AMC Entertainment Inc., the guarantors party thereto, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and J.P. Morgan Securities Inc. (incorporated by reference from Exhibit 4.2 to the company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*4.14(a)
Indenture, dated August 18, 2004, respecting Marquee Holdings Inc.'s 12% Senior Discount Notes due 2014 (incorporated by reference from Exhibit 4.13 to Holdings' Registration Statement on Form S-4 (file No. 333-122636) filed on February 8, 2005).
*4.14(b)
Registration Rights Agreement dated August 18, 2004, respecting Marquee Holdings Inc.'s 12% Senior Discount Notes due 2014 (incorporated by reference from Exhibit 4.14 to Holdings' Registration Statement on Form 5-4 (File No. 333-122636) filed on February 8, 2005).
4.15	Form of Certificate of Common Stock (to be filed by amendment).
5.1	Opinion of O'Melveny & Myers LLP (to be filed by amendment).
*10.1
Consent Decree, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of Washington (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (File No. 1- 8747) filed on December 27, 2005).
*10.2
Hold Separate Stipulation and Order, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of Washington (incorporated by reference from Exhibit 10.2 to the Company's Form 8-K (File No. 1-8747) filed on December 27, 2005).
*10.3
Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the Antitrust Division of the United States Department of Justice (incorporated by reference from Exhibit 10.3 to the Company's Form 8-K (File No. 1-8747) filed on December 27, 2005).
*10.4
Hold Separate Stipulation and Order, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings and the Antitrust Division of the United States Department of Justice (incorporated by reference from Exhibit 10.4 to the Company's Form 8-K (File No. 1-8747) filed on December 27, 2005).
*10.5
District of Columbia Final Judgment, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the District of Columbia (incorporated by reference from Exhibit 10.5 to the Company's Form 8-K (File No. 1-8747) filed on December 27, 2005).
*10.6
Stipulation for Entry into Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of California (incorporated by reference from Exhibit 10.6 to the Company's Form 8-K (File No. 1-8747) filed on December 27, 2005).
*10.7
Stipulated Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of California (incorporated by reference from Exhibit 10.7 to the Company's Form 8-K (File No. 1-8747) filed on December 27, 2005).

5

*10.8
Second Amended and Restated Stockholders Agreement of Marquee Holdings Inc., dated January 26, 2006, among Marquee Holdings Inc. and the stockholders of Marquee Holdings Inc. party thereto (incorporated by reference from Exhibit 4.4 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*10.9
Amended and Restated Management Stockholders Agreement of Marquee Holdings Inc., dated January 26, 2006, among Marquee Holdings Inc. and the stockholders of Marquee Holdings Inc. party thereto (incorporated by reference from Exhibit 10.3 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*10.10
Continuing Service Agreement, dated January 26, 2006, among AMC Entertainment Inc. (as successor to Loews Cineplex Entertainment Corporation) and Travis Reid, and, solely for the purposes of its repurchase obligations under Section 7 thereto, Marquee Holding Inc. (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*10.11
Non-Qualified Stock Option Agreement, dated January 26, 2006, between Marquee Holdings Inc. and Travis Reid (incorporated by reference from Exhibit 10.2 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*10.12
Amended and Restated Fee Agreement, dated as of January 26, 2006, by and among Marquee Holdings Inc., AMC Entertainment Inc., J.P. Morgan Partners, L.P., Apollo Management V, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V A), L.P., Apollo Netherlands partners V(B), L.P., Apollo German Partners V GmbH & Co KG Bain Capital Partners, LLC, TC Group, L.L.C., a Delaware limited liability company and Applegate and Collatos, Inc. (incorporated by reference from Exhibit 10.6 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
*10.13
American Multi-Cinema, Inc. Savings Plan, a defined contribution 401(k) plan, restated January 1, 1989, as amended (Incorporated by reference from Exhibit 10.6 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
*10.14(a)
Defined Benefit Retirement Income Plan for Certain Employees of American Multi-Cinema, Inc. dated January 1, 1989, as amended (Incorporated by reference from Exhibit 10.7 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
*10.14(b)	AMC Supplemental Executive Retirement Plan dated January 1, 1994 (Incorporated by reference from Exhibit 10.7(b) to AMCE's Form 10-K (File No. 0-12429) for the fiscal year ended March 30, 1995).
*10.15
Employment Agreement between Marquee Holdings Inc., AMC Entertainment Inc. and Peter C. Brown dated December 23, 2004 (incorporated by reference from Exhibit 10.3 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*10.16
Employment agreement between Marquee Holdings Inc., AMC Entertainment Inc., American Multi-Cinema, Inc. and Philip M. Singleton dated December 23, 2004 (incorporated by reference from Exhibit 10.4 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).

6

*10.17
Executive Medical Expense Reimbursement and Supplemental Accidental Death or Dismemberment Insurance Plan, as restated effective as of February 1, 1991 (Incorporated by reference from Exhibit 10.13 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
*10.18	Division Operations Incentive Program (Incorporated by reference from Exhibit 10.15 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
*10.19
Summary of American Multi-Cinema, Inc. Executive Incentive Program (Incorporated by reference from Exhibit 10.36 to AMCE's Registration Statement on Form S-2 (File No. 33-51693) filed December 23, 1993).
*10.20
First Amended and Restated American Multi-Cinema, Inc. Retirement Enhancement Plan effective July 31, 2003 (incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
*10.21
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Richard M. Fay which commenced on July 1, 2001. (Incorporated by Reference from Exhibit 10.15 to Amendment No. 1 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
*10.22
AMC Non-Qualified Deferred Compensation Plans (Incorporated by reference from Exhibit 10.37 to Amendment No. 2 to AMCE's Registration Statement on Form S-2 (File No. 33-51693) filed February 18, 1994).
*10.23	American Multi-Cinema, Inc. Executive Savings Plan (Incorporated by reference from Exhibit 10.28 to AMCE's Registration Statement on Form S-4 (File No. 333-25755) filed April 24, 1997).
*10.24
Agreement of Sale and Purchase dated November 21, 1997 among American Multi-Cinema, Inc. and AMC Realty, Inc., as Seller, and Entertainment Properties Trust, as Purchaser (Incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
*10.25
Option Agreement dated November 21, 1997 among American Multi-Cinema, Inc. and AMC Realty, Inc., as Seller, and Entertainment Properties Trust, as Purchaser (Incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
*10.26
Right to Purchase Agreement dated November 21, 1997, between AMC Entertainment Inc., as Grantor, and Entertainment Properties Trust as Offeree (Incorporated by reference from Exhibit 10.3 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997.)

7

*10.27
Lease dated November 21, 1997 between Entertainment Properties Trust, as Landlord, and American Multi-Cinema, Inc., as Tenant (Incorporated by reference from Exhibit 10.4 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997). (Similar leases have been entered into with respect to the following theatres: Mission Valley 20, Promenade 16, Ontario Mills 30, Lennox 24, West Olive 16, Studio 30 (Houston), Huebner Oaks 24, First Colony 24, Oak View 24, Leawood Town Center 20, South Barrington 30, Gulf Pointe 30, Cantera 30, Mesquite 30, Hampton Town Center 24, Palm Promenade 24, Westminster Promenade 24, Hoffman Center 22, Elmwood Palace 20, Westbank Palace 16, Clearview Palace 12, Hammond Palace 10, Houma Palace 10, Livonia 20, Forum 30, Studio 29 (Olathe), Hamilton 24, Deer Valley 30, Mesa Grand 24 and Burbank 16.
*10.28
Guaranty of Lease dated November 21, 1997 between AMC Entertainment, Inc., as Guarantor, and Entertainment Properties Trust, as Owner (Incorporated by reference from Exhibit 10.5 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997, (Similar guaranties have been entered into with respect to the following theatres: Mission Valley 20, Promenade 16, Ontario Mills 30, Lennox 24, West Olive 16, Studio 30 (Houston), Huebner Oaks 24, First Colony 24, Oak View 24, Leawood Town Center 20, South Barrington 30, Gulf Pointe 30, Cantera 30, Mesquite 30, Hampton Town Center 24, Palm Promenade 24, Westminster Promenade 24, Hoffman Center 22, Elmwood Palace 20, Westbank Palace 16, Clearview Palace 12, Hammond Palace 10, Houma Palace 10, Livonia 20, Forum 30, Studio 29 (Olathe), Hamilton 24, Deer Valley 30, Mesa Grand 24 and Burbank 16.
*10.29
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Richard T. Walsh which commenced July 1, 2001. (Incorporated by Reference from Exhibit 10.25 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
*10.30
Form of Non-Qualified Stock Option Agreement used in December 22, 2004 option grants to Mr. Peter C. Brown and Mr. Philip M. Singleton (incorporated by reference from Exhibit 10.18 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*10.31
Form of Incentive Stock Option Agreement used in December 22, 2004 option grants to Mr. Peter C. Brown and Mr. Philip M. Singleton (incorporated by reference from Exhibit 10.19 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*10.32
Retainer agreement with Raymond F. Beagle, Jr. dated October 1, 2002. (Incorporated by Reference from Exhibit 10.27 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended September 26, 2002).
*10.33
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and John D. McDonald which commenced July 1, 2001. (Incorporated by Reference from Exhibit 10.29 to Amendment No. 1 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
*10.34
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Craig R. Ramsey which commenced on July 1, 2001. (Incorporated by Reference from Exhibit 10.36 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 27, 2002).

8

*10.35
Investment Agreement entered into April 19, 2001 by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P. (Incorporated by reference from Exhibit 4.7 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
*10.36
Standstill Agreement by and among AMC Entertainment Inc., and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P., dated as of April 19, 2001. (Incorporated by reference from Exhibit 4.8 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
*10.37
Registration Rights Agreement dated April 19, 2001 by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P. (Incorporated by reference from Exhibit 4.9 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
*10.38
Securities Purchase Agreement dated June 29, 2001 by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P., Apollo Management V, L.P., AMC Entertainment Inc., Sandler Capital Partners V, L.P., Sandler Capital Partners V FTE, L.P. and Sandler Capital Partners V Germany, L.P. (Incorporated by reference from Exhibit 4.6 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 28, 2001).
*10.39
Form of Indemnification Agreement dated September 18, 2003 between the Company and Peter C. Brown, Charles S. Sosland, Charles J. Egan, Jr., Michael N. Garin, Marc J. Rowan, Paul E. Vardeman, Leon D. Black and Laurence M. Berg (incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended January 1, 2004).
*10.40	2003 AMC Entertainment Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
*10.41
Description of 2004 Grant under the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.3 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
*10.42(a)	Marquee Holdings Inc. 2004 Stock Option Plan (incorporated by reference from Exhibit 10.32(a) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*10.42(b)	Form of Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10.32(b) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
*10.42(c)	Form of Incentive Stock Option Agreement (incorporated by reference from Exhibit 10.32(c) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).

9

*10.43
Contribution and Unit Holders Agreement, dated as of March 29, 2005, among National Cinema Network, Inc., Regal CineMedia Corporation and National CineMedia, LLC (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed April 4, 2005).
*14	Code of Ethics (incorporated by reference from Exhibit 14 to AMCE's Form 10-K filed on June 23, 2004).
21	Subsidiaries of Marquee Holdings Inc. (to be filed by amendment).
**23.1	Consent of PricewaterhouseCoopers LLP as to Marquee Holdings Inc.'s financial statements.
**23.2	Consent of PricewaterhouseCoopers LLP as to LCE Holdings, Inc.'s financial statements.
23.3	Consent of O'Melveny & Myers LLP (included in Exhibit 5.1).

*
Previously filed.

**
Filed herewith.

10

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LCE HOLDINGS, INC. COMBINED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)
LCE HOLDINGS, INC. CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (In thousands of U.S. dollars, except share data)
LCE HOLDINGS, INC. COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS (In thousands of U.S. dollars)
LCE HOLDINGS, INC. NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data and as otherwise noted)
LCE HOLDINGS, INC. NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data and as otherwise noted)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
  ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
  ITEM 17. UNDERTAKINGS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX